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                                                                      EXHIBIT D

[LOGO] 4/c logo star
                         FEDERATIVE REPUBLIC OF BRAZIL





    This description of the Federative Republic of Brazil is dated as of June 28, 2002 and appears as Exhibit D to the Federative Republic of Brazil's Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2001.

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   Until the introduction of the real in July 1994, Brazil had experienced high rates of inflation. A variety of indices exist for measuring inflation in Brazil. This document uses the General Price Index-Domestic Supply, a national price index based on a weighting of three other indices ("GPI-DS"), the Wholesale Price Index-Domestic Supply ("WPI-DS") (60%), the Consumer Price
Index ("CPI") (30%), and the National Index of Building Costs ("NIBC") (10%). The GPI-DS, one of the most widely used inflation indices, is calculated by the Getulio Vargas Foundation, an independent research organization. See "The Brazilian Economy--Prices". As measured by the GPI-DS, the annual rate of inflation in Brazil was 10.4% in 2001, 9.8% in 2000, 20.0% in 1999, 1.7% in
1998, 7.5% in 1997, 9.3% in 1996, 14.8% in 1995, but was 909.6% for 1994 and
2,708.6% for 1993. Other inflation indices from time to time show higher inflation rates than the GPI-DS. Such high historical levels of inflation, together with the devaluation of the Brazilian currency in relation to the U.S. dollar, render comparisons of year-to-year financial performance and U.S.
dollar translations less meaningful. Accordingly, the effects of inflationary distortions should be considered by the readers of all financial and statistical information contained herein. Except as indicated herein, the exchange rates used herein to convert pre-Cruzado Plan cruzeiro, cruzado, cruzado novo, post-Cruzado Plan cruzeiro, cruzeiro real or real amounts into U.S. dollars for a particular period were the commercial rates of exchange recorded by the Central Bank in effect at the end of such period. These conversions are provided solely for the convenience of readers of this document and should not be construed as implying that the Brazilian currency amounts represent or have been or could be converted into U.S. dollars at such rates.

   The following table sets forth certain exchange rate information for the selling of U.S. dollars, expressed in nominal reais, for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for the real.

Table No. 1

                   Commercial Exchange Rates (Selling Side)
                                   R$/$1.00

                                              Percentage
                         Average for End of     Change
                    Year  Period(1)  Period (End of Period)
                    ---- ----------- ------ ---------------
                    1997   1.0787    1.1164       7.4
                    1998   1.1611    1.2087       8.3
                    1999   1.8158    1.7890      48.0
                    2000   1.8295    1.9554       9.3
                    2001   2.3515    2.3204      18.7

--------
(1) Weighted average of the exchange rates on business days during the period.
Source:  Central Bank

   In January 1999, the Central Bank abandoned its exchange band mechanism, which encouraged small exchange devaluations within a specified range and which had been in effect since March 1995, and permitted the value of the real to float freely against that of the dollar. On December 31, 2001, the real-U.S. dollar exchange rate (sell side) in the commercial exchange market, as published by the Central Bank of Brazil (the "Central Bank"), was R$2.3204 to $1.00. See "Balance of Payments and Foreign Trade--Foreign Exchange Rates and Exchange Controls". In this report, references to "dollars", "U.S. dollars", "$" and "U.S.$" are to United States dollars, and references to "real", "reais" and "R$" are to Brazilian reais.

   The fiscal year of the federal Government of Brazil (the "Government") ends December 31. The fiscal year ended December 31, 2001 is referred to in this Prospectus as "2001", and other years are referred to in a similar manner. Tables herein may not add due to rounding.

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                                 [MAP of Brazil]

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                                 INTRODUCTION

   Brazil is the fifth largest country in the world and occupies nearly half the land area of South America. Brazil shares a border with every country in South America except Chile and Ecuador. The capital of Brazil is Brasilia, and the official language is Portuguese. On December 31, 2000, Brazil's estimated population was 170.1 million.

   Following two decades of military governments, in 1985 Brazil made a successful transition to civilian authority and democratic government. A new Brazilian Constitution (the "Constitution") was adopted in 1988. In 1989, direct presidential elections were held for the first time in 29 years. The second such election occurred on October 3, 1994, at which time Fernando Henrique Cardoso, Minister of Finance from April 1993 to April 1994, was elected President. Mr. Cardoso assumed office on January 1, 1995 for a term of four years and was reelected on October 5, 1998 to another four-year term that ends on January 1, 2003. The Cardoso administration has advocated a number of constitutional amendments and other measures designed to effect fundamental changes in Brazil's public finances. These include, among others, reforms of the tax and social security systems, modification of the scope of certain state monopolies, changes in the spending responsibilities of different levels of government and changes in conditions of employment in the public sector. The Cardoso administration has also taken steps to further Brazil's economic liberalization process and has pursued the passage of a number of constitutional amendments and legislative measures designed to deregulate the Brazilian economy, reduce the Government's fiscal deficit and encourage foreign capital investment.

   National general elections are scheduled to occur in October 2002. The office of President, two-thirds of the Senate and all of the seats in the Federal Chamber of Deputies, as well as all of the State governorships and all of the seats in the State legislatures, will be determined through that election. Having served two consecutive terms as President, Mr. Cardoso is not eligible to stand for reelection.

   The Plano Real, which the Government announced in December 1993, succeeded in lowering inflation from an annual rate of 2,708.6% in 1993 and 909.6% in 1994 to 14.8% in 1995, 9.3% in 1996, 7.5% in 1997 and 1.7% in 1998, as measured by the GPI-DS. The inflation rate increased to 20.0% in 1999, however, following the decision of the Central Bank in January 1999 to permit the value of the real to float against that of the dollar. Since December 1999, the inflation rate has declined, registering 9.8% in 2000 and 10.4% in 2001. The inflation rate for the twelve months ended May 31, 2002 was 9.4%. See "The Brazilian Economy--Plano Real and Current Economic Policy" and "Balance of Payments and Foreign Trade--Foreign Exchange Rates and Exchange Controls". The Cardoso administration has sought to build upon the initial success of the Plano Real by advocating broader measures to address what it regards as underlying structural problems that have distorted fiscal and monetary policy. Prior to the introduction of the real as Brazil's official currency in July 1994 pursuant to the Plano Real, Brazil's economic performance had been characterized by macroeconomic instability, including extremely high rates of inflation and significant and sudden currency devaluations. See "The Brazilian Economy--Historical Background to Economic Policies", "--Plano Real and Current Economic Policy" and "--Prices". Pre-Plano Real stabilization efforts, which included wage and price controls, failed to contain inflation for any extended period.

   The continued success of the Plano Real depends on the ability of the Government to maintain fiscal restraint in the face of both domestic and international economic pressures as well as, in the long term, on the ability of the Government to implement additional structural reforms, such as the reform of the tax and social security systems and the transfer of certain federal spending responsibilities to State governments, some of which require either additional constitutional amendments or implementing legislation. Whereas amendments to the Constitution require three-fifths of the votes of the respective members of each house of Congress in two separate rounds, ordinary legislation requires only a simple majority of both houses of Congress. President Cardoso's party, which holds the third largest block of seats in Congress and the

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second largest block of seats in the Chamber of Deputies, does not alone have sufficient votes to ensure passage of such amendments or related implementing legislation, and proposed amendments have been modified after negotiations with Congress in order to secure their passage. Consequently, the ability of the Cardoso administration to effect lasting economic reforms depends upon a shifting coalition that includes a variety of political parties with varying degrees of stated commitment to these measures. See "The Federative Republic of Brazil--Form of Government and Political Parties".

   Following the initiation of a police investigation into its candidate for President, the Partido da Frente Liberal (PFL) withdrew from the Government's coalition in March 2002. In addition, half of President Cardoso's cabinet resigned and was replaced in April 2002 as a result of the election law of Brazil, which requires candidates (with the exception of certain incumbents who are running for reelection) to resign from public office at least six months prior to the election. Although the resignees did not include the Finance Minister, the Foreign Minister or the Minister of Development, Industry and Foreign Trade, the PFL's withdrawal from the Government's coalition and the cabinet resignations could make it more difficult for the Cardoso administration to implement certain reforms during the remainder of 2002.

   Reduced inflation in Brazil has had a significant effect on the country's banking system, resulting in the decline of sources of profit associated largely with high inflation (such as spread or "float" revenue earned through financial intermediation). Following the introduction of the Plano Real, the Central Bank assumed administrative control of several large financial institutions, including Banco do Estado de Sao Paulo S.A. ("BANESPA") and Banco do Estado do Rio de Janeiro S.A. ("BANERJ"), banks owned by the States of Sao Paulo and Rio de Janeiro, respectively, as well as major private sector banks such as Banco Economico S.A., and helped arrange the restructuring and sale of significant assets of others, including Banco Nacional S.A. and Banco Bamerindus S.A. From the introduction of its Program of Incentives for Restructuring and Strengthening of the National Financial System (PROER) in November 1995 through May 31, 2001, the Central Bank made gross disbursements thereunder of approximately R$21.1 billion, primarily for the restructuring of Banco Nacional S.A., Banco Economico S.A. and Banco Bamerindus S.A.; this amount does not reflect any assistance that may eventually be provided to other banks which may become eligible for assistance in the future. See "The Financial System--General". In addition, on February 28, 1997, the Government established the Support Program for the Reduction of the State Public Sector in Banking Activity (PROES) to facilitate the privatization or other disposition of Brazilian State-owned banks. As of July 31, 2001, 44 State financial institutions had sought PROES assistance, with a majority electing to be privatized or converted into a development agency. See "The Financial System--General". Ten former State-controlled banks had been privatized as of June 2002, including BANESPA and BANERJ. See "The Brazilian Economy--State-Controlled Enterprises".

   On June 22, 2001, the Government announced its intention to recapitalize four federal banks by taking over nonperforming loans, purchasing assets in exchange for domestic debt securities and increasing the capital of such institutions. See "The Financial System--Public Financial Institutions".

   Real gross domestic product ("GDP") rose 3.3% in 1997, 0.1% in 1998, 0.8% in 1999, 4.4% in 2000 and 1.5% in 2001. Agricultural production and the services sector increased 5.1% and 2.5%, respectively, in 2001, while the industrial sector declined 0.6%. A number of factors depressed industrial output. First, high interest rates reduced demand for consumer durables. See "The Financial System--Monetary Policy and Money Supply". Second, the institution of electricity rationing in June 2001 to address power shortages arising from low rainfall caused many industrial companies to reduce output and, in some cases, close production lines.

   Brazil's overall trade flows grew markedly during the five years ended December 31, 1997, rising from $63.8 billion in 1993 to $112.7 billion in 1997, a 76.7% increase. Because of the decline in economic activity in 1998 and 1999, Brazil's overall trade flows declined to $108.9 billion in 1998 and $97.2 billion in 1999. Imports declined by 3.4% to $57.7 billion in 1998 and by 14.7% to $49.2 billion in 1999, while

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exports declined by 3.5% to $51.1 billion in 1998 and by 6.1% to $48.0 billion in 1999. Brazil nevertheless continued to register trade deficits amounting to $6.6 billion in 1998 and $1.2 billion in 1999. Brazil's overall trade flows recovered in 2000, totaling $110.9 billion. Imports rose 13.4% to $55.8 billion, while exports rose 14.7% to $55.1 billion. Brazil ended the year with a trade deficit of approximately $698 million. Brazil's overall trade flows continued their recovery in 2001, totaling $113.8 billion. Exports grew 5.7% to $58.2 billion, while imports fell 0.4% to $55.6 billion. The result was a trade surplus of approximately $2.6 billion in 2001, the first since 1994.

   Preliminary trade figures through May 2002 indicate that Brazil registered a trade surplus of approximately $1.9 billion, based on exports totaling $21.0 billion and imports totaling $19.0 billion. The $1.9 billion trade surplus was the highest for the first five months of any year since 1995. The trade balance for the corresponding period in 2001 was a deficit of $354 million.

   Argentina's economic situation continues to have an adverse impact on Brazil's trade flows, although Argentina's contribution to Brazil's exports has declined since 1998, when 13.2% of Brazil's exports were sold to Argentina. In 2001, exports to Argentina totaled approximately $5.0 billion, representing 8.6% of Brazil's total exports. Preliminary trade data indicate that Brazil's exports to Argentina declined 62.6% in May 2002 relative to May 2001, while imports from Argentina declined 26.6% relative to May 2001.

   The current account recorded deficits in each of the six years ended December 31, 1998 due to increased expenditures on services and a deteriorating trade balance. On December 31, 1998, Brazil's current account deficit reached $33.5 billion. Brazil's current account deficit declined 24.0% to $25.4 billion in 1999, largely as a result of an improved trade balance and a reduction in net service expenditures and net income outflows. In 2000 and 2001, Brazil's current account deficit declined further to $24.3 billion and $23.2 billion, respectively. Brazil's capital and financial account recorded a surplus during those years as a result of net capital inflows and, in 1994, the restructuring of the Republic's external indebtedness. Notwithstanding the surplus in its capital and financial account, the balance of payments registered deficits of $7.9 billion in 1997, $8.0 billion in 1998, $7.8 billion in 1999 and $2.3 billion in 2000. The Republic registered a $3.3 billion surplus in its balance of payments in 2001, largely as a result of improved trade figures and a 44.3% increase in its capital and financial account surplus. See "Balance of Payments and Foreign Trade--Foreign Trade" and "--Balance of Payments".

   The Republic has financed most of its current account deficit each year through direct foreign investment. However, the Republic's recurring current account deficits and the need to finance them have left the Republic vulnerable at times to external shocks and reductions in direct foreign investment.

   The contagion effect from the Asian financial crisis caused a sell-off of Brazilian securities in late October 1997 and related declines in the Brazilian stock markets. In response, the Government used a portion of its international reserves to intervene in the foreign exchange markets, causing international reserves to fall to approximately $52.2 billion on December 31, 1997. In addition, the Central Bank took temporary measures designed to provide long-term stability in the Brazilian capital markets and to moderate surges in capital outflows. See "The Brazilian Economy--Plano Real and Current Economic Policy". The sell-off of Brazilian securities and related declines in the Brazilian stock markets had an adverse effect on foreign investment flows to Brazil in 1997. Brazil ended the year with total net foreign investment of $27.1 billion, an 8.9% decline from 1996, with net foreign portfolio investment down 50.5% to $10.9 billion. However, net foreign direct investment reached $19.0 billion in 1997, a 76.0% increase over 1996.

   Brazil's international reserves recovered during the first four months of 1998, reaching an historic high of $74.7 billion on April 30, 1998. On July 31, 1998, Brazil's international reserves stood at approximately $70.2 billion, corresponding to approximately 14 months of imports. In August 1998, however, adverse developments in Russia led to another sell-off of Brazilian securities as investors sought to reduce their exposure to emerging markets. Although outflows in August 1998 were partially offset by net foreign direct

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investment, primarily resulting from the privatization of Telecomunicacoes
Brasileiras S.A. ("Telebras"), Brazil's international reserves declined to $67.3 billion on August 31, 1998, $45.8 billion on September 30, 1998 and $42.4 billion on October 31, 1998.

   Brazil's international reserves stabilized following the announcement of a $41.8 billion International Monetary Fund-led support package (see "The Brazilian Economy--Plano Real and Current Economic Policy"), reaching $41.2 billion on November 30, 1998. The Central Bank also lowered its assistance rate
(TBAN) during this time from 49.75% to 42.25% on November 12, 1998 and 36% on December 17, 1998. In December 1998, however, there were significant outflows following the Government's failure to secure passage of a key social security reform bill by the Chamber of Deputies in a December 3, 1998 vote and delays in the voting of the increase in the provisional tax on financial transactions (contribuicao provisoria sobre movimentacao financeira, or CPMF). After giving effect to such outflows and a $9.3 billion disbursement from the support package, reserves stood at $44.6 billion on December 31, 1998. On December 31, 1998, the real-U.S. dollar exchange rate (sell side) in the commercial exchange market, as published by the Central Bank, stood at R$1.2087 to $1.00.

   Despite the foregoing events, total net foreign investment increased 58.7% in 1998 to $47.4 billion. Net portfolio investment nearly doubled in 1998 to $18.6 billion, but was still lower than the $22.0 billion recorded in 1996. Foreign direct investment inflows increased 51.9% in 1998, totaling $28.9 billion. Of that amount, 21.6%, or $6.1 billion, resulted from foreign participation in the national privatization program.

   In January 1999, Brazil's international reserves came under significant pressure once again as a result of a series of events that month. On January 6, 1999, the newly inaugurated governor of the State of Minas Gerais announced that the State would suspend payments for 90 days in respect of the State's approximately R$18.3 billion debt to the Government. A week later, on January 13, 1999, Gustavo H.B. Franco, the president of the Central Bank and one of the architects of the Plano Real, resigned and was replaced by Francisco Lopes, who attempted a controlled devaluation of the real by widening the band within which the real was permitted to trade. Subsequent Central Bank intervention failed to keep the real-U.S. dollar exchange rate within the new band, however, and on January 15, 1999, the Central Bank announced that the real would be permitted to float, with Central Bank intervention to be made only in times of extreme volatility. Following that announcement, the value of the real against the U.S. dollar declined approximately 21% from its level on January 12, 1999.

   To minimize excessive exchange rate volatility and reduce the inflationary effects of the devaluation of the real, the Central Bank raised the TBAN rate to 41% from 36% on January 19, 1999, and the Central Bank intervened in the market to adjust the Federal Funds Rate (taxa Over/Selic) to 32% on January 19, 1999 from 29.8% the previous day. The Over/Selic rate was further increased to 35.5% on January 28, 1999 and 37.0% on January 29, 1999. Both the level of international reserves and the value of the real continued to decline, however; as of January 31, 1999, Brazil's international reserves stood at $36.1 billion, and the real-U.S. dollar exchange rate (sell side) in the commercial exchange market, as published by the Central Bank, stood at R$1.9832 to $1.00.

   On February 2, 1999, when the cumulative devaluation (since January 13,
1999) of the real against the U.S. dollar exceeded 40%, the Government designated Arminio Fraga Neto to replace Francisco Lopes as president of the Central Bank. Following Mr. Fraga's confirmation on March 3, 1999, the Central Bank eliminated its basic rate (TBC) and the TBAN rate, giving primacy to the Over/Selic rate; because the Central Bank can influence the Over/Selic rate on a daily basis through its participation in auctions, repurchase transactions and reverse repurchase transactions, the Over/Selic rate permits the Central Bank to react more quickly to changes in market conditions. The Central Bank also increased the Over/Selic rate target to 45% from 39%. The Central Bank subsequently reduced the Over/Selic rate target to 42% on March 25, 1999, 39.5% on April 6, 1999, 34% on April 15, 1999, 32% on April 29, 1999, 29.5% on May
10, 1999, 27% on May 13, 1999, 23.5% on May 20, 1999, 22% on June 9, 1999 and
21% on

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June 24, 1999, citing lower-than-expected inflation and improved expectations for the economy. The Over/Selic rate target was further reduced to 19.5% on July 28, 1999, 19% on September 22, 1999, 18.5% on March 29, 2000, 17.5% on
June 21, 2000, 17% on July 10, 2000 and 16.5% on July 20, 2000.

   Following its decision to permit the real to float, the Government formally adopted inflation targeting as its monetary policy framework. See "The Financial System--Monetary Policy and Money Supply". The Government also began negotiations with the International Monetary Fund (the "IMF") on adjustments to the 1999-2001 economic program agreed in November 1998 and new economic targets in light of the new foreign exchange regime introduced in January 1999 and, on March 5, 1999, Brazil and the IMF announced that they had reached agreement. Under the agreement, Brazil undertook to adopt measures designed to achieve primary surpluses, excluding debt payments, of at least 3.1% of GDP in 1999, 3.25% of GDP in 2000 and 3.35% of GDP in 2001, substantially greater than the 2.6%, 2.8% and 3.0% of GDP surpluses for 1999, 2000, and 2001, respectively, under a November 13, 1998 agreement with the IMF. The public debt/GDP ratio, then above 50%, was also targeted to fall below 46.5% at year-end 2001.

   After giving effect to disbursements totaling $9.8 billion under the IMF-led support package and a $3 billion offering of debt securities by the Republic in April 1999 (see "Public Debt--Debt Crisis and Restructuring"), Brazil's international reserves stood at $44.3 billion on April 30, 1999, up from $35.5 billion on February 28, 1999 and $33.8 billion on March 31, 1999. Brazil's international reserve position remained relatively stable through November 1999 as a result of, among other things, the placement of additional bond issues by the Republic. Brazil ended the year with approximately $36.3 billion in international reserves, corresponding to approximately 9 months of imports of goods. The real-U.S. dollar exchange rate (sell side) in the commercial exchange market on December 31, 1999, as published by the Central Bank, stood at R$1.7890 to $1.00. Net foreign investment inflows totaled $32.1 billion in 1999, a 32.3% decrease from the previous year. The decline in net foreign investment inflows is attributable to a decline in net portfolio investment inflows, which fell 80.9% to $3.5 billion. Net direct investment inflows, by contrast, remained almost constant, totaling $28.6 billion in 1999.

   During the second half of 2000, uncertainties about the U.S. economy, concerns about Argentina and rising oil prices caused the real to decline in value against the U.S. dollar. The real-U.S. dollar exchange rate (sell side) in the commercial exchange market, as published by the Central Bank, declined 7.5% from R$1.8234 to $1.00 on August 31, 2000 to R$1.9596 to $1.00 on November
30, 2000. Brazil's continued compliance with the IMF-led support program, as established by the IMF's sixth review on November 28, 2000, and an improvement in the external environment resulting from interest rate reductions in the United States, reduced the downward pressure on the exchange rate, which ended the year at R$1.9554 to $1.00. The improved conditions also permitted the Central Bank to lower its Over/Selic rate target to 15.75% on December 20, 2000 and 15.25% on January 17, 2001.

   Brazil's international reserves rose to $39.2 billion on March 31, 2000, but subsequently declined to $28.7 billion on April 30, 2000 as a result of the $10.3 billion prepayment of emergency credit lines under the IMF-led support program. However, foreign investment recovered in 2000, boosting international reserves. Net inflows amounted to $41.4 billion, a 29.0% increase over the previous year. Net foreign portfolio investment rose 144.2% to $8.7 billion, while net foreign direct investment grew by 14.7% to $32.8 billion, an historic high. Brazil ended the year 2000 with approximately $33.0 billion in international reserves.

   During the first six months of 2001, renewed concerns about Argentina, together with nervousness about the political impact of the alleged misconduct of certain public officials, put further downward pressure on the real. The real reached R$1.9711 on January 31, 2001, R$2.0452 to $1.00 on February 28, 2001, R$2.1616 to $1.00 on March 30, 2001 and R$2.1847 to $1.00 on April 30,
2001. In May 2001, the Government also announced its intention to reduce energy consumption through rationing and other measures in response to a severe power shortage. The Government subsequently announced the following

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targets for reductions in energy consumption: (i) up to 20% for households;
(ii) 15% to 25% for businesses and (iii) 10% for rural areas. Households that exceeded the prescribed targets would be subject to surcharges of up to 200% and possible interruptions of service. In addition, Argentina announced its intention to link its currency to both the U.S. dollar and the euro and, on June 15, 2001, announced the introduction of a special exchange rate for exporters in that country that permitted such exporters to exchange U.S. dollars for pesos for the combined average value of a U.S. dollar and a euro. Concerns about the impact of the Government's energy measures and a possible Argentine devaluation of the peso drove the real to new lows against the U.S. dollar. The real-U.S. dollar exchange rate (sell side) in the commercial exchange market, as published by the Central Bank of Brazil, fell to R$2.3600 to $1.00 on May 31, 2001. Citing an increase in core inflation, the uncertainties related to the effects of exchange rate depreciation and the accelerating pace of economic activity, the Central Bank raised the Over/Selic rate target to 15.75% on March 21, 2001, 16.25% on April 18, 2001 and 16.75% on
May 24, 2001.

   After the real dropped to R$2.4748 to $1.00 on June 20, 2001, the Central Bank raised its Over/Selic rate target by 1.50% per annum to 18.25%. The Central Bank also announced on June 21, 2001 that it had intervened in the foreign exchange market by selling U.S. dollars and buying reais and that the Government would raise $10.8 billion in additional funds to increase its international reserves and to finance future interventions to support the real. Brazil planned to raise the funds by purchasing $2 billion under its IMF facility, postponing a $1.8 billion repayment under that facility, borrowing $1.8 billion from international financial institutions, issuing an additional $1 billion in new bonds in the international capital markets and selling shares of privatized companies for $3.8 billion. The $10.8 billion amount also included $400 million in proceeds of a bond issuance by BNDES completed earlier in the year. Approximately $6.2 billion of the funds were to be used to increase the level of Brazil's foreign reserves, while the remaining $4.6 billion were to be available for use for further interventions in the foreign exchange markets.

   After recovering briefly to R$2.2923 to $1.00 on June 28, 2001, the real declined to R$2.5979 to $1.00 on July 16, 2001. The real recovered slightly to R$2.4247 to $1.00 on July 24, 2001 following the Central Bank's decision on July 18, 2001 to raise its Over/Selic rate target to 19.00% from 18.25% and interventions by the Central Bank in the foreign exchange market aimed at reducing the volatility in that market. The Government also announced during the week of July 23, 2001 that it intended to negotiate an extension of its facility with the IMF and that it would seek to reduce 2001 spending by R$1 billion.

   On September 14, 2001, the IMF announced that its Executive Board had approved a new standby facility for Brazil in the amount of SDR 12.14 billion (approximately $15.6 billion) in support of the Government's economic and financial program through December 2002. Approximately $4.7 billion was available immediately, and Brazil made purchases under the facility totaling approximately $4.7 billion at the time the facility was established. The remainder was to be made available in five installments, subject to the satisfaction of certain performance criteria set forth in the Memorandum of Economic Policies accompanying Brazil's Letter of Intent dated August 23, 2001. These performance criteria included targets for the primary surplus of 3.35% of GDP for 2001 and 3.5% of GDP for 2002 (an increase from the 3.0% target for both years under Brazil's December 1998 IMF facility) and a net international reserves floor of $20 billion (a $5 billion reduction from the floor under Brazil's December 1998 IMF facility). The new stand-by facility replaced the three-year standby arrangement approved in December 1998. See "The Brazilian Economy--Plano Real and Current Economic Policy".

   Following terrorist attacks on the World Trade Center and the Pentagon in the United States on September 11, 2001, the real-U.S. dollar rate moved to a new low, reaching R$2.8007 to $1.00 on September 21, 2001. The real began to recover after October 11, 2001, reaching R$2.5287 to $1.00 on November 30, 2001 and R$2.3204 to $1.00 on December 31, 2001. Foreign direct investment also fell, due largely to heightened concerns about Argentina, the economic recession and terrorist attacks in the United States and concerns about the Government's energy conservation measures. Foreign direct investment totaled approximately $22.6 billion in 2001, down from $32.8 billion in 2000. Excluding nonrecurring privatization revenues, net direct foreign investment totaled $21.4 billion in 2001 and $26.1 billion in 2000. After giving effect to purchases totaling $4.7 billion under the IMF standby facility and a repurchase by the Republic of Poland for $2.5 billion of certain Paris Club credits owing to Brazil on November 13, 2001, Brazil's international reserves stood at $35.9 billion on December 31, 2001.

   The Republic of Argentina announced in December 2001 and January 2002 that it would be suspending payments in respect of certain of its public external debt and modifying its exchange rate system. The announcement, together with lower than expected Brazilian trade flows, caused the real to fall approximately 4.2% during January 2002 to close at R$2.4183 to $1.00 on January 31, 2002. The real subsequently recovered, however, as a result of trade surpluses in the first four months of 2002 and improving economic conditions in Brazil resulting from the end of energy rationing on March 1, 2002, two reductions in the Central Bank's Over/Selic rate target to 18.75% on February 20, 2002 and 18.50% on March 20, 2002 and certain other factors, such as the perception of investors that Brazil would not be significantly affected by Argentina's problems. The real was also helped by the IMF's announcements on January 23, 2002 and March 26, 2002 that it had completed reviews of Brazil's performance under the IMF standby facility and that, based on those reviews, Brazil would be permitted to draw, if necessary, installments of SDR 358.6 million (approximately $448 million) and SDR 3.7 billion (approximately $5 billion). The real rose against the U.S. dollar, reaching R$2.3482 on February 28, 2002, R$2.3236 to $1.00 on March 28, 2002 and R$2.3625 to $1.00 on April
30, 2002. As the market began to differentiate among emerging market economies, the Republic was also able to complete three offerings of debt securities denominated in U.S. dollars in an aggregate amount of $3.5 billion and an offering of euro-denominated securities in an aggregate amount of euro 500 million during the first four months of 2002. With its share of the proceeds from a R$4.5 billion offering of shares of Companhia Vale do Rio Doce (CVRD), a large Brazilian mining company, the Republic was able to fulfill its previously announced goal of raising $5 billion in the international capital markets in 2002.

   The real began to depreciate again in May 2002 amid renewed concerns about the potential contagion effect of Argentina's problems and uncertainty about the October 2002 elections in Brazil. The value of the real declined to R$2.5220 to $1.00 on May 31, 2002 and R$2.7486 to $1.00 on June 12, 2002 before recovering to R$2.6700 to $1.00 on June 18, 2002. On June 13, 2002, the Government announced a new set of economic measures that included, among other things, (i) an increase in the 2002 target for the primary surplus to 3.75% of GDP from 3.5% of GDP, (ii) a purchase of an additional $10 billion under the IMF standby facility, (iii) a reduction of the minimum net international reserve requirement under that facility to $15 billion from $20 billion, (iv) repurchases from time to time of up to $3 billion aggregate principal amount of Brazil's outstanding external debt securities, with an emphasis on those maturing in 2003 and 2004, (v) when necessary, interventions by the Central Bank in the foreign exchange market, (vi) rollovers of long-term Brazilian Treasury floating rate and U.S. dollar-indexed securities with shorter term securities and (vii) repurchases from time to time by the Brazilian Treasury of its domestic debt securities. In addition, the World Bank announced that day that it had approved three loans totaling $1.0 billion. The loans included a $400 million loan intended to provide continued support to the comprehensive financial sector reform being pursued by the Government, a $450 million loan to support reforms in the energy sector and a $160 million loan to finance the School Improvement Program Fund.

   The IMF also announced on June 18, 2002 that it had completed its third review under the standby arrangement approved on September 14, 2001. In its press release, the IMF stated that Brazil's performance under the facility remained strong. The IMF added that "over the medium term, the authorities needed to continue to work to reduce Brazil's large external borrowing requirement and the borrowing requirements of the public sector, as well as to reduce the large share of the public debt that is contracted at floating rates or linked to the exchange rate. Further progress in these areas, as well as on remaining elements of the structural reform agenda, will contribute to a further strengthening in Brazil's position in the years ahead." Based on the third review, the IMF made an additional SDR 3.7 billion (or approximately $4.8 billion) available for purchase under the standby facility, bringing the total amount available to be drawn to SDR 7.7 billion (or approximately $10 billion). Brazil withdrew the entire amount available on June 21, 2002.

   On June 21, 2002, the real-U.S. dollar exchange rate (sell side) in the commercial exchange market, as published by the Central Bank, was R$2.7910 to $1.00. On June 20, 2002, Brazil's international reserves stood at $32.4 billion, down slightly from $32.9 billion on May 31, 2002.

   Due largely to a stagnant industrial sector, unemployment rates in six major metropolitan regions rose from 6.32% in December 1998 to 7.57% in April 2002. Nevertheless, employment data for these metropolitan areas indicate that 551,308 new jobs were created during the first four month of 2002.

   Since 1994, debt management policy has aimed at lengthening the maturity of domestic public debt, as well as consolidating a domestic yield curve by means of selling fixed income government securities. The average maturity of debt was 149 days in December 1989, a period of high inflation. In December 2001, the average maturity of Brazil's domestic debt securities was 34.97 months, up from
27.13 months in December 1999 and 29.85 months in December 2000. However, the percentage of debt that is indexed (floating-rate securities) has increased since December 1994. In December 1994, 59.8% of the debt was indexed, compared to 59.1% in December 1997, 96.5% in December 1998, 90.8% in December 1999, 85.2% in December 2000 and 92.2% in December 2001. A significant percentage of this debt was indexed to the U.S. dollar; the percentage of Brazil's domestic debt securities that was indexed to the U.S. dollar was 8.3% in December 1994, 15.4% in December 1997, 21.0% in December 1998, 24.2% in December 1999, 22.3%
in December 2000 and 28.6% in December 2001.

   The large stock of U.S. dollar-indexed and floating rate domestic debt securities makes the Republic's finances susceptible to significant interest rate and exchange rate movements, mostly because the debt is accounted for on an accrual basis. Temporary movements in the exchange rate, however, do not necessarily mean that the debt is required to be paid at the adjusted amount. Persistent high debt servicing costs and the recognition of certain liabilities as obligations of Brazil have led to sustained high levels of net public sector debt as well as to nominal deficits, although these deficits have been reduced in recent years as a result of improved primary balances. The consolidated public sector primary balance (which is the financial balance less net borrowing costs of the public sector) showed a deficit of 1.0% of GDP in 1997 and a 0.0% of GDP balance in 1998. Since that time, the consolidated public sector primary balance has registered surpluses of 3.3% of GDP in 1999, 3.5% of GDP in 2000 and 3.7% of GDP in 2001. The consolidated public sector nominal balance (the difference between the level of consolidated public sector debt in one period and the level of such debt in the previous period, excluding the results of the privatization program and the effect of the exchange rate on the stock of debt), by contrast, showed deficits of 3.7% of GDP in 2000 and 3.6% of GDP in 2001. The nominal deficits including the effect of exchange rate movements on the stock of debt were 6.1% of GDP in 1997, 8.1% of GDP in 1998, and 10.5% of GDP in 1999. The interest expense in respect of Brazil's public sector debt represented 7.3% of GDP in 2001, up slightly from 7.2% of GDP in 2000.

   Net public sector debt in Brazil, composed of the internal and external debt of the federal Government, State and local governments and public sector enterprises, amounted to $276.5 billion, or 34.3% of GDP, on December 31, 1997, $319.5 billion, or 41.7% of GDP, on December 31, 1998, $288.9 billion, or 49.2% of GDP, on December 31, 1999 and $288.1 billion, or 49.4% of GDP, on December 31, 2000. Net public sector debt reached 54.8% of GDP in September 2001 as the real depreciated in value against the U.S. dollar, but ended the year at $284.9 billion on December 31, 2001, or 53.3% of GDP, as a result of the appreciation of the real during the fourth quarter of 2001. Following the debt- and debt service-reduction agreements implemented on April 15, 1994, the maturity profile of Brazil's public sector external debt was substantially lengthened from an average of 6.9 years on December 31, 1993 to an average of 8.8 years on December 31, 1996. The average maturity of Brazil's public sector external debt was 7.7 years on December 31, 1997, 7.9 years on December 31, 1998, 7.9 years on December 31, 1999 and

8.1 years on March 31, 2000. Net external public sector debt as a percentage of GDP declined from 8.5% in 1994 to 4.3% on December 31, 1997 before rising again to 6.2%, 10.4%, 9.8% and 10.5% on December 31, 1998, December 31, 1999,
December 31, 2000 and December 31, 2001, respectively. See "Public Debt".

   On January 6, 1999, the newly inaugurated governor of the State of Minas Gerais announced that the State would suspend payments for 90 days on its approximately R$18.3 billion debt to the Government. The governor of the State of Rio Grande do Sul subsequently sought and obtained an injunction permitting that State to make payments into an escrow account, pending the resolution of the request of seven States to renegotiate refinancing agreements reached with the Government under Law No. 9,496 of September 11, 1997. See "The Brazilian Economy--Changes in the Relationship between the Federal and Local Governments". The Government responded by withholding constitutionally mandated transfers payable to the State of Minas Gerais and, on February 10, 1999, paid approximately half of an approximately $85 million due in respect of the State's Eurobonds that matured on that date to ease investor concerns about the risk of default by State governments. The Government also notified certain international financial institutions that it would no longer guarantee these States' obligations to these financial institutions, leading the World Bank to suspend loans to the States of Minas Gerais and Rio Grande do Sul. The State of Rio Grande do Sul and the State of Minas Gerais have since resumed debt payments to the National Treasury.

   On June 2, 1999, the Central Bank declared the State of Pernambuco in default after the State announced that it would not honor approximately R$260 million aggregate principal amount of the State's bonds. As a result of the default, the State was precluded from borrowing in the local markets. On December 27, 1999, the National Treasury refinanced Pernambuco's debt in the market issued after 1995, which amounted to R$859 million, under the same conditions applicable to the refinancing of the other States' debts. Following that refinancing, the State of Pernambuco was again permitted to raise funds in the local markets, subject to the conditions in the refinancing agreement with the National Treasury.

   During the period from 1982 until the implementation of Brazil's external debt restructuring in 1994, Brazil failed to make payments on certain of its external indebtedness from commercial banks as originally scheduled, and in February 1987 declared a moratorium on principal and interest payments on external indebtedness to commercial banks. Brazil's external indebtedness to commercial banks was restructured in a Brady Plan-type restructuring in April 1994. The Republic has completed seven exchange offers and repurchase transactions--in June 1997, April 1999, October 1999, March 2000, July 2000, August 2000 and March 2001--pursuant to which the Republic acquired and subsequently cancelled approximately $15.2 billion aggregate principal amount of bonds issued in that restructuring, $113.0 million aggregate principal amount of Brazil Investment Bonds due 2013 (which were issued in connection with a 1988 debt restructuring) and $200.4 million aggregate principal amount of bonds issued in a 1992 restructuring of interest arrears. See "Public Debt--Debt Crisis and Restructuring". Throughout the debt restructuring process, from 1982 to 1994, the Republic continued to make principal and interest payments on its external bonded indebtedness in accordance with the terms of such indebtedness. See "Public Debt--Debt Record".

                    SELECTED BRAZILIAN ECONOMIC INDICATORS

                                                  1997         1998         1999         2000         2001
                                              ----------   ----------   ----------   ----------   ----------
The Economy
Gross Domestic Product ("GDP"):
  (in billions of constant 2001 reais).......  R$1,107.9    R$1,109.4    R$1,118.4    R$1,167.1   R$ 1,184.8
  (in billions)(1)........................... U.S.$807.8   U.S.$787.9   U.S.$531.1   U.S.$594.2   U.S.$503.9
Real GDP Growth (decline)(2).................        3.3%         0.1%         0.8%         4.4%         1.5%
Population (millions)........................      163.5        165.7        167.9        170.1        172.4
GDP Per Capita(3)............................ U.S.$4,942   U.S.$4,755   U.S.$3,163   U.S.$3,493   U.S.$2,923
Unemployment Rate(4).........................       5.66%        7.60%        7.56%        7.14%        6.23%
General Price Index-Domestic Supply (rate of
 change)(5)..................................       7.48%        1.70%       19.98%        9.81%       10.40%
Nominal Devaluation Rate(6)..................        7.4%         8.3%        48.0%         9.3%        18.7%
Domestic Real Interest Rate(7)...............       16.1%        26.6%         4.7%         7.0%         6.3%
Balance of Payments (in U.S. $ billions)
Exports......................................       53.0         51.1         48.0         55.1         58.2
Imports......................................       59.7         57.7         49.3         55.8         55.6
Current Account..............................      (30.4)       (33.4)       (25.4)       (24.3)       (23.2)
Capital and Financial Account (net)..........       25.8         29.7         17.4         19.4         27.9
Change in Total Reserves.....................       (7.9)        (7.6)        (8.2)        (3.3)         2.9
Total Official Reserves......................       52.2         44.6         36.3         33.0         35.9
Public Finance (8)
Financial Surplus (Deficit) as % of GDP(9)...       (6.0)%       (7.5)%       (5.8)%       (3.6)%       (3.5)%
Primary Surplus (Deficit) as % of GDP(10)....       (0.8)         0.0          3.3          3.6          3.7
Real Interest Expense as % of GDP............       (3.4)        (7.1)        (4.4)        (4.7)        (4.7)
Operational Surplus (Deficit) as % of GDP(11)       (4.2)        (7.1)        (1.1)        (1.2)        (1.0)
Public Debt (in billions)
Gross Internal Debt (Nominal)(12)............ U.S.$328.0   U.S.$354.2   U.S.$295.1   U.S.$295.5   U.S.$286.8
Gross External Debt (Nominal)(13)............       88.5         95.1        101.2         93.6         94.3
Public Debt as % of Nominal GDP
  Net Internal Debt..........................       30.1%        35.5%        38.8%        39.7%        42.7%
  Net External Debt(14)......................        4.3          6.2         10.4          9.8         10.5
Total Public Debt (Nominal).................. U.S.$416.5   U.S.$449.3   U.S.$396.3   U.S.$389.1   U.S.$381.1

  ------
(1) Converted into dollars based on the weighted average exchange rate for each year.
(2) Calculated based upon constant average 2001 reais.
(3) Not adjusted for purchasing power parity.
(4) Average annual unemployment rate of the metropolitan regions of Belo Horizonte, Porto Alegre, Recife, Rio de Janeiro, Salvador and Sao Paulo. See "The Brazilian Economy--Employment".
(5) GPI-DS is one indicator of inflation. While many inflation indicators are used in Brazil, the GPI-DS, calculated by the Getulio Vargas Foundation, an independent research organization, is one of the most widely utilized indices.
(6) Year on year percentage devaluation of the real against the dollar (sell side).
(7) Brazilian federal treasury securities deflated by the GPI-DS and adjusted at each month-end to denote real annual yield.
(8) For 1997, the figures for financial and operational results and real interest expense include the effect of the exchange rate on the stock of the securitized debt.
(9) Financial results represent the difference between the consolidated public sector debt in one period and the consolidated public sector debt in the previous period, excluding the effects of the Government's privatization program.
(10) Primary results represent Government revenues less Government expenditures, excluding interest expenditures on public debt.
(11) Operational results represent Government revenues less Government expenditures, including interest expenditures on public debt.
(12) Presents debt on a consolidated basis, which is calculated as the gross internal debt less credits between governmental entities.
(13) Not including external private debt. Consolidated external private debt as of December 31, 2001 was U.S.$89.3 billion.
(14) Gross external debt less total reserves.

  Sources: Fundacao Instituto Brasileiro de Geografia e Estatistica (IBGE); Getulio Vargas Foundation; Central Bank

                       THE FEDERATIVE REPUBLIC OF BRAZIL

Area and Population

   Brazil is the fifth largest country in the world and occupies nearly half the land area of South America. Brazil is officially divided into five regions consisting of 26 states and the Federal District, where the Republic's capital, Brasilia, is located.

   Brazil has one of the most extensive river systems in the world. The dense equatorial forests and semi-arid plains of the North are drained by the Amazon River and the fertile grasslands of the South by the Parana, Paraguay and Uruguay Rivers. Other river systems drain the central plains of Mato Grosso and the hills of Minas Gerais and Bahia. Most of the country lies between the Equator and the Tropic of Capricorn, and the climate varies from tropical to temperate. More than half of the total terrain of Brazil consists of rolling highlands varying from 650 to 3,000 feet in altitude.

   According to the demographic census conducted by the Brazilian Institute of Geography and Statistics ("IBGE") in 2000, Brazil had an estimated population of 170.1 million that year. IBGE also estimates that the population is currently growing at a rate of 1.3% per year. Approximately 79.8% of the population lives in urban areas; the urban population has been increasing at a greater rate than the population as a whole. The largest cities in Brazil were Sao Paulo and Rio de Janeiro, with estimated populations of 10.4 million and
5.9 million, respectively, according to the 2000 census. Other cities with populations in excess of one million were Brasilia, Belem, Belo Horizonte, Curitiba, Fortaleza, Goiania, Manaus, Porto Alegre, Recife and Salvador. The States with the largest GDP in Brazil, Sao Paulo, Rio de Janeiro and Minas Gerais, had populations in excess of 37.0 million, 14.4 million and 17.9 million, respectively, on December 31, 2000.

   There were approximately 130 million persons of working age (10 or more years of age) in Brazil in September 1999. The active labor force was composed of 79 million persons in 1999, of whom approximately 53% worked in retail and other services, approximately 24% in agriculture and related areas, approximately 19% in industry and approximately 4% in public adminstration.

   Although social welfare indicators in Brazil such as per capita income, life expectancy, and infant mortality do not compare favorably to those of certain of Brazil's neighboring countries, according to recent reports by the International Bank for Reconstruction and Development (the "World Bank") and the United Nations, Brazil has made significant progress in improving social welfare over the past three decades. During that period, life expectancy in Brazil increased by approximately 12.9% (from 59.5 years in 1970-1975 to 67.2 years in 1995-2000) and the infant mortality rate decreased 64.2% (from 95 per 1,000 live births in 1970 to 34 per 1,000 live births in 1999). Adjusted for purchasing power parity by the United Nations, real GDP per capita rose 0.8% annually from 1975 to 1999. In addition, the reduction in inflation under the Plano Real and the consequent diminution of the erosion of purchasing power, as well as significant recent real increases in the legislated minimum wage and renewed economic growth, have improved the social welfare of large numbers of lower-income Brazilians.

   The following table sets forth comparative GDP per capita figures and selected other comparative social indicators for 1999:

Table No. 2

                            Social Indicators, 1999

                                 Brazil  Argentina  Chile  Ecuador Mexico   Peru     U.S.   Venezuela
                                 ------  --------- ------  ------- ------  ------  -------  ---------
Real GDP per capita(1).......... $7,037   $12,277  $8,652  $2,994  $8,297  $4,622  $31,872   $5,495
Life expectancy at birth (years)   67.5      73.2    75.2    69.8    72.4    68.5     76.8     72.7
Infant mortality rate (per 1,000
 Births)........................     34        19      11      27      27      42        7       20
Adult literacy rate.............   84.9%     96.7%   95.6%   91.0%   91.1%   89.6%    99.0%    92.3%

--------
(1) Based on 1999 figures, adjusted for purchasing power parity by the United Nations. Per capita GDP amounts in this chart therefore differ from the amounts for per capita annual income set forth in "Summary Economic Information".

Source:  United Nations Development Program, Human Development Report 2001

Form of Government and Political Parties

   Brazil was discovered by the Portuguese navigator Pedro Alvares Cabral in the year 1500 and remained a Portuguese colony for more than 300 years. The colonial government, first established in Salvador in the Northeast, was transferred to Rio de Janeiro in 1763. During the Napoleonic wars the Portuguese court moved from Lisbon to Rio de Janeiro, where it remained until 1821. In the following year Brazil declared its independence from Portugal, and the Prince Regent Dom Pedro I became Emperor of Brazil. His successor, Dom Pedro II, ruled Brazil for 49 years, until the proclamation of the Republic on November 15, 1889. From 1889 to 1930, the presidency of the Republic alternated between officeholders from the dominant states of Minas Gerais and Sao Paulo. This period, known as the First Republic, ended in 1930, when Getulio Dorneles Vargas took power. Vargas governed Brazil for the next fifteen years, first as chief of a provisional government (1930-1934), then as a constitutional president elected by Congress (1934-1937) and finally as dictator (1937-1945) of a government that he termed the New State (Estado Novo). During the period from 1945 to 1961, Brazil held direct elections for the presidency. The resignation of President Janio da Silva Quadros in 1961 after less than seven months in office and the resistance to the succession to the presidency of Vice President Joao Goulart created a political crisis that culminated in the establishment of a parliamentary system of government. The new system of government lasted approximately 16 months. In January 1963, after a plebiscite, Brazil returned to a presidential government, which was overthrown by the military in March 1964. Military governments ruled Brazil from 1964 until 1985, when a civilian president was elected by means of an electoral college composed of Senators and Deputies.

   Thereafter, a series of political reforms was enacted, including the reestablishment of direct elections for the President and the calling of a Constitutional Assembly which, in October 1988, adopted a new Brazilian Constitution. In December 1989, Fernando Collor de Mello was elected President of Brazil for a five-year term in the first direct presidential election since 1960. President Collor's political support began to ebb in June 1992, when the National Congress initiated an investigation into charges of corruption involving the President. In December 1992, President Collor resigned from office in the midst of his impeachment trial. The then-Vice President, Itamar Augusto Cautiero Franco, who had become acting President in October 1992 during the impeachment proceedings, assumed the Presidency and remained in office until the end of former President Collor's term on December 31, 1994. On January 1, 1995, the Presidency was assumed by Fernando Henrique Cardoso, who was elected in October 1994 to serve a four-year term. Mr. Cardoso was reelected in October 1998 to a second four-year term.

   Brazil is a federative republic with broad powers granted to the federal Government. The Constitution provides for three independent branches of government: an executive branch headed by the President; a legislative branch consisting of the bicameral National Congress, composed of the Chamber of Deputies and the Senate; and a judicial branch consisting of the Federal Supreme Court and lower federal and state courts. Amendments to the Constitution require an absolute three-fifths majority vote, in each of two rounds of voting, in both houses of the legislature. A matter addressed in a proposed amendment that is rejected cannot be reproposed during the same legislative session. The Constitution provided for a mandatory constitutional review that began in October 1993 and ended on May 31, 1994. The review resulted in the adoption of six amendments, which included the reduction of the presidential term of office from five to four years and the adoption of the Emergency Social Fund (Fundo Social de Emergencia or "ESF"). Since January 1, 1995, the National Congress has adopted 34 Constitutional amendments and the Cardoso administration has proposed further revisions. See "The Brazilian Economy--Constitutional Reform". The Constitution also provided for a plebiscite in April 1993 in which voters were permitted to consider alternative systems of government, including a return to the monarchy; in that plebiscite, the Brazilian electorate voted overwhelmingly to maintain the presidential system of government.

   Under the Constitution, the President is elected by direct vote. A constitutional amendment adopted in June 1997 permits the re-election for a second term of the President and certain other elected officials. The President's powers include the right to appoint ministers and key executives in selected administrative posts. The President may issue provisional measures (medidas provisorias) with the same scope and effect as legislation enacted by the National Congress. Originally, provisional measures could be enforced for a maximum of 30 days; they remained in force thereafter only if approved by the legislature within such 30-day period. Constitutional Amendment No. 32, which became effective on September 12, 2001, substantially changed the rules for the issuance and enforcement of provisional measures. The amendment prohibits the issuance of provisional measures for, among other things, the implementation of multi-year plans and budgets, the seizure of financial or other assets, and the regulation of matters which the Federal Constitution specifically requires the National Congress to regulate through complementary law. Constitutional Amendment No. 32 also increases the enforcement period of provisional measures to 60 days, extendable for a single additional period of 60 days. If a provisional measure is rejected or if it is not voted by the National Congress within the enforcement period, the provisional measure becomes invalid as of the date it was issued. The amendment expressly prohibits the re-issuance of provisional measures not voted by the National Congress within the enforcement period. The provisional measures issued prior to the adoption of the Constitutional Amendment No. 32 will remain in full effect until they are either expressly revoked by another provisional measure or voted by the National Congress. Under the Constitution, certain legislation submitted by the President must be voted upon by the National Congress within 90 days. In order to be enacted into law, a bill must be approved by both houses of the National Congress and signed by the President.

   The legislative branch of government consists of a bicameral National Congress composed of the Senate and the Chamber of Deputies. Ordinary legislation requires only a simple majority vote in both houses of the National Congress for adoption. The Senate is composed of 81 Senators, elected for staggered eight-year terms, and the Chamber of Deputies has 513 Deputies, elected for concurrent four-year terms. Each State and the Federal District is entitled to three Senators. The number of Deputies is based on a proportional representation system weighted in favor of the less populated States which, as the population increases in the larger States, assures the smaller States an important role in the National Congress.

   The following table sets forth by the number and party affiliations of Senators and Deputies in the National Congress as of April 19, 2002.

Table No. 3

             Distribution of National Congressional Seats by Party

                                                                 Chamber
                                                                    of
                                                          Senate Deputies
                                                          ------ --------
       Partido da Frente Liberal (PFL)...................   16      97
       Partido do Movimento Democratico Brasileiro (PMDB)   24      87
       Partido da Social Democracia Brasileira (PSDB)....   14      95
       Partido dos Trabalhadores (PT)....................    7      58
       Partido Progressista Brasileiro (PPB).............    3      53
       Partido Trabalhista Brasileiro (PTB)..............    5      34
       Partido Liberal (PL)..............................    1      21
       Partido Socialista Brasileiro (PSB)...............    3      17
       Partido Democratico Trabalhista (PDT).............    5      16
       Others............................................    3      35
                                                            --     ---
       Total.............................................   81     513

--------
Sources: Official Websites of the Offices of the Chamber of Deputies and of the Senate and Central Bank

   The judicial power is exercised by the Federal Supreme Court (composed of 11 Justices), the Superior Court of Justice (composed of 33 Justices), the Federal Regional Courts (appeals courts), military courts, labor courts, electoral courts and the several lower federal courts. The Federal Supreme Court, whose members are appointed for life by the President, has ultimate appellate jurisdiction over decisions rendered by lower federal and state courts on Constitutional matters.

   Brazil is divided administratively into 26 States and the Federal District. The States are designated as autonomous entities within the federative union and have all powers that the Constitution does not preclude the States from exercising. The Constitution reserves to the Republic the exclusive power to legislate in certain areas, including, among others, monetary systems, foreign affairs and trade, social security and national defense. The States may exercise legislative power in matters not reserved exclusively to the Republic and have, concurrently with the Republic, certain powers of taxation. At the State level, executive power is exercised by governors elected for four-year terms and legislative power by State deputies also elected for four-year terms. Judicial power at the state level is vested in the State courts, and appeals of State court judgments may be taken to the Superior Court of Justice and the Federal Supreme Court.

   The PFL has the largest delegation in the National Congress, although none of the political parties can be said to play a dominant role. Among the other major parties are the PMDB, the PSDB, the PT, the PPB, the PTB, the PL, the PSB and the PDT.

   Following the initiation of a police investigation into its candidate for President, the PFL withdrew from the Government's coalition. In addition, half of President Cardoso's cabinet resigned and was replaced in April 2002 as a result of the election law of Brazil, which requires candidates (with the exception of certain incumbents who are running for reelection) to resign from public office at least six months prior to the election. The resignees did not include the Finance Minister, the Foreign Minister or the Minister of Development, Industry and Foreign Trade.

Federal, State and Local Elections

   National general elections were last held on October 5, 1998. The office of the President, two-thirds of the Senate and all of the seats in the Federal Chamber of Deputies, as well as seats in the State legislatures, were determined through the election. Fernando Henrique Cardoso was reelected to a second term of office as President of Brazil in national elections that occurred on October 5, 1998 that ends on January 1, 2003. Mr. Cardoso's party, the Brazilian Social Democratic Party (PSDB), increased the number of its seats in the Chamber of Deputies from 95 to 102 (out of 513), and now holds the third largest number of seats in the coalition of six parties that generally support the Government. In elections for State governors, candidates from parties allied with the government coalition prevailed in 21 of 27 States, including in the State of Sao Paulo. The opposition won in six States, including Rio de Janeiro and Rio Grande do Sul. The next round of national elections is scheduled to occur in October 2002. Having served two consecutive terms as President, Mr. Cardoso is not eligible to stand for reelection.

   Brazil last held local elections on October 1, 2000. In those elections, the ten political parties constituting President Cardoso's coalition won 4,699 mayoral races, while opposition party candidates won 769. Certain other mayoral races were decided in runoff elections held on October 29, 2000, when opposition party candidates won 21 of the 31 mayoral races at issue, including that in the Municipality of Sao Paulo.

External Affairs and Membership in International Organizations

   Brazil maintains diplomatic and trade relations with almost every nation in the world. It has been a member of the United Nations since 1945. The Republic participates in the organizations under the control of the United Nations Secretariat, as well as others of a voluntary character, such as the International Fund for Agriculture and Development.

   Brazil is an original member of the International Monetary Fund and the World Bank, as well as three affiliates of the World Bank, the International Finance Corporation, the International Development Association and the Multilateral Investment Guaranty Agency. Brazil was an original member of the General Agreement on Tariffs and Trade ("GATT") and is a charter member of the World Trade Organization. In addition, Brazil is an original member of the Inter-American Development Bank ("IDB"), the Inter-American Investment Corporation and the African Development Bank Group.

   At the regional level, Brazil participates in the Organization of American States (the "OAS") and in several sub-regional organizations under the OAS, as well as in the Latin American Economic System, the Latin American Integration Association, the Andean Development Corporation and the Financial Fund for the Development of the River Plate Basin.

   In March 1991, Brazil, Argentina, Paraguay and Uruguay entered into the Treaty of Asuncion, formally establishing the Mercado Comum do Sul ("Mercosul"), a common market organization composed of the signatory nations. In December 1994, the four member countries signed an agreement establishing the date of January 1, 1995 for the implementation of a Common External Tariff ("CET") intended to transform the region into a customs union. However, because each member country was permitted a list of 450 exceptions (399 in the case of Paraguay) to the CET, the full implementation of a customs union has not been achieved.

   At the first Summit of the Americas in Miami, Florida, in December 1994, Brazil joined 33 other countries in the Western Hemisphere in negotiatons for the establishment of a Free Trade Area of the Americas ("FTAA"). In December 1995, Mercosul and the European Union signed a framework agreement for the development of free trade between them. In 1996, Mercosul signed agreements with Chile and Bolivia, effective October 1996 and February 1997, respectively, for the development of free trade among them; these agreements were approved by the Brazilian National Congress in September 1996 and April 1997, respectively.

   On October 29, 1999, Brazil and Argentina signed a protocol under the Treaty of Asuncion to give effect to a memorandum of understanding between institutions in the two countries responsible for the certification of products that harmonizes the two countries' standards for certification of certain products. The agreement covers a variety of products, including shoes, home appliances and toys.

   The presidents of the four Mercosul countries (Argentina, Brazil, Paraguay and Uruguay) and those of Bolivia and Chile announced on December 15, 2000 that they had agreed to macroeconomic convergence targets and mechanisms commencing in 2002. Among the targets agreed are those relating to fiscal flows (the annual variation in consolidated net public sector fiscal debt, as a percentage of GDP), fiscal stock (the three-year average of the ratio of the consolidated net public sector debt (net of international reserves) to nominal GDP) and inflation.

   At the third Summit of the Americas in Quebec in April 2001, Brazil joined 33 other countries in the Western Hemisphere in a joint communique committing the 34 countries to continue negotiations for the establishment of a Free Trade Area of the Americas.

                             THE BRAZILIAN ECONOMY

Recent Performance

   GDP grew in real terms by 3.3% in 1997. After nearly flat growth of 0.1% in 1998, GDP rose 0.8% in 1999 in real terms. The services and agricultural sectors grew by 2.2% and 8.0%, respectively, in 1999, while the industrial sector contracted by 2.5%. Brazil's GDP grew by 4.4% in real terms in 2000, largely attributable to a 4.9% increase in industrial production and growth in the services and agricultural sectors of 3.7% and 3.0%, respectively. In 2001, GDP grew by 1.5% in real terms. The services and agricultural sectors grew by 2.5% and 5.1%, respectively, while the industrial sector declined by 0.6%. See "--Gross Domestic Product".

   Brazil's exports grew each year from 1991 to 1997 and from 2000 to 2001. In the five-year period ending December 31, 1997, exports rose from $38.6 billion in 1993 to $53.0 billion in 1997. Exports, however, declined as a percentage of GDP, from 9.0% of GDP in 1993 to 6.6% in 1997. Imports to Brazil also rose during that period, both in nominal terms and as a percentage of GDP. Imports to Brazil rose from $25.3 billion in 1993 to $59.7 billion in 1997, an increase from 5.9% of GDP in 1993 to 7.4% of GDP in 1997. The rise in imports contributed to trade deficits of $3.5 billion in 1995, $5.6 billion in 1996 and $6.8 billion in 1997; in 1992, 1993, and 1994, by contrast, Brazil registered trade surpluses of $15.2 billion, $13.3 billion and $10.5 billion, respectively. Because of a decline in economic activity in 1998 and 1999, Brazil's overall trade flows declined to $108.9 billion in 1998 and $97.2 billion in 1999. Imports declined to $57.7 billion in 1998 and $49.2 billion in 1999, a 17.6% decrease from 1997, and exports declined to $51.1 billion in 1998 and $48.0 billion in 1999, a 9.4% decrease from 1997. Brazil nevertheless continued to register trade deficits amounting to $6.6 billion in 1998 and $1.2 billion in 1999. In 2000, due to the recovery in economic activity, exports rose to $55.1 billion, a 14.7% increase over 1999, and imports rose to $55.8 billion, a 13.4% increase over the previous year. As a result, the trade deficit fell to $0.7 billion. Brazil's overall trade flows continued their recovery in 2001, totaling $113.8 billion. Exports grew 5.7% to $58.2 billion, while imports fell 0.4% to $55.6 billion. The result was a trade surplus of approximately $2.6 billion in 2001, the first since 1994.

   Over the four years ended December 31, 1996, Brazil generally experienced growth in international reserves, reaching $60.1 billion at the end of December 1996, corresponding to approximately 14 months of imports of goods. In response to a sell-off of Brazilian securities in late October 1997 and related declines in the Brazilian stock markets and an increased demand for foreign exchange, the Government used a portion of its international revenues to intervene in the foreign exchange market; on December 31, 1997, Brazil's international reserves stood at $52.2 billion. Brazil's international reserves recovered during the first four months of 1998, reaching an historic high of $74.7 billion at April 30, 1998. However, in August and September 1998, international reserves came under pressure due to a significant sell-off of Brazilian securities. Although outflows in August 1998 were partially offset by net foreign direct investment, Brazil's international reserves declined to $67.3 billion at August 31, 1998, $45.8 billion at September 30, 1998 and $42.4 billion at October 31, 1998. Brazil negotiated a $41.8 billion IMF-led support package in November 1998 and received the first disbursement (in the amount of $9.3 billion) under that support package in December 1998. After giving effect to that disbursement, Brazil's international reserves stood at $44.6 billion on December 31, 1998. In January 1999, Brazil's international reserves came under significant pressure once again as a result of a series of events that month, including a failed attempt to effect a controlled devaluation of the real by widening the band within which the real was permitted to trade. The Central Bank subsequently announced that the real would be permitted to float, with Central Bank intervention to be made only in times of extreme volatility. After giving effect to a second disbursement (in the amount of $9.8 billion) under the IMF-led support package and a $3 billion global offering of debt securities by Brazil, the Republic's international reserves rose to $44.3 billion on April 30, 1999 and remained relatively stable through November 1999 as a result of, among other things, the placement of additional bond issues by the Republic. Brazil ended the year with approximately $36.3 billion in international reserves, corresponding to approximately 9 months of imports of goods. Brazil's international reserves rose to $39.2 billion on March 31, 2000, but subsequently declined to $28.7 billion on April 30, 2000 as a result of a $10.3 billion prepayment of emergency credit lines under the IMF-led support program. Brazil's international reserves rose to $32.5 billion in November 2000, following the privatization of BANESPA. Brazil ended the year with approximately $33.0 billion in international reserves. After giving effect to purchases totaling $4.6 billion under the new standby facility approved by the IMF on September 14, 2001 and a repurchase by the Republic of Poland for $2.5 billion of certain Paris Club credits owing to Brazil on November 13, 2001, Brazil's international reserves stood at $35.9 billion on December 31, 2001. See "--Plano Real and Current Economic Policy" and "Balance of Payments and Foreign Trade--International Reserves".

   Since reaching its highest quotation of R$0.829 per U.S. dollar on October 14, 1994, the real experienced a cumulative devaluation of 115.8% through the end of 1999, reaching R$1.7890 per U.S. dollar on December 31, 1999. During the second half of 2000, uncertainties about the U.S economy, concerns about Argentina and rising oil prices caused the real to decline in value against the U.S. dollar. The real-U.S. dollar exchange rate (sell side) in the commercial exchange market, as published by the Central Bank, declined 7.5% from R$1.8234 to $1.00 on August 31, 2000 to R$1.9596 to $1.00 on November 30, 2000. Brazil's
continued compliance with the IMF-led support program, as established by the IMF's sixth review on November 28, 2000, and an improvement in the external environment resulting from interest rate reductions in the United States, reduced the downward pressure on the exchange rate, which ended the year at R$1.9554 to $1.00. During the first six months of 2001, however, renewed concerns about Argentina, together with nervousness about the political impact of the alleged misconduct of certain public officials, put further downward pressure on the real. The real reached R$1.9711 to $1.00 on January 31, 2001, R$2.0452 to $1.00 on February 28, 2001, R$2.1616 to $1.00 on March 30, 2001 and
R$2.1847 to $1.00 on April 30, 2001. In May 2001, the Government announced its intention to reduce energy consumption through rationing and other measures in response to a severe power shortage. In addition, Argentina announced its intention to link its currency to both the U.S. dollar and the euro and, on June 15, 2001, announced the introduction of a special exchange rate for exporters in that country that permitted such exporters to exchange U.S. dollars for pesos for the combined average value of a U.S. dollar and a euro. Concerns about the impact of the Government's energy meaures and a possible Argentine devaluation of the peso drove the real to new lows against the U.S. dollar. The real-U.S. dollar exchange rate (sell side) in the commercial exchange market, as published by the Central Bank of Brazil, reached R$2.3600 to $1.00 on May 31, 2001, R$2.3049 to $1.00 on June 29, 2001, R$2.4313 to $1.00
on July 31, 2001 and R$2.5517 to $1.00 on August 31, 2001. Following the attack on the World Trade Center and the Pentagon in the United States, the real-U.S. dollar exchange rate moved to a new low, reaching R$2.8007 to $1.00 on September 21, 2001. The real began to recover after October 11, 2001, reaching R$2.5287 to $1.00 on November 30, 2001 and R$2.3204 to $1.00 on December 31,
2001. Following further difficulties in Argentina in January 2002, and lower than expected trade flows, the real fell approximately 4.2% during that month to close at R$2.4183 to $1.00 on January 31, 2002, but subsequently recovered to close at R$2.3482 to $1.00 on February 28, 2002 and R$2.3236 to $1.00 on
March 28, 2002. The real began to depreciate again in May 2002 amid renewed concerns about the potential contagion effect of Argentina's problems and uncertainty about the October 2002 elections in Brazil. See "Balance of Payments and Foreign Trade--Foreign Exchange Rates and Exchange Controls".

   The inflation rate has declined significantly in recent years. Average monthly inflation, as measured by the GPI-DS, was 43.2% during the first half of 1994 and the monthly rate of inflation reached 46.6% in June 1994. During the second half of 1994, the average monthly rate of inflation declined 2.65%. This reduction resulted from the implementation of the third phase of the Plano Real and occurred without the price, wage or asset freezing mechanisms utilized in prior stabilization programs. See "--Plano Real and Current Economic Policy". The sharp decline in the inflation rate during the second half of 1994 contributed to a considerable recovery of domestic demand and coincided with an acceleration of the growth rate of the Brazilian economy. The average monthly rate of inflation continued to decline, reaching

1.2% in 1995, 0.8% in 1996, 0.6% in 1997 and 0.1% in 1998. The annual inflation rate for 1998 was 1.7%, versus 7.5% in 1997, 9.3% in 1996, 14.8% in 1995 and
909.6% in 1994. The inflation rate rose in 1999 following the decision of the Central Bank in January 1999 to permit the value of the real to float against that of the dollar. Average monthly inflation rose 1.5% in 1999, and the annual rate of inflation that year reached 20.0%. The inflation rate (as measured by GPI-DS) rose 9.8% in 2000 and 10.4% in 2001. For the twelve months ended May 31, 2002, the inflation rate was 9.4%. See "--Prices".

   While the Brazilian government has been successful in reducing inflation and maintaining economic growth under the Plano Real, the Government has yet to complete efforts to reform the country's fiscal imbalance. The public sector operational deficits for 1997, 1998, 1999, 2000 and 2001 were 4.2%, 7.1%, 1.1%,
1.2% and 1.0%, respectively, of GDP. The operational deficits resulted from various factors, including higher interest payments on Brazil's growing domestic debt and personnel expenses associated with the country's large public sector workforce. Pending the completion of structural reforms, including certain constitutional amendments and other legislation, the Government is taking other measures to reduce the fiscal deficit. See "--Plano Real and Current Economic Policy" and "Public Finance--Consolidated Public Sector Fiscal Performance".

Historical Background to Economic Policies

   From the late 1960s through 1982, Brazil followed an import-substitution, high-growth development strategy financed, in large part, by heavy recourse to foreign borrowings. Foreign debt grew at an accelerated pace in response to the oil shocks of the 1970s and, when international interest rates rose sharply in 1979-80, the resulting accumulated external debt became one of Brazil's most pressing problems in the decade that followed. See "Public Debt--Debt Crisis and Restructuring". The debt crisis of the 1980s and high inflation substantially depressed real growth of Brazil's GDP, which averaged 2.3% per year from 1981 to 1989. The public sector's role in the economy also expanded markedly, with many key economic sectors subject to Government monopoly or subsidized participation, and significant structural distortions were introduced through high tariffs and the creation of subsidies and tax credit incentives. Significant increases in the money supply to finance a large and growing fiscal deficit further fueled inflationary pressures.

   Efforts to address these problems during the late 1980s and early 1990s were largely unsuccessful. High inflation and the recurrent threat of hyperinflation during this period prompted the Government to pursue a series of stabilization plans, but these plans were undermined by a variety of factors. Stabilization measures implemented at that time relied on mechanisms, such as price and wage freezes and/or unilateral modifications of the terms of financial contracts, that were not supported by fiscal and monetary reforms. A central problem during this period was the public sector, which ran operational deficits averaging more than 5% of GDP during the five-year period from 1985 to 1989, while monetary policy was compromised by the short-term refinancing of public sector debt. These problems were aggravated by the 1988 Constitution, which limited the ability of the federal Government to dismiss public sector employees and reallocated public resources, in particular tax revenues, from the federal Government to the States and municipalities without a proportional shift of responsibilities to them, thereby further constraining the effectiveness of federal government fiscal policy. The practice of inflation indexation in the economy, which made prices downwardly rigid, also helped to undermine stabilization measures. See "--Changes in the Relationship between the Federal and Local Governments", "--Employment" and "Public Finance--Taxation and Revenue Sharing Systems".

   On February 28, 1986, the Government announced the "Cruzado Plan", a set of measures intended to eliminate inflation by combating inflationary expectations. Among other measures, the Cruzado Plan included a deindexation of the economy, a general wage and price freeze and the replacement of the cruzeiro by a new monetary unit, the cruzado, which was fixed against the dollar and so designed to eliminate inflationary expectations. Under the Cruzado Plan, inflation initially fell rapidly and the level of the

Government's internal debt fell as a result of a substantial increase in the liquidity of the economy that occurred shortly after the implementation of the Cruzado Plan. However, the progressive overvaluation of the cruzado against the dollar contributed to a sharp deterioration in Brazil's external accounts, and the Government declared a moratorium on interest payments due on external commercial bank debt in February 1987. A "crawling-peg" exchange rate system, with periodic devaluations, was reintroduced. These adjustments to the Cruzado Plan and subsequent attempts at price freezes and the introduction of a new currency, the cruzado novo, proved ineffective in reducing inflation on a sustained basis.

   In March 1990, the federal Government, under former President Collor, implemented a new program aimed at restructuring the Brazilian economy and creating the basis for sustained, non-inflationary growth. This program, known as the Collor Plan, included a general 45-day wage and price freeze, the reintroduction of the cruzeiro as the national currency and a drastic cutback in liquidity through the Government's retention of approximately one-third of the money supply (measured by M4) or approximately $34 billion, mainly in the form of private demand deposits, for up to eighteen months. The Collor Plan also called for certain measures that were intended to restrict government expenditures, including the elimination of various semi-autonomous agencies, a cutback of approximately 10% in the number of civil servants and the reduction or elimination of government subsidies.

   These stabilization measures resulted in a rapid reduction in the monthly rate of inflation from 81.3% in March 1990 to 9.1% in May 1990. In addition, an increase in the Imposto sobre Operacoes Financeiras (Financial Transactions Tax or "IOF") generated significant tax revenues, transforming a 1989 operational deficit equivalent to 6.9% of GDP into a 1990 operational surplus of 1.3% of GDP. Under the Collor Plan, however, the economy plunged into its most severe recession since 1983, inflation was not reduced on a sustained basis, and public accounts deteriorated again. In response to these unfavorable developments, in January 1991 the Government implemented supplementary measures under the Collor Plan. These measures included the elimination of monetary indexation and most overnight transactions on the federal Government securities market, and the establishment of a new system of calculating interest rates used in the domestic financial market.

   A restrictive monetary policy was implemented in the final quarter of 1991, leading to sharp growth in real interest rates and an expansion of domestic savings. These measures had a positive impact on the inflation rate; the rate of price increases stabilized and even began to decline. At the same time, tariffs for public goods and services were increased to eliminate the deficits of the public sector entities providing those services, and the real rate of exchange rose significantly against the dollar.

   The approval of a tax reform package in December 1991 increased prospects for an improvement in the fiscal accounts and permitted Brazil to conclude a standby arrangement with the International Monetary Fund. Although monthly inflation began to decline in early 1992, this trend was interrupted in May 1992 because fiscal policy turned out to be weaker than expected and because of uncertainties caused by political developments that later led to the impeachment of President Collor. The Government proposed, but was unable to secure passage of, a series of emergency tax measures, including income tax increases and a broadening of the tax base, to take effect by 1993 in an attempt to reduce the operational deficit.

   Nevertheless, substantial progress was made in implementing structural reforms in 1992, particularly with regard to the privatization of public enterprises and trade liberalization. Brazil's balance of payments strengthened markedly in 1992, as the current account shifted to a surplus of 1.6% of GDP, principally reflecting a sharp increase in the trade surplus, and the capital account recorded large inflows, mainly due to high domestic real interest rates and Brazil's renewed access to the international capital markets. As a result, gross international reserves rose from $9.4 billion at the end of 1991 to $23.8 billion at the end of 1992. Also in 1992, Brazil reached agreement on a debt rescheduling with Paris Club creditors and on a comprehensive debt restructuring package with commercial bank creditors providing for debt and debt service reduction. See "Public Debt--Debt Crisis and Restructuring".

   Although fiscal policy was restrictive during the first quarter of 1993, public expenditures rose sharply thereafter. In response, the Government introduced the Plan of Immediate Action in mid-June 1993. The Plan included (i) a reduction of Government-budgeted current and capital expenditures equivalent to $6 billion, (ii) tax administration measures designed to collect tax arrears and to prevent tax evasion, (iii) the restructuring of debt service obligations of the State and municipal governments to federal financial institutions, (iv) a strengthening of supervision of State banks by restricting their lending to State governments and State enterprises, (v) the restructuring of federal financial institutions, and (vi) steps to expand and accelerate the privatization process.

   The primary surplus of the public sector increased from 2.1% of GDP in 1992 to 2.5% of GDP in 1993, and the public sector operational balance shifted from a deficit of 2.0% of GDP in 1992 to a surplus of 0.2% of GDP in 1993. Real GDP grew by 4.2% in 1993 (notwithstanding a slowdown in the latter part of the year), reflecting in part the easing of credit conditions in late 1992 and early 1993.

   External sector performance continued to be strong in 1993, although the current account registered a small deficit as a result of a decline in the trade surplus. This reflected a sharp rise in imports induced by the increase in economic activity and further reductions of import duties. The capital account showed continued large inflows, and by the end of 1993 gross international reserves reached $32.2 billion.

Plano Real and Current Economic Policy

   In December 1993, the Government announced a stabilization program, known as the Plano Real, aimed at curtailing inflation and building a foundation for sustained economic growth. The Plano Real was designed to address persistent deficits in the Government's accounts, expansive credit policies and widespread, backward-looking indexation.

   The Plano Real had three stages. The first stage included a fiscal adjustment proposal for 1994, consisting of a combination of spending cuts and an increase in tax rates and collections intended to eliminate a budget deficit originally projected at $22.0 billion. Elements of the proposal included (i) cuts in current expenditures and investment through the transfer of some activities from the federal Government to the States and municipalities, (ii) establishment of the Emergency Social Fund ("ESF"), financed by reductions in constitutionally mandated transfers of federal Government revenues to the States and municipalities, to ensure financing of social welfare spending by the federal Government, (iii) a prohibition on sales of public bonds by the Government, except to refinance existing debt and for certain specified expenditures and investments, (iv) new taxes, including a new levy on financial transactions, and (v) collection of mandatory Social Security Contributions ("COFINS") in order to finance health care and welfare programs, following the November 1993 confirmation by the Federal Supreme Court that such contributions were permissible under the Constitution.

   The centerpiece of the first stage of the Plano Real was the creation of the ESF by constitutional amendment in 1994. The ESF enabled the Government temporarily to break certain of the constitutionally mandated links between revenue and expenditure. Pursuant to this amendment, 20% of Government revenues otherwise earmarked for specific purposes were released and deposited into the ESF to ensure financing of social welfare spending by the federal Government for 1994 and 1995. In adopting this constitutional amendment, however, Congress did not modify the existing provisions requiring the federal Government to share a significant portion of its revenues with States and municipalities. See "--Changes in the Relationship between the Federal and Local Governments".

   The second stage of the Plano Real, initiated on March 1, 1994, began the process of reform of the Brazilian monetary system. Brazil's long history of high inflation had led to the continuous and systematic deterioration of the domestic currency, which no longer served as a store of value and had lost its utility as a unit of account. Because inflation had reduced dramatically the information content of prices quoted in local currency, economic agents had included in their contracts a number of mechanisms for indexation (providing for the adjustment of the amounts payable thereunder by an agreed-upon inflation or tax rate to preserve the economic value of such contracts) and the denomination of obligations in indexed units of account. The process of rehabilitation of the national currency began with the creation and dissemination of the Unidade Real de Valor (the Unit of Real Value, or "URV") as a unit of account. The second stage of the Plano Real was designed to eliminate the indexation of prices to prior inflation and to link indexation to the URV instead.

   The introduction of the URV was premised on the theory that a reference unit with a nominal value corrected frequently and based on the best estimate of current inflation would express values more realistically than traditional indexing methods, which were based on prior inflation. The URV, therefore, was calculated daily based on estimates drawn from three price indices: the National Consumer Price Index (Extended) developed by the IBGE; the General Price Index (Market) calculated by the FGV and the Consumer Price Index developed by the Institute of Economic Research Foundation ("FIPE"). The URV index was designed to track the loss in the purchasing power of the cruzeiro real, the legal currency at the time.

   The third stage of the Plano Real began on July 1, 1994, with the introduction of the real as Brazil's currency. All contracts denominated in URVs were automatically converted into reais at a conversion rate of one to one, and the URV, together with the cruzeiro real, ceased to exist (although the cruzeiro real was generally accepted until August 31, 1994). The real initially appreciated against the U.S. dollar, with the rate in the commercial market (sell side) moving from R$1.00/dollar, when the real was introduced, to R$0.829/dollar on October 14, 1994. Thereafter, the real gradually declined in value against the dollar, reaching R$1.1164 per dollar on December 31, 1997 and declining further to R$1.2087 per dollar on December 31, 1998. In March 1995, the Central Bank formalized an exchange band system pursuant to which the real would be permitted to float against the U.S. dollar within bands established by the Central Bank. As described more fully below, however, the Central Bank was forced to abandon its exchange band mechanism, which encouraged small exchange devaluations within a specified range, and permit the value of the real to float freely against that of the dollar.

   Structural reforms proposed by the Government under the Plano Real include the transfer of responsibility for certain activities from the federal Government to the States and municipalities, the permitting of private sector participation in certain industries such as petroleum distribution and telecommunications in which public sector entities had monopolies, and tax, administrative and social security reforms. Certain of those reforms require amendments to the Constitution, and the Government has thus far been unable to implement all of its proposed reforms. See "--Changes in the Relationship between the Federal and Local Governments" and "--Constitutional Reform". In addition, the privatization of Government-controlled enterprises remains an important element of the structural reform of the Brazilian economy under the Plano Real. See "--Constitutional Reform" and "--State-Controlled Enterprises--Privatization Program".

   Largely as a result of the measures under the Plano Real, the average monthly rate of inflation dropped significantly from 43.2% during the first half of 1994 to 2.65% during the second half of that year. The annual rate of inflation for 1994 was 909.6%, down from 2,708.6% in 1993. The public sector operational balance also showed a surplus of 1.3% of GDP in 1994, versus a 0.2% of GDP public sector operational surplus in 1993. However, the external accounts showed a higher current account deficit in 1994 as a result of an increase in imports and a reduction in net capital account surplus.

   In the years following the introduction of the Plano Real, the Government was able to make significant gains in reducing inflation. As measured by the GPI-DS, the annual inflation rate in Brazil was 14.8% in 1995, 9.3% in 1996, 7.5% in 1997 and 1.7% in 1998. However, the Government was less successful in reducing imbalances in its fiscal accounts. During 1995, Brazil's public sector operational deficit grew to

4.9% of GDP from a 1994 surplus of 1.4% of GDP. In 1996, the public sector operational deficit, however, was reduced to 3.8% of GDP. Among the measures that contributed to the reduction of the deficit were: (i) the approval of the Fiscal Stabilization Fund (FEF) (see "--Constitutional Reform"), (ii) not indexing increases in the minimum wage or in public sector wages to past inflation, (iii) the significant reduction in the Federal Funds Rate (taxa Over/Selic) from an average of 53.09% in 1995 to 27.41% in 1996, thereby reducing the cost of servicing public debt, and (iv) the adoption of the Support Program for the Restructuring and Fiscal Adjustment of the States, which was designed to monitor State and local government spending (see "--Changes in the Relationship between the Federal and Local Governments").

   On October 11, 1996, the Government announced a number of measures aimed at combatting the imbalance in federal public sector fiscal accounts over the short term. These measures were implemented through various provisional measures, decrees and resolutions that were intended to reduce significantly the pension and other supplemental employee benefit obligations of the Government, impose limitations on filling vacancies and limit certain overtime and vacation payments. The estimated budgetary impact of the measures was a savings of R$6.5 billion in 1997. On March 5, 1997 the Government submitted to the National Congress a proposed constitutional amendment to extend the life of the FEF until December 31, 1999. The proposed amendment, which was given retroactive effect to July 1, 1997, was adopted on November 25, 1997 as Constitutional Amendment No. 17. Furthermore, the Government implemented several tax reforms, including (i) changes in the reporting and collecting of certain corporate taxes which were expected to result in increased revenues of up to R$3 billion in 1997 and (ii) a new temporary levy on certain financial transactions ("Contribuicao Provisoria sobre Movimentacao Financeira" or "CPMF") which became effective on January 23, 1997 for a period of 13 months to assist the Government in funding public health.

   In response to a sell-off of Brazilian securities in late October 1997 and related declines in the Brazilian stock markets, the Central Bank took temporary measures designed to provide long-term stability in the Brazilian capital markets and to moderate surges in capital outflows. On October 31, 1997, the Central Bank increased its basic rate, known as the TBC, to 3.05% per month (or 43.4% per annum) from 1.58% per month and its assistance rate (the
TBAN), the rate at which the Central Bank lends money to financial institutions in emergencies, to 3.23% per month from 1.78% per month. The TBC was reduced to 2.90% per month (or 40.9% per annum) on December 1, 1997, following the approval by the Chamber of Deputies of certain administrative reforms. See "--Constitutional Reform--Administrative Reform". The TBC was further reduced to 38% per annum on January 2, 1998, 34.5% per annum on January 29, 1998 and 28% per annum on March 5, 1998. On November 10, 1997, the Government also announced a package of 51 measures consisting of budget cuts and tax increases intended to reduce the Government's current account deficit in 1998. Measures intended to reduce expenditures included, among other things, (i) a 15% reduction in the 1998 expenditure budget, (ii) layoffs of approximately 33,000 federal workers, (iii) the elimination of 70,000 unfilled federal positions,
(iv) a 10% reduction in the number of advisory positions, (v) a reduction of investment in public companies and (vi) a prohibition against federal financing for States that had not signed debt renegotiation accords with the Government. Measures intended to increase revenues included, among others, (i) a 50% reduction in regional and sectorial industrial incentives, (ii) a 10% increase in personal income taxes (IRPF) due in 1998 and a limitation on deductions to 20% of the tax due, (iii) temporary increases in fuel prices and increases in the excise tax (IPI) on automobiles and liquor and (iv) a requirement that State banks pay a greater percentage of profits as dividends to the Government. Certain of these measures, including many spending cuts required Congressional approval for their implementation and were not enacted. Despite these measures, Brazil's public sector operational deficit rose to 4.2% of GDP in 1997 and 7.1% of GDP in 1998.

   In 1998, as international reserves came under pressure, the Government, among other things, (i) raised the Central Bank's assistance rate (TBAN) to 49.75% from 29.75% per annum, (ii) temporarily eliminated financial institutions' access to funds at the Central Bank's basic rate (TBC), (iii) reduced the minimum term for new foreign currency debt to one year from two years and (iv) reduced the minimum term for the rollover of foreign currency debt to six months from one year. In addition, on October 28, 1998, the Government announced a set of measures, collectively referred to as the Fiscal Stabilization Program, that were intended to produce a primary surplus of 2.6% of GDP in 1999, 2.8% of GDP in 2000 and 3.0% of GDP in 2001. The Fiscal Stabilization Program had two components: (1) structural measures to address the roots of fiscal disequilibrium and (2) the Action Plan for 1999-2001. The structural measures included:

   (a) the implementation of the measures included in Constitutional Amendment No. 19 relating to administrative reform (see "--Constitutional Reform");

   (b) the proposal and enactment of a fiscal responsibility law that, among other things, established ceilings on public expenditure and indebtedness for all three levels of government and imposed sanctions for noncompliance;

   (c) the simplification of the tax system through, among other things, a reduction in the number of taxes collected; and

   (d) the reform of the budgetary process.

   The Action Plan for 1999-2001 included, among other things,

   (i) spending cuts for state enterprises for 1999 of approximately R$2.7 billion,

  (ii) extending to retired civil servants the obligation to make social security contributions in an amount equal to 11% of their pensions,

 (iii) imposing a 9% supplemental social security contribution on persons earning salaries or receiving pensions over R$1,200 per month for a period of five years,

  (iv) extending the provisional financial contribution transaction levy
       (CPMF), which was due to expire on December 31, 1998, and increasing that tax from the current rate of 0.20% to 0.38% in 1999 and 0.30% in 2000 and 2001,

   (v) increasing the contribution for social purposes (COFINS) by one percentage point (to 3% from 2%) and extending the application of that tax to the financial sector, which had previously been exempt, and

  (vi) extending the term of the Fiscal Stabilization Fund (FEF) to 2006 and increasing the amount retained by the Government from the present 20% of certain tax revenues to 40% of such tax revenues in 2000 to 2006.

See "--Constitutional Reform--Provisional Financial Contribution Transaction Levy" and "Public Finance--Taxation and Revenue Sharing Systems". The Government estimates for the Fiscal Stabilization Program assumed reduced GDP growth of 0.5% in 1998 and negative 1.0% in 1999.

   The Government made some initial progress in implementing the Fiscal Stabilization Program and Action Plan. On November 18, 1998, the National Congress approved four fiscal measures, including the proposed extension to retirees of the obligation to make social security contributions, the proposed increase to 3% of the COFINS rate and the extension of that tax to the financial sector, which previously had been exempt. On November 26, 1998, the Government delivered to the National Congress legislation to simplify the tax system by, among other things, eliminating six existing taxes (including COFINS, the federal tax on industrial products (IPI) and the state tax on the circulation of goods and services (ICMS)) and replacing them with a single value-added tax. The bill also proposed to introduce a permanent federal tax on financial transfers (IMF) to replace the provisional financial contribution levy (CPMF).

   In addition, on November 13, 1998, the International Monetary Fund (IMF) announced a $41.8 billion support package for Brazil, approximately $18.3 billion of which was to be provided by the IMF and $4.5 billion by each of the World Bank and the Inter-American Development Bank, and an additional $14.5 billion of which was to be provided by 20 countries through a credit facility coordinated by the Bank for International Settlements and the Ministry of Finance of Japan. Of the support package resources, $32.2 billion was to be available to Brazil during the first 12 months, if needed. Brazil received the first installment of approximately $9.3 billion in two disbursements, following the approval of the IMF's component of the support package by its Executive Board on December 3, 1998 and the ratification of the package by the Brazilian Senate.

   Brazil's international reserves stabilized following the announcement of the support package, reaching $41.2 billion at November 30, 1998. The Central Bank also lowered the TBAN rate during this time from 49.75% to 42.25% on November 12, 1998 and 36% on December 17, 1998. In December 1998, however, there were significant outflows following the Government's failure to secure passage of a key social security reform bill by the Chamber of Deputies in a December 3, 1998 vote and delays in the voting of the increase of the CPMF rate.

   In January 1999, Brazil's international reserves again came under significant pressure as a result of a series of events that month. On January 6, 1999, the newly inaugurated governor of the State of Minas Gerais announced that the State would suspend for 90 days payments in respect of the State's approximately R$18.3 billion debt to the Government. A week later, on January 13, 1999, Gustavo H.B. Franco, the president of the Central Bank and one of the architects of the Plano Real, resigned and was replaced by Francisco Lopes, who attempted a controlled devaluation of the real by widening the band within which the real was permitted to trade. Subsequent Central Bank intervention failed to keep the real-U.S. dollar exchange rate within the new band, however, and on January 15, 1999, the Central Bank announced that the real would be permitted to float, with Central Bank intervention to be made only in times of extreme volatility. Following that announcement, the value of the real against the U.S. dollar declined approximately 21% from its level on January 12, 1999.

   To minimize excessive exchange rate volatility and reduce the inflationary effects of the devaluation of the real, the Central Bank raised its assistance rate (TBAN) to 41% from 36% on January 19, 1999, and the Central Bank intervened in the market to adjust the Federal Funds Rate (taxa Over/Selic) target to 32% on January 19, 1999 from 29.8% the previous day. The Over/Selic rate target was further increased to 35.5% on January 28, 1999 and 37.0% on January 29, 1999. Both the level of international reserves and the value of the real continued to decline, however; as of January 31, 1999, Brazil's international reserves stood at $36.1 billion, and the real-U.S. dollar exchange rate (sell side) in the commercial exchange market, as published by the Central Bank, stood at R$1.9832 to $1.00.

   On February 2, 1999, when the cumulative devaluation (since January 13,
1999) of the real against the U.S. dollar exceeded 40%, the Government designated Arminio Fraga Neto to replace Francisco Lopes as president of the Central Bank. Following Mr. Fraga's confirmation on March 3, 1999, the Central Bank eliminated the TBC and TBAN rates, giving primacy to the Over/Selic rate; because the Central Bank can influence the Over/Selic rate on a daily basis through its participation in auctions, repurchase transactions and reverse repurchase transactions, the Over/Selic rate permits the Central Bank to react more quickly to changes in market conditions. The Central Bank also increased the Over/Selic rate target to 45% from 39%. The Central Bank subsequently reduced the Over/Selic rate target to 42% on March 25, 1999, 39.5% on April 6, 1999, 34% on April 15, 1999, 32% on April 29, 1999, 29.5% on May 10, 1999, 27%
on May 13, 1999, 23.5% on May 20, 1999, 22% on June 9, 1999 and 21% on June 24,
1999, citing lower-than-expected inflation and improved expectations for the economy. The Over/Selic rate target was further reduced to 19.5% on July 28, 1999, 19% on September 22, 1999, 18.5% on March 29, 2000, 17.5% on June 21,
2000, 17% on July 10, 2000 and 16.5% on July 20, 2000.

   Following its decision to permit the real to float, the Government formally adopted inflation targeting as its monetary policy framework. See "The Financial System--Monetary Policy and Money Supply". The

Government also began negotiations with the IMF on adjustments to the 1999-2001 economic program agreed in November 1998 and new economic targets in light of the new foreign exchange regime introduced in January 1999. On March 5, 1999, Brazil and the IMF announced that they had reached agreement. Under the agreement, Brazil undertook to adopt measures designed to achieve primary surpluses, excluding debt payments, of at least 3.1% of GDP in 1999, 3.25% of GDP in 2000 and 3.35% of GDP in 2001, substantially greater than the 2.6%, 2.8% and 3.0% of GDP surpluses for 1999, 2000, and 2001, respectively, under the November 13, 1998 agreement with the IMF. The public debt/GDP ratio, then in excess of 50%, was also targeted to fall below 46.5% at year-end 2001. The Memorandum of Economic Policies annexed to the IMF letter of intent noted that certain of the measures intended to produce the agreed-upon primary surpluses had already been approved or announced, including (i) the suspension until the end of 1999 of PIS/COFINS credits for exports, (ii) an increase in the IOF for consumer lending and (iii) the submission to the Congress of legislation to require military personnel to make contributions to the social security system. Brazil also agreed to reduce the investment budgets of state-owned companies by 0.9% of GDP, accelerate the privatization of state enterprises and promote the independence of the Central Bank through, among other things, the introduction of fixed terms for the president and directors of the Central Bank. The new agreement anticipated a decline in GDP of approximately 3.5% to 4.0% for 1999, while inflation was expected to increase initially above a 10% per annum rate in the first part of 1999, decreasing gradually during the second half to result in an average monthly inflation rate of 0.5% to 0.7% at year-end 1999. Under the revised program, the trade deficit, which had been projected to be $6.4 billion for 1999, was expected to revert to a surplus of approximately $11.0 billion, and the current account deficit was targeted to fall from $4.5% of GDP to 3.0% of GDP. On April 6, 1999, Brazil received a second disbursement, of approximately $4.9 billion, from the IMF, which was followed by an additional $4.9 billion in bilateral loans on April 9, 1999 under the IMF-led support package.

   After giving effect to the inflows from the IMF-led support package and an offering of debt securities by the Republic in April 1999 (see "Public Debt--Debt Crisis and Restructuring"), Brazil's international reserves stood at $44.3 billion on April 30, 1999, up from the $35.5 billion at February 28, 1999 and $33.8 billion at March 31, 1999. The real-U.S. dollar exchange rate (sell side) in the commercial exchange market on April 30, 1999, as published by the Central Bank, stood at R$1.6607 to $1.00, up from R$1.722 to $1.00 on March 31, 1999, and the average real-U.S. dollar exchange rate during January 1999 and February 1999 was R$1.5019 to $1.00 and R$1.9137 to $1.00, respectively, versus R$1.2106 to $1.00 immediately prior to the widening of the trading band.

   On July 5, 1999, the Government released the Memorandum of Economic Policies resulting from the IMF's third review of Brazil's performance under the IMF-led support program established in December 1998. The Memorandum reported that the Brazilian economy was performing better than originally forecast. According to the Memorandum, GDP growth fell less rapidly than predicted during the first quarter of 1999, reflecting significant increases in agricultural production; GDP was expected to decline by approximately 1% or less in 1999, versus the 3.5% to 4.0% decline forecast in the March 8, 1999 Memorandum of Economic Policies. In addition, the inflation rate (as measured by IGP-DS) during the first five months of 1999 was 7.4%, versus the 11% rate that had been previously forecast. However, the trade balance continued to show a slight deficit during the first five months of 1999, and the surplus was therefore likely to be lower than projected (approximately $4.0 billion versus the $10.8 billion previously forecast).

   The Memorandum left unchanged the primary surplus targets described in the March 8, 1999 Memorandum of Economic Policies but included inflation targets of 8% in 1999, 6% in 2000 and 4% in 2001, as measured by the IBGE's IPCA index, a weighted average that tracks the cost of living in nine metropolitan areas (Belem, Belo Horizonte, Curitiba, Fortaleza, Porto Alegre, Recife, Rio de Janeiro, Salvador and Sao Paulo) and two municipalities (Goiania and Brasilia). The Government also undertook to continue its efforts to implement fiscal and structural reforms intended to meet the targets under the March

8, 1999 Memorandum of Economic Policies. In the Memorandum, the Government reaffirmed its intent to seek Congressional approval of the Fiscal Responsibility Law (which would, among other things, establish ceilings on public expenditure and indebtedness for all three levels of government and impose sanctions for noncompliance) and tax reforms, implement legislation recently approved by Congress that is intended to reduce personnel expenses at all levels of government and work with the Congress to develop new measures to shore up the nation's social security system.

   The Government received a setback on September 30, 1999, when the Federal Supreme Court of Brazil held unconstitutional the law enacted the previous January extending to retired civil servants the obligation to make social security contributions and increasing such contributions for active civil servants. The Government estimated that the lost revenue resulting from the Federal Supreme Court's decision would total approximately R$2.38 billion in 2000. To compensate for the lost revenue, the Government announced on October 7, 1999 that it would reduce expenditures by R$1.2 billion and eliminate the tax deduction that corporations were permitted to take for the recent 1% increase in the rate for social contributions (COFINS) that such corporations are required to make. The combined additional revenue and cost savings were expected to total approximately R$2.38 billion in 2000. The Government also announced that it was considering the implementation of, among other things, a provisional measure to increase taxes on remittances for the payment of interest and other amounts in respect of external contractual obligations, the continuation of efforts to seek passage of the Fiscal Responsibility Law, previously announced tax reform proposals and a constitutional amendment to alter the revenue-sharing system between the Government and the States under the Constitution.

   In November 1999, the National Congress enacted Law No. 9,876 of November 26, 1999, which changed the rules for retirement for private sector employees. The law introduced a new social security factor that will be used to calculate benefits for retirees. This factor takes into account not only age and years of contributions to the National Social Security Institute (Instituto Nacional do Seguro Social or INSS), but also life expectancy. The law also changed the base for calculating the INSS benefit of any retiree to the arithmetic mean of the monthly salaries of that retiree during 80% of the monthly periods since July 1994 when that monthly salary was highest, rather than the average monthly salary of that retiree during the last 36 months before retirement. The new social security factor is to be phased in over a five-year period. Certain private sector employees challenged the law on constitutional grounds. On March 15, 2000, the Federal Supreme Court denied their claim and upheld the constitutionality of the law.

   The IMF's fourth review of Brazil's performance under the IMF-led support program established in December 1998 resulted in a Memorandum of Economic Policies dated November 12, 1999. The Memorandum reported that economic activity in Brazil had been better than projected under the program and that Brazil had made significant progress in reducing its current account deficit, although the decline in the trade deficit had been less favorable than expected. In addition, according to the Memorandum, June 1999 marked the third consecutive quarter in which Brazil's fiscal targets under the program had been surpassed, and available data indicated that the primary surplus target for the first nine months of 1999 had also been met. As a result of Brazil's continued compliance with such fiscal targets, the IMF made available for purchase a $4.7 billion installment under the support program. On December 9, 1999, Brazil received disbursements from the IMF totaling $1.1 billion under the support program. Brazil used the proceeds of the new loan and a portion of its international reserves to repay approximately $5.1 billion previously advanced under the support program.

   As of March 31, 2000, Brazil had received advances from the IMF, the BIS and the Bank of Japan totaling approximately $20.2 billion under the IMF-led support program. Brazil had repaid approximately $8.0 billion of such advances, leaving approximately $12.1 billion outstanding under the support program as of that date. In April 2000, Brazil prepaid an additional $10.3 billion, representing the payment in full of all emergency credit lines under the program. As of April 19, 2001, $1.7 billion in standby loans remained outstanding under the support program.

   During the second half of 2000, uncertainties about the U.S economy, concerns about Argentina and rising oil prices caused the real to decline in value against the U.S. dollar. The real-U.S. dollar exchange rate (sell side) in the commercial exchange market, as published by the Central Bank, declined 7.5% from R$1.8234 to $1.00 on August 31, 2000 to R$1.9596 to $1.00 on November
30, 2000. Brazil's continued compliance with the IMF-led support program, as established by the IMF's sixth review on November 28, 2000, and an improvement in the external environment resulting from interest rate reductions in the United States, reduced the downward pressure on the exchange rate, which ended the year at R$1.9554 to $1.00. The improved conditions also permitted the Central Bank to lower its Over/Selic rate target to 15.75% on December 20, 2000 and 15.25% on January 17, 2001.

   During the first five months of 2001, however, renewed concerns about Argentina, together with nervousness about the political impact of the alleged misconduct of certain public officials, put further downward pressure on the real. The real reached R$1.9711 to $1.00 on January 31, 2001, R$2.0452 to $1.00 on February 28, 2001, R$2.1616 to $1.00 on March 30, 2001 and R$2.1847 to $1.00
on April 30, 2001. In May 2001, the Government announced its intention to reduce energy consumption through rationing and other measures in response to a severe power shortage. In addition, Argentina announced its intention to link its currency to both the U.S. dollar and the euro and, on June 15, 2001, announced the introduction of a special exchange rate for exporters in that country that permitted such exporters to exchange U.S. dollars for pesos for the combined average value of a U.S. dollar and a euro. Concerns about the impact of the Government's energy measures and a possible Argentine devaluation of the peso drove the real to new lows against the U.S. dollar. The real-U.S. dollar exchange rate (sell side) in the commercial exchange market, as published by the Central Bank of Brazil, reached R$2.3600 to $1.00 on May 31, 2001, R$2.3049 to $1.00 on June 29, 2001, R$2.4313 to $1.00 on July 31, 2001
and R$2.5517 to $1.00 on August 31, 2001. Citing an increase in core inflation, the uncertainties related to the effects of exchange rate depreciation and the accelerating pace of economic activity, the Central Bank raised the Over/Selic rate target to 15.75% on March 21, 2001, 16.25% on April 18, 2001 and 16.75% on
May 24, 2001.

   After the real dropped to R$2.4748 to $1.00 on June 20, 2001, the Central Bank raised its Over/Selic rate target by 1.50% to 18.25%. The Central Bank also announced on June 21, 2001 that it had intervened in the foreign exchange market by selling U.S. dollars and buying reais and that the Government would raise $10.8 billion in additional funds to increase its international reserves and to finance future interventions to support the real. Brazil planned to raise the funds by purchasing $2 billion under its IMF facility, postponing a $1.8 billion repayment under that facility, borrowing $1.8 billion from international financial institutions, issuing an additional $1 billion in new bonds in the international capital markets and selling shares of privatized companies for $3.8 billion. The $10.8 billion amount also included $400 million in proceeds of a bond issuance by BNDES completed earlier in the year. Approximately $6.2 billion of the funds were to be used to increase the level of Brazil's foreign reserves, while the remaining $4.6 billion were to be available for use for further interventions in the foreign exchange markets.

   After recovering briefly to R$2.2923 to $1.00 on June 28, 2001, the real declined to an historic low of R$2.5979 to $1.00 on July 16, 2001. The real recovered slightly to R$2.4247 to $1.00 on July 24, 2001 following the Central Bank's decision on July 18, 2001 to raise its Over/Selic rate target to 19.00% from 18.25% and interventions by the Central Bank in the foreign exchange market aimed at bringing the Over/Selic rate closer to the rate target adopted by the Central Bank. The Government also announced during the week of July 23, 2001 that it intended to negotiate an extension of its facility with the IMF and that it would seek to reduce 2001 spending by R$1 billion.

   On September 14, 2001, the IMF announced that its Executive Board had approved a new standby facility for Brazil in the amount of SDR 12.14 billion (approximately $15.6 billion) in support of the Government's economic and financial program through December 2002. Approximately $4.7 billion was available immediately, and Brazil made purchases totaling approximately $4.7 billion at the time the facility was established. The remainder was to be made available in five installments, subject to the satisfaction of certain performance criteria set forth in the Memorandum of Economic Policies accompanying Brazil's Letter of Intent dated August 23, 2001. These performance criteria included targets for the primary surplus of 3.35% of GDP for 2001 and 3.5% of GDP for 2002 (an increase from the 3.0% target for both years under Brazil's December 1998 IMF facility) and a net international reserves floor of $20 billion (a $5 billion reduction from the floor under Brazil's December 1998 IMF facility). The new standby facility replaced the three-year standby arrangement approved in December 1998.

   Following terrorist attacks on the World Trade Center and the Pentagon in the United States on September 11, 2001, the real-U.S. dollar rate moved to a new low, reaching R$2.8007 to $1.00 on September 21, 2001. The real began to recover after October 11, 2001, reaching R$2.5287 to $1.00 on November 30, 2001 and R$2.3204 to $1.00 on December 31, 2001. After giving effect to purchases under the new IMF standby facility and a repurchase by the Republic of Poland for $2.5 billion of certain Paris Club credits owing to Brazil on November 13, 2001, Brazil's international reserves stood at $35.9 billion on December 31, 2001.

   The Republic of Argentina announced in December 2001 and January 2002 that it would be suspending payments in respect of certain of its public external debt and modifying its exchange rate system. The announcement, together with lower than expected trade flows, caused the real to fall approximately 4.2% during January 2002 to close at R$2.4183 to $1.00 on January 31, 2002. The real subsequently recovered, however, as a result of improving economic conditions in Brazil resulting from the end of energy rationing on March 1, 2002 and two reductions in the Central Bank's Over/Selic rate target to 18.75% on February 20, 2002 and 18.50% on March 20, 2002. The real was also helped by the IMF's announcements on January 23, 2002 and March 26, 2002 that it had completed reviews of Brazil's performance under the IMF standby facility and that, based on those reviews, Brazil would be permitted to draw, if necessary, installments of SDR 358.6 million (approximately $448 million) and SDR 3.7 billion (approximately $5 billion). The real rose against the U.S. dollar, reaching R$2.3482 on February 28, 2002, R$2.3236 to $1.00 on March 28, 2002 and R$2.3625
to $1.00 on April 30, 2002.

   The real began to depreciate again in May 2002 amid renewed concerns about the potential contagion effect of Argentina's problems and uncertainty about the October 2002 elections in Brazil. The value of the real declined to R$2.5220 to $1.00 on May 31, 2002 and R$2.7486 to $1.00 on June 12, 2002 before recovering to R$2.6700 to $1.00 on June 18, 2002. On June 13, 2002, the Government announced a new set of economic measures that included, among other things, (i) an increase in the 2002 target for the primary surplus to 3.75% of GDP from 3.5% of GDP, (ii) a purchase of an additional $10 billion under the IMF standby facility, (iii) a reduction of the minimum net international reserve requirement under that facility to $15 billion from $20 billion, (iv) repurchases from time to time of up to $3 billion aggregate principal amount of Brazil's outstanding external debt securities, with an emphasis on those maturing in 2003 and 2004, (v) periodic interventions by the Central Bank in the foreign exchange market, (vi) rollovers of long-term Brazilian Treasury floating rate and U.S. dollar-indexed securities with shorter term securities and (vii) repurchases from time to time by the Brazilian Treasury of its domestic debt securities. In addition, the World Bank announced that day that it had approved three loans totaling $1.0 billion. The loans included a $400 million loan intended to provide continued support to the comprehensive financial sector reform being pursued by the Government, a $450 million loan to support reforms in the energy sector and a $160 million loan to finance the School Improvement Program Fund.

   The IMF also announced on June 18, 2002 that it had completed its third review under the standby arrangement approved on September 14, 2001. In its press release, the IMF stated that Brazil's performance under the facility remained strong. The IMF added "over the medium term, the authorities needed to continue to work to reduce Brazil's large external borrowing requirement and the borrowing requirements of the public sector, as well as to reduce the large share of the public debt that is contracted at floating rates or linked to the exchange rate. Further progress in these areas, as well as on remaining

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elements of the structural reform agenda, will contribute to a further strengthening in Brazil's position in the years ahead." Based on the third review, the IMF made an additional SDR 3.7 billion (or approximately $4.8 billion) available for purchase under the standby facility, bringing the total amount available to be drawn to SDR 7.7 billion (or approximately $10 billion). Brazil withdrew the entire amount available on June 21, 2002.

   On June 21, 2002, the real-U.S. dollar exchange rate (sell side) in the commercial exchange market, as published by the Central Bank, was R$2.7910 to $1.00. On June 20, 2002, Brazil's international reserves stood at $32.4 billion, down slightly from $32.9 billion on May 31, 2002.

   The reduction of inflation resulting from the Plano Real made it more difficult for certain financial institutions which had profited from high inflation rates to survive. From the implementation of the Plano Real to July 31, 2001, 144 financial institutions, of which five had assets over $500 million, were the subject of Central Bank intervention; 140 of these troubled institutions have ceased operations. See "The Financial System--General".

Multi-Year Plan 2000/03

   On August 31, 1999, the President submitted to the National Congress in accordance with Article 165 of the Constitution a multi-year plan (Plano Plurianual) that broadly outlines the Government's economic priorities through 2003. The plan forecasts R$1.1 trillion in investments in 365 programs, which includes funds from non-Government sources, and is expected to create 8 million new jobs through 2003.

   Total governmental expenditures under the plan are projected to be approximately R$249 billion in 2000, R$275 billion in 2001, R$289 billion in 2002 and R$300 billion in 2003. Approximately 59.4% of the Government's resources are to be devoted to social development and 21.6% to economic infrastructure. The plan assumes real GDP growth of 4% in 2000, 4.5% in 2001, 5% in 2002 and 5% in 2003. The multi-year plan, known as "Avanca Brasil", was enacted as Law No. 9,989 on July 21, 2000.

Changes in the Relationship between the Federal and Local Governments

   The 1988 Constitution reallocated public resources from the federal Government to the States and municipalities without a corresponding shift of the responsibility to provide certain essential public services, which remained with the federal Government. The imbalance of resources and responsibilities was exacerbated by State and local borrowing, particularly during State election campaigns.

   As part of the Plano Real, and in connection with the creation of the ESF, the Government announced its intention to cut current expenditures and investment through the transfer of certain activities from the federal Government to the States and municipalities. Because certain of these proposals required amendments to the Constitution, they were considered as part of the ongoing constitutional review by the National Congress. Although the National Congress approved the creation of the ESF, other changes sought by the Government were not adopted. The Cardoso Administration has included proposals regarding changes in the relationship between the federal Government and local governments in its political program.

   The realignment of spending responsibilities is particularly important for a sustainable solution to Brazil's fiscal problems. Uncommitted revenue of the Government currently does not exceed 20.0% of total revenues, which is insufficient to meet the Government's funding needs with respect to personnel, procurement, investment and debt service. Unless constitutionally mandated transfers to States and municipalities are modified, a portion of any increases in revenue may be automatically translated into new expenditures. See "Public Finance--Taxation and Revenue Sharing Systems".

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

   In addition, supervision of the State banks has intensified as part of the effort to curtail abuses in State and local borrowing. Because of the measures taken to reduce liquidity in the domestic market, certain State-owned and privately owned banks that were dependent on readily available overnight interbank funds have faced liquidity difficulties. On December 30, 1994, authorities from the Central Bank assumed responsibility for the operation of two large State-owned banks, BANESPA and BANERJ. Banco Itau S.A. purchased two State banks--BANERJ on June 26, 1997 for R$331.0 million and Banco do Estado de Minas Gerais (BEMGE) on September 14, 1998 for R$583.0 million--and control of BANESPA passed to the federal Government on December 31, 1997 in connection with the restructuring of the State of Sao Paulo's R$16.8 billion debt to BANESPA. The Government subsequently sold 60% of the outstanding common (voting) shares and 30% of the outstanding preferred (nonvoting) shares of BANESPA to Banco Santander Central Hispano of Spain for R$7.05 billion on November 20, 2000. In addition, Banco do Estado de Pernambuco S.A.--BANDEPE was sold to Banco ABN AMRO on November 17, 1998 for R$182.9 million, and Banco Baneb, a bank controlled by the State of Bahia, was sold in June 1999 to Banco Bradesco S.A. for R$260.0 million. On October 17, 2000, the State of Parana also sold a controlling interest in Banco do Estado do Parana S.A. (Banestado) to Banco Itau S.A. for R$1.625 billion. The Republic is in the process of liquidating certain other State financial institutions such as the State banks of Acre, Alagoas, Amapa, Mato Grosso, Rio Grande do Norte and Rondonia. On July 31, 2001, nine State financial institutions were under liquidation within the scope of the Support Program for the Reduction of the State Public Sector in Banking Activity (PROES).

   In an effort to correct imbalances in the finances of State and local governments, the Government has introduced initiatives in recent years that have included the rescheduling of State and local debt and the imposition of limits on the incurrence of new debt. In connection with the tax reform package approved by the National Congress in December 1991, the Government agreed to the rescheduling of State debts over a 20-year period and provided for the restructuring of certain bankrupt State development banks. As part of the implementation of the Government's Plan of Immediate Action in June 1993, the National Monetary Council approved a resolution which prohibits federal and State banks from lending money to their main shareholders (the federal and State governments) and which limits credit to the public sector and Central Bank loans to financial institutions through special lines of credit.

   All State and most municipal governments completed their debt restructuring agreements (with respect to debt other than bonds) with federal financial institutions in March 1994. The agreements, covering approximately $23 billion in debts, call for a resumption of debt service, limited to 9.0% of specified revenue in 1994 and to 11.0% of such revenue in the second through the twentieth years. In the event that accrued debt service exceeds these limits, the difference is to be capitalized and become payable in the 10 years following the original 20-year term. In return for the resumption of debt service and the conclusion of the restructuring agreements, the States may regain access to federal Government guarantees for foreign borrowings under specified procedures. The objective of the debt restructuring and the introduction of strict limits on other forms of financing by State and municipal governments (for example, a 1993 Constitutional amendment prohibiting virtually any issuance of domestic or foreign securities by State and municipal governments until December 31, 1999, except to refinance existing indebtedness) was to limit the operational deficit of these governments to 0.4% of GDP in 1994 and 1995. Despite those efforts, the combined operational deficits of the State and municipal governments for 1994, 1995, 1996, 1997, 1998 and 1999 were 0.6%, 2.4%, 1.8%, 2.0%, 1.8% and 0.5% of GDP, respectively. See "Public
Finance".

   On December 20, 1995, the Government implemented the Support Program for the Restructuring and Fiscal Adjustment of States, which is aimed at correcting chronic imbalances in the finances of the State and local governments. Under this program, State and local governments were required to comply with targets relating to fiscal balance as a condition for receiving Government financing. The fiscal adjustments to be implemented by the States included the following:
(i) reduction and control of personnel costs, (ii) compliance with privatization programs for State enterprises and certain public services in cooperation with

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

BNDES and the appropriate federal ministries, (iii) reform of tax collection systems and implementation of financial controls and budgetary limitations at the State level, (iv) reduction of high levels of State-level indebtedness through restructuring facilities with the National Treasury and (v) the commitment to meet certain minimum fiscal targets (including satisfactory debt/net revenue ratios) as a step towards the balancing of State budgets. Nineteen State governments signed agreements undertaking to implement required policy changes as a condition of receiving specified financial assistance. The total amount of financing disbursed under this program was approximately R$3.3 billion.

   On December 19, 1996, the Government issued Provisional Measure No. 1,560 (subsequently enacted as Law No. 9,496 of September 11, 1997), which authorized the federal Government to assist in the refinancing of (i) the public securities debt of the States, (ii) loans made by CEF to the States under various federal measures authorizing temporary financial assistance to the States and (iii) the debt of the States owed to banks controlled by such States. The debt eligible to be refinanced under Law No. 9,496 included debt previously refinanced under the Support Program for the Restructuring and Fiscal Adjustment of States. Each refinancing arrangement was to be subject to the previous approval of both the federal Senate and the respective State Assembly. The refinancing arrangements were required to conform to the guidelines approved by the Government in its Support Program for the Restructuring and Fiscal Adjustment of the States. In addition to specific targets for each State or the Federal District, the refinancing contracts were to require: (i) improvements in the primary fiscal results, (ii) reduction in the expenditures pertaining to civil servants, (iii) achievement of a specific "financial debt/actual net revenue" ratio, (iv) improvement in the collection of State revenues, (v) adoption of privatization programs, concession of public services and administrative reform and (vi) limitation of the ratio of investment expenditure to actual net revenue. All of the States except the State of Tocantins have signed agreements with the Government, covering approximately R$115 billion in debt. On November 27, 1996, the federal Government and the State of Sao Paulo signed an agreement that provides for, among other things, the restructuring of the State's R$16.8 billion debt to BANESPA as part of a larger restructuring of the State's debt pursuant to Law No. 9,496. Under the agreement, 20% of the State's debt restructured thereunder is to be repaid through the transfer by the State to the federal Government of certain assets to be privatized. The remaining 80% of such State debt is to be paid in monthly installments over a 30-year period. In addition, in November 1997, the Senate passed Resolution No. 118 of 1997, which provided for the restructuring of R$50.4 billion in debt of the State of Sao Paulo under the Support Program for the Restructuring and Fiscal Adjustment of States. Resolution No. 118 provides, among other things, for the repayment of such debt over a 30-year period plus interest at 6% per annum (adjusted for inflation based on GPI-DS).

   In August 1996, the federal Government issued Provisional Measure No. 1,514 dated August 7, 1996 (subsequently superseded by Provisional Measure No. 2,192 dated August 24, 2001) which established a program to facilitate the restructuring of Brazil's State banks. This provisional measure permitted the Republic, in its sole discretion, to (i) acquire control of a financial institution, exclusively for its privatization or dissolution, (ii) finance the closure of the financial institution or its transformation into a non-financial institution or (iii) finance the prior arrangements necessary for the privatization of the financial institution or to guarantee any credit by the Central Bank for the same end, in accordance with rules to be promulgated by the National Monetary Council. The Republic could also acquire contractual debts owed by a controlling shareholder to the financial institution and refinance the debts so acquired. However, the acquisition and refinancing of such contractual debts and the provision of such partial financing were subject to certain limits. The provisional measure permitted the Republic to finance the acquisition of controlling interests in the State banks and of such contractual debts through the issuance of National Treasury Notes (Notas do Tesouro Nacional or "NTNs"). In general, financing or refinancing contracts under the provisional measure were required to be executed on or before June 30, 1998. In exceptional situations, the Government could elect to provide partial financing in order to improve the condition of the financial institution in contemplation of its recapitalization and the introduction of new management with a higher degree of efficiency and professional practices; the deadline for any such financing to be agreed between the federal Government

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

and any controlling shareholder was March 31, 2000. A second exception to the June 30, 1998 deadline applied when the federal Government elected to acquire control of a financial institution for the purpose of privatizing or liquidating that institution; in this case, the deadline for the relevant financing or refinancing transaction to be agreed between the State controlling the financial institution and the Central Bank was June 30, 2000. As of July 30, 1998, six State banks had been restructured at a cost to the National Treasury of R$6.9 billion.

   In February 1997, a Parliamentary Committee of Inquiry (the "CPI") began an investigation of allegations that certain Brazilian States and municipalities may have misused the proceeds of certain debt securities which were issued by such States and municipalities to pay final judgments pursuant to Article 33 of the Constitutional Act of Transitory Dispositions ("Article 33"). On August 19, 1997, the CPI issued a report setting forth recommendations for corrective action. As a consequence of the CPI, the Senate adopted Resolution No. 78 of 1998 on July 1, 1998, which severely restricts the issuance of debt securities by States and municipalities. The total amount of securities of the States and municipalities outstanding as of December 31, 1998 was approximately R$24.3 billion, of which an estimated R$8.6 billion was issued to pay final judgments under Article 33. On April 10, 2000, Sao Paulo's mayor, former mayor and public debt coordinator were indicted for fraud in connection with the issuance of bonds by the municipality of Sao Paulo to pay final judgments under Article 33.

   On January 6, 1999, the newly inaugurated governor of the State of Minas Gerais announced that the State would suspend for 90 days payments on its approximately R$18.3 billion debt to the Government. The governor of the State of Rio Grande do Sul subsequently sought and obtained an injunction permitting that State to make payments into an escrow account, pending the resolution of the request of seven States to renegotiate refinancing agreements reached with the Government under Law No. 9,496 of September 11, 1997. The Government responded by withholding Constitutionally mandated transfers payable to the State of Minas Gerais and, on February 10, 1999, paid half of an approximately $85 million due in respect of the State's Eurobonds that matured on that date to ease investor concerns about the risk of default by State governments. The Government also notified certain international financial institutions that it would no longer guarantee these States' obligations to these financial institutions, leading the World Bank to suspend loans to the States of Minas Gerais and Rio Grande do Sul. The State of Rio Grande do Sul resumed debt payments to the National Treasury during the first half of 1999, and the State of Minas Gerais announced in January 2000 that it would resume payments on its debts.

   On June 2, 1999, the Central Bank declared the State of Pernambuco in default after the State announced that it would not honor approximately R$260 million aggregate principal amount of the State's bonds. As a result of the default, the State was precluded from borrowing in the local markets. On December 27, 1999, the National Treasury refinanced Pernambuco's debt in the market issued after 1995, which amounted to R$859 million, under the same conditions applicable to the refinancing of the other States' debts. Following that refinancing, the state of Pernambuco was again permitted to raise funds in the local markets, subject to the conditions in the refinancing agreement with the National Treasury.

Constitutional Reform

   In 1995, the Government proposed certain Constitutional reforms to the National Congress that were intended to reduce public sector involvement in the economy and permit certain industries, especially those that require extensive capital investment, to gain access to foreign capital. Amendments to the Constitution require a three-fifths vote of each house of Congress in two separate rounds. Pursuant to the proposed amendments, matters currently within the ambit of Constitutional law would be transferred to and regulated by ordinary law, thereby granting Congress more regulatory control over the economy. Since January 1, 1995, the National Congress has adopted 34 Constitutional amendments. Some of the major

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Constitutional amendments approved by the National Congress during the Cardoso
Administration are described below.

  . Pipeline Distribution of Gas. The Constitution had granted States a monopoly over pipeline distribution of gas, entitling them to carry out the service directly or to grant a concession to a State-owned company. The Constitution was amended to permit States to grant concessions to any company, public or private. The amendment became effective on August 15, 1995 (Constitutional Amendment No. 5).

  . Domestic and Foreign Capital. The Constitution had distinguished between Brazilian companies capitalized from domestic sources (capital nacional ) and those capitalized from foreign sources (capital estrangeiro). The right to drill and explore for mineral resources was limited to Brazilian nationals or companies of capital nacional. Similarly, only Brazilian nationals or companies of capital nacional had the right to receive royalties as owners of mining deposits or gas or oil fields. As a result of an amendment which became effective on August 15, 1995 (Constitutional Amendment No. 6), the Constitution no longer distinguishes between Brazilian companies based upon the origin of their capital. On June 16, 1999, the Government completed a two-day auction of licenses to explore for oil, mainly off Brazil's Atlantic coast. The winning bidders in the auction included the AGIP unit of ENI Spa of Italy, BP Amoco P.L.C. and Shell of Great Britain, Exxon, Texaco and Amerada Hess Ltd. of the United States and YPF Sociedade Anonima of Argentina. See "--State-Controlled Enterprises--Privatization Program".

  . Shipping. The Constitution had reserved coastal and inland shipping to Brazilian vessels and required that the owners, the captains and two-thirds of the crew of these vessels be Brazilian citizens. Constitutional Amendment No. 7, which took effect on August 15, 1995, removed these provisions and transferred the rules for coastal and inland shipping to the realm of ordinary law, opening such activities to foreign vessels. On January 8, 1997, Law No. 9,432 was enacted to regulate this sector.

  . Telecommunications. The Constitution had granted the Republic a monopoly over the telecommunications sector. Constitutional Amendment No. 8, which became effective on August 15, 1995, provides that the Republic may freely grant concessions to private sector companies to provide telephone and telecommunications services and data transmission services. On November 28, 1995, the Government issued three decrees aimed at restructuring the telecommunications sector. The first two decrees established the rules for granting telecommunications services and the range of acceptable frequencies. The third decree relates to cable television concessions. Concession grants depend on the issuance of ordinary legislation which sets forth regulations pertaining to such concessions. On July 19, 1996, President Cardoso signed Law No. 9,295, which includes a provision allowing foreign ownership of up to 49% of cellular, satellite and cable concessions for the three years ending July 19, 1999 and as much as 100% thereafter. Law No. 9,472, which took effect on July 16, 1997, also provides for the privatization of the telecommunications sector and establishes the National Telecommunications Agency (Agencia Nacional de Telecomunicacoes-ANATEL). Pursuant to Law No. 9,295, the Government completed the auctioning of "Band B" cellular telecommunications licenses to private operators in 1998. Under the tender rules published by the Government, ten licenses were granted, covering ten regions of the country. In addition, the Republic intends to sell by auction a 15-year concession of mobile cellular service ("SNC"). On July 29, 1998, the Government sold its interest in Telecomunicacoes Brasileiras S.A. ("Telebras"), the government-controlled telephone company for approximately $19.0 billion. See "--State-Controlled Enterprises--Privatization Program".

  . Petroleum. The Constitution had granted the Republic a monopoly over research and exploration, refining, importation, exportation and transportation of petroleum. All royalties from natural gas or oil exploration had to be paid to the States, the Federal District and the municipalities. Constitutional Amendment No. 9 dated November 9, 1995, which became effective on November 10, 1995,

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

     maintained the Republic's monopoly in the petroleum sector, but allowed the Government to contract private companies to carry out activities related to that sector. The amendment removed the prohibition against the receipt by private landowners of royalties related to the ownership of gas or oil fields. Changes have also been approved to permit "risk" contracts for the exploration and production of oil and the formation of joint ventures for oil refining and to terminate the Government's monopoly over the transportation of fuel. Law No. 9,478, which took effect on August 7, 1997, ended the Republic's monopoly in the petroleum sector and created two new regulatory agencies, the National Council on Energy Policy (Conselho Nacional da Politica Energetica) and the National Petroleum Agency (Agencia Nacional do Petroleo--ANP). On June 16, 1999, the Government completed a two-day auction of licenses to explore for oil, mainly off Brazil's Atlantic coast. In addition, the Government sold a controlling interest in Petroleo Brasileiro S.A. (Petrobras) in August 2000. See "--State-Controlled Enterprises--Privatization Program".

  . Fiscal Stabilization Fund. The Government proposed the creation of the Fiscal Stabilization Fund (FEF) as the successor to the ESF, to be in effect for all of 1996 and for the first half of 1997. The proposed amendment was approved in the second of two votes in the Senate on February 29, 1996. The FEF amendment (Constitutional Amendment No. 10) took effect on March 4, 1996 and expired on June 30, 1997. A second amendment, extending the FEF from July 1, 1997 to December 31, 1999, was adopted on November 25, 1997 as Constitutional Amendment No. 17. The Government elected not to seek an extension of the FEF when it expired on December 31, 1999. However, the Government subsequently sought passage of a constitutional amendment that would permit the Government to reallocate through 2003 20% of certain tax revenues that the Government would otherwise be required to devote to specific program areas under the Constitution. The National Congress approved the amendment (Constitutional Amendment No. 27 of March 21, 2000), which became effective on March 22, 2000. The amendment created the Delinking of Central Government Revenues
     (DRU), which, unlike the FEF, applies to social security contributions made by employees in the private sector.

  . Provisional Financial Contribution Transaction Levy. The Government has imposed the CPMF, a new provisional tax on financial transactions to help fund the national healthcare system. This new levy required a constitutional amendment, which was adopted in October 1996. The tax, which took effect on January 23, 1997, imposed a charge of 0.20% on certain financial transactions for a period of thirteen months. On March 18, 1999, the National Congress approved a bill that ultimately became Constitutional Amendment No. 21. The amendment raised the provisional financial contribution transaction levy (CPMF) to 0.38% from 0.20% for the period from June 17, 1999 to June 16, 2000 and to 0.30% for the period from June 17, 2000 to June 16, 2002. The CPMF levy was increased to 0.38% on March 19, 2001 pursuant to Constitutional Amendment No. 31 of December 14, 2000. A portion of the increased CPMF revenues was to be used for the Poverty Eradication Fund established through Constitutional Amendment No.
     31. The Government has proposed that the CPMF be extended to December 31, 2004. On June 12, 2002, the proposed constitutional amendment to extend the CPMF was approved by the National Congress.

  . Administrative Reform. The Government proposed administrative reforms aimed at: (i) improving the efficiency of public administration, (ii) facilitating the balancing of public accounts by granting flexibility to adopt measures for the reduction of personnel, (iii) civil service reform and (iv) improving working conditions. Constitutional Amendment No. 19, which became effective June 4, 1998, among other things, establishes limits for the salary and other compensation of public employees and permits the dismissal of public employees. On February 19, 1997, the Federal Supreme Court ruled in favor of 11 civil servants seeking 29% pay increases that previously had been granted only to members of Brazil's armed services. Execution of the judgment was stayed, pending a ruling by the Federal Supreme Court on the Republic's request for clarification as to whether pay increases received by such civil servants during the relevant period could be taken into account in calculating such civil servants' award. On February 19, 1998, the Federal Supreme Court confirmed its ruling,

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     but permitted the awarded pay increases to take into account, among other things, pay increases previously granted to such civil servants. As a result, many of such civil servants may only receive a small increase, if any. Although the Federal Supreme Court's decision does not legally bind Brazil's lower courts in such cases, it is possible that at least some lower courts will apply the Federal Supreme Court's reasoning or otherwise rule in favor of civil servants seeking pay increases in any additional cases that may be brought. The projected cost to the Government of any adverse determination in any such additional cases cannot now be estimated. The Government may seek legislation to address the issues raised by this case.

  . Social Security Reform. Constitutional Amendment No. 20 replaced a retirement system that based eligibility for benefits on length of service, with a system based upon a minimum retirement age, years of service and the amount of money the retiree contributed to the system. The minimum retirement ages are 48 for women and 53 for men (and 55 and 60, respectively, for new civil servants), provided they have made contributions to the retirement system for at least 30 and 35 years, respectively. In addition, notional individual accounts are to be established for participants of both the private retirement system (RGPS) and the public retirement system (RJU-Federal). The establishment of such individual accounts will require the passage of ordinary legislation. The Government has also proposed that the link between a retiree's accumulated contributions and expected pension be tightened.

   As a result of the foregoing amendments, certain matters formerly regulated by the Constitution are now to be regulated by ordinary law by the National Congress.

   While addressing the fiscal situation through the use of certain techniques at its disposal, the Government has proposed to Congress certain other Constitutional amendments and legislation designed to promote structural changes to maintain fiscal balance on a sustained basis. For example, the Government has proposed tax reforms intended to: (i) simplify the revenue system, (ii) facilitate action against tax evaders, (iii) rationalize the tax system to improve the competitiveness of the Brazilian economy and (iv) permit a fairer social distribution of the tax burden.

   Constitutional Amendment No. 32, which became effective on September 12, 2001, places significant restrictions on the use of provisional measures as an instrument of fiscal policy. See "The Federative Republic of Brazil--Form of Government and Political Parties".

Gross Domestic Product

   Brazil experienced significant rates of growth during the period from 1968 to 1973; real growth in GDP during that period averaged over 11% per year, and that period is often referred to as Brazil's "economic miracle". From 1974 to 1980, the real GDP growth rate declined but still averaged over 7% per annum. The 1980s, by contrast, were a period of generally high inflation, low growth and continuing large budget deficits, as the external debt crisis gave rise to a set of significant economic problems from which the country has yet to recover fully. See "Public Debt--Debt Crisis and Restructuring".

   Brazil's economic growth has fluctuated greatly in recent years. The average annual real growth rate of GDP during the ten-year period from 1990 to 1999 was 1.8%, but the real growth rate of GDP was negative in 1990 and 1992, when it declined 4.4% and 0.5%, respectively. During this period, the agricultural, industrial and services sectors each grew at an average rate of 2.4%, 0.8% and 2.2% respectively. In 1996, GDP increased in real terms by 2.7%, with agricultural, industrial and services sectors rising by 3.1%, 3.3% and 2.3%, respectively. GDP rose 3.3% in real terms in 1997; during that year, the industrial and services sectors grew by 4.7% and 2.6%, respectively, while the agricultural sector declined by 0.8%. The economy slowed in Brazil in 1998, with GDP rising only 0.1%. The industrial sector declined by 1.0% in 1998, while the agricultural and services sectors rose by 1.3% and 0.9%,

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respectively. In 1999, the economy recovered as GDP rose by 0.8%. The agricultural and services sectors grew by 8.0% and 2.2%, respectively, while the industrial sector declined by 2.5%.

   In 2000, Brazil's GDP grew by 4.4%. The GDP growth was driven largely by a 4.9% increase in industrial sector production. The services sector also grew by 3.7% and the agricultural sector by 3.0%.

   Brazil's GDP grew by 1.5% during 2001. The services and agricultural sectors increased by 2.5% and 5.1%, respectively, while the industrial sector declined by 0.6%. A number of factors depressed industrial output. First, high interest rates reduced demand for consumer durables. See "The Financial System--Monetary Policy and Money Supply". Second, the institution of electricity rationing in June 2001 to address power shortages arising from low rainfall caused many industrial companies to reduce output and, in some cases, close production lines.

   The following table sets forth Brazil's GDP at current prices and expenditures for each of the years indicated.

Table No. 4

      Gross Domestic Product at Current Prices--In Billions of Reais (R$)

                                       1997        1998        1999         2000        2001
                                    ----------- ----------- ----------- ------------ -----------
                                     R$     %    R$     %    R$     %     R$     %    R$     %
                                    ----- ----- ----- ----- ----- ----- ------ ----- ----- -----
Final Consumption.................. 704.2  80.9 741.0  81.1 783.3  81.3  868.1  79.9 948.6  80.1
Gross Capital Formation............ 187.2  21.5 193.1  21.1 195.4  20.3  236.1  21.7 248.5  21.0
   Gross Fixed Capital Formation... 172.9  19.9 180.0  19.7 184.1  19.1  211.2  19.4 230.2  19.4
   Changes in Inventories..........  14.2   1.6  13.1   1.4  11.3   1.2   24.9   2.3  18.3   1.5
Exports of Goods and Services......  65.4   7.5  67.9   7.4 100.1  10.4  117.4  10.8 158.3  13.4
Less: Imports of Goods and Services  86.0   9.9  87.8   9.6 115.0  11.9  135.0  12.4 170.6  14.4
Gross Domestic Product............. 870.7 100.0 914.2 100.0 963.9 100.0 1086.7 100.0 963.9 100.0

--------
Source:  IBGE

   The following tables set forth the participation of classes and activities in value added at basic prices and real growth at basic prices by sector for each of the years indicated.

Table No. 5

    Participation of Classes and Activities in Value Added at Basic Prices

                                      1997   1998   1999   2000   2001
                                     -----  -----  -----  -----  -----
         Agriculture................   8.0%   8.3%   8.3%   7.8%   8.0%
         Industry...................  35.2   34.6   35.5   37.2   35.8
            Mining, Oil and Gas.....   0.9    0.7    1.7    2.6    2.7
            Manufacturing...........  21.6   21.0   21.5   22.5   21.1
            Construction............   9.9   10.2    9.5    9.0    8.5
            Public Utilities........   2.8    2.8    2.9    3.0    3.5
         Services...................  61.9   62.3   61.1   58.9   62.4
            Retail Services.........   7.6    7.2    7.7    7.5    7.1
            Transportation..........   3.2    3.4    3.4    3.3    2.3
            Communications..........   2.0    1.9    2.0    2.4    4.3
            Financial Services(1)...   6.5    6.6    6.4    5.4    7.8
            Government..............  15.4   16.0   16.1   16.4   10.8
            Other Services..........  27.3   27.2   25.4   24.0   30.1
         Total...................... 105.1  105.1  104.8  103.8  106.2
                                     -----  -----  -----  -----  -----
         Adjustment(2)..............   5.1    5.1    4.8    3.8    6.2
         Value Added at Basic Prices 100.0  100.0  100.0  100.0  100.0

--------
(1) Does not include financial intermediation services.
(2) Adjustment for double counting arising from the inability to allocate debt service among the classes and activities set forth in this table.
Sources:  IBGE and Central Bank

Table No. 6

                Real Growth (Decline) at Basic Prices by Sector

                                      1997  1998  1999  2000  2001
                                      ----  ----  ----  ----  ----
            Real GDP.................  3.3%  0.1%  0.8%  4.4%  1.5%
            Agriculture and Livestock (0.8)  1.3   8.0   3.0   5.1
            Industry.................  4.7  (1.0) (2.5)  4.9  (0.6)
               Mining, Oil and Gas...  5.3   7.4   0.1  11.1   3.4
               Manufacturing.........  3.2  (3.4) (2.6)  5.4   0.6
               Construction..........  7.6   1.5  (3.8)  3.0  (2.6)
               Public Utilities......  5.9   5.2   1.3   4.1  (5.5)
            Services.................  2.6   0.9   2.2   3.7   2.5
               Retail Services.......  3.0  (4.6) (0.6)  4.7   0.7
               Transport.............  3.9  (3.6) (2.0)  5.6   1.0
               Communications........  5.0   8.3  18.4  16.5  11.9
               Government............  1.7   1.5   2.3   1.1   1.8
               Other Services........  2.3   2.6   2.1   4.4   3.2

--------
Sources:  IBGE

Principal Sectors of the Economy

   Until the 1950s, natural resources and agriculture were the major sectors in the Brazilian economy. Beginning in the mid-1950s and during the 1960s and 1970s, however, emphasis was placed on industrial development, financed in part by external debt. As a result, the contribution of manufactured goods to Brazilian export revenues has increased significantly, reaching 15.0% in 1970, 44.8% in 1980 and 55.0% in 1995.

   Services. During the period from 1990 to 1999, the subsectors that experienced the greatest growth were communications, which grew by 180.4%, and transportation, which grew by 48.4%. In 1997, this sector grew 2.6% mainly as a result of increases in transportation (3.9%) and retail services (3.0%). In 1998, overall growth in the service sector reached 0.9% as a result of an increase in communications (8.3%), while retail services declined 4.6% and transportation services declined 3.6%. The service sector grew 2.2% in 1999, as communications rose by 18.4% and transportation fell 2.0%. In 2000, overall growth in the service sector reached 3.7%, largely as a result of increases in communications (16.5%), retail services (4.7%) and transportation (5.6%). In 2001, overall growth in the service sector was 2.5% as a result of growth in all subsectors, including an 11.9% growth in communications.

   Brazil's road network is comprised of approximately 1.8 million kilometers, of which approximately 10% is paved. Most paved roads are maintained by federal and State authorities, while the vast majority of unpaved roads are the responsibility of local authorities. Brazil's railway system consists of approximately 30,500 kilometers, of which 7% is electrified. The principal Brazilian cities are served by both domestic and international airlines, and many smaller communities benefit from scheduled service by domestic airlines. Brazil has major ports in Rio de Janeiro, Santos, Paranagua, Sao Sebastiao and Rio Grande. Brazil also enjoys an extensive coastline and navigable rivers, but the potential of river and maritime shipping has not been fully exploited. The Government has taken initiatives to improve highway, railway and shipping infrastructure, which had deteriorated extensively during the 1980s. The process of privatization of the operation and maintenance of certain highways has begun and private companies have been permitted to install toll booths on thousands of kilometers of the country's roads.

   As of December 31, 2001, Brazil had approximately 40.5 million fixed telephone lines and 29.2 million cellular telephone lines. The network is run by concessionaires in each State that are subsidiaries of Telebras. Since the late 1980s, considerable investment has been made in the expansion of the services of Telebras, including the establishment of cellular telephone systems in all of the States and the first fiber optic communications connection between the cities of Rio de Janeiro and Sao Paulo, which largely accounts for the recent significant growth in the communications sector. One of the specific targets of the restructuring is to increase the current number of telephone lines to 33 million by the end of the decade. Part of that anticipated increase will be accomplished through the expansion of cellular telephone service. On July 19, 1996, President Cardoso signed a law that permits the Government to auction to private sector companies licenses to build and operate cellular telephone systems. Pursuant to that law, the Government completed the auctioning of "Band B" cellular telecommunications licenses to private operators. See "--Constitutional Reform--Telecommunications". In addition, on July 29, 1998, the Government sold its interest in Telebras for approximately $19.0 billion. See "--State-Controlled Enterprises--Privatization Program".

   Industrial Production. Industrial production registered a real average annual increase of 0.8% during the ten-year period from 1990 through 1999. Although industrial production declined by 4.2% in real terms in 1992, it increased in real terms by 7.0% in 1993, 6.7% in 1994, 1.9% in 1995, 3.3% in
1996 and 4.7% in 1997. As a result of a slowdown in economic activity in Brazil in 1998 and 1999, industrial production declined by 1.0% and 2.5%, respectively. Industrial production grew 4.9% in 2000 and then declined by 0.6% in 2001. The following table sets forth growth in real terms in the principal areas of industrial production for the periods indicated:

Table No. 7

                     Annual Changes in Industry Production
                           Mining and Manufacturing

                                                  1997   1998   1999  2000  2001
                                                 -----  -----  -----  ----  ----
Mining, Oil and Gas.............................   7.2%  12.5%   9.1% 11.9%  3.5%
Manufacturing Industry..........................   3.6   (3.3)  (1.6)  6.1   1.2
By Segment
   Nonmetallic Minerals.........................   7.4   (0.4)  (3.1)  1.8  (2.1)
   Metallurgy...................................   6.0   (3.8)  (1.1)  7.6   0.7
   Machinery....................................   7.2   (4.0)  (7.2) 18.0   5.3
   Electronic and Communications Equipment......  (1.8) (19.8) (11.4) 12.1   6.7
   Transportation Equipment..................... (10.7) (14.2)  (5.1) 18.8   5.3
   Wood.........................................   3.9   (6.2)  (7.0)  3.1  (0.3)
   Furniture....................................  (1.5)  (8.2)  (2.2)  7.7  (1.1)
   Paper and Cardboard..........................   2.9    0.3    6.3   4.1   0.1
   Rubber.......................................   4.1   (7.6)   4.6  11.8  (4.5)
   Leather and Hides............................  (1.7) (13.6)  (3.6) (7.8) (9.4)
   Chemicals....................................   5.1    4.0    0.9   1.7  (0.7)
   Pharmaceutical Products......................  11.4    4.0   (0.4) (2.0) (1.0)
   Perfumes, Soaps and Candles..................   5.2    3.2    7.2   2.6  (1.2)
   Plastics.....................................   3.6   (2.5)  (6.3) (2.6) (5.0)
   Textiles.....................................  (6.5)  (6.8)   2.1   6.0  (5.7)
   Clothing, Footwear and Cloth Goods...........  (6.7)  (4.6)  (3.3)  6.7  (6.5)
   Food Products................................   1.0    1.3    3.1  (2.1)  5.1
   Beverages....................................  (0.3)  (2.2)   0.0   4.0  (0.2)
   Tobacco......................................  22.2  (22.7)  (7.8) (7.1) (4.7)
Total Annual Change in Production of Mining, Oil
  and Gas and Manufacturing Industry............   3.9   (2.0)  (0.7)  6.6   1.5
By Category of Use
   Capital Goods................................   4.8   (1.6)  (9.1) 13.1  12.7
   Intermediate Goods...........................   4.6   (0.7)   1.9   6.8  (0.2)
   Consumer Goods...............................   1.2   (5.4)  (2.8)  3.5   1.3
       Durable Goods............................   3.5  (19.6)  (9.3) 20.8  (0.6)
       Nondurable Goods.........................   0.5   (1.1)  (1.2) (0.4)  1.8

--------
Sources:  IBGE and Central Bank

   After experiencing growth of 3.2% in 1997, the manufacturing industry declined by 3.4% in 1998 and 2.6% in 1999. The durable consumer goods and intermediate goods sectors grew in 1997, increasing 3.5% and 4.6%, respectively. In 1998, all sectors declined, including durable goods (by 19.6%) and capital goods (by 1.6%). In 1999, production of intermediate goods rose by 1.9%, while all other sectors declined, including durable goods (by 9.3%) and capital goods (by 9.1%). As the economy recovered in 2000, the manufacturing industry grew by 5.4%, with durable consumer goods and capital goods production rising 20.8% and 13.1%, respectively. In 2001, growth in the manufacturing industry was 0.6%, with an increase in capital goods (12.7%) and reductions in intermediate goods (0.2%) and durable consumer goods (0.6%).

   Construction sector activity rose by 7.6% in 1997 and 1.5% in 1998 before declining again by 3.8% in 1999. Construction sector activity rose by 3.0% in 2000 as economic conditions improved before declining again by 2.6% in 2001. The number of housing starts in a given year has depended heavily upon the availability of public funds and the ability of the Housing Finance System, currently under the direction of the Federal Savings Bank (Caixa Economica Federal or "CEF"), to devote resources to new building activities. As of December 31, 2001, the credit operations of CEF related to the housing sector exceeded R$50 billion.

   Brazil's proven mineral resources are extensive and have generally remained constant or expanded in recent years due to continuing exploration activity. Large iron ore and manganese reserves provide important sources of industrial raw materials and export earnings. Deposits of nickel, tin, chromite, bauxite, beryllium, copper, lead, tungsten, zinc and gold, as well as lesser known minerals, continue to be mined. As other sectors of the Brazilian economy have grown, the mining, oil and gas industry's contribution to industrial production has remained relatively stable, decreasing slightly from 1.6% in 1991 to 0.7% of GDP in 1998. In 1997, 1998, 1999 and 2000, the mining, oil and gas industry grew 5.3%, 7.4%, 0.1% and 11.1%, respectively. In 2001, growth in the industry slowed to 3.4%.

   Agriculture. Brazil has a well-diversified agricultural sector. It is the world's second largest producer of sugar and soya, and from 1994 through 1995 produced approximately 44.1% of the orange juice concentrate in the world market. Approximately 70% of Brazil's sugar crop is processed into alcohol for automotive fuel. Brazil's largest single export crop is soya (beans, bran and oil), with 2001 exports totaling approximately $5.2 billion. In addition, Brazil has been the world's largest producer of coffee for more than a century. Coffee exports totaled $1.2 billion during 2001. In addition, during 2001, meat and meat by-product exports totaled $2.2 billion, orange juice exports $0.8 billion and sugar exports $2.3 billion.

   In 1990, a restrictive farm credit policy and a contraction in domestic demand led to a 3.7% decline in real output of the agricultural sector. A subsequent increase in Government funding in this sector led to real growth of 1.4% in 1991 and 4.9% in 1992. In 1993, real output of the agricultural sector declined 0.1% but recovered in 1994, registering a growth rate of 5.5% due to an increase of 6.4% in crops. In 1995, the agricultural sector grew by 4.1% due to a 12.2% increase in livestock. Crop production was stable in 1995. In 1996, the real output of agricultural sector grew 3.4% due to a 3.4% increase in crops. Livestock production rose by 2.2%. The agricultural sector output declined by 0.8% in 1997, due largely to a decline of 2.2% in animal production and 1.2% in vegetable extracts and silviculture. The output of the agricultural sector increased by 1.3% in 1998, 8.0% in 1999, 3.0% in 2000 and 5.1% in 2001.

   On July 20, 1996, President Cardoso ordered the expropriation of 15,000 hectares (37,000 acres) of private land as part of a massive land reform program. The program ultimately aimed to redistribute 11.2 million hectares (26.7 million acres) of land throughout the country from large landowners to some 380,000 landless farming families, many of them current or past squatters, by 1998. This program seeks to resolve the recurring land disputes over the past 10 years between landowners and squatters. By law, owners must be paid fair compensation for the land taken by the federal Government. In the period from 1995 to 1998, 287,539 families were settled on 2,356 lots created by INCRA during those years. During the same period, 7,321,270 hectares of unproductive land were appropriated from large landholders. Loans granted to settlers to fund planting, harvesting and investments totaled more than R$1.2 billion.

State-Controlled Enterprises

   The public sector grew very rapidly during the 1970s and continues to play a significant role in Brazil's economy. However, the Government and certain State governments have taken steps to reduce their direct and indirect control of state-owned enterprises and to permit privately owned entities to compete with such enterprises. See "--Privatization Program" and "--Privatization of State-Owned Enterprises".

   In Brazil there are two types of state enterprises: public companies and mixed-ownership companies. Public companies are corporations wholly owned by the States or the Republic, created by special law to carry on economic activities in any of the corporate forms provided for by law. Examples of federal public companies are BNDES, CEF, the Brazilian Post Office and Telegraph Corporation (Empresa Brasileira de Correios e Telegrafos) and the Mineral Resources Exploration Company (Companhia de Pesquisa de Recursos Minerais or "CPRM"). Mixed-ownership companies are in corporate form and are majority-owned by the federal Government. Unless otherwise provided by the law authorizing the creation of a mixed-ownership company, the rights of the Government are those conferred by Brazilian corporate law on majority shareholders generally.

   Brazil also has autonomous institutions and public foundations. Autonomous institutions are entities established to carry out public functions which require decentralized financial and operating management, such as the Central Bank, the National Securities Commission (Comissaode Valores Mobiliarios or "CVM"), the Brazilian Institute of Forest Development, the National Institute of Industrial Property, the National Highway Department and the National Department of Mineral Production.

   Public foundations are non-profit public law entities created to carry out activities not performed by public companies. Public foundations have administrative autonomy and manage their own assets, but their expenses are defrayed by the Government and other sources. Examples of public foundations are IBGE, Instituto de Pesquisa Economica Aplicada (IPEA) and Conselho Nacional de Desenvolvimento Cientifico e Tecnologico ("CNPq").

   Under Brazilian law, private parties may only participate in activities considered to be public services if they are authorized to do so by the Federal Government. The areas formerly reserved to the Republic under the Constitution include broadcasting and telecommunications, electric power service and facilities, hydroelectric power generation, certain interstate and international navigational services, interstate and international highway passenger transportation services and the operation of ports. The mining and processing of nuclear mineral ores and minerals and their by-products also remain under Government monopoly. Amending the Constitution in order to facilitate privatization and competition has been an important element of the Plano Real. See "--Constitutional Reform" and "--Privatization Program".

   Privatization Program. The objectives of the Government's privatization program are to (i) reduce the role of the state in the economy and allocate more resources to social investment, (ii) reduce public sector debt, (iii) encourage increased competition and thereby raise the standards and efficiency of Brazilian industry and (iv) strengthen the capital markets and promote wider share ownership. In 1993, the federal Government proposed constitutional amendments to permit private participation in the state-controlled petroleum and telecommunication sectors. The proposed amendments were not adopted during the constitutional review that concluded on May 31, 1994, but amendments similar in substance were approved by Congress in 1995. See "--Constitutional Reform".

   The Privatization Council ("Conselho Nacional de Privatizacao"), a body directly subordinate to the President, along with BNDES, is responsible for administering the privatization program. The privatizations have, for the most part, been effected through share auctions conducted on Brazil's stock exchanges. As set forth in the table below, through April 30, 2002, a total of 72 state enterprises or divisions thereof had been privatized, and several minority interests held by government companies had been sold, for consideration totaling $59.3 billion.

Table No. 8

                        Brazilian Privatization Program

                                                        Month of Auction    Purchase Price(1)
                                                        ---------------- ------------------------
                                                                         (in millions of dollars)
Usinas Siderurgicas de Minas Gerais S.A.--Usiminas.....    October 1991          $1,941.2
Companhia Eletromecanica--Celma........................   November 1991              91.1
Material Ferroviario S.A.--Mafersa.....................   November 1991              48.8
Companhia Siderurgica do Nordeste--Cosinor.............   November 1991              15.0
Servico de Navegacao da Bacia do Prata--SNBP...........    January 1992              12.0
Indag S.A..............................................    January 1992               6.8
Acos Finos Piratini S.A................................   February 1992             106.6
Petroflex-Industria e Comercio S.A.....................      April 1992             234.1
Companhia Petroquimica do Sul--Copesul.................        May 1992             861.5
Companhia Nacional de Alcalis--Can.....................       July 1992              81.4
Companhia Siderurgica de Tubarao.......................       July 1992             353.6
Nitriflex S/A Industria e Comercio.....................     August 1992              26.2
Fertilizantes Fosfatados S/A...........................     August 1992             182.0
Polisul Petroquimica S/A...............................  September 1992              56.8
Companhia Ind. de Polipropileno S/A....................  September 1992              59.4
Goias Fertilizantes S.A-Goiasfertil....................    October 1992              13.1
Companhia de Acos Especiais Itabira--Acesita...........    October 1992             465.4
Companhia Brasileira de Estireno--CBE..................   December 1992              10.9
Poliolefinas S.A.......................................      March 1993              87.1
Companhia Siderurgica Nacional--CSN....................      April 1993           1,495.3
Ultrafertil S.A. Ind. e Comercio de Fertilizantes......       June 1993             205.6
Companhia Siderurgica Paulista--Cosipa.................     August 1993             585.7
Acos Minas Gerais S.A.--Acominas.......................  September 1993             598.5
Oxiteno S.A. Industria e Comercio......................  September 1993              53.9
Petroquimica Uniao S.A.--PQU...........................    January 1994             287.5
Arafertil S.A..........................................      April 1994              10.8
Mineracao Caraiba S.A..................................       July 1994               5.8
Acrilonitrita do Nordeste S.A.--Acrinor................     August 1994              12.1
Companhia Pernambucana de Borracha Sintetica-Coperbo...     August 1994              25.9
Polialden Petroquimica S.A.............................     August 1994              16.7
Ciquine Companhia Petroquimica.........................     August 1994              23.7
Politeno Industria e Comercio S.A......................     August 1994              44.9
Empresa Brasileira de Aeronautica S.A.--Embraer........   December 1994             192.2
Sale of minority interests held by government companies  Nov.-Dec. 1994             395.5
Centrais Eletricas do Espirito Santo S.A.--Escelsa.....       July 1995             519.3
Companhia Industrial de Polipropileno S.A.--Copene.....     August 1995             270.4
Companhia Petroquimica de Camacari--CPC................  September 1995              99.7
Salgema Industrias Quimicas S.A........................    October 1995             139.2
Companhia Quimica do Reconcavo--CQR....................    October 1995               1.7
Nitrocarbono S.A.......................................   December 1995              29.6
Pronor Petroquimica S.A................................   December 1995              63.5
Companhia Brasileira de Poliuretano--CBP...............   December 1995              0.04
Polipropileno S.A......................................   February 1996              81.2
Koppol Filmes S.A......................................   February 1996               3.1
Rede Ferroviaria Federal S.A.--Malha Oeste.............      March 1996              63.4
Light Servicos de Eletricidade S.A.....................        May 1996           2,508.5
Deten Quimica S.A......................................        May 1996              12.1
Rede Ferroviaria Federal S.A.--Malha Centro-Leste......       June 1996             316.1
Polibrasil S.A. Industria e Comercio...................     August 1996              99.4
Rede Ferroviaria Federal S.A.--Malha Sudeste...........  September 1996             870.6
Estireno do Nordeste S.A...............................  September 1996              16.6
Rede Ferroviaria Federal S.A.--Malha Tereza Cristina...   November 1996              17.9
Rede Ferroviaria Federal S.A.--Malha Sul...............   December 1996             208.5
Sale of minority interests held by government companies   December 1996              33.4
Companhia Vale do Rio Doce--CVRD.......................        May 1997           3,298.9

                                                         Month of Auction      Purchase Price(1)
                                                        ------------------- ------------------------
                                                                            (in millions of dollars)
Rede Ferroviaria Federal S.A.--Malha Nordeste..........           July 1997              14.6
TECOM 1--Porto de Santos...............................      September 1997             251.1
Banco Meridional.......................................       December 1997             240.1
Sale of minority interests held by government companies      Feb.-July 1997             189.6
"Band B" cellular telecommunications licenses..........        October 1998           7,613.0
Telecomunicacoes Brasileiras S.A.--Telebras............           July 1998          19,237.0
Sale of minority interests held by government companies      Apr.-Dec. 1998             421.4
Companhia Docas do Espirito Santo-Cais de Capuaba......            May 1998              26.2
Companhia Docas do Espirito Santo-Cais de Paul.........            May 1998               9.4
Tecon 1 - Porto de Sepetiba............................      September 1998              79.0
Centrais Geradoras do Sul do Brasil S.A.--Gerasul......      September 1998             880.4
Porto do Rio (Terminal Roll-on Roll-off)...............       November 1998              26.5
Porto de Angra dos Reis................................       November 1998               7.9
Rede Ferroviaria Federal S.A.-Malha Paulista...........       November 1998             205.8
Datamec................................................           June 1999              49.6
Porto de Salvador......................................       December 1999              20.9
"Mirror" companies for Telebras........................                1999             128.0
Sale of minority interests held by government companies       December 1999              61.7
Petroleo Brasileiro S.A.--Petrobras....................      July-Aug. 2000           4,032.1
Banco do Estado de Sao Paulo S.A.--Banespa.............       November 2000           3,604.3
Sale of minority interests held by government companies       December 2000              33.8
Sale of "Band D" Mobile Phones Concessions.............       February 2001           1,333.5
Sale of "Band E" Mobile Phones Concessions.............          March 2001             481.7
Petrobras--Preferred Shares............................           July 2001             808.3
Banco do Estado de Goias--BEG..........................       December 2001             269.5
Sale of minority interests held by government companies April-November 2001              12.5
Banco do Estado do Amazonas--BEA.......................        January 2002              76.8
CVRD--Public Offer.....................................          March 2002           1,896.6
Sale of minority interests held by government companies          April 2002               1.7
                                                                                   ----------
Total..................................................                            $59,273.24

--------
(1) The purchase price does not reflect actual dollars received. In most cases, the purchase price was paid in the form of Brazilian currency or various debt obligations of the Republic, its agencies or state-controlled enterprises redeemed at face value for purposes of these sales. Values in Brazilian currency were converted to U.S. dollars at the commercial selling rate on the closing date following the relevant auction.
Source:  BNDES

   The legal measures establishing the Plano Real provide that Government-held shareholdings in public companies not included in the national privatization program be transferred to the custody of an entity called the Public Debt Amortization Fund to the extent that such shareholdings are not needed to maintain Government monopolies or national control of such companies. Proceeds from the sale of these shares are to be applied directly to the repayment of domestic debt of the National Treasury.

   In 1995, the Government initiated planning for privatization of electric utilities and rail transport services. In February 1995, the Lei de Concessoes de Servicos Publicos (Public Services Concessions Law) was enacted, permitting investment in the electricity sector and other sectors considered public services by private companies or individuals. In addition, the Government has enacted a law permitting independent, third-party producers of electricity to compete with the State monopolies, and regulations to implement this law are being formulated. Within the electricity sector, controlling interests in Escelsa and Light were sold on July 11, 1995 and May 21, 1996, respectively. Banco Meridional, the first federal bank to be slated for privatization, was sold in December 1997 for $240.0 million.

   During 1996, the Government (i) began the privatization of 17 hydroelectric projects and certain ports, (ii) approved the privatization of Companhia Nordestina de Sondagens e Perfuracoes (CONESP), (iii) created the National Agency of Electric Energy (Agencia Nacional de Energia Eletrica--ANEEL) which is charged with regulation of the electricity sector and the preparation of this sector for privatization and (iv) leased or auctioned over 10,000 kilometers of its railway lines.

   The Government has continued its efforts to reduce its role in the Brazilian economy. On May 6, 1997, the Government sold 41.73% of the voting shares of Companhia Vale do Rio Doce ("CVRD"), the world's largest producer and exporter of iron ore, to a consortium led by the Brazilian steelmaker, Companhia Siderurgica Nacional (CSN), for approximately R$3.3 billion, approximately 20% more than the minimum price established by the Government. An additional 5.1% of the total capital stock of CVRD having a value of R$179.0 million was subsequently offered to employees in the second stage of the CVRD privatization. In addition, the Government sold approximately 10% of the total capital stock of Light to the company's employees for R$254.1 million in May 1997. The Republic also completed, in July 1997, the privatization of RFFSA with the sale of Rede Ferroviaria Federal S.A.--Malha Nordeste. A consortium led by the Vicunha group agreed to pay R$15.8 million for the right to operate Malha Nordeste, a 37.8% premium over the minimum price established by the Government. Of that amount, R$6.6 million was paid in cash on July 25, 1997, with the remainder of the purchase price to be paid in 108 four-month installments, beginning July 25, 2000. In August 1997, the remaining Ecelsa shares were sold for R$119.0 million, and in September 1997, Terminal 1 of the Port of Santos was privatized for R$254.0 million.

   On July 29, 1998, the Government completed the privatization of Telebras in an auction that raised approximately $19.0 billion, 64% above the minimum price established by the Government. In connection with the privatization, Telebras was divided into twelve companies: three regional fixed-line companies, eight companies providing "Band A" cellular services covering the same areas as the competing "Band B" concessions previously sold (with the exception of the State of Sao Paulo, which is one "Band A" area and two "Band B" areas, as described above) and Embratel, an existing company which provides long-distance and international service. Among the winners in the auction were: a consortium led by Telefonica de Espana S.A., which acquired three of the companies (including Telesp, the Sao Paulo fixed line business) for approximately $5.0 billion; Portugal Telecom, which purchased the Sao Paulo cellular business for $3.1 billion; and MCI, which bid $2.3 billion for Embratel.

   The Government also ended the 44-year monopoly enjoyed by Petrobras in oil exploration with the passage of Law No. 9,478 of August 6, 1997. On June 16, 1999, the Government completed a two-day auction of licenses to explore for oil, mainly off Brazil's Atlantic coast. The winning bidders in the auction--which included the AGIP unit of ENI Spa of Italy, BP Amoco P.L.C., British Borneo and Shell of Great Britain, Exxon, Texaco, Amerada Hess Ltd. and Unocal Latin American Ventures Ltd. of the United States, YPF Sociedade Anonima of Argentina and Petrobras--agreed to pay a total of $181 million for the licenses awarded in the auction.

   On August 10, 2000, Brazil announced that it had priced a global offering of shares of Petrobras owned by the Government. In the offering, the Government sold approximately 180.6 million shares of Petrobras for R$7.3 billion. The global offering consisted of three tranches: a Brazilian tranche of approximately 72.3 million shares and U.S. and international tranches consisting of approximately 108.3 million shares. On July 24, 2001, BNDES sold an additional 41.4 million preferred (nonvoting) shares, or 3.8% of the total capital, of Petrobras for approximately $807 million in a global offering.

   For the 2001 fiscal year, the Government's budget proposal projected combined federal and State privatization revenues of $4.4 billion. Actual federal and State privatization revenues for 2001 totaled $2.9 billion.

   On June 20, 2001, the Government completed a two-day auction in which it offered for sale an additional 53 oil exploration and production licenses. The Government sold 34 of the 53 licenses offered for auction for a total of approximately R$595 million. The Government sold an additional 21 oil exploration licenses on June 20, 2002 for a total of approximately R$92 million.

   On December 3, 2001, the federal Government sold a controlling interest in Banco do Estado de Goias S.A. (BEG), the former State bank of Goias, for R$665 million, representing a 21.15% premium over the minimum sale price. The BEG privatization was the first within the scope of the Support Program for the Reduction of the State Public Sector in Banking Activity (PROES).

   In another bank privatization, the federal Government sold a controlling interest in Banco do Estado do Amazonas S.A. (BEA), the former State bank of Amazonas, for R$182.9 million, the minimum sale price. The purchaser was Banco Bradesco S.A. Settlement for the sale occurred on January 29, 2002.

   On March 27, 2002, Banco Nacional de Desenvolvimento Economico e Social (BNDES), the manager of Brazil's privatization program, and Brazil concluded the sale of 78,787,838 shares of common stock of CVRD. A total of 34.4 million shares were sold in Brazil and 44.4 million shares were sold in an international offering for combined net proceeds of approximately R$4.5 billion.

   In addition to the privatization program, the Government has sought to reduce the regulation of economic activity generally. Important developments in this regard include the establishment of a free foreign exchange market, the reduction of tariffs and elimination of most non-tariff trade barriers and the termination of most price controls. The Government has also acted to deregulate certain segments of the economy, including fuel and oil derivatives, airlines, shipping and steel, and is considering the introduction of additional measures designed to increase competition in areas such as steel, highway maintenance and transportation, areas which were previously controlled, in most cases, by government enterprises.

   In July 1997, the National Congress enacted a new telecommunications law which, among other things, provides for the establishment of a bidding process for concessions for telecommunications services, creates a National Telecommunications Agency to regulate and control the telecommunications sector, permits companies awarded such concessions to set prices after three years of operation and authorizes the President of the Republic to establish by decree limits on the participation of foreign capital in the newly created companies resulting from the privatization of Telebras. In connection with the sale of "Band B" licenses, the Government initially limited the participation of foreign capital to less than 50% of voting shares of the entities holding such licenses. That restriction is no longer in effect. See "--Constitutional Reform--Telecommunications".

   Effective January 1, 2002, the Government deregulated the oil sector. The Government, among other things, eliminated price controls for gasoline, diesel oil and bottled gas, as well as certain subsidies for thes e products. The Government also instituted the Contribution on the Intervention in the Economic Domain (Contribuicao de Intervencao no Dominio Economico, or CIDE), a tax on the import and sale of petroleum, natural gas, ethyl alcohol and certain derivative products. CIDE revenues are to be used for the financing of environmental projects in the oil and gas industry, the financing of transport infrastructure projects and certain subsidies in the oil and gas sector. Gasoline prices fell 14.53% during the period from December 28, 2001 to February 28, 2002 in eleven major metropolitan regions.

   Privatization of State-Owned Enterprises. The process of privatization in the various States was begun in 1996. Although the aggregate privatization proceeds from the State privatization programs were relatively modest at $1.13 billion in 1996, as of December 31, 1998, fifteen states had enacted privatization legislation: Alagoas, Bahia, Espirito Santo, Goias, Maranhao, Mato Grosso, Mato Grosso do Sul, Para, Paraiba, Piaui, Rio de Janeiro, Rio Grande do Sul, Rondonia, Sao Paulo and Sergipe. The State of Rio de Janeiro completed the sale of a 70.26% interest in its electricity company (Companhia Energetica do Rio de Janeiro--CERJ), on November 20, 1996 for $587.4 million. In December 1996, the State of Parana also completed auctions for the concession of the load transportation service in the Parana Oeste Railroad for $24.8 million. Also in 1996, the State of Rio Grande do Sul sold a 35% interest in its telecommunications company (Companhia Riograndense de Telecomunicacoes
(CRT)) for $654.4 million.

   The States have continued to privatize public-sector enterprises. On July 14, 1997, the State of Rio de Janeiro sold controlling interests in Companhia Estadual de Gas (CEG) and Riogas for R$622.2 million, representing a 74.9% premium over the minimum price set by the State. CEG was purchased by a consortium composed of two Spanish companies (Gas Natural SDG and Iberdrola Investimentos), Enron International, a U.S. concern, and Pluspetrol, an Argentine company. Riogas, a subsidiary of CEG, was purchased by Gas Natural SDG and two subsidiaries of Enron International, which will share control of Riogas with BR Distribuidora, a subsidiary of Petrobras. In addition, on July 31, 1997, the State of Bahia completed the sale of 65.4% of the voting shares of its electricity company (Companhia Eletrica da Bahia--Coelba) for approximately R$1.73 billion, approximately 77.4% more than the minimum price fixed by Bahia's government. Moreover, on November 5, 1997, a consortium known as VBC purchased a controlling interest in Companhia Paulista de Forca e Luz
(CPFL) for approximately R$3.02 billion, approximately 70.1% above the minimum price set by BNDES and the highest price paid for a single State-owned company. CPFL, which is Brazil's fourth largest distributor of electricity, serves the State of Sao Paulo. In 1997, privatization revenues from the sale of State-controlled enterprises totaled $11.2 billion, approximately 89% of which arose from dispositions of companies in the energy sector.

   On April 14, 1999, in the first privatization auction following the decision of the Government to permit the value of the real to float against that of the dollar, the State of Sao Paulo sold a controlling interest in Companhia de Gas de Sao Paulo (Comgas) for R$1.6 billion, representing a premium of approximately 119% over the minimum price set by the State. Comgas was purchased by a consortium composed of British Gas PLC and Royal Dutch/Shell Group.

   Other significant privatizations of State-owned assets include (i) the sale of Baneb, the State-owned bank of Bahia, to Banco Bradesco S.A. for R$260 million on June 22, 1999, (ii) the sale of Paranapanema, an electricity generation company owned by the State of Sao Paulo, to Duke Energy on July 28, 1999 for R$682 million, a 90% premium over the minimum price set by the State,
(iii) the sale of Cesp-Tiete to AES Corporation for $472 million (representing a premium of approximately 30% over the minimum price set by the State of Sao Paulo) on October 27, 1999, (iv) the sale of Gas Noroeste to a consortium led by Gas Brasiliano (ENI) for $143 million (representing a premium of 149.4% over the minimum price) on November 9, 1999, (v) the sale of Companhia Energetica de Pernambuco (Celpe) to a consortium led by Iberdrola S.A., the Spanish energy group, for $1 billion on February 17, 2000, (vi) the sale of Gas Sul to Gas Natural of Spain for $290 million on April 26, 2000, (vii) the sale of Companhia Energetica do Maranhao (Cemar ) to Pennsylvania Power & Light for $289 million on June 15, 2000, (viii) the sale of Manaus Saneamento to Lyonnaise des Eaux for $106 million on June 29, 2000 (representing a premium of 5% over the minimum price set by the State of Manaus), (ix) the sale of a controlling interest in Banco do Estado do Parana S.A. (Banestado) to Banco Itau S.A. for approximately $869 million on October 17, 2000 (representing a 302.8% premium over the minimum price set by the State of Parana), (x) the sale of Sociedade Anonima de Eletrificacao da Paraiba (Saelpa) to Companhia Forca e Luz Cataguases (Leopoldina) for $185 million on November 30, 2000 and (xi) the sale of Banco do Estado de Paraiba S.A. (Paraiban) for R$79 million (representing a 57% premium over the minimum sale price) to ABN Amro on November 8, 2001.

   State privatization revenues from the inception of the State privatization programs through December 31, 2001 totaled $27.9 billion, which includes $3.7 billion in revenues arising from the sale by States of minority interests in government companies.

Prices

   Brazil experienced high and chronic inflation for many years, which hindered investment and economic growth and contributed to income inequality. Inflation and certain Government measures taken to combat inflation have had significant negative effects on the Brazilian economy generally and on the fiscal accounts of the Government and its ability to service its external debt. See "--Historical Background to Economic Policies".

   The following table sets forth two principal price indices for the periods indicated.

Table No. 9

               General Price Index--Domestic Supply (GPI-DS)(1)
                Wholesale Price Index--Domestic Supply (WPI-DS)

                                    GPI-DS            WPI-DS
                               ----------------- -----------------
                                       Trailing          Trailing
              Period           Monthly 12 Months Monthly 12 Months
              ------           ------- --------- ------- ---------
               1993  December          2,708.55          2,639.27
               1994  December            909.61            857.75
               1995  December            14.78               6.39
               1996  December             9.34               8.09
               1997  December             7.48               7.78
               1998  December             1.70               1.51
               1999  December            19.98              28.90
               2000  December             9.81              12.06
               2001  January    0.49      9.23    0.40      11.37
                     February   0.34      9.38    0.31      11.52
                     March      0.80     10.06    1.01      12.72
                     April      1.13     11.16    1.39      14.30
                     May        0.44     10.90    0.18      13.72
                     June       1.46     11.49    1.96      14.29
                     July       1.62     10.78    1.93      13.33
                     August     0.90      9.79    1.13      11.74
                     September  0.38      9.46    0.48      11.07
                     October    1.45     10.62    1.88      12.53
                     November   0.76     11.04    0.73      12.93
                     December   0.18     10.40    -0.09     11.87

--------
(1) GPI-DS is an index based on a weighting of three other indices: WPI-DS (60%), the Consumer Price Index ("CPI") (30%), and the National Index of Building Costs ("NIBC") (10%).
Sources:  Getulio Vargas Foundation and Central Bank

   Chronic inflation in Brazil led to the emergence of a comprehensive system of indexation. Indexation mechanisms were first introduced in 1964, when the monetary correction of certain financial assets was instituted by law. Later, these indexation mechanisms were gradually adopted by all sectors of the economy. Various price indices were developed, each one with its own methodology, based on different baskets of goods or services, such as salaries, rents, taxes and financial instruments. The practice of widespread indexation in Brazil diminished the distorting impact of inflation on relative prices but also served to sustain and fuel inflationary expectations.

   Throughout the 1980s Brazil experienced periods of severe inflation. With the onset of the external debt crisis in 1982 and the resulting decrease in the availability of foreign capital, the Government was obliged to monetize large and growing public sector deficits, thereby further stimulating inflation. See "Public Debt--Debt Crisis and Restructuring".

   In March 1990, the inflation rate, as measured by GPI-DS, reached 81.3% per month. The adjustment measures related to the Collor Plan announced on March 15, 1990 led to a drop in the monthly inflation rate to 9.1% in May 1990. With gradual relaxation of price controls under the Collor Plan, the inflation rate rose to an average monthly rate of 12.5% in the third quarter of 1990 and 16.5% in December 1990, resulting in an annual inflation rate of 1,476.6% for 1990. See "--Historical Background to Economic Policies".

   In 1991, accumulated annual inflation declined 480.2%. In August 1992, the inflation rate, which had stabilized at approximately 21-22% per month from May through July 1992, accelerated again, in part because of increasing uncertainty about the economic implications of the prospective impeachment of President Collor. Accumulated annual inflation in 1992 was 1,158.0%.

   In 1993, wage adjustments, increases in the price of public services, and rising farm prices contributed to the further acceleration of inflation, from a monthly rate of 28.7% in January 1993 to one of 36.2% in December 1993. Accumulated annual inflation in 1993 was 2,708.6%.

   In the early months of 1994, increases in food prices and price mark-ups in anticipation of the introduction of the real further fueled inflation. Prices during the first six months of 1994 rose at an average monthly rate of 43.2%.

   Since the implementation of the third phase of the Plano Real, including the introduction of the real, in July 1994, the rate of inflation has decreased significantly. See "--Plano Real and Current Economic Policy". The high monthly rates of the first half of 1994 have fallen to single digits.

   Notwithstanding the gradual reduction of monetary constraints, the inflation rate was 9.3% in 1996, 7.5% in 1997 and 1.7% in 1998. The most important factor was the slowdown in wholesale prices, especially in industrial products. The most significant inflationary pressures came from agricultural prices, housing
(rent) expenditures, education and health, as well as unit construction costs (mainly manpower).

   The inflation rate rose 20.0% in 1999, following the decision of the Central Bank in January 1999 to permit the value of the real to float against that of the dollar. The increase was largely the result of a 28.9% increase in the wholesale price index (the WPI-DS), a component of the GPI-DS. Since December 1999, the inflation rate has declined, registering 9.8% in 2000 and 10.4% in 2001.

   Following the decision to permit the real to float freely, the Government announced that it intends to pursue a monetary policy based on inflation targeting. In June 1999, the Government announced inflation targets of 8% in 1999, 6% in 2000 and 4% in 2001, as measured by the IBGE's IPCA index. Brazil's inflation rate in 1999 and 2000, as measured by the IPCA index, was 8.9% and 6.0%, respectively. The inflation rate (as measured by GPI-DS) rose 10.4% in 2001, compared to an increase of 9.8% in 2000. The inflation rate (as measured by GPI-DS) for the twelve months ended May 31, 2002 was 9.4%. The broad consumer rate index (IPCA) rose 7.67% in 2001, compared with 5.97% in 2000. See "--Plano Real and Current Economic Policy".

Salaries and Wages

   Wage adjustments that lagged behind the rate of inflation under the successive economic plans implemented by the Government caused a significant reduction in the real purchasing power of wages during the early 1990s. According to the Employment Monthly Survey conducted by IBGE in six major metropolitan regions of Brazil (Rio de Janeiro, Sao Paulo, Belo Horizonte, Porto Alegre, Recife and Salvador), the real average wages of all workers declined by 9.4% in 1990, 17.0% in 1991 and 7.9% in 1992. Wages recovered in 1993 and 1994, with real average wages rising by 9.4% and 5.9%, respectively. In 1995, 1996 and 1997, real wages continued to rise, registering increases of 10.4%, 7.4% and 2.1%, respectively. However, real wages declined by 0.4% in 1998 and 7.8% in 1999. Real wages increased by 0.9% in 2000 and declined by 3.8% in 2001.

   In 1996 and 1997, real average wages in the State of Sao Paulo increased 5.5% each year, and overall real wages rose 1.3% in 1997 after a decline of 3.7% in 1996. Real average wages increased by 4.6% in 1998, but overall real wages fell that year by 0.9%. Real average wages and overall real wages fell by 1.6% and 7.1%, respectively, in 1999, as wages failed to keep pace with increased inflation. In 2000, real average wages and overall real wages recovered, increasing by 2.7% and 3.8%, respectively.

   As of April 1, 2002, the national minimum monthly wage was increased by 11.1% to R$200 from R$180. During 2001, real average wages and overall real wages rose by 6.1% and 6.4%, respectively. The following table sets forth certain data on industrial wages in the State of Sao Paulo and on the National Minimum Wage for the periods indicated.

Table No. 10

                    Industrial Wages--State of Sao Paulo(1)
                                      and
                             National Minimum Wage

                                                               Dollar     Dollar
                Real                    Real                 Equivalent Equivalent
               Average                 Overall                Minimum    Minimum
                Wages    Trailing 12    Wages    Trailing 12    Wage       Wage    Trailing 12
December 31, Index(2)(3)  months(4)  Index(2)(3)  Months(4)  (monthly)   Index(3)  months (4)
------------ ----------- ----------- ----------- ----------- ---------- ---------- -----------
    1997....   148.91        5.48       99.26        1.25      107.76     142.62       1.33
    1998....   159.74        4.62       99.74       (0.86)     107.85     142.74       0.27
    1999....   150.90       (1.60)      92.23       (7.11)      73.80      97.67     (32.01)
    2000....   160.91        2.67      100.01        3.75       76.91     101.79       8.48
    2001....   167.05        6.12      101.81        6.38       76.18     100.83      (8.28)

--------
(1) Information is provided for the State of Sao Paulo because it represents approximately 47.4% of the industrial production of Brazil.
(2) Deflated by CPI-FIPE.
(3) 1989 average = 100.
(4) Average percentage growth in last 12 months compared to previous 12 month period.
Sources: Federacao das Industrias do Estado de Sao Paulo ("FIESP"), Ministry of Finance and Central Bank

Employment

   The Ministry of Labor customarily reports Brazilian employment statistics in terms of formal employment. Formal employment comprises employment duly registered with the Ministry of Labor and subject to social security contributions by employers. Informal employment is not registered or subject to employment contributions. The Ministry of Labor's General File of Employed and Unemployed showed that formal employment fell 1.7% in 1995, reflecting a loss of about 412,149 jobs. In 1996, 1997, 1998 and 1999, formal employment decreased 1.2%, 0.4%, 2.7% and 0.9%, respectively, or by 304,950 jobs, 121,892 jobs, 581,753 jobs and 196,001 jobs, respectively. Formal employment increased 3.1% in 2000 due to the creation of 657,596 jobs. The recovery in employment continued in 2001 as formal employment rose 2.7%, or by 591,079 jobs.

   The table below sets forth employment levels by sector for the periods indicated.

Table No. 11

                       Level of Employment by Sector(1)

                                                     December 31,
                                          ----------------------------------
                   Sector                  1997   1998   1999   2000   2001
                   ------                 ------ ------ ------ ------ ------
    Manufacturing........................  99.74  94.03  94.30  98.01 100.00
    Public Utility/Industrial Services(2) 117.69 109.48 104.42  99.48 100.00
    Commerce.............................  92.57  91.29  91.60  95.45 100.00
    Services.............................  93.94  93.10  93.26  96.50 100.00
    Construction......................... 116.44 111.57 102.67 102.73 100.00
    Government Service...................  97.87  97.74  98.67  98.98 100.00
    Total................................  97.90  95.29  94.43  97.38 100.00

--------
(1) December 31, 2001 = 100.
(2) Including water, electricity, telephone and gas services.

Sources:  Ministry of Labor and Central Bank

   The Government currently has no comprehensive national unemployment statistic because of the difficulties of measuring the informal employment sector. The Government instead measures unemployment using the average annual rate of unemployment in six major metropolitan areas (Rio de Janeiro, Sao Paulo, Belo Horizonte, Porto Alegre, Salvador and Recife). According to that measure, the unemployment rate declined slightly in 1995, reaching 4.6%. In 1996, 1997 and 1998, the level of unemployment increased, reaching 5.4%, 5.7% and 7.6%, respectively. Unemployment remained at 7.6% in 1999, declined to 7.1% in 2000 and continued to decline to 6.2% in 2001.

   Due largely to a stagnant industrial sector, unemployment rates rose from 6.32% in December 1998 to 7.84% in June 1999. Unemployment rates subsequently dropped to 6.28% in December 1999 as Brazil's economy recovered. The unemployment rate subsequently rose to 8.05% in March 2000 but declined to 7.41% in June 2000. A large part of the rise in unemployment was attributable to a decline in the level of economic activity as a result of certain of the economic measures taken by the Government to stabilize the value of the real. See "--Plano Real and Current Economic Policy". Unemployment fell to 5.70% in January 2001 but subsequently rose to 6.46% in March 2001, 6.51% in April 2001 and 6.86% in May 2001, before declining to 6.15% in September 2001. In October 2001, the unemployment rate rose to 6.55%, but subsequently declined to 6.4% and 5.6% in November 2001 and December 2001, respectively. The unemployment rate stood at 7.0% in February 2002, up from 5.7% in February 2001, and was stable in March 2002, at 7.1%.

   The Federal Senate passed a bill on January 21, 1998 permitting employers to offer labor contracts to temporary workers for periods of up to 24 months, providing employers with greater flexibility in dealing with their labor needs. The cost of temporary employees is significantly lower than the cost of permanent employees, who are often entitled to extensive social security, unemployment and severance benefits.

   Law No. 7,998, which was enacted on January 11, 1990, established the Workers' Support Fund (Fundo de Amparo ao Trabalhado or "FAT") to finance unemployment security programs and professional training programs that are expected to benefit about 4.2 million workers between 1994 and 1998. To be eligible for the unemployment benefits under FAT, a dismissed employee, among other things, (i) must have been involuntarily dismissed, (ii) must have been employed and receiving a salary during the six-month period prior to being dismissed, (iii) must have been employed at least six months during the three years prior to being dismissed, (iv) must not be receiving any other social security or unemployment benefits and (v) must not have sufficient income to support herself or her family. Unemployment benefits under FAT are limited to five months in each sixteen-month period following a dismissal.

   FAT received funding of R$10.7 billion and R$13.8 billion in 1998 and 1999, respectively, all from PIS/PASEP contributions. In accordance with Law No. 7,988, 40% of the funds provided for FAT is allocated to finance economic growth programs managed by BNDES.

   On August 31, 2000, the Federal Supreme Court of Brazil decided three lawsuits against the Time-in-Service Guarantee Fund (FGTS), a fund established to make severance payments to terminated private sector employees in proportion to their time of service and amounts deposited, and its administrator, Caixa Economica Federal, a multiple service bank owned by the federal Government. The plaintiffs in these cases sought damages for losses resulting from monetary corrections made to individual account balances using inflation indices under five economic stabilization programs implemented by the Government between 1987 and 1992. The Federal Supreme Court ruled that the plaintiffs were eligible for damages with respect to two of the five economic plans. The case was remanded to a lower court for a determination of damages. On September 22, 2000, the Government announced that it would compensate workers for losses arising from the two economic plans. Complementary Law No. 110 dated June 29, 2001 provides for amounts to be credited to individual FGTS accounts to compensate workers for such losses. The amounts are to be funded through an increase (to 50% from 40%) in the employee dismissal penalty payable by employers and the imposition of an additional 0.5% over the 8% that employers pay to FGTS in respect of an employee's wage. Employees seeking adjustments to their FGTS accounts under Complementary Law No. 110 are required to abide by the terms of a settlement agreement (termo de acesao), pursuant to which they (a) waive their rights to file lawsuits seeking further adjustments to their accounts under the five economic stabilization programs and (b) agree to a progressive discount over time of the amount to which they are entitled. The legislation is the result of an agreement among the Government, labor unions, employees associations and the fund. The Government has announced that settlement agreements will be available to interested employees from November 5, 2001. The Central Bank had estimated that the Government's liability for the Supreme Court's decision would amount to approximately R$38.8 billion if all potential claimants brought suit for damages arising from the two economic plans and prevailed in such actions. The Central Bank believes that the Government's liability would be limited to approximately R$6 billion under Complementary Law No. 110.

   The table below sets forth recent industrial employment indices for the State of Sao Paulo, national employment indices and unemployment rates for the six major metropolitan regions for the periods indicated.

Table No. 12

                        Employment and Unemployment(1)

            Industrial                                        Average
            Employment                                      Unemployment
              in Sao    % Growth     National     % Growth      Rate
             Paulo(2)  in Year(3) Employment (4) in Year(5)  (IBGE)(6)
            ---------- ---------- -------------- ---------- ------------
       1997   66.81      (3.87)       90.77        (0.42)       5.66
       1998   62.54      (6.40)       88.36        (2.66)       7.60
       1999   60.88      (2.65)       87.56        (0.91)       7.56
       2000   61.93       1.73        90.29         3.12        7.14
       2001   61.02      (1.47)       92.72         2.69        6.23

--------
(1) Through end of period.
(2) Source: FIESP. The index measures employment in the industrial sector in the State of Sao Paulo, at the end of the relevant period. 100 = annual average for 1989. Figures are provided for the State of Sao Paulo because it represents 47.4% of the industrial production of Brazil.
(3) Source: Central Bank. This column sets forth the growth of industrial employment in Sao Paulo.

(4) Source: Ministry of Labor. This index measures nationwide employment of workers whose employment is governed by the Consolidated Labor Laws, at the end of the relevant period, based on data on employment changes required by law to be reported by employers. 100 = annual average for 1989.
(5) Source: Central Bank. This column sets forth the growth of national employment.
(6) Source: IBGE. Annual averages of the average monthly rates for the period from 1997 to 2001 and average rates over the relevant period for the metropolitan areas of Rio de Janeiro, Sao Paulo, Belo Horizonte, Porto Alegre, Salvador and Recife.

Unions and Labor Protection

   Under the Constitution, professional or union associations may be freely organized. There are no government formalities for the organization of a union, other than registration at the appropriate agency, and public authorities are prohibited from intervening in or interfering with unions. No more than one union may be created to represent the same professional or economic group in the same geographic area.

   Under Brazilian law, the principal function of a union is to represent the general interests of its members as a group or individually. It may also enter into collective labor agreements and promote conciliation in collective labor disputes. The union must provide free legal assistance for its members. A union may not be affiliated with any international organization other than the International Labor Organization unless authorized by the President of the Republic. Union representatives are also protected under Brazilian labor laws. A candidate for a union leadership position or job-safety monitor may not be dismissed after registering his or her candidacy and, if elected, may not be dismissed until one year after his or her term expires.

   The Constitution introduced a number of significant labor reforms, such as a reduction in the workweek from 48 hours to 44 hours and a six-hour limit on the duration of an uninterrupted work shift. In addition, pregnant workers may not be dismissed for taking maternity leave of up to four months.

   Unions in certain sectors of the economy, including the petroleum, metalworking and automobile industries, have staged strikes periodically primarily in an attempt to obtain higher wages. In May 1995, employees at Petrobras, the largest corporation in Brazil, struck for approximately one month to obtain higher wages and in general opposition to the Government's privatization plans. Although labor actions have had some disruptive effects on certain industries, they have not impaired the implementation of Plano Real policies.

   On January 12, 2000, the National Congress enacted Law Nos. 9,957 and 9,958, which authorize labor court judges to issue final decisions in suits relating to labor disputes involving amounts in dispute not exceeding forty times the national minimum wage. The new laws do not apply to labor suits brought by Federal, state and municipal civil servants. Under Law No. 9,957, labor suits filed after March 14, 2000 against private and public corporations must be heard within fifteen days, and the judge has up to thirty days to render a decision. The average time for labor cases to be decided was five to seven years at the time the law was enacted. If one of the parties challenges the labor judge's decision on the ground of insufficient evidence, a new hearing must be held within thirty days. Appeals of any decision may be made by employers or employees within eight days following the issuance of the decision. There is no time limit for higher labor courts to decide an appeal. In addition, Law No. 9,958 provides that companies can organize employers' and employees' commissions to resolve labor disputes before they are presented to the labor judge.

Social Security

   In 1991, Congress enacted legislation to implement a state-operated social security and pension system. Employers are generally required to contribute 27.2% of each employee's wages to the system on a monthly basis (except for employers of domestic servants, who contribute 12% of wages), while employees generally contribute between 8% and 10% of their monthly wages for retirement benefits (paid in connection with retirements due to old age, illness or length of service), workers' compensation, death benefits, maternity leave, sick leave, disability and other social services. On August 1, 1995, the contribution of employees earning monthly wages between R$416.31 and R$836.90 was increased to 11.0%. In January 1999, the National Congress approved legislation providing for social security contributions by retired civil servants and further increases in social security contributions made by working civil servants. However, on September 30, 1999, the Federal Supreme Court of Brazil held the social security legislation unconstitutional. See "--Plano Real and Current Economic Policy". The amount of most social security payments is primarily based upon the amount of monthly contributions made by the beneficiary. Social security payments prior to 1996 were indexed to the National Consumer Prices Index (INPC), and the amount of such payments was readjusted when the minimum wage was modified. In 1996, 1997 and 1998, social security payments increased 13.0%, 5.3% and 9.3%, respectively, in real terms. However, social security payments declined 2.6% in real terms in 1999 and 1.1% in 2000 as a result of a significant increase in the inflation rate. These benefits will be readjusted in subsequent years in the month of June.

   In 1994, the Government proposed to reform the social security system in order to make it self-financing. This proposal required an amendment to the Constitution which was rejected by the Chamber of Deputies on March 6, 1996. On November 4, 1998, the Chamber of Deputies approved a version of the proposed amendment that replaced a retirement system that based eligibility for benefits on length of service with a system based upon a minimum retirement age, years of service and the amount of money the retiree contributed to the system. The minimum retirement ages are 48 for women and 53 for men (and 55 and 60, respectively, for new civil servants), provided they have made contributions to the retirement system for at least 30 and 35 years, respectively. In addition, notional individual accounts are to be established for participants of both the private retirement system (RGPS) and the public retirement system (RJU-Federal). The establishment of such individual accounts will require the passage of ordinary legislation. The Government has also proposed that the link between a retiree's accumulated contributions and expected pension be tightened. See "--Constitutional Reform--Social Security Reform".

   In November 1999, the National Congress enacted Law No. 9,876 of November 26, 1999, which changed the rules for retirement for private sector employees. The law introduced a new social security factor that will be used to calculate benefits for retirees. This factor takes into account not only age and years of contributions to the National Social Security Institute (Instituto Nacional do Seguro Social or INSS), but also life expectancy. The law also changed the base for calculating the INSS benefit of any retiree to the arithmetic mean of the monthly salaries of that retiree during 80% of the monthly periods since July 1994 when that monthly salary was highest, rather than the average monthly salary of that retiree during the last 36 months before retirement. The new social security factor is to be phased in over a five-year period. Certain private sector employees challenged the law on constitutional grounds. On March 15, 2000, the Federal Supreme Court denied their claim and upheld the constitutionality of the law.

   On May 29, 2001, the Government enacted two complementary laws regulating pension funds. Complementary Law No. 108, which applies to pension funds maintained by the federal Government, the States and municipalities, as well as by entities controlled directly or indirectly by them, limits the amount of an employer's contributions with respect to any specific employee to the amount contributed by that employee and prohibits any bonuses or other amounts to be added to an employee's benefits under the pension plan. Complementary Law No. 109, which relates to private pension funds, permits amounts to be transferred between funds in connection with a change in employment.

Poverty and Income Distribution

   Despite recent GDP growth, Brazil has experienced significant disparities in the distribution of wealth and income. Since 1960, the earliest date for which statistical information is available, the trend in income distribution in Brazil has been toward increasing inequality. According to the Human Development Report 1996, a United Nations survey, the per capita income of the poorest 20% in Brazil was $564 in 1993, while the average per capita income was $5,370. The study indicates that the disparity between average incomes of the richest 20% of the Brazilian population and the poorest 20% is high, with the richest 20% estimated to earn 32 times more than the poorest 20%. The study also estimates that 38% of the urban and 66% of the rural population of Brazil could be defined as poor, living on an income which is below the minimum amount needed to purchase essential food and non-food requirements.

   As set forth in the table below, in 1996, 47.9% of the national income was concentrated in the hands of 10% of the economically active population. This income inequality manifests itself in regional disparities in social welfare. For example, according to the Human Development Report 1994, a United Nations survey, the northeastern region of Brazil lags behind the southern region in important social welfare indicators, with a 17-year disparity in life expectancy, a 33% disparity in adult literacy and a 40% disparity in real GDP per capita.

   The following table outlines the data obtained from a 1999 survey on income distribution conducted by IBGE.

Table No. 13

        Income Distribution of the Economically Active Population--1999

                                            % of
                                          National
                             Income Group  Income
                             ------------ --------
                              Bottom 50%.   12.5%
                              Top 50%....   87.5
                                           -----
                                Total....  100.0%
                              Lowest 20%.    2.3
                              Top 10%....   47.5
                              Top 1%.....   13.3

--------
Source:  IPEA

   In addition, the Human Development Report 2001 reports that the richest 20% of the Brazilian population had a 63.0% share of Brazil's total income or consumption in 1997, while the poorest 20% had a 2.6% share.

   A number of statistical measures suggest that the social welfare of lower-income groups in Brazil improved after the implementation of the Plano Real. For example, in 1995 and 1996 there were average increases of 33.5% and 8.3%, respectively, in the minimum wage, and recent research conducted by Seade Foundation and Dieese has indicated that the real income of the poorest 10% of the population increased by 18.2% in 1995 and 7.3% in 1996. Such figures suggest that lower rates of inflation have diminished the erosion of purchasing power, while renewed economic growth has led to wage increases. In addition, as measured by the Sao Paulo State Commerce Federation, food consumption in the metropolitan region of Sao Paulo increased by 26.4% in 1995 and 2.5% in 1996. Much of this increase may be attributable to increased purchases by lower-income persons who, as a group, tend to spend a higher percentage of their income on food than higher-income persons.

   The federal Government has established a Community Solidarity Program (Programa Comunidade Solidaria) which provides educational support, food and vaccines to the poor. The program aims to promote partnerships between the federal Government and community organizations in addressing the needs of the poor not sufficiently met by other existing social welfare programs. Funding for the program is provided from a variety of federal sources, including the Government's general budget, FAT and the Time-in-Service Guarantee Fund (FGTS). The program provides supplemental funding as a means to encourage the States to fund poverty programs in the poorest areas. Approximately 300 of the 1,702 municipalities considered by IBGE in 1995 to be the poorest communities in Brazil have been selected to receive priority status under the program. In 1995, the program oversaw disbursements of an aggregate of R$2.6 billion for nine community projects. In 1996 and 1997, approximately R$3.6 billion and R$2.9 billion, respectively, of federal funds were disbursed under this program to assist the poorest communities. The primary uses for such funds are to reduce infant mortality, provide supplemental aid to families in need and students and support education. In addition, State-based minimum income programs have been implemented in some cities such as Campinas and Ribeirao Preto in the State of Sao Paulo, and Brasilia in the Federal District. These programs provide direct financial support to families with children of elementary school age and whose annual income is less than R$5,000. In 1997, the federal Government instituted the Minimum Income Guaranty Program, which grants financial support to minimum income programs operated by municipalities that lack sufficient resources to implement fully such programs. Such support will be limited to any municipality having per capita tax revenues (including constitutionally mandated revenue sharing transfers from the federal and state governments) and a per capita family income that are less than the averages for the State in which that municipality is located. Such support will also be limited to 50% of the total value of such municipal programs. The federal support is to be spent solely on families meeting the following criteria:

   (i) per capita family income that is less than half of the minimum salary;

  (ii) children or dependents under the age of 14; and

 (iii) evidence of matriculation and attendance by all dependents between the ages of 7 and 14 at public schools or special education programs.

Environment

   The Ministry of the Environment (Ministerio do Meio Ambiente, dos Recursos Hidricos e da Amazonia Legal) is the federal body responsible for formulating and implementing environmental policies. The National Council on the Environment (CONAMA) prepares environmental regulations, and the Brazilian Institute of the Environment and Renewable Resources (IBAMA) is charged with supervising and overseeing the application of those regulations.

   The Constitution contains a chapter on environmental protection, providing for the right to a clean environment and imposing upon the federal Government, the States, the Federal District and municipalities the duty to protect the environment, take measures against pollution and protect fauna and flora. In addition, legislation enacted in 1981 and 1985 provides that any individual or entity directly or indirectly causing environmental damage shall be held strictly liable and shall indemnify the damaged parties for any resulting losses. Various federal governmental agencies have the power to enforce environmental laws by imposing fines, ordering the shutdown of polluting facilities or denying or withholding tax and other benefits. Criminal sanctions, including imprisonment, may also be imposed upon violators. Despite constitutional and legislative protections for the environment, many areas of Brazil, and large urban areas in particular, suffer significant air, water and soil pollution.

   Environmental problems in Brazil include industrial and urban pollution, deforestation and soil pollution and erosion arising from industrialization, rapid urbanization and rural poverty. In recent years, the federal Government has, through modern environmental legislation, established broad ambient quality standards, introduced procedures and requirements for environmental licenses, set aside areas for the preservation of critical ecosystems and intervened whenever State environmental agencies were not carrying out their responsibilities. In addition, federal, State and local government entities have, with the assistance of multilateral lenders such as the World Bank and the IDB, undertaken several projects in recent years that are intended to address existing environmental problems in certain large metropolitan areas.

   Large-scale projects undertaken to build or improve water treatment facilities and to clean up water supplies that are heavily polluted with urban and industrial waste include a $793 million program to clean up Guanabara Bay in the State of Rio de Janeiro. Funded in part by a $350 million loan from the IDB and $294.2 million in cofinancing from the Overseas Economic Cooperation Fund of Japan, the program aims to improve sewage collection and treatment through the construction or expansion of sewage treatment plants, increase supplies of potable water, improve solid waste collection and disposal and monitor environmental conditions in the bay. Approximately 7.3 million persons live on the shores of the bay, which borders much of the Rio de Janeiro metropolitan region. The IDB also approved in September 1995 a $264 million loan to the State of Bahia to finance a $440 million program to expand waste collection and disposal services, install treatment plants and pumping facilities and build sanitary facilities for the municipalities surrounding the Todos os Santos Bay, an important tourist area with many sites of historical interest dating back to the colonial period. More recently, in December 2000, a similar program for the benefit of the Federal District of Brazil received funding comprising a $260 million loan from the IDB and from local sources. In addition to the expansion of the Federal District's sanitation infrastructure, the project includes subprograms to improve storm drainage and erosion control, as well as to establish regulatory agencies for the management and monitoring of water supply and sanitation systems.

   The Social Action Sanitation Program, established in October 2001, seeks to improve water supply and basic sanitation services for low-income users in small urban communities by improving or constructing new potable water and sanitation systems. The program also aims to provide hygienic and environmental education to beneficiary communities, financing for sector studies, training for state environmental control agencies and funding to promote self-sustainability for water management service providers. The $200 million program is funded by a $100 million loan from the IDB and a loan in the same amount from local sources.

   Air pollution, an environmental problem in Brazil's largest cities, has also been the focus of certain recent environmental initiatives. In the municipality of Sao Paulo, where the large number of vehicles contributes to dangerously high levels of air pollution in the city during the winter, vehicle inspections have been tightened in an effort to reduce emissions by the buses and trucks that drive through the city. On May 1, 1995, the Secretary of the Environment for the State of Sao Paulo also launched a program to reduce traffic in the city. In the State of Parana, the municipality of Curitiba has modernized its mass transit facilities in an effort to reduce vehicular traffic through the construction of new bus terminals and the acquisition of the largest buses in the world. The Curitiba improvements have been financed in part with a $120 million loan from the IDB.

   The rapid growth of slums (favelas) in certain municipalities such as Rio de Janeiro and Sao Paulo has left many parts of such municipalities without adequate infrastructure. Many such favelas lack sewage systems and adequate storm drainage systems and often do not receive such city services as garbage collection and rodent control. In an effort to address such problems, the municipality of Rio de Janeiro is implementing a Favela-Bairro (Slum to Neighborhood) program, which is intended to improve the living conditions of the city's poor through, among other things, the paving of streets to permit garbage collection, the installation of water and sewage systems, reforestation and geological improvements to prevent flooding and landslides. The cost of this $300 million program is being funded in part through a $180 million loan by the IDB to the municipality of Rio de Janeiro. In July 1996, the IDB announced the approval of a $150 million loan to the municipality of Sao Paulo to support a similar program in that city.

   Efforts are also being made to address rural poverty and the environmental problems that accompany it. Such efforts include the Natural Resources Management and Poverty Reduction Project for Santa

Catarina, which aims to reduce rural poverty while improving natural resources management. The program will focus on the provision of environmental education to farmers and fishermen, as well as the identification and funding of rural investments aimed at land management, improvement of basic sanitation conditions and other environmental management initiatives. The total cost of the project, established in April 2002, is $107.5 million, of which $62.8 million in loans has been provided by the World Bank.

   There have been significant recent initiatives to conserve Brazil's threatened rain forest and biological diversity. Among these is the Pilot Program to Conserve the Brazilian Rain Forest, a G-7 initiative coordinated through the Rain Forest Trust Fund, a trust fund administered by the World Bank. The Brazilian Ministry of the Environment is also implementing a National Biodiversity Program, which is aimed at studying and protecting Brazil's biological diversity. Although Brazil occupies nearly half of South America and contains the world's largest standing tropical rain forest, the largest inland wetland, large expanses of semi-arid scrubland and vast tree and shrub woodlands, much of the country's biological diversity remains poorly understood. The National Biodiversity Program is to sponsor a series of workshops concerning each of Brazil's major biomes, as well as a small number of model subprojects designed to conserve biodiversity in certain specified areas. A biodiversity sinking fund would also be created to support additional conservation projects based on priorities established in the workshops. The National Biodiversity Program is estimated to cost in excess of $50 million and is to be partially financed through a $30 million grant from the World Bank's Global Environmental Trust.

   In December 1999, the World Bank approved a $15 million loan to fund the first phase of the $150 million Second National Environmental Program, which aims to strengthen decentralized environmental management at the state and municipal levels by upgrading water quality monitoring systems, supporting coastal zone management in selected coastal states and providing technical assistance to states in setting and achieving environmental priorities.

   In December 2000, the Ministry of the Environment obtained funding for the Sustainable Development Program for the Pantanal, the world's largest wetlands, the first phase of which is financed by an $82.5 million loan from the IDB and a loan in the same amount from local sources. In addition to supporting the monitoring and management of water pollution, soil erosion, population pressures and unregulated tourism, the program will also fund research and implementation of environmentally-sound land use and other economic activities in the region.

   Other significant conservation projects include natural resource management projects in the State of Mato Grosso (a $286 million program funded in part through a $205 million loan from the World Bank), the State of Rondonia (a $229 million program funded in part through a $167 million loan from the World Bank) and the State of Acre (a program funded through a $64.8 million loan from the IDB and a $43.2 million loan from local sources).

Education

   According to a research study conducted by the Ministry of Education there were 336,270 schools in Brazil in 1997, of which 37.3% were preschools, 58.0% were elementary schools, 4.4% were high schools, 0.3% were universities and 0.03% were postgraduate institutions. The total student enrollment in these schools amounted to 53,704,072, of which 12.2% were in preschool, 70.7% were in elementary school, 13.2% were in high school, 3.8% were in universities and 0.1% were in postgraduate institutions.

   Federal Government expenditure on education in 1997 was approximately R$7.8 billion, of which 56.0% was used for higher education, 20.6% for elementary education, 5.8% for secondary education, 0.8% for preschool education and the remaining 16.8% for other programs. The amount budgeted for education (including culture) in 1998 was approximately R$12.0 billion. Effective January 1, 1998, the Government established a Fund for the Maintenance and Development of Basic Education and Teacher

Training (Fundo de Manutencao e Desenvolvimento do Ensino Fundamental e Valorizacaode Magisterio or "FUNDEF") pursuant to Constitutional Amendment No. 14 dated September 12, 1996, as regulated by Law No. 9,424 of 1996. FUNDEF, which is to intended to increase overall funding for education, is to be funded through collections of the tax on circulation of goods and services (ICMS) and other taxes; 15% of such collections are to be allocated to FUNDEF.

   The enrollment rate of children between the ages of 5 and 14 has increased steadily in the last years, reaching an estimated 91.0% in 1999, while the illiteracy rate of the population aged 15 and older has declined sharply from 39.7% in 1960 to an estimated 13.3% in 1999.

Competition Law

   In June 1994, the Brazilian Congress enacted an antitrust law designed to promote free competition, to prevent excessive concentrations of economic power contrary to the public interest and to avoid excessive price increases. The law sets forth general criteria for determining anti-competitive behavior, such as tying, refusing to deal, price fixing, predatory pricing, exclusive dealing arrangements and resale price maintenance. The Government has used its new antitrust powers to supervise the marketplace in concentrated industries in an effort to prevent exaggerated price increases which could affect public confidence in the Plano Real.

   In addition, the law requires that all documents relating to any merger, acquisition or asset sale that may limit or otherwise restrain open competition be filed within fifteen days of such transaction with the Economic Defense Secretariat (Secretaria de Defesa Economica or "SDE") of the Finance Ministry and the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Economica or "CADE") if such transaction would result in a 20% or greater market share for a company or group of companies or in which any of the participants has reported in its most recent balance sheets annual gross income equal to or greater than R$400 million. The SDE has the option of initiating administrative proceedings before the CADE to challenge any such transaction. In any administrative proceeding before it, the CADE has the power to impose fines or to grant equitable relief as well as to determine that the transaction be partially or totally reversed. In addition, a private party aggrieved by anticompetitive behavior has standing to sue in federal court on behalf of itself and similarly situated parties and may seek both equitable relief and monetary damages.

Patent Law

   On May 14, 1996, President Cardoso signed Law No. 9,279 (the "Patent Law"), approving the new rules related to industrial property which comply with the basic guidelines of the Paris Convention for the Protection of Industrial Property and the Trade-Related Aspects of Intellectual Property Rights.

   The Patent Law sets forth the rights and obligations pertaining to industrial property through (i) concessions of invention patents and working models, (ii) concessions of industrial design registrations, (iii) concessions of trademark registrations, (iv) the elimination of false geographic indications and (v) the curbing of unfair competition. Pharmaceutical products under development abroad and not in Brazil (known as pipeline) may also be registered and protected in Brazil.

   The Patent Law also permits the registration of trademarks. Well-known trademarks are protected in their specific sector without the need for registration or filing in Brazil. If such recognized trademark has been registered in Brazil, however, such protection will be expanded to all activity sectors.

   The Patent Law became effective May 15, 1997, except with regard to the provisions relating to pipeline, which took effect on May 15, 1996.

   Law No. 9,609, which was enacted on February 19, 1998, extends copyright protection to computer software of a foreign entity, to the extent that the jurisdiction in which that foreign entity is located extends similar protections to Brazilian nationals. In addition, the statute imposes penalties for copyright violations, including fines and prison sentences ranging from six months to four years.

                     BALANCE OF PAYMENTS AND FOREIGN TRADE

General

   Brazil's balance of payments deteriorated at the end of the 1970s and in the early 1980s as a result in part of the rise in the price of petroleum, which at that time represented more than 40% of total imports, as well as rising U.S. dollar interest rates, which increased the cost of servicing Brazil's external debt. These developments led to current account deficits, the debt crisis and curtailment of Brazil's access to international financial markets. During that period, except for funds tied to debt rescheduling, the inflow of resources to Brazil was limited largely to traditional import financing and direct foreign investment and in amounts smaller than the debt service required for public sector external debt.

   From 1989 through 1996, Brazil maintained a surplus in its balance of payments. In October 1997, however, the Asian financial crisis led to a sell-off of Brazilian securities, adversely affecting Brazil's balance of payments for that year. The balance of payments registered a deficit of $7.9 billion in 1997, attributable in large part to net outflows related to portfolio divestment and to a continued erosion of Brazil's trade balance, which registered a deficit of approximately $6.7 billion. Although net investment increased substantially in 1998, Brazil registered a balance of payments deficit of $8.0 billion that year. See "--Balance of Payments". In 1999, Brazil's balance of payments deficit remained virtually constant at $7.8 billion. Brazil's balance of payments deficit declined to $2.3 billion in 2000, largely as a result of a reduced trade deficit and lower net outflows. In 2001, Brazil registered a surplus in balance of payments of $3.3 billion, largely as a result of improved trade figures and a 44.3% increase in net capital and financial account inflows.

   In 1997, foreign direct and portfolio investment remained strong during the first nine months. Total net inflows during that period amounted to $28.6 billion, of which $16.0 billion represented net portfolio investments, and $12.6 billion represented net direct investments. A sell-off of Brazilian securities in late October 1997 and related declines in the Brazilian stock markets resulted in net portfolio outflows of approximately $5.1 billion during the last quarter of 1997. Brazil ended the year with total net foreign direct and portfolio investment of $29.9 billion, an 8.9% decline from 1996. Of that amount, $10.9 billion represented net portfolio investments, and $19.0 billion represented net direct investments.

   In August 1998, adverse developments in Russia led to another sell-off of Brazilian securities, as investors sought to reduce their exposure to emerging markets. Nevertheless, total net foreign investment increased 58.7% in 1998 to $47.4 billion. Net portfolio investment almost doubled in 1998 to $18.6 billion, but was still lower than the $22.0 billion recorded in 1996. Foreign direct investment inflows increased 51.9% in 1998, totaling $28.9 billion. Of that amount, 21.2%, or $6.1 billion, resulted from foreign participation in the national privatization program. Following the decision of the Central Bank in January 1999 to permit the real to float, net portfolio investment declined significantly to $3.5 billion, a reduction of 80.9% from the previous year. Net direct investment in 1999 totaled $28.6 billion, resulting in total net investment inflows of approximately $32.1 billion in 1999. Net foreign direct and portfolio investment inflows increased 29.0% to $41.4 billion in 2000 from $32.1 billion in 1999. Net foreign direct investment inflows grew 14.7% to $32.8 billion in 2000, while net direct portfolio investment more than doubled, rising to $8.7 billion in 2000 from $3.5 billion in 1999. Net foreign direct and portfolio investment decreased 43.7% to $23.3 billion in 2001 from $41.4 billion in 2000. Foreign direct investment fell 31.5% to $22.5 billion from $32.8 billion. See "--Foreign Investment".

   International reserves amounted to approximately $51.8 billion at December 31, 1995 and reached $60.1 billion as of December 31, 1996 (corresponding to approximately 14 months of imports of goods). The Government used a portion of its international reserves to intervene in the foreign exchange markets following the sell-off of Brazilian securities in late October 1997 and related declines in the Brazilian stock markets, causing international reserves to fall to approximately $52.2 billion at December 31, 1997.

International reserves recovered during the first four months of 1998, reaching a historical high of $74.7 billion at April 30, 1998. At July 31, 1998, Brazil's international reserves stood at approximately $70.2 billion, corresponding to approximately 14 months of imports of goods.

   However, in August and September 1998, Brazil's international reserves came under pressure due to a significant sell-off of Brazilian securities. Although outflows in August 1998 were partially offset by net foreign direct investment, Brazil's international reserves declined to $67.3 billion at August 31, 1998, $45.8 billion at September 30, 1998 and $42.4 billion at October 31, 1998. Brazil negotiated a $41.8 billion IMF-led support package in November 1998 and received the first disbursement (in the amount of $9.3 billion) under that support package in December 1998. After giving effect to that disbursement, Brazil's international reserves stood at $44.6 billion on December 31, 1998. In January 1999, Brazil's international reserves came under significant pressure once again as a result of a series of events that month, including a failed attempt to effect a controlled devaluation of the real by widening the band within which the real was permitted to trade. The Central Bank subsequently announced that the real would be permitted to float, with Central Bank intervention to be made only in times of extreme volatility. Brazil ended 1999 with approximately $36.3 billion in international reserves, which included, among other things, two additional disbursements under the IMF-led support program and the proceeds of four external bond offerings completed that year.

   Brazil's international reserves totaled $39.2 billion on March 31, 2000 but subsequently declined to $28.7 billion on April 30, 2000 as a result of a $10.3 billion prepayment of amounts outstanding under emergency credit lines under the IMF-led support program. Brazil's international reserves rose to $32.5 billion in November 2000, following the privatization of BANESPA. In December 2000, the Central Bank sold reais in the market that it agreed to repurchase in January 2001. Brazil ended the year with $33.0 billion in international reserves. See "--International Reserves".

   In 2001, Brazil made purchases under a new IMF standby facility of approximately $4.7 billion. On November 13, 2001, the Republic of Poland repurchased for $2.5 billion certain Paris Club credits owing to Brazil on November 13, 2001. On December 31, 2001, Brazil's international reserves stood at $35.9 billion.

   The Government frequently adjusts details of fiscal policy in order to promote or restrict the flow of foreign capital into Brazil. Measures taken by the Government for these purposes include: raising or lowering tax rates on financial transactions; establishing restrictions on investments in fixed income assets; authorizing or prohibiting settlement of foreign loans and financings in advance; and raising or lowering the net amount of foreign reserves a bank may hold without depositing such reserves in the Central Bank.

Balance of Payments

   The Asian financial crisis led to a sell-off of Brazilian securities in late October 1997, adversely affecting Brazil's balance of payments in 1997. The balance of payments registered a deficit of $7.9 billion in 1997, attributable in large part to net outflows related to portfolio investment and to a continued erosion of Brazil's trade balance, which registered a deficit of approximately $6.7 billion.

   Although net investment increased substantially in 1998, Brazil registered a balance of payments deficit of $8.0 billion that year. In 1999, Brazil's balance of payments deficit remained virtually constant at $7.8 billion. In 2000, a reduced current account deficit, resulting from an improved trade balance and lower net income outflows, as well as an increase in net capital and financial inflows, led to a $5.6 billion reduction in the balance of payments deficit, which totaled $2.3 billion.

   In 2001, Brazil registered a $3.3 billion surplus in its balance of payments largely as a result of improved trade figures and a 44.5% increase in net capital and financial account inflows.

   With respect to the current account, Brazil's current account deficit continued to grow in 1997, reaching $30.4 billion on December 31, 1997. The increase in the current account deficit was largely attributable to a $1.1 billion increase in the trade deficit and a $5.2 billion increase in net service expenditures and net income outflows. Exports increased 11.0% to $53.0 billion, while imports rose 12.0% to $59.7 billion. Net service expenditures and net income outflows totaled $25.5 billion, a 25.4% increase over 1996.

   The current account deficit increased 5.9% during the first six months of 1998 from the same period in 1997, largely as a result of an $872 million increase in net interest payments. However, developments in Russia in August 1998 put pressure on Brazil's balance of payments. Brazil's trade deficit declined 2.1% to $6.6 billion in 1998, and net service expenditures and net income outflows increased 10.9% to $28.3 billion. Consequently, Brazil's current account registered a deficit of $33.5 billion in 1998.

   Following the Central Bank's decision in January 1999 to permit the real to float, Brazil's balance of payments came under pressure as net capital and financial outflows reached $5.1 billion at the end of the first quarter of 1999, the result of $7.0 billion in net foreign portfolio outflows that quarter. The trend in net capital flows reversed itself during the second quarter of 1999, with net capital and financial inflows totaling $10.5 billion for the six months ended June 30, 1999. Brazil ended the year with net capital and financial inflows of $17.4 billion and a current account deficit of $25.4 billion, a 24.0% reduction from 1998.

   Improvement in the trade balance and a reduction of net income outflows led to a 4.6% reduction in the current account deficit in 2000. The current account deficit totaled $24.3 billion, down from $25.4 billion in 1999. Net capital and financial inflows increased by approximately $2.0 billion due largely to a $4.2 billion increase in net foreign direct investment and a $5.1 billion increase in net foreign portfolio investment that more than offset a $4.6 billion increase in net outflow in other investments.

   A reversal in net trade flows led to further improvements in the current account in 2001. The current account deficit decreased 4.3% to $23.2 billion from $24.3 billion in 2000. Net capital and financial inflows excluding IMF loans increased 9.4% to $21.2 billion, due in large part to the increase in inflows of foreign trade-related credits.

   Brazil's capital and financial account includes capital transfers, direct investments, portfolio investments, derivatives and other investments. Net capital and financial flows were adversely affected by the Asian financial crisis in 1997. The sell-off of Brazilian securities and related declines in the Brazilian stock markets resulted in net capital and financial outflows in October 1997 of approximately $4.5 billion. Although capital and financial inflows recovered during the last two months of 1997, net inflows totaled $25.8 billion in 1997, a 24.1% decline from 1996. Most affected by the Asian financial crisis were net foreign portfolio investment, which declined 50.5% to $10.9 billion, and other short-term capital net flows, which registered net outflows of $2.2 billion versus the $7.2 billion in net inflows recorded in 1996.

   Net capital and financial inflows amounted to $36.9 billion during the first half of 1998, a 175.7% increase over the same period in 1997. Significant net capital outflows occurred during the second half of 1998, however, reflecting concerns arising from adverse developments in Russia. Net capital and financial inflows in 1998, excluding disbursements under the IMF-led support package, totaled $20.4 billion, a 21% decrease over 1997. Net foreign short-term capital outflows of $11.4 billion in 1998, reflecting the reduction of foreign trade financing and the withdrawal of foreign funds attracted by high-yielding short-term Brazilian debt instruments, were largely responsible for the reduction in net capital inflows that year. The reduction in net capital and financial inflows was also attributable to a $14.4 billion net increase in foreign assets held by residents of Brazil. By contrast, net foreign direct investment increased 51.9% in 1998 to $28.9 billion and net foreign portfolio investment almost doubled to $18.6 billion.

   In 1999, net capital and financial inflows totaled approximately $17.4 billion, a 42.0% reduction from 1998. Much of the decline in net capital inflows was attributable to a drop in net foreign portfolio investments (from $18.6 billion in 1998 to $3.5 billion in 1999, an 80.9% decrease) and a reversal in the direction of net long-term trade credit flows (from net inflows of $4.3 billion in 1998 to net outflows of $4.8 billion in 1999). In 2000, net capital and financial inflows grew by $2.0 billion to $19.4 billion, with a 14.7% increase in net foreign direct investment inflows (to $32.8 billion) and a 144.2% increase in net foreign portfolio investment inflows(to $8.7 billion). In 2001, net capital and financial inflows, excluding disbursements under the IMF-led support package, increased 9.4% to $21.2 billion, despite a 31.5% decrease in foreign direct investment and an 89.9% decrease in portfolio investment. The increase in net capital and financial inflows was attributable in part to a reversal in net trade-related credit flows, from net outflows of $6.4 billion in 2000 to inflows of $5.1 billion in 2001.

   The following table sets forth information regarding Brazil's balance of payments for each of the periods indicated.

Table No. 14

                Balance of Payments(1) (in millions of dollars)

                                1997      1998     1999(2)   2000(2)   2001(2)
                              --------  --------  --------  --------  --------
Current Account.............. $(30,447) $(33,450) $(25,420) $(24,257) $(23,213)
Trade Balance (fob)..........   (6,748)   (6,609)   (1,284)     (730)    2,642
   Exports...................   52,994    51,140    48,011    55,086    58,223
   Imports...................   59,742    57,749    49,296    55,816    55,581
Services and Income Balance..  (25,522)  (28,299)  (25,825)  (25,048)  (27,493)
   Credit....................   12,035    12,496    11,129    13,119    12,601
   Debit.....................   37,557    40,795    36,954    38,167    40,094
Current Transfers (net)......    1,823     1,458     1,689     1,521     1,638
Capital and Financial Account   25,795    29,736    17,405    19,358    27,925
   Capital Account(3)........      393       320       338       273       (36)
   Financial Account.........   25,403    29,415    17,067    19,086    27,961
     Direct Investment.......   17,877    26,002    26,888    30,498    24,715
       Abroad................   (1,116)   (2,854)   (1,690)   (2,282)    2,258
       In Brazil.............   18,993    28,856    28,578    32,779    22,457
     Portfolio Investments...   12,616    18,125     3,802     6,955        77
       Assets................    1,708      (457)      259    (1,696)     (795)
       Liabilities...........   10,908    18,582     3,542     8,651       872
     Derivatives.............     (253)     (460)      (88)     (197)     (471)
     Other Investments(4)....   (4,838)  (14,252)  (13,535)  (18,169)    3,640
       Assets................   (1,987)  (11,392)   (4,397)   (2,989)   (6,586)
       Liabilities...........   (2,851)   (2,859)   (9,138)  (15,180)   10,225
Errors and Omissions.........   (3,255)   (4,255)      194     2,637    (1,405)
Overall Balance..............   (7,907)   (7,970)   (7,822)   (2,262)    3,307
Financing....................    7,907     7,970     7,822     2,262    (3,307)
Change in Reserves...........   (7,907)   (7,970)   (7,822)   (2,262)    3,307
   Gold......................      247      (467)      380       330       394
   SDR.......................       --       (38)       29         8        (6)
   Foreign Currency..........    7,660     8,440     7,379     1,897    (3,721)
   Other.....................       --        35        33        28        26
Memo:
   Support Package...........
     Loans from the IMF(5)...      (34)    4,789     4,059    (6,876)    6,757
     Other...................       --     4,540    (1,094)   (3,446)       --

--------
(1) These figures were calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual, Fifth Edition.
(2) Preliminary.
(3) Includes migrant transfers.
(4) Includes installments and a partial payment under a $41.8 billion IMF-led support package. See "The Brazilian Economy--Plano Real and Current Economic Policy".
(5) Includes IMF loans other than support package.
Source:  Central Bank

Foreign Trade

   Brazil's overall trade flows grew markedly in the four years ended December 31, 1997, rising from $76.6 billion in 1994 to $112.7 billion in 1997, a 47.1%
increase. Much of the increase is attributable to the rise in imports; imports rose from $33.1 billion in 1994 to $59.7 billion in 1997, an 80.6% increase. During the same period, exports grew by 21.7%, from $43.5 billion in 1994 to $53.0 billion in 1997. As a result, the trade balance moved from a surplus of $10.5 billion in 1994 to a deficit of $6.8 billion in 1997. Because of a decline in economic activity in 1998 and 1999, Brazil's overall trade flows declined to $108.9 billion in 1998 and $97.2 billion in 1999. Imports declined to $57.7 billion in 1998 and $49.2 billion in 1999, a 17.6% decrease from 1997, and exports declined to $51.1 billion in 1998 and $48.0 billion in 1999, a 9.4% decrease from 1997. Brazil nevertheless continued to register trade deficits amounting to $6.6 billion in 1998 and $1.2 billion in 1999. Brazil's overall trade flows recovered in 2000, totaling $110.9 billion. Imports rose 13.4% to $55.8 billion, while exports rose 14.7% to $55.1 billion. Brazil ended the year with a trade deficit of approximately $698 million.

   Brazil's overall trade flows continued their recovery in 2001, totaling $113.8 billion. Exports grew 5.7% to $58.2 billion, while imports fell 0.4% to $55.6 billion. The result was a trade surplus of approximately $2.6 billion in 2001, the first since 1994.

   Exports. Brazil's export mix has evolved significantly since the 1970s, with manufactured goods claiming an increasing share of total Brazilian exports. Manufactured goods comprised 14.9% of all Brazilian exports in 1970, growing to 44.8% in 1980, 54.2% in 1990 and 60.8% in 1993 before falling to 57.3% in 1994, 55.0% in 1995, 55.3% in 1996 and 55.1% in 1997. Manufactured
goods comprised 57.5% of all Brazilian exports in 1998, 56.9% in 1999, 59.1% in 2000 and 56.5% in 2001. At least part of the growth in exports of manufactured goods is attributable to increases in exports of higher value-added manufactured products, including aircraft, automotive vehicles and communication devices.

   Exports rose in 1996 and 1997, totaling $47.7 billion in 1996 and $53.0 billion in 1997, increases of 2.7% and 11.0%, respectively, from the previous year. Exports, however, declined as a percentage of GDP, moving from 6.6% in 1995 to 6.2% in 1996 and 6.6% in 1997. Exports declined in 1998 and 1999 to $51.1 billion (a 3.5% decline from the previous year) and $48.0 billion (a 6.1% decline from the previous year), respectively. The decline in 1999 was due largely to a weakness in export prices, particularly in the agricultural sector, and an economic downturn in the region. However, exports increased as a percentage of GDP during that period to 6.5% in 1998 and 9.0% in 1999. In 2000, exports rose 14.7% to $55.1 billion. Transport equipment as a proportion of Brazilian exports increased from 11.4% in 1999 to 14.6% in 2000, while machinery, appliances and electrical equipment as a proportion of Brazilian exports grew from 12.0% in 1999 to 13.2% in 2000. For 2001, exports rose 5.7% to $58.2 billion. As a proportion of exports, the categories of vegetable, animals and animal products; food, beverage and tobacco; and mineral products all grew, reaching 14.8%, 13.1% and 9.4%, respectively.

   The largest market for Brazilian products has been the European Union. In 2000 and 2001, exports to the European Union amounted to approximately $14.8 billion, or 26.8% of all Brazilian exports and $14.9 billion, or 25.5% of all Brazilian exports. Exports to Eastern Europe grew by approximately $727 million to reach $1.7 billion or 2.9% of all Brazilian exports, up from 1.8% in 2000. Exports to the United States have grown, reaching $13.4 billion in 2000, or 24.3% of all Brazilian exports and $14.4 billion in 2001, or 24.7% of all Brazilian exports. Exports to other Mercosul countries have risen from $2.3 billion in 1991, the year in which the Treaty of Asuncion was signed, to $6.4 billion in 2001 and comprised 10.9% of all Brazilian exports in 2001.

   These trends have been influenced by Government initiatives to promote exports. The Government has maintained an export financing program, PROEX, which in 1991 replaced the predecessor FINEX program. In April 1997, PROEX was broadened to apply to both pre-shipment and post-shipment operations, and the list of eligible products thereunder, which was limited to certain capital goods, was extended to certain consumer products. The list of eligible products was further expanded on January 13, 1998, for purposes of both rate equalization and financing. In addition, on September 13, 1996, the Government approved the elimination of the State value-added tax ("ICMS") on exports of primary and semifinished goods and on the acquisition of certain fixed assets in an effort to liberalize the export sector and stimulate growth. The Government intends to reimburse States, for periods ranging from 6 to 10 years, for the loss of revenues resulting from the elimination of the ICMS. States experiencing revenue losses of up to 10% will be eligible for reimbursement for six years. The reimbursement period is extended by one year for each additional two percentage points of revenue losses above 10% up to a maximum reimbursement period of ten years. Aggregate reimbursement to the States totaled R$545.7 million in 1996, R$1.7 billion in 1997 and R$2.3 billion in 1998. The aggregate reimbursement to the States was R$4.4 billion for 1999, R$3.8 billion in 2000 and R$3.6 billion in 2001. The Government estimates that the aggregate reimbursement to the States in 2002 will be approximately R$4.0 billion.

   During 1996, the National Bank for Economic and Social Development (BNDES) also implemented certain changes to its export financing program, including the extension of credit lines to finance exports, and export credit insurance was re-established. The insurance provides coverage against certain commercial, political and extraordinary risks and is intended to encourage transactions with emerging market nations.

   In 1997, the Government established two new funds to promote exports. The Export Guarantee Fund (Fundo de Garantia a Exportacao) provides resources for covering the Government's guarantee of export credit insurance, and the Guarantee Fund for the Promotion of Competitiveness (Fundo de Garantia para Promocao da Competitividade) provides resources for covering the risk of financing operations conducted by BNDES and the Special Agency for the Financing of Machinery and Equipment (Agencia Especial de Financiamento de Maquinas e Equipamentos, or FINAME). In addition, the Export Promotion Agency (Agencia de Promocao de Exportacoes, or APEX) was created to support the implementation of export trade policy related to small businesses.

   On September 9, 1998, the Government initiated the Special Export Program under the direction of the Foreign Chamber of Commerce (Camex). The Special Export Program covers 55 export sectors that accounted for almost 90% of Brazil's export revenues in 1997. The program is intended to foster export growth by, among other things, identifying obstacles to such growth.

   In September 2000, BNDES established credit lines that permitted entities to receive advance payments by promising to increase their export volumes within the following year. Because advances under the credit lines were linked to a domestic interest index (the Long-Term Interest Rate, or TJLP) rather than Libor, the entities were protected against indirect foreign exchange risk.

   The Government also established the Exports Program on November 17, 2000, which is intended to reduce exporting costs, foster the formulation of export strategies and promote the development of an exporter culture. The program, among other things, seeks to enhance export credit insurance, increase the capital of the Exports Guarantee Fund and expedite applications for export credit insurance.

   On January 26, 2001, the Chamber of Foreign Commerce (Camex) was given new powers and made more independent. As a result of this reform, Camex became responsible for fixing tariff rates, a responsibility that was formerly vested in the Ministry of Finance.

   Imports. Imports rose in 1996 and 1997, totaling $53.3 billion in 1996 and $59.7 billion in 1997, increases of 6.8% and 12.0%, respectively, from the previous year. Imports also grew as a percentage of GDP, moving from 7.1% in 1995 to 6.9% in 1996 and 7.4% in 1997. The growth in imports resulted in trade deficits of $5.6 billion in 1996 and $6.8 billion in 1997. Petroleum imports, which comprised more than 40% of all Brazilian imports in the early 1980s, declined as a percentage of total imports; such imports constituted 18.6% of all Brazilian imports in 1989, 7.1% in 1994, 5.2% in 1995, 6.5% in 1996, 5.3% in 1997, 3.4% in 1998 and
4.4% in 1999.

   Because of a slowdown in economic activity, imports declined in 1998 and 1999, dropping to $57.7 billion in 1998 (a 3.4% decline from the previous year) and $49.2 billion in 1999 (a 14.7% decline from the previous year). However, imports as a percentage of GDP rose to 7.3% in 1998 and 9.3% in 1999. Brazil registered trade deficits of $6.6 billion in 1998 and $1.2 billion in 1999. In 2000, imports rose 13.4% to $55.8 billion. The growth in imports in 2000 was largely attributable to increases in imports of machinery and electrical equipment ($18.1 billion, versus $16.5 billion in 1999), fuel and lubricants ($8.3 billion, versus $5.4 billion in 1999) and chemical products ($8.1 billion, versus $7.9 billion in 1999).

   In 2001, imports fell 0.4% to $55.6 billion. By major commodity groups, imports fell or remained at the same level in nearly every category, except precision instruments ($2.24 billion versus $1.97 billion in 2000), chemical products ($8.26 billion versus $8.06 billion in 2000), and machinery and electrical equipment ($19.31 billion versus $18.11 billion in 2000).

   In 2001, imports from the European Union, Brazil largest trading partner, totaled $14.8 billion, or 26.7% of all Brazilian imports. An additional $13.0 billion in imports (23.5% of all Brazilian imports) came from the United States, and $7.0 billion (12.6% of all Brazilian imports) from the other members of Mercosul.

   The significant growth in imports relative to exports in recent years was primarily attributable to the effects of reduced tariffs in the context of strong demand for foreign products. In 1991, the Government announced a schedule for tariff reductions for a three-year period ending in January 1994, aimed at attaining rates varying from 0% to 40%, with an average tariff of 14.2%. The Government subsequently accelerated certain scheduled adjustments and implemented the last set of tariff reductions on July 1, 1993, when the average duty and the maximum tariff were reduced to 14.4% and 40%, respectively. In an effort to contain inflation, the Government also implemented in September and October 1994 significant new tariff reductions, covering over 5,000 products and reducing the average tariff to 11.32%. From November 30, 1997 to December 31, 1999, the average tariff was 13.8%. The average tariff dropped to 13.0% as of January 1, 2001 as a result of Decree No. 3,704 dated December 27, 2000, and the maximum tariff reached 35% as of that date.

   Average tariffs were also reduced as a result of Brazil's implementation of a schedule of preferences applicable to imports from Mercosul countries. Mercosul members enjoyed a 75% discount from otherwise applicable rates during the second half of 1993 and 82% during the first half of 1994. This discount was raised to 89% beginning July 1, 1994 and to 100% beginning January 1, 1995, although certain products were excepted from this discount. In December 1994, the four member countries of Mercosul established January 1, 1995 as the date for the implementation of the CET, intended to transform the region into a customs union. The CET ranges from 0.0% to a maximum of 20.0%, but each member country was allowed a certain number of exceptions to the CET. The products on each country's list of exceptions have tariffs varying from the CET, but such tariffs are scheduled to be reduced automatically each year until December 31, 2002, at which time such tariffs will be equal to the CET rates, as established by Mercosur Decision CMC No. 68, dated December 14, 2000.

   The Government imposes import quotas on certain products. In May 1996, quotas were imposed on textiles imported from China, Taiwan, South Korea, Panama and Hong Kong in accordance with World Trade Organization regulations that permit protection of important domestic industries which could be materially damaged because of imports. In addition, although quotas for vehicle imports were eliminated on October 26, 1995, tariffs remain high. Effective January 1, 1996, the import tax on passenger automobiles, light transport vehicles, motorcycles and bicycles was set at 70%. A discount of up to 50% of import duties on vehicles is available to production plants in Brazil and domestic producers. Moreover, in August 1996, a special tariff rate was established for one year for passenger automobile imports from Japan, the European Union and South Korea for an aggregate maximum of 50,000 vehicles (the quota to be allocated pro rata among such countries according to their respective import shares over the last three years). The rate was set at 50% of the normal tariff rate and was to have been in effect for one year. A decree issued in 1997 retained the special tariff rate for Japan, the European Union and South Korea and adjusted only the allocation of the quota among them. Imports by automobile manufacturers which have production plants in Brazil are not limited by the quota.

   Brazil is a signatory to the Final Act of the GATT Uruguay Round, pursuant to which it has committed to staged reductions in tariffs beginning in 1995 over five years with respect to industrial products and over ten years with respect to agricultural products.

   The following table sets forth certain details regarding Brazil's foreign trade for the years indicated:

Table No. 15

                      Principal Foreign Trade Indicators

                                      1997(1)   1998(1)   1999(1)   2000(1)   2001(1)
                                     --------  --------  --------  --------  --------
Exports as % of GDP.................      6.6%      6.5%      9.0%      9.3%     11.6%
Imports as % of GDP.................      7.4       7.3       9.3       9.4      11.0
Trade Balance as % of GDP...........     (0.8)     (0.8)     (0.2)     (0.1)      0.5
Growth (Decline) in foreign trade(2)     11.5      (3.4)    (10.7)     14.0       2.6
Exports--% Increase (Decrease)(3)...     11.0      (3.5)     (6.1)     14.7       5.7
Imports--% Increase (Decrease)(3)...     12.0      (3.4)    (14.7)     13.4      (0.4)
Exports/Imports(4)..................     0.89      0.89      0.98      0.99      1.05
Exports
   $ in millions.................... $ 52,994  $ 51,140  $ 48,011  $ 55,086  $ 58,223
   1,000 tons.......................  208,867   230,252   228,644   244,626   272,598
   % change from prior period(5)....      4.8      10.2      (0.7)      7.0      11.4
Imports
   $ in millions.................... $ 59,747  $ 57,714  $ 49,210  $ 55,783  $ 55,581
   1,000 tons.......................   87,369    91,184    85,507    92,783    92,722
   % change from prior period(5)....     (2.5)      4.4      (6.2)      8.5      (0.1)
Trade Balance ($ in millions)....... $ (6,753) $ (6,575) $ (1,199) $   (698) $  2,642

--------
(1) Preliminary.
(2) Percentage change in exports and imports from previous year.
(3) Percentage change from previous year.
(4) Exports divided by imports.
(5) Percentage change in volume, by weight.
Source:  Central Bank and Ministry of Development, Industry and Foreign Trade

   The following tables set forth certain information regarding exports and imports by major commodity groups for the periods indicated.

Table No. 16

                Exports (FOB Brazil) by Major Commodity Groups

                                   1997(1)           1998(1)           1999(1)           2000(1)           2001(1)
                              ----------------  ----------------  ----------------  ----------------  ----------------
                                  in     % of       in     % of       in     % of       in     % of       in     % of
Item                          $ millions total  $ millions total  $ millions total  $ millions total  $ millions total
----                          ---------- -----  ---------- -----  ---------- -----  ---------- -----  ---------- -----
Vegetable, Animals and Animal
 Products....................  $ 8,008    15.1%  $ 7,485    14.6%  $ 6,965    14.5%  $ 6,764    12.3%  $ 8,608    14.8%
Food, Beverage and Tobacco...    8,590    16.2     7,842    15.3     7,036    14.7     6,213    11.3     7,649    13.1
Mineral Products.............    3,550     6.7     4,014     7.8     3,570     7.4     4,450     8.1     5,488     9.4
Chemical Products............    2,998     5.7     2,937     5.7     2,772     5.8     3,123     5.7     2,799     4.8
Rubber and Plastics..........    1,605     3.0     1,480     2.9     1,421     3.0     1,731     3.1     1,564     2.7
Leather and Shoes............    2,407     4.5     2,128     4.2     2,012     4.2     2,449     4.4     2,643     4.5
Wood and Furniture...........    1,220     2.3     1,128     2.2     1,392     2.9     1,479     2.7     1,492     2.6
Paper and Paper Products.....      997     1.9       964     1.9       932     1.9       969     1.8       969     1.7
Textiles and Clothing........    1,267     2.4     1,113     2.2     1,010     2.1     1,222     2.2     1,306     2.2
Metals.......................    6,346    12.0     5,717    11.2     5,306    11.1     6,171    11.2     5,296     9.1
Machinery, Appliances and
 Electrical Equipment........    6,314    11.9     6,051    11.8     5,783    12.0     7,244    13.2     7,438    12.8
Transportation Equipment.....    5,620    10.6     6,458    12.6     5,492    11.4     8,057    14.6     8,063    13.8
Other........................    4,073     7.7     3,822     7.5     4,321     9.0     5,212     9.5     4,907     8.4
                               -------   -----   -------   -----   -------   -----   -------   -----   -------   -----
   Total.....................  $52,994   100.0   $51,140   100.0   $48,011   100.0   $55,086   100.0   $58,223   100.0
                               =======   =====   =======   =====   =======   =====   =======   =====   =======   =====
Growth Rate of Exports(%)....     11.0              -3.5              -6.1              14.7               5.7

--------
(1) Preliminary.
Sources:  Central Bank and Ministry of Development, Industry and Foreign Trade

Table No. 17

           Imports (FOB Country of Origin) by Major Commodity Groups

                                 1997(1)           1998(1)           1999(1)           2001(1)           2001(1)
                            ----------------  ----------------  ----------------  ----------------  ----------------
                                in     % of       in     % of       in     % of       in     % of       in     % of
Item                        $ millions total  $ millions total  $ millions total  $ millions total  $ millions total
----                        ---------- -----  ---------- -----  ---------- -----  ---------- -----  ---------- -----
Food.......................  $ 3,251     5.4%  $ 3,057     5.3%  $ 2,078     4.2%  $ 1,914     3.4%  $ 1,605     2.9%
Clothing...................    1,141     1.9       937     1.6       639     1.3       667     1.2       655     1.2
Precision Instruments......    2,222     3.7     2,261     3.9     1,785     3.6     1,966     3.5     2,243     4.0
Cereals....................    1,488     2.5     1,865     3.2     1,411     2.9     1,447     2.6     1,347     2.4
Fertilizers................      951     1.6       954     1.7       864     1.8     1,273     2.3     1,219     2.2
Chemical Products..........    7,609    12.7     7,987    13.8     7,891    16.0     8,061    14.4     8,257    14.9
Wood Paste, Cellulose &
 Derived Products..........    1,437     2.4     1,431     2.5     1,052     2.1     1,189     2.1       967     1.7
Rubber and Plastic Products    2,696     4.5     2,731     4.7     2,344     4.8     2,855     5.1     2,770     5.0
Steel and Cast Iron........    1,226     2.1     1,375     2.4       871     1.8     1,012     1.8     1,128     2.0
Non-ferrous Metals.........    1,115     1.9     1,091     1.9       925     1.9     1,056     1.9     1,035     1.9
Fuel and Lubricants........    6,783    11.4     5,110     8.9     5,433    11.0     8,303    14.9     7,725    13.9
Transportation Equipment...    6,382    10.7     6,792    11.8     4,651     9.5     4,926     8.8     4,750     8.5
Machinery and Electrical
 Equipment.................   19,212    32.2    18,471    32.0    16,502    33.5    18,112    32.5    19,309    34.7
Other......................    4,235     7.1     3,653     6.3     2,765     5.6     3,002     5.4     2,572     4.6
                             -------   -----   -------   -----   -------   -----   -------   -----   -------   -----
   Total...................  $59,747   100.0   $57,714   100.0   $49,210   100.0   $55,783   100.0   $55,581   100.0
                             =======   =====   =======   =====   =======   =====   =======   =====   =======   =====
Growth Rate of Exports(%)..     12.0              -3.4             -14.7              13.4              -0.4

--------
(1) Preliminary.
Sources:  Central Bank and Ministry of Development, Industry and Foreign Trade

   The following tables set forth certain information regarding the destination of Brazil's exports and the sources of its imports for the periods indicated.

Table No. 18

                        Exports (FOB Brazil) by Region

                               1997(6)           1998(6)           1999(6)           2000(6)           2001(6)
                          ----------------  ----------------  ----------------  ----------------  ----------------
                              in     % of       in     % of       in     % of       in     % of       in     % of
Item                      $ millions total  $ millions total  $ millions total  $ millions total  $ millions total
----                      ---------- -----  ---------- -----  ---------- -----  ---------- -----  ---------- -----
EFTA(1)..................  $   378     0.7%  $   360     0.7%  $   389     0.8%  $   756     1.4%  $   629     1.1%
LAIA(2)..................   12,833    24.2    12,620    24.7    10,024    20.9    12,151    22.1    11,132    19.1
Canada...................      584     1.1       544     1.1       513     1.1       566     1.0       555     1.0
EEC(3)...................   14,514    27.4    14,748    28.8    13,736    28.6    14,784    26.8    14,865    25.5
Eastern Europe...........    1,314     2.5     1,163     2.3     1,175     2.4       972     1.8     1,699     2.9
USA(4)...................    9,408    17.8     9,872    19.3    10,849    22.6    13,366    24.3    14,378    24.7
Japan....................    3,068     5.8     2,205     4.3     2,193     4.6     2,472     4.5     1,986     3.4
OPEC(5)..................    2,479     4.7     2,549     5.0     2,269     4.7     2,324     4.2     3,354     5.8
Other....................    8,416    15.9     7,079    13.8     6,864    14.3     7,695    14.0     9,623    16.5
                           -------   -----   -------   -----   -------   -----   -------   -----   -------   -----
   Total excluding OPEC..  $50,515    95.3%  $48,591    95.0%  $45,742    95.3%  $52,762    95.8%  $54,868    94.2
                           =======   =====   =======   =====   =======   =====   =======   =====   =======   =====
   Total.................  $52,994   100.0%  $51,140   100.0%  $48,011   100.0%  $55,086   100.0%  $58,223   100.0%
                           =======   =====   =======   =====   =======   =====   =======   =====   =======   =====
Mercosul.................  $ 9,047    17.1%  $ 8,878    17.4%  $ 6,778    14.1%  $ 7,733    14.0%  $ 6,364    10.9%
Argentina................    6,770    12.8     6,748    13.2     5,364    11.2     6,233    11.3     5,002     8.6
Paraguay.................    1,407     2.7     1,249     2.4       744     1.6       832     1.5       720     1.2
Uruguay..................      870     1.6       881     1.7       670     1.4       669     1.2       641     1.1

--------
(1) European Free Trade Association.
(2) Latin American Integration Association; excludes Venezuela for the entire period.
(3) European Economic Community, now the European Union.
(4) Includes Puerto Rico.
(5) Organization of Petroleum Exporting Countries, including Venezuela.
(6) Preliminary.
Source:  Ministry of Development, Industry and Foreign Trade

Table No. 19

                   Imports (FOB Country of Origin) by Region

                               1997(6)           1998(6)           1999(6)           2000(6)           2001(6)
                          ----------------  ----------------  ----------------  ----------------  ----------------
                              in     % of       in     % of       in     % of       in     % of       in     % of
Item                      $ millions total  $ millions total  $ millions total  $ millions total  $ millions total
----                      ---------- -----  ---------- -----  ---------- -----  ---------- -----  ---------- -----
EFTA(1)..................  $ 1,120     1.9%  $ 1,150     2.0%  $   966     2.0%  $ 1,039     1.9%  $ 1,233     2.2%
LAIA(2)..................   12,016    20.1    11,607    20.1     8,476    17.2    10,330    18.5     9,271    16.7
Canada...................    1,416     2.4     1,338     2.3       972     2.0     1,086     1.9       927     1.7
EEC(3)...................   15,874    26.6    16,833    29.2    14,987    30.5    14,048    25.2    14,822    26.7
Eastern Europe...........      838     1.4       810     1.4       704     1.4     1,162     2.1     1,112     2.0
USA(4)...................   13,901    23.3    13,688    23.7    11,869    24.1    13,002    23.3    13,037    23.5
Japan....................    3,534     5.9     3,274     5.7     2,576     5.2     2,960     5.3     3,064     5.5
OPEC(5)..................    4,048     6.8     3,118     5.4     3,743     7.6     4,986     8.9     4,459     8.0
Other....................    6,999    11.7     5,896    10.2     4,917    10.0     7,170    12.9     7,657    13.8
                           -------   -----   -------   -----   -------   -----   -------   -----   -------   -----
   Total excluding OPEC..  $55,699    93.2%  $54,597    94.6%  $45,467    92.4%  $50,797    91.1%  $51,122    92.0%
                           =======   =====   =======   =====   =======   =====   =======   =====   =======   =====
   Total.................  $59,747   100.0%  $57,714   100.0%  $49,210   100.0%  $55,783   100.0%  $55,581   100.0%
                           =======   =====   =======   =====   =======   =====   =======   =====   =======   =====
Mercosul.................  $ 9,426    15.8%  $ 9,428    16.3%  $ 6,719    13.7%  $ 7,796    14.0%  $ 7,010    12.6%
Argentina................    7,941    13.3     8,034    13.9     5,812    11.8     6,843    12.3     6,207    11.2
Paraguay.................      518     0.9       351     0.6       260     0.5       351     0.6       300     0.5
Uruguay..................      967     1.6     1,042     1.8       647     1.3       602     1.1       503     0.9

--------
(1) European Free Trade Association.

(2) Latin American Integration Association; excludes Venezuela for the entire period.
(3) European Economic Community, now the European Union.
(4) Includes Puerto Rico.
(5) Organization of Petroleum Exporting Countries, including Venezuela.
(6) Preliminary.
Source:  Ministry of Development, Industry and Foreign Trade
NOTE: Imports are categorized according to the country of origin and not from the country where the product was acquired.

Foreign Investment

   Foreign direct and portfolio investment remained strong during the first nine months of 1997. Total net inflows during that period amounted to $28.6 billion, of which $16.0 billion represented net portfolio investments, and $12.6 billion represented net direct investments. A sell-off of Brazilian securities in late October 1997 and related declines in the Brazilian stock markets resulted in net portfolio outflows of approximately $5.1 billion in the last quarter of 1997. Brazil ended the year with total net foreign direct and portfolio investment of $29.9 billion, an 8.9% decline from 1996. Net foreign direct investment reached $19.0 billion, a 76.0% increase over 1996. However, net foreign portfolio investments declined 50.5% to $10.9 billion in 1997, largely as a result of net bond amortization in an aggregate amount of $2.6 billion and a reduction to $8.4 billion from $14.9 billion in aggregate net inflows from note and commercial paper placements abroad.

   In August 1998, adverse developments in Russia led to another sell-off of Brazilian securities, as investors sought to reduce their exposure to emerging markets. Nevertheless, total net foreign direct and portfolio investment increased 58.7% in 1998 to $47.4 billion. Net foreign portfolio investment almost doubled in 1998 to $18.6 billion, but was still lower than the $22.0 billion recorded in 1996. Foreign direct net investment inflows increased 51.9% in 1998, totaling $28.9 billion. Of that amount, 21.2%, or $6.1 billion, resulted from foreign participation in the national privatization program.

   Following the Central Bank's decision in January 1999 to permit the real to float, foreign direct and portfolio investment inflows to Brazil declined. Net inflows totaled $32.1 billion in 1999, a 32.3% decrease from the previous year. The decline in net inflows is attributable to a decline in net foreign portfolio investment inflows, which fell 80.9% to $3.5 billion. Net foreign direct investment fell 1.0% to $28.6 billion in 1999.

   Foreign direct and portfolio investment recovered in 2000. Net inflows amounted to $41.4 billion, a 29.0% increase over the previous year. Net foreign portfolio investment rose 144.2% to $8.7 billion, while net foreign direct investment grew by 14.7% to $32.8 billion, an historic high.

   Foreign direct and portfolio investment net inflows decreased 43.7% in 2001. Net foreign portfolio inflows amounted to $872 million, approximately 10% of that registered in 2000. Net foreign direct investment inflows decreased by 31.5% to $22.5 million, as a result of the reduction in inflows for privatization revenues.

   During the first four months of 2002, net foreign direct investment totaled approximately $6.7 billion (3.85% of GDP), compared with approximately $6.8 billion of such investment registered during the same period in 2001 (4.10% of GDP).

   The following table sets forth information regarding foreign direct and portfolio investment in Brazil for each of the years indicated.

Table No. 20

               Foreign Direct and Portfolio Investment in Brazil

                   Inflows                      Outflows                  Net Inflows
        ----------------------------- ----------------------------- -----------------------
        Portfolio(1) Direct(2) Total  Portfolio(1) Direct(2) Total  Portfolio Direct Total
        ------------ --------- ------ ------------ --------- ------ --------- ------ ------
                                     (in millions of dollars)
1997...    60,183     22,081   82,264    49,275      3,088   52,363  10,908   18,993 29,901
1998...    59,738     34,982   94,721    41,156      6,127   47,283  18,582   28,856 47,438
1999(3)    38,875     36,254   75,129    35,332      7,676   43,008   3,542   28,578 32,121
2000(3)    38,816     40,290   79,106    30,165      7,511   37,676   8,651   32,779 41,430
2001(3)    29,497     30,017   59,514    28,625      7,559   36,184     872   22,457 23,329

--------
(1) Includes equity securities, bonds, commercial paper and notes, except those related to external debt restructurings.
(2) Includes reinvested earnings and excludes intercompany debt transactions.
(3) Preliminary.
Source:  Central Bank

   The following table sets forth information on net direct foreign investments by activity as of December 31, 1999, 2000 and 2001.

Table No. 21

                       Direct Investments by Activity(1)

                                                                        1999(2)          2000(2)          2001(2)
                                                                    ---------------  ---------------  ---------------
                                                                      Value     %      Flow      %      Flow      %
                                                                    --------- -----  --------- -----  --------- -----
                                                                                 (in millions of dollars)
Agriculture, cattle breeding, and mineral extraction............... $   422.5  1.53% $   649.5  2.17% $ 1,500.1  7.10%
Agriculture, cattle breeding, and related services.................      20.0  0.07        0.0  0.00       33.7  0.16
Silviculture, forest exploitation and related services.............       0.0  0.00        0.0  0.00        3.0  0.01
Fishing, aquiculture and related services..........................       0.0  0.00        0.0  0.00        6.2  0.03
Petroleum extraction and related services..........................     296.8  1.08      480.9  1.61    1,360.0  6.44
Extraction of ores.................................................      49.7  0.18      133.4  0.45       64.2  0.30
Extraction of non-metallic ores....................................      56.0  0.20       35.2  0.12       33.0  0.16
Manufacturing...................................................... $ 7,002.2 25.40% $ 5,087.4 17.03% $ 6,932.6 32.82%
Manufacture of food and beverages..................................   1,239.4  4.50      975.0  3.26      562.5  2.66
Manufacture of tobacco products....................................     168.5  0.61        0.0  0.00        5.9  0.03
Manufacture of textiles............................................      90.1  0.33       35.7  0.12       56.0  0.27
Making of garments and accessories.................................       0.0  0.00       14.9  0.05       45.8  0.22
Preparation of leather and production of leather articles and shoes       0.0  0.00        0.0  0.00       17.4  0.08
Manufacture of wood products.......................................      22.5  0.08       31.7  0.11       72.3  0.34
Manufacture of cellulose, paper and paper products.................      12.5  0.05       10.3  0.03      148.1  0.70
Publishing, printing and reproduction of recordings................      77.1  0.28       15.6  0.05      140.0  0.66
Production of coke, petroleum, nuclear fuels and alcohol...........      10.8  0.04        0.0  0.00        0.0  0.00
Manufacture of chemical products...................................   1,271.8  4.61    1,118.0  3.74    1,528.4  7.24
Manufacture of rubber and plastic articles.........................     207.4  0.75       58.0  0.19      174.9  0.83
Manufacture of non-metallic mineral products.......................     288.8  1.05       67.0  0.22      127.2  0.60
Basic metallurgy...................................................     112.6  0.41      245.6  0.82      428.4  2.03
Manufacture of metal products......................................      42.3  0.15       26.1  0.09       93.1  0.44
Manufacture of machines and equipment..............................      87.2  0.32      578.9  1.94      322.8  1.53
Manufacture of office machines and data processing equipment.......     630.7  2.29       23.0  0.08       22.9  0.11
Manufacture of electrical machines, apparatus and materials........     340.2  1.23       65.8  0.22      309.7  1.47
Manufacture of electronic materials and communication apparatus....     520.0  1.89      655.3  2.19    1,173.6  5.56
Manufacture of medical, optical, automation equipment, time
 apparatus.........................................................       0.0  0.00       19.5  0.07       27.7  0.13
Manufacture and assembly of motor vehicles, trailers, vehicle
 bodies............................................................   1,831.0  6.64      960.7  3.22    1,555.7  7.37
Manufacture of other transportation equipment......................      49.5  0.18      186.3  0.62       51.4  0.24
Manufacture of furniture and other industries......................       0.0  0.00        0.0  0.00       39.8  0.19
Recycling..........................................................       0.0  0.00        0.0  0.00       29.4  0.14
Services........................................................... $20,139.6 73.06% $24,139.5 80.80% $12,687.6 60.07%
Electricity, gas and hot water.....................................   2,969.6 10.77    2,972.2  9.95    1,443.2  6.83
Collection, treatment and distribution of water....................       0.0  0.00       73.5  0.25       34.0  0.16
Construction.......................................................     293.8  1.07       12.0  0.04      253.5  1.20
Commerce and repair of motor vehicles; retail sale of fuels........     262.3  0.95       88.3  0.30      189.1  0.90
Wholesale and commerce intermediation..............................   1,549.8  5.62      886.4  2.97      639.3  3.03
Retail and repair of articles......................................   1,113.8  4.04      660.1  2.21      880.1  4.17
Accommodation and catering.........................................      25.7  0.09        0.0  0.00      274.6  1.30
Land transportation................................................      84.7  0.31       44.1  0.15       31.1  0.15
Water transportation...............................................       0.0  0.00        0.0  0.00       38.9  0.18
Air transportation.................................................      11.1  0.04        0.0  0.00        1.0  0.00
Transportation, ancillary activities and travel agencies...........      26.9  0.10       38.3  0.13       75.1  0.36
Mail and communication.............................................   7,797.1 28.29   10,896.8 36.47    4,197.9 19.88
Financial intermediation...........................................   1,676.9  6.08    6,352.2 21.26    2,061.5  9.76
Insurance and private pension plan.................................      63.6  0.23       13.9  0.05      629.6  2.98
Financial intermediation ancillary activities......................     534.4  1.94       32.2  0.11      145.4  0.69
Real estate activities.............................................      83.6  0.30       20.9  0.07      187.9  0.89
Rental of vehicles, machines, equipment and personal and
 household articles................................................       0.0  0.00        0.0  0.00        5.1  0.02
Data processing and related activities.............................      85.9  0.31    1,121.5  3.75      711.0  3.37

                                                   1999(2)           2000(2)           2001(2)
                                              ----------------  ----------------  ----------------
                                                Value      %      Flow       %      Flow       %
                                              --------- ------  --------- ------  --------- ------
                                                            (in millions of dollars)
Research and development..................... $     0.0   0.00% $     0.0   0.00% $     0.0   0.00%
Services rendered to companies...............   3,327.0  12.07      814.7   2.73      788.6   3.73
Education....................................       0.0   0.00        0.0   0.00        9.1   0.04
Health and social services...................       0.0   0.00        0.0   0.00        9.8   0.05
Urban cleaning, sewers and related activities       0.0   0.00       34.0   0.11       16.4   0.08
Associative activities.......................       0.0   0.00       24.0   0.08        1.2   0.01
Recreational, cultural and sport activities..     233.3   0.85       54.5   0.18       64.3   0.30
Personal services............................       0.0   0.00        0.0   0.00        0.0   0.00
International organizations..................       0.0   0.00        0.0   0.00        0.0   0.00
Total........................................ $27,564.3 100.00% $29,876.4 100.00% $21,120.3 100.00%

--------
(1) Investments of more than $10 million until 2000; for 2001, total operations.
(2) Based on data from foreign capital registrations with the Central Bank of Brazil.
Source:  Central Bank

   The Government has periodically taken measures to control the inflow of foreign capital in order to facilitate the conduct of monetary policy and to regulate the level of Brazil's international reserves. On February 8, 1996, for example, the Government adopted several measures intended to direct inflows of foreign capital toward investments that promoted the Government's monetary policy objectives. Under these measures, foreign capital subject to regulation under Resolution No. 1,289 dated March 20, 1987 of the National Monetary Council of Brazil is no longer permitted to be invested in certain instruments having fixed yields, such as Agrarian Debt Bonds (TDA), Obligations of the National Fund for Development (OFND) and debentures issued by Siderurgia Brasileira S.A. (Siderbras). Instead, longer term investments in loans having greater maturities and certain investment funds were encouraged through the imposition of IOF at a rate which declined with the duration of the loan or investment.

   In order to promote foreign investment, on April 25, 1997, the Government announced revised rates for the IOF. The revised rates included (i) a 0% rate on foreign currency transactions relating to loans and issuances of debt securities, and investments in non-fixed income securities and privatization funds and (ii) a 2% rate on foreign currency transactions related to investments in fixed income investment funds, interbank transactions with institutions abroad and inflows of short-term funds from non-residents of Brazil. After increasing IOF rates in December 1998, the Government again reduced such rates to 0% for the transactions described in clause (i) and 0.5% for the transactions described in clause (ii). The IOF may be increased to up to 25.0% under existing legal authority.

   The National Monetary Council of Brazil adopted two resolutions in 2000 that are intended to simplify the procedures for registering foreign investments in Brazil. Resolution No. 2,689 of January 26, 2000, aims at simplifying the procedures for registering foreign investments in the domestic capital markets with the Central Bank by, among other things, eliminating the so-called "Annex I", "Annex II", "Annex IV" and "Annex VI" investment vehicles established under National Monetary Council Resolution No. 1,289 of March 20, 1987. The changes introduced by Resolution No. 2,689 became effective March 31, 2000. Resolution No. 2,770 dated August 30, 2000 of the National Monetary Council of Brazil further modified and consolidated rules relating to foreign credit transactions. See "--Foreign Exchange Rates and Exchange Controls".

   Foreign investment in non-voting shares of Brazilian financial institutions was authorized in December 1996. The issuance abroad of depositary receipts representing interests in such shares was also authorized.

International Reserves

   During the four years ended December 31, 1996, Brazil substantially increased its total international reserves, and in particular its foreign exchange holdings, which are primarily denominated in U.S. dollars. During that period, international reserves increased by 153.1%.

   The Mexican liquidity crisis that began in late 1994 contributed to an outflow of foreign capital from Brazil and a decline in international reserves in early 1995. See "--Foreign Investment". For this reason, and because the Central Bank used international reserves to stabilize the real-dollar exchange rate, foreign reserves declined to $33.7 billion on March 31, 1995 from $38.8 billion on December 31, 1994 and to $31.9 billion on April 30, 1995. International reserves generally rose thereafter, reaching $60.1 billion on December 31, 1996 (corresponding to approximately 14 months of imports of goods), reflecting strong net foreign capital inflows during the period. The Government used a portion of its international reserves to intervene in the foreign exchange markets following the sell-off of Brazilian securities in late October 1997 and related declines in the Brazilian stock markets, causing international reserves to fall to approximately $52.2 billion on December 31, 1997. International reserves recovered during the first four months of 1998, reaching an historic high of $74.7 billion at April 30, 1998. On July 31, 1998, Brazil's international reserves stood at approximately $70.2 billion, corresponding to approximately 14 months of imports of goods.

   However, in August and September 1998, international reserves came under pressure due to a significant sell-off of Brazilian securities. The Government believes that the sell-off was, in part, the result of investors' decisions to reduce their exposure to emerging markets after expectations regarding emerging markets, in general, changed based on adverse developments in Russia. Although outflows in August 1998 were partially offset by net foreign direct investment, principally resulting from the privatization of Telecomunicacoes Brasileiras S.A., Brazil's international reserves declined to $67.3 billion at August 31, 1998, $45.8 billion at September 30, 1998 and $42.4 billion at October 31, 1998.

   Brazil's international reserves stabilized following the announcement of a $41.8 billion IMF-led support package on November 13, 1998, reaching $41.2 billion on November 30, 1998. See "The Brazilian Economy--Plano Real and Current Economic Policy". The Central Bank also lowered the TBAN rate during this time from 49.75% to 42.25% on November 12, 1998 and 36% on December 17, 1998. In December 1998, however, there were significant outflows following the Government's failure to secure passage of a key social security reform bill by the Chamber of Deputies in a December 3, 1998 vote and delays in the voting of the increase of the CPMF rate. After giving effect to such outflows and the $9.3 billion initial aggregate disbursements under the IMF-led support package, reserves stood at $44.6 billion on December 31, 1998.

   In January 1999, Brazil's international reserves came under significant pressure once again as a result of a series of events that month. On January 6, 1999, the newly inaugurated governor of the State of Minas Gerais announced that the State would suspend for 90 days payments in respect of the State's approximately R$18.3 billion debt to the Government. A week later, on January 13, 1999, Gustavo H.B. Franco, the president of the Central Bank and one of the architects of the Plano Real, resigned and was replaced by Francisco Lopes, who attempted a controlled devaluation of the real by widening the band within which the real was permitted to trade. Subsequent Central Bank intervention failed to keep the real-U.S. dollar exchange rate within the new band, however, and on January 15, 1999, the Central Bank announced that the real would be permitted to float, with Central Bank intervention to be made only in times of extreme volatility. Following that announcement, the value of the real against the U.S. dollar declined approximately 21% from its level on January 12, 1999.

   To minimize excessive exchange rate volatility and reduce the inflationary effects of the devaluation of the real, the Central Bank raised its assistance rate (TBAN) to 41% from 36% on January 19, 1999, and the Central Bank intervened in the market to adjust the Federal Funds Rate (taxa Over/Selic) to 32% on January 19, 1999 from 29.8% the previous day. The Over/Selic rate was further increased to 35.5% on

January 28, 1999 and 37.0% on January 29, 1999. Both the level of international reserves and the value of the real continued to decline, however; on January 31, 1999, Brazil's international reserves stood at $36.1 billion, and the real-U.S. dollar exchange rate (sell side) in the commercial exchange market, as published by the Central Bank, stood at R$1.9832 to $1.00.

   Brazil's international reserves rose to $44.3 billion on April 30, 1999 following a second set of disbursements amounting to approximately $9.8 billion under the IMF-led support program and the issuance of $3 billion aggregate principal amount of U.S. dollar-denominated global bonds that month and remained relatively stable through November 1999 as a result of, among other things, the placement of additional bond issues by the Republic. Brazil ended the year with approximately $36.3 billion in international reserves, corresponding to approximately 9 months of imports of goods.

   Brazil's international reserves rose to $39.2 billion on March 31, 2000, but subsequently declined to $28.7 billion on April 30, 2000 as a result of a $10.3 billion prepayment of emergency credit lines under the IMF-led support program. See "The Brazilian Economy--Plano Real and Current Economic Policy". International reserves rose again to $31.4 billion on August 31, 2000 following the placement of additional bond issues by the Republic in July 2000 and the completion of a global offering of shares of Petrobras owned by the Government. See "The Brazilian Economy--State-Controlled Enterprises--Privatization Program". Brazil's international reserves rose to $32.5 billion in November 2000, following the privatization of BANESPA. In December 2000, the Central Bank sold reais in the market that it agreed to repurchase in January 2001 in order to provide liquidity to the market at year-end. Brazil ended the year with approximately $33.0 billion in international reserves.

   The placement of new bond issues during January 2001 contributed to a rise in the level of Brazil's international reserves to $35.6 billion at the end of that month. In March 2001, however, principal and interest payments in respect of external debt caused Brazil's international reserves to fall to $34.4 billion on March 31, 2001. Additional debt offerings in the international markets in April 2001 and May 2001 resulted in a slight increase in international reserves. After giving effect to principal and interest payments during that period, Brazil's international reserves stood at $35.4 billion on May 31, 2001.

   Concerns about the impact of the Government's energy conservation measures and a possible Argentine devaluation or default drove the real to new lows against the U.S. dollar. After the real dropped to R$2.4748 to $1.00 on June 20, 2001, the Central Bank raised its Over/Selic rate target by 1.50% to 18.25%. The Central Bank also announced on June 21, 2001 that it had intervened in the foreign exchange market by selling U.S. dollars and buying reais and that the Government would raise $10.8 billion in additional funds to increase its international reserves and to finance future interventions to support the real. Brazil planned to raise the funds by purchasing $2 billion under its IMF facility, postponing a $1.8 billion repayment under that facility, borrowing $1.8 billion from international financial institutions, issuing an additional $1 billion in new bonds in the international capital markets and selling shares of privatized companies for $3.8 billion. The $10.8 billion amount also included $400 million in proceeds of a bond issuance by BNDES completed earlier in the year. After giving effect to subsequent borrowing from the IMF and the World Bank in an aggregate amount of approximately $3.2 billion, debt service and foreign exchange interventions, Brazil's international reserves totaled at approximately $35.5 billion on July 31, 2001. Brazil's international reserves totaled $36.3 billion on August 31, 2001.

   On September 14, 2001, the IMF announced that its Executive Board has approved a new standby facility for Brazil in the amount of SDR 12.14 billion (approximately $15.6 billion) in support of the Government's economic and financial program through December 2002. Approximately $4.7 billion was available immediately, and Brazil made purchases under the facility totaling approximately $4.7 billion at the time the facility was established. The remainder was to be made available in five installments, subject to the satisfaction of certain performance criteria set forth in the Memorandum of Economic Policies accompanying Brazil's Letter of Intent dated August 23, 2001. These performance criteria included targets for the primary surplus of 3.35% of GDP for 2001 and 3.5% of GDP for 2002 (an increase from the 3.0% target for both years under Brazil's December 1998 IMF facility) and a net international reserves floor of $20 billion (a $5 billion reduction from the floor under Brazil's December 1998 IMF facility). The new standby facility replaced the three-year standby arrangement approved in December 1998. See "The Brazilian Economy--Plano Real and Current Economic Policy". After giving effect to purchases totaling $4.7 billion under the IMF standby facility and a repurchase by the Republic of Poland for $2.5 billion of certain Paris Club credits owing to Brazil on November 13, 2001, Brazil's international reserves stood at $35.9 billion on December 31, 2001.

   The following table sets forth certain information regarding Brazil's international reserves at the dates indicated.

Table No. 22

                           International Reserves(1)

                                              As of December 31,
                                    ---------------------------------------
                                     1997    1998    1999    2000    2001
                                    ------- ------- ------- ------- -------
                                           (in millions of dollars)
    Gold(2)........................ $   903 $ 1,353 $   929 $   523 $   127
    Foreign Exchange...............  51,269  43,163  35,403  32,488  35,728
    Total Gold and Foreign Exchange  52,172  44,516  36,332  33,011  35,855
    Special Drawing Rights.........     0.5    40.2    10.0       0    10.6
    Total Official Reserves........ $52,173 $44,556 $36,342 $33,011 $35,866

--------
(1) Foreign financial assets under control of and available to the monetary authorities.
(2) For years prior to 1999, dollar values were calculated using a moving average of the London Gold PM Fixing prices quoted during the prior two months. Beginning in 1999, dollar values were determined using the London Gold PM Fixing price quoted at the end of the period.
Source:  Central Bank

Foreign Exchange Rates and Exchange Controls

   The Brazilian foreign exchange system has been structured to enable the Government, through the Central Bank, to regulate and control foreign exchange transactions carried out in Brazil. Until February 1, 1999, there were two foreign exchange markets in Brazil: the commercial exchange market, on which most trade and financial transactions are carried out, and the floating exchange market (known as the "tourism dollar" market). The exchange rate in each market was established independently, resulting in different rates during some periods, and all transactions carried out in either of these markets were required to be conducted through banks (and other agents for the tourism market) authorized and monitored by the Central Bank.

   The commercial exchange market consists primarily of (i) foreign currency transactions relating to export proceeds, which must be converted into reais through this market, since exporters are not allowed to maintain such proceeds outside Brazil; (ii) foreign currency transactions relating to import payments, which must be converted from reais through this market; and (iii) the conversion of reais and remittance of foreign currency from Brazil, which are permitted if the inflow is conducted through the commercial exchange market and registered at the Central Bank, a requirement applicable to capital investments in Brazil and to all types of foreign loans, as well as to any related dividend and interest remittances.

   The floating exchange market was established in December 1988 with the objective of liberalizing certain transactions. Banks buy and sell currency in this market at freely negotiated rates. Transactions carried out through this market are mainly related to travel, unilateral transfers, certain services and gold operations. Since its creation, the premium of this market over the commercial exchange market has declined. After reaching values higher than 160.0% in 1989, the premium over the commercial exchange market rate at the end of July 1998 stood at 0.8%.

   Under Resolution No. 2,110 of the National Monetary Council, the Central Bank had an obligation to sell U.S. dollars in the foreign exchange market whenever the real reached parity with the U.S. dollar. In response to deterioration in Brazil's current account, on March 6, 1995 the Central Bank formalized an exchange band system for both the commercial foreign exchange market and floating foreign exchange market, pursuant to which the real was permitted to float against the U.S. dollar within bands established by the Central Bank. Under the exchange band system, the Central Bank was committed to intervene in the market whenever rates approached the upper and lower limits of the band. Such commitment did not eliminate the possibility of the Central Bank intervening when necessary to avoid extreme oscillations in the exchange rate.

   The Central Bank periodically adjusted the exchange band to permit the gradual devaluation of the real against the U.S. dollar. The initial band announced on March 6, 1995 was R$0.86 to R$0.90 per U.S. dollar. On March 10, 1995, a new band was announced: R$0.88 to R$0.93 per U.S. dollar. On June 22, 1995, the Central Bank announced that the real would be permitted to trade between R$0.91 and R$0.99 per U.S. dollar. On January 30, 1996, the range within which the real would be permitted to trade in relation to the U.S. dollar was changed to between R$0.97 and R$1.06 per U.S. dollar. The fourth exchange band, announced on February 18, 1997, had an upper limit of R$1.14 per U.S. dollar and a lower limit of R$1.05 per U.S. dollar. The fifth exchange band, announced on January 20, 1998, had an upper limit of R$1.22 per U.S. dollar and a lower limit of R$1.12 per U.S. dollar.

   On January 13, 1999, Gustavo H.B. Franco, the president of the Central Bank and one of the architects of the Plano Real, resigned and was replaced by Francisco Lopes, who attempted a controlled devaluation of the real by widening the band within which the real was permitted to trade. Subsequent Central Bank intervention failed to keep the real-U.S. dollar exchange rate within the new band, however, and on January 15, 1999, the Central Bank announced that the real would be permitted to float, with Central Bank intervention to be made only in times of extreme volatility. The adoption of the floating foreign exchange rate regime produced the unification, as of February 1, 1999, of the previously separate commercial and floating rate foreign exchange markets. Following that announcement, the value of the real against the U.S. dollar declined approximately 21% from its level on January 12, 1999. See "The Brazilian Economy--Plano Real and Current Economic Policy".

   To minimize excessive exchange rate volatility and reduce the inflationary effects of the devaluation of the real, the Central Bank raised its assistance rate (TBAN) to 41% from 36% on January 19, 1999, and the Central Bank intervened in the market to adjust the Federal Funds Rate (taxa Over/Selic) to 32% on January 19, 1999 from 29.8% the previous day. The Over/Selic rate was further increased to 35.5% on January 28, 1999 and 37.0% on January 29, 1999. The value of the real continued to decline, however; on January 31, 1999, the real-U.S. dollar exchange rate (sell side) in the commercial exchange market, as published by the Central Bank, stood at R$1.9832 to $1.00.

   On February 2, 1999, when the cumulative devaluation (since January 13,
1999) of the real against the U.S. dollar exceeded 40%, the Government designated Arminio Fraga Neto to replace Francisco Lopes as president of the Central Bank. Following Mr. Fraga's confirmation on March 3, 1999, the Central Bank eliminated the TBC and TBAN rates, giving primacy to the Over/Selic rate; because the Central Bank can influence the Over/Selic rate on a daily basis through its participation in auctions, repurchase transactions and reverse repurchase transactions, the Over/Selic rate permits the Central Bank to react more quickly to changes in market conditions. The Central Bank also increased the Over/Selic rate target to 45% from 39%. The Central Bank subsequently reduced the Over/Selic rate target to 42% on March 25, 1999, 39.5% on April 6, 1999, 34% on April 15, 1999, 32% on April 29, 1999, 29.5% on May 10, 1999, 27%
on May 13, 1999, 23.5% on May 20, 1999, 22% on June 9, 1999 and 21% on June 24,
1999, citing lower-than-expected inflation and improved expectations for the economy. The Over/Selic rate target was further reduced to 19.5% on July 28, 1999, 19% on September 22, 1999, 18.5% on March 29, 2000, 17.5% on June 21,
2000, 17% on July 10, 2000 and 16.5% on July 20, 2000.

   The Central Bank intervened in the foreign exchange market in March and April 1999, selling foreign currency and purchasing real within the parameters of the IMF-led support program. Such interventions, together with positive evaluations by the IMF of Brazil's compliance with the performance criteria under the support program, disbursements to Brazil under the support program in March and April 1999, and the recovery of exchange flows led to a strengthening of the real; the real-U.S. dollar exchange rate (sell side) as of May 11, 1999 in the commercial exchange market, as published by the Central Bank, was R$1.6468 to $1.00. The successful placement of $3 billion aggregate principal amount of U.S. dollar-denominated global bonds by the Republic in April 1999, which opened the international capital markets to other Brazilian issuers, also contributed to the strengthening of the exchange rate. The real-U.S. dollar exchange rate came under pressure during the third quarter of 1999, however, due to uncertainties about the Republic's fiscal performance and U.S. interest rates, pushing the exchange rate to R$1.9497 to $1.00 on August 20, 1999. The real-U.S. dollar exchange rate came under further pressure during the fourth quarter of 1999, largely as a result of expectations that interest rates in the U.S. would rise, a sluggish recovery in Brazil's trade balance and a large amount in remittances abroad in respect of foreign debt obligations; the real-U.S. dollar exchange rate (sell side) in the commercial exchange market, as published by the Central Bank, reached R$2.0025 to $1.00 on October 20, 1999. Pressure on the exchange rate subsided in November 1999 as confidence in Brazil's economy improved. The real-U.S. dollar exchange rate (sell side) on December 31, 1999 in the commercial exchange market, as published by the Central Bank, was R$1.7890 to $1.00, representing a depreciation of 48.0% in nominal terms from the rate on December 31, 1998.

   The first half of 2000 was characterized by improved foreign exchange flows and relative stability in the exchange rate, largely as a result of signs of economic recovery. The real rose against the U.S. dollar, reaching R$1.7473 to $1.00 on March 31, 2000. However, rising oil prices and uncertainties about U.S. interest rates put pressure on the real, pushing the real-U.S. dollar exchange rate to R$1.8537 to $1.00 on May 23, 2000. The real subsequently rose against the U.S. dollar, largely as a result of continued economic recovery, an improvement in external conditions and the return of foreign investment inflows. During the second half of the year, uncertainties about the U.S economy, concerns about Argentina and rising oil prices caused the real to decline in value against the U.S. dollar. The real-U.S. dollar exchange rate (sell side) in the commercial exchange market, as published by the Central Bank, was R$1.8234 to $1.00 on August 31, 2000, R$1.8437 to $1.00 on September
29, 2000, R$1.9090 to $1.00 on October 31, 2000 and R$1.9596 to $1.00 on
November 30, 2000. Brazil's continued compliance with the IMF-led support program, as established by the IMF's sixth review on November 28, 2000, and an improvement in the external environment resulting from interest rate reductions in the United States, reduced the downward pressure on the exchange rate, which ended the year at R$1.9554 to $1.00. The improved conditions also permitted the Central Bank to lower its Over/Selic rate target to 15.75% on December 20, 2000 and 15.25% on January 17, 2001.

   During the first six months of 2001, however, renewed concerns about Argentina, together with nervousness about the political impact of the alleged misconduct of certain public officials, put further downward pressure on the real. The real reached R$1.9711 to $1.00 on January 31, 2001, R$2.0452 to $1.00 on February 28, 2001, R$2.1616 to $1.00 on March 30, 2001 and R$2.1847 to $1.00
on April 30, 2001. In May 2001, the Government also announced its intention to reduce energy consumption through rationing and other measures in response to a severe power shortage.

   In addition, Argentina announced its intention to link its currency to both the U.S. dollar and the euro and, on June 15, 2001, announced the introduction of a special exchange rate for exporters in that country that permitted such exporters to exchange U.S. dollars for pesos for the combined average value of a U.S. dollar and a euro. Concerns about the impact of the Government's energy measures and a possible Argentine devaluation of the peso drove the real to new lows against the U.S. dollar. The real-U.S. dollar exchange rate (sell side) in the commercial exchange market, as published by the Central Bank of Brazil, fell to R$2.3600 to $1.00 on May 31, 2001. Citing an increase in core inflation, the uncertainties related to the effects of exchange rate depreciation and the accelerating pace of economic activity, the Central Bank raised the Over/Selic rate target to 15.75% on March 21, 2001, 16.25% on April 18, 2001 and 16.75% on May 24, 2001.

   After the real dropped to R$2.4748 to $1.00 on June 20, 2001, the Central Bank raised its Over/Selic rate target by 1.50% to 18.25%. The Central Bank also announced on June 21, 2001 that it had intervened in the foreign exchange market by selling U.S. dollars and buying reais and that the Government would raise $10.8 billion in additional funds to increase its international reserves and to finance future interventions to support the real. Brazil planned to raise the funds by purchasing $2 billion under its IMF facility, postponing a $1.8 billion repayment under that facility, borrowing $1.8 billion from international financial institutions, issuing an additional $1 billion in new bonds in the international capital markets and selling shares of privatized companies for $3.8 billion. The $10.8 billion amount also included $400 million in proceeds of a bond issuance by BNDES completed earlier in the year. Approximately $6.2 billion of the funds were to be used to increase the level of Brazil's foreign reserves, while the remaining $4.6 billion were to be available for use for further interventions in the foreign exchange markets.

   After recovering briefly to R$2.2923 to $1.00 on June 28, 2001, the real declined to R$2.5979 to $1.00 on July 16, 2001. The real recovered slightly to R$2.4247 to $1.00 on July 24, 2001 following the Central Bank's decision on July 18, 2001 to raise its Over/Selic rate target to 19.00% from 18.25% and interventions by the Central Bank in the foreign exchange market.

   Following terrorist attacks on the World Trade Center and the Pentagon in the United States on September 11, 2001, the real-U.S. dollar rate moved to a new low, reaching R$2.8007 to $1.00 on September 21, 2001. The real began to recover after October 11, 2001, reaching R$2.5287 to $1.00 on November 30, 2001 and R$2.3204 to $1.00 on December 31, 2001.

   The Republic of Argentina announced in December 2001 and January 2002 that it would be suspending payments in respect of certain of its public external debt and modifying its exchange rate system. The announcement, together with lower than expected Brazilian trade flows, caused the real to fall approximately 4.2% during January 2002 to close at R$2.4183 to $1.00 on January 31, 2002. The real subsequently recovered, however, as a result of trade surpluses in the first four months of 2002 and improving economic conditions in Brazil resulting from the end of energy rationing on March 1, 2002, two reductions in the Central Bank's Over/Selic rate target to 18.75% on February 20, 2002 and 18.50% on March 20, 2002 and certain other factors, such as the perception of investors that Brazil would not be significantly affected by Argentina's problems. The real was also helped by the IMF's announcements on January 23, 2002 and March 26, 2002 that it had completed reviews of Brazil's performance under the IMF standby facility and that, based on those reviews, Brazil would be permitted to draw, if necessary, installments of SDR 358.6 million (approximately $448 million) and SDR 3.7 billion (approximately $5 billion). The real rose against the U.S. dollar, reaching R$2.3482 on February 28, 2002, R$2.3236 to $1.00 on March 28, 2002 and R$2.3625 to $1.00 on April
30, 2002.

   The real began to depreciate again in May 2002 amid renewed concerns about the potential contagion effect of Argentina's problems and uncertainty about the October 2002 elections in Brazil. The value of the real declined to R$2.5220 to $1.00 on May 31, 2002 and R$2.7486 to $1.00 on June 12, 2002 before recovering to R$2.6700 to $1.00 on June 18, 2002. On June 21, 2002, the real-U.S. dollar exchange rate (sell side) in the commercial exchange market, as published by the Central Bank, was R$2.7910 to $1.00.

   The following table sets forth average exchange rates recorded in the commercial exchange market (sell side) on the last day of the periods indicated.

Table No. 23

                     Commercial Exchange Rates (sell side)

                                                      Foreign
                                 Spot Rate(1)    Currency Basket(2)
                              ------------------ ------------------
                              (reais per dollar)
            1994--December...       0.8460              74.8
            1995--December...       0.9275              84.2
            1996--December...       1.0394              82.7
            1997--December...       1.1164              78.1
            1998--December...       1.2087              82.7
            1999--December...       1.7890              97.2
            2000--December...       1.9554              92.0
            2001--January....       1.9711              92.9
                 February....       2.0452              93.9
                 March.......       2.1616              95.7
                 April.......       2.1847              98.6
                 May.........       2.3600             103.0
                 June........       2.3049             103.2
                 July........       2.4313             104.2
                 August......       2.5517             106.5
                 September...       2.6713             113.1
                 October.....       2.7071             111.9
                 November....       2.5287             102.2
                 December....       2.3204              94.4

--------
(1) The average rate on the last day of the month in the commercial exchange market.
(2) An index of the real exchange rate of a basket of fifteen currencies weighted by the share of the total Brazilian exports to all fifteen countries involved represented by Brazilian exports to each such country. The national currency used was the average exchange selling rate and the deflator was IPA-DI (Wholesale Prices). For other countries the deflator was also a wholesale price index or a comparable indicator (June 1994 =
    100).
Source:  Central Bank

   Brazilian law provides that, whenever there is a serious imbalance in Brazil's balance of payments or serious reasons to foresee such an imbalance, the Government may, for a limited period of time, impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1990, and on the conversion of Brazilian currency into foreign currencies. See "Public Debt--Debt Crisis and Restructuring".

   Resolution No. 2,770 dated August 30, 2000 of the National Monetary Council of Brazil and Circular No. 3,027 dated February 14, 2001 of the Central Bank are intended to simplify the rules for the registration of foreign credit transactions. The new rules eliminate the need to obtain the prior authorization of the Central Bank with respect to foreign credit transactions, including bond issuances, for private sector borrowers or issuers. The new rules require only that such transactions be registered at the time the exchange contract for the entry of the funds into the country is signed. In addition, the Central Bank introduced a system for the electronic registration of foreign credit transactions called the Registro de Operacoes
Financeiras--ROF (Registration of Financial Transactions). The new rules further require funds raised abroad to be deposited in real in a local bank in Brazil, but permit financial institutions and leasing companies to retain funds outside Brazil in connection with credit transactions tied to export operations.

                             THE FINANCIAL SYSTEM

General

   On July 1, 1994, the real (plural "reais") replaced the cruzeiro real as the lawful currency of Brazil, with each real exchangeable for 2,750.00 cruzeiros reais. The cruzeiro real had replaced the cruzeiro as the lawful currency of Brazil on August 1, 1993, with each cruzeiro real exchangeable for 1,000 cruzeiros. The cruzeiro had replaced the cruzado novo as the lawful currency of Brazil under the Collor Plan of March 15, 1990, with each cruzeiro exchangeable for one cruzado novo. The cruzado novo had replaced the cruzado as the lawful currency of Brazil under the Summer Plan of January 16, 1989, with each cruzado novo exchangeable for 1,000 cruzados. The cruzado had replaced the cruzeiro as the lawful currency of Brazil under the Cruzado Plan of February 28, 1986, with each cruzado exchangeable for 1,000 cruzeiros.

   The Brazilian financial system is composed of several types of public and private sector financial institutions. On December 31, 2001, it included 154 multiple service banks, 28 commercial banks, 20 investment banks, and numerous savings and loan, brokerage, leasing and financial institutions. At March 31, 2002, the average leverage level for the Brazilian banking system as a whole was relatively low at 2.6 times shareholders' equity, and Brazilian private sector financial institutions were generally well capitalized.

   Public sector banking institutions play an important role in the banking industry. Public sector banks accounted for 47.0% of the banking system's total demand deposits and 33.5% of total assets at March 31, 2002. A significant portion of the activities of federal and State banks involves the lending of government funds to industry and agriculture. See "--Public Financial Institutions".

   The critical importance of financial management skills under conditions of high inflation, and the availability of profits from financial intermediation activities, led to the proliferation of financial institutions during the 1980s and early 1990s. The subsequent reduction of Brazil's inflation rate brought about by the Plano Real curtailed the profits Brazilian banks had previously earned from investing deposits at inflated interest rates and made it more difficult for certain financial institutions to survive. From the implementation of the Plano Real through July 31, 2001, 144 financial institutions were the subject of Central Bank intervention; 140 of these troubled institutions ceased operations. In order to assist distressed banks and strengthen the financial system, the Government instituted on November 3, 1995 the Program of Incentives for Restructuring and Strengthening of the National Financial System (PROER). See "--Monetary Policy and Money Supply". Among other measures, PROER created special lines of credit for financial institutions and provides incentives for institutions to merge and reorganize by permitting the amortization of goodwill and the write-off of non-performing loans. Under PROER, institutions receiving support were required to pledge collateral to the Central Bank having a value of at least 120% of the amount of the disbursement received. The collateral pledged by institutions participating in PROER generally consisted of Government debt instruments such as Par Bonds and obligations of the Fundo de Compensacao de Variacoes Salariais (FCVS). See "Public Debt--Housing Compensation Fund for Salary Fluctuation (Fundo de Compensacao de Variacoes Salariais)". Debt instruments so pledged were valued at their full face amount. Equity securities could also be pledged; such securities were valued based on several criteria, including liquidity. Interest accrued on the disbursements at a rate of 2% over the rate of interest on the underlying collateral and is payable at the same time interest is payable on the underlying collateral.

   PROER funds have been used to finance the acquisition of certain assets of certain private banks, including Banco Nacional S.A., Banco Antonio de Queiroz S.A., Banco Economico S.A., Banorte S.A., Banco Mercantil S.A., Banco Pontual S.A. and Banco Bamerindus S.A. ("Banco Bamerindus"), and one federal institution, CEF. In August 1995, the Central Bank intervened in the operations of Banco Economico S.A. ("Banco Economico"), a large private sector bank operating primarily in the State of Bahia, and, in early May 1996, approved the transfer of that bank's principal operating assets and liabilities of Banco Economico to Excel Banco S.A. Banco Economico was subsequently placed under nonjudicial liquidation. In November 1995, the Central Bank assumed control of Banco Nacional S.A. ("Banco Nacional"), then Brazil's sixth largest private sector bank, and effected the sale to Unibanco--Uniao de Bancos Brasileiros S.A. of a substantial portion of the assets, liabilities and operations of Banco Nacional. The Central Bank also strengthened its supervision of the banking system, in part as a result of allegations that Banco Nacional had fraudulently misstated the value of its capital and revenue by a significant amount. Like Banco Economico, Banco Nacional was subsequently placed under nonjudicial liquidation. In March 1997, as a result of continuing liquidity and related problems, the Central Bank intervened in Banco Bamerindus, then Brazil's fourth largest private sector bank, and transferred selected assets and liabilities to a newly created, wholly owned Brazilian subsidiary of the Hongkong and Shanghai Banking Corporation, which had previously been a minority shareholder of Banco Bamerindus. The restructuring of Banco Bamerindus was financed, in part, through disbursements under PROER in an aggregate amount of approximately R$4.3 billion, including R$2.5 billion to finance the acquisition of Banco Bamerindus' real estate holdings by CEF.

   From the introduction of PROER in November 1995 to December 31, 2001, the Central Bank made gross disbursements of approximately R$21.1 billion, primarily for the restructuring of Banco Nacional, Banco Economico and Banco Bamerindus. The Government has not provided any financing under PROER since September 1998 and has since terminated the PROER program. Through December 31, 2001, the institutions receiving support under PROER had made reimbursements of PROER reserves in the aggregate of approximately R$18.4 billion to the Central Bank. Pursuant to Portaria No. 237 dated June 27, 2001 of the Ministry of Finance, the National Treasury issued R$9.0 billion aggregate principal amount of domestic debt securities (NTNs) to the Central Bank in payment of the outstanding PROER balance. The Government estimates that the aggregate cost of the PROER program as conducted to date will not exceed approximately 1% of GDP.

   On February 28, 1997, the National Monetary Council adopted Resolution No. 2,365, establishing the Support Program for the Reduction of the State Public Sector in Banking Activity ("Programa de Incentivo a Reducao do Setor Publico Estadual na Atividade Bancaria" or "PROES"). PROES provides for three special lines of financial assistance. The first line releases resources backed by collateral consisting of securities or rights related to operations under the administration of the National Treasury or of agencies of the federal Government. The second line allows State financial institutions to restructure their portfolio of assets and/or their respective liabilities. The third line involves the assumption by federal financial institutions of State financial institutions' liabilities to the public. The first two lines were implemented by Central Bank Circulars Nos. 2,743 and 2,744, both dated February 28, 1997, and the third line was implemented by Central Bank Circular No. 2,745 dated March 18, 1997, as amended by Circular 2,871 dated March 4, 1999.

   As of December 31, 2001, 44 State financial institutions had sought PROES assistance, with a majority electing to be privatized or converted into development agencies; sixteen financial institutions chose to obtain PROES assistance under the second line. In December 1998, an institution controlled by the State of Rio Grande do Sul commenced operations as the first such converted development agency.

   In addition to establishing PROER and PROES, the Government instituted a deposit insurance system on November 16, 1995 and issued a provisional measure in August 1996 establishing a program to restructure Brazil's State banks. See "The Brazilian Economy--Changes in the Relationship between the Federal and Local Governments" and "--Regulation by Central Bank". The Government also enacted Law No. 9,447 of March 14, 1997, relating to the liability of controlling shareholders, accounting firms and independent auditors for the intervention, extrajudicial liquidation or establishment of a provisional administrative regime for financial institutions. Under Law No. 9,447, controlling shareholders may be held jointly liable for wrongful acts involving the financial institutions they control, independent of claims based on negligence or fraud. Independent auditors can also be held liable for their fraudulent actions or omissions while rendering services to financial institutions, and the assets of such auditors may be subject to attachment if liability is found.

Institutional Framework

   The basic framework for the Brazilian financial system was established in 1964 pursuant to Law No. 4,595 (the "Banking Reform Law"), which created the National Monetary Council (the "CMN"), the senior body responsible for currency and credit policies.

   The legal measures that introduced the real as the new legal currency of Brazil modified the composition of the CMN, reducing it to three members: the Minister of Finance, the Head of the Secretariat of Planning, Budget and Coordination and the President of the Central Bank.

   The Central Bank is an autonomous government entity, administered by a board of directors, all of whom are appointed by the President of the Republic, subject to confirmation by the Senate. The main role of the Central Bank is to implement the currency and credit policies established by the CMN.

   The Brazilian Securities Commission (Comissao de Valores Mobiliarios or "CVM") is responsible for regulating the country's stock exchanges, protecting investors and shareholders against fraud or manipulation with respect to securities traded on such exchanges and promulgating accounting and reporting rules to ensure the availability to the public of information on securities and their issuers.

Monetary Policy and Money Supply

   On July 1, 1999, Brazil formally adopted inflation targeting as its monetary policy framework. President Cardoso issued Decree No. 3,088 of June 21, 1999, which provides, among other things, that: (i) inflation targets will be established on the basis of variations of a widely known price index; (ii) the inflation targets, as well as the tolerance intervals, are to be set by the National Monetary Council based on proposals by the Finance Minister; (iii) inflation targets for the years 1999, 2000 and 2001 are to be set no later than June 30, 1999; (iv) the inflation target for the year 2002 and subsequent years is to be set no later than June 30 of the second year prior to the year for which the target is being set; (v) the Central Bank is responsible for implementing the policies necessary to achieve the targets; (vi) the price index adopted for the purposes of the inflation targeting framework is to be chosen by the National Monetary Council based on a proposal by the Finance Minister; (vii) the targets will be considered to have been met whenever the observed accumulated inflation during each calendar year (measured on the basis of variations in the price index adopted for these purposes) falls within specified tolerance levels; (viii) if any target is not met, the Central Bank's Governor must issue an open letter addressed to the Finance Minister explaining why the target was not met, the measures to be adopted to ensure that inflation returns to the tolerance levels and the period of time that will be needed for these measures to have an effect; and (ix) the Central Bank is to issue a quarterly inflation report that will provide information on the performance of the inflation targeting framework, the results of the monetary policy actions, and the perspectives regarding inflation.

   On June 30, 1999, the National Monetary Council issued Resolution No. 2,615, which specified that the Broad Consumer Price Index (IPCA) reported by the National Bureau of Geography and Statistics (IBGE) would be used for the purpose of gauging inflation targets and which set the inflation targets at 8% for 1999, 6% for 2000 and 4% for 2001. Resolution No. 2,615 also established tolerance levels at plus or minus 2% for each year. On June 28, 2000, the National Monetary Council issued Resolution No. 2,744, which set the inflation target (as measured by IPCA) at 3.5% and the tolerance levels at plus or minus 2% for 2002.

   The Central Bank uses monetary policy instruments, principally the "Over/Selic" rate (a market-determined overnight rate for operations with federal bonds which determines the interest rate on debt issued by the Central Bank and the Government in a manner similar to the U.S. federal funds rate), in order to achieve the inflation targets. The performance of monetary policy under the inflation targeting framework is measured by IPCA, which rose 8.94% in 1999, 5.97% in 2000 and 7.67% in 2001.

   On March 3, 1999, the Central Bank eliminated the Central Bank Basic Rate
(TBC) and the Central Bank Assistance rate (TBAN), which had applied to discount window operations and had performed signaling functions for the markets as to the Central Bank's policy intentions, and increased the Over/Selic rate target to 45% from 39%. The Central Bank subsequently reduced the Over/Selic rate target to 42% on March 25, 1999, 39.5% on April 6, 1999, 34% on April 15, 1999, 32% on April 29, 1999, 29.5% on May 10, 1999, 27% on May
13, 1999, 23.5% on May 20, 1999, 22% on June 9, 1999 and 21% on June 24, 1999,
citing lower-than-expected inflation and improved expectations for the economy. The Over/Selic rate target was further reduced to 19.5% on July 28, 1999, 19% on September 22, 1999, 18.5% on March 29, 2000, 17.5% on June 21, 2000, 17% on
July 10, 2000, 16.5% on July 20, 2000, 15.75% on December 20, 2000 and 15.25%
on January 17, 2001. However, citing an increase in core inflation, the uncertainties related to the effects of exchange rate depreciation and the accelerating pace of economic activity, the Central Bank raised the Over/Selic rate target to 15.75% on March 21, 2001, 16.25% on April 18, 2001, 16.75% on
May 24, 2001, 18.25% on June 21, 2001 and 19% on July 18, 2001. On February 20,
2002, the Central Bank reduced the Over/Selic rate target to 18.75% from 19%. The Central Bank further reduced the Over/Selic target to 18.50% from 18.75% on March 20, 2002, citing improved economic conditions.

   The Central Bank periodically intervenes in the overnight funds market to maintain liquidity in that market and to keep the Over/Selic rate close to its target rate. The Central Bank intervened in the overnight funds market in December 2001, for example, to address shortages arising from, among other things, nonscheduled placements of U.S. dollar-indexed securities to meet increased demands for a currency hedge following the events of September 11, 2001 and seasonal demands for holiday cash in December 2001.

   Since 1999, the Central Bank has been attempting to reduce interest rates charged by financial institutions for domestic loans. Such interest rates had declined from 1999 to the beginning of 2001 but then began an upward trend again as a result of concerns about Argentina, energy rationing in Brazil and the slowing U.S. and global economies. The average interest rate in Brazil for domestic loans reached 65.8% in October 2001, a spread of 46.9% over the Over/Selic rate. Since then, rates have been in a downward trend, reaching 59.1% in April 2002, a spread of 40.6%.

   Time Deposits. Beginning in September 1996, there was a gradual reduction in the percentage of reserves required to be invested in government securities, and the cash component of the reserve requirement has been increased in the same proportion. The requirement to hold government securities was eliminated in February 1997, and the cash reserve requirement was reduced to zero on October 22, 1999. However, Central Bank Circular No. 3,062 of September 21, 2001 reinstated reserve requirements for time deposits and other liabilities of financial institutions. Circular No. 3,062 requires each financial institution to maintain on deposit with the Central Bank federal bonds having an aggregate principal amount equal to at least 10% of the average daily balance in excess of R$30 million for the preceding week of that institution's time deposits, exchange rate acceptance funds, debenture-backed securities, securities that it has issued and debt assumption agreements linked to operations outside Brazil, commencing September 28, 2001.

   Formerly, the Brazilian monetary authorities relied on short-term National Treasury Bonds (Bonus do Tesouro Nacional) as the principal instrument for indexation. As that instrument was phased out, the Taxa Referencial ("TR") was created for purposes of indicating the prevailing interest rate. The TR is calculated by the authorities periodically, based on the average daily rate for bank certificates of deposit. Based on current rates rather than historical rates, the TR was intended to reduce the influence of past inflation and more accurately reflect future inflation than predecessor indices. In January 1994 and October 1997, the Government revised the methodology for the calculation of the TR in order to increase the incentive to deposit money in savings accounts. The TR is currently derived from the Basic Financial Rate (Taxa Basica Financeira or "TBF"), which is calculated by the Central Bank from the weighted average of the rates offered by financial institutions on their certificates of deposit. The TBF so calculated is adjusted by a reduction factor in determining the TR. The reduction factor may occasionally be modified as a consequence of the changes in the real interest rate and the tax rate on the gross earnings of the certificates of deposit.

   Reserve Requirements. All depositary institutions, commercial banks, multiple service banks, investment banks, development banks, savings and loans and financial institutions are required to satisfy reserve requirements set by the Central Bank. These reserve requirements are applied to a wide range of banking activities and transactions, such as demand deposits, savings deposits, time deposits, debt assumption transactions, automatic reinvestment deposits, funding transactions, repurchase agreements and export notes. Generally, banks are required to deposit in a non-interest-bearing account at the Central Bank:
(i) 45% of the average daily balance of demand deposits in excess of R$2 million; and (ii) 80% of the average daily balance of bank drafts, collections of receivables, collections of tax receipts and proceeds from the realization of guarantees granted to financial institutions in excess of R$2 million. In addition, banks are required to deposit in an interest-bearing account at the Central Bank, on a weekly basis, an amount in cash equal to 15% of the average daily balance of savings accounts, calculated on a weekly basis. Finally, financial institutions are required to maintain on deposit with the Central Bank federal bonds having an aggregate principal amount at least equal to 10% of the average daily balance during the preceding week of that institution's time deposits, exchange rate acceptance funds, debenture-backed securities, securities that it has issued and debt assumption agreements linked to operations outside Brazil. During the second half of 1999, the Government announced a set of measures intended to reduce the cost of financial intermediation and thereby stimulate the growth of credit to the private sector. The measures included, among other things, a reduction in the reserve requirement for demand deposits to 55% of the average daily balance thereof effective April 2000. The reserve requirement for demand deposits was further reduced to 45% in June 2000.

   The following table sets forth selected information regarding percentage changes in the monetary base and money supply for the periods indicated.

Table No. 24

            Percentage Increases in Monetary Base and Money Supply

                                    Year Ended December 31,
                                 -----------------------------
                                 1997  1998  1999   2000  2001
                                 ----  ----  ----  ----   ----
                Monetary Base(1) 60.8% 23.1% 23.6% (1.5)% 11.7%
                M1(2)........... 58.9   7.1  23.7  18.5   12.6
                M2(3)........... 21.4  24.5  38.2  26.7   13.5

--------
(1) Monetary base represents Central Bank liabilities, including currency and deposits held by commercial banks.
(2) M1 is currency plus demand deposits.
(3) M2 is M1 plus savings accounts and private securities, bank certificates of deposit ("CDBs"), mortgage bills ("letras hipotecarias"), real estate bills ("letras imobiliarias"), bills of exchange ("letras de cambio"), and foreign exchange and acceptances ("recursos e aceites cambiais").
Source:  Central Bank

Limitation of Public Sector Debt

   Since May 1990, the CMN has taken various measures to limit expansion of credit in the public sector. In July 1993, the CMN mandated the creation by the Central Bank of a Public Sector Operations Registration System designed to improve credit controls. The CMN has also limited the ability of public sector financial entities to issue additional public indebtedness.

   Pursuant to Article 33 in the Constitution Act of Transitory Dispositions, the Senate was permitted to authorize until July 1, 1997 certain issuances of securities by States, the Federal District and municipalities for the limited purpose of paying final judgments. In February 1997, a Parliamentary Committee of Inquiry (the "CPI") began an investigation of allegations that certain States and municipalities may have misused the proceeds of certain debt securities which were issued by such States and municipalities to pay final judgments pursuant to Article 33. On August 19, 1997, the CPI issued a report setting forth recommendations for corrective action. As a consequence of the CPI, the Senate adopted Resolution No. 78 of 1998 on July 1, 1998, which severely restricts the issuance of debt securities by States and municipalities. The total amount of securities of the States and municipalities outstanding as of September 30, 1997 was approximately R$57.0 billion, of which an estimated R$11.9 billion was issued to pay final judgments under Article 33. On April 10, 2000, Sao Paulo's mayor, former mayor and public debt coordinator were indicted for fraud in connection with the issuance of bonds by the municipality of Sao Paulo to pay final judgments under Article 33.

   On June 29, 1998, the National Monetary Council of Brazil issued Resolution No. 2,515 ("Resolution No. 2,515"), which establishes certain conditions that must be observed with respect to the external credit operations of States, the Federal District, municipalities, and their respective agencies, foundations and companies. Resolution No. 2,515 requires, among other things, that (i) the proceeds of such external credit operations be used to refinance outstanding domestic financial obligations of the issuer, with preference given to those domestic obligations having a higher cost or shorter term than the external debt and, pending such application, remain on deposit in an escrow account in a form specified by the Central Bank; (ii) the total amount of the contractual obligation be subject to monthly deposits in an escrow account in a form specified by the Central Bank, with each monthly deposit to be equal to the total debt service obligation (including principal and interest), divided by the number of months that the obligation is to be outstanding; (iii) the foreign creditor (underwriter, in case of securities issue) be a financial institution that traditionally maintains relationship with Brazil or that has a risk rating equal or higher than "BBB", according to the international rating agencies; and (iv) the contracts relating to such operations contain a clause expressly providing that the borrower's obligations are not guaranteed by the federal Government and that the creditors acknowledge that they will not be entitled to receive any funds from the federal Government for such operations.

   The Financial Responsibility Law severely restricts personnel expenditures and extensions of credit at all levels of government in Brazil and provides for ceilings for public sector debt. See "Public Finance--Fiscal Responsibility Law and Fiscal Crime Law".

Public Financial Institutions

   Brazil's principal public sector financial institutions are Banco do Brasil, BNDES and CEF, all federal institutions, together with a number of state institutions.

   Banco do Brasil. Banco do Brasil, the main lender to the rural sector, is Brazil's largest commercial bank. It is organized as a mixed-capital company, with the federal Government holding a majority of its voting shares, and is subject to legislation applicable to private sector entities, including all labor and tax legislation. Banco do Brasil functions as a private commercial bank, although it does engage in some lending programs which implement certain policies established by the CMN. In March 1996, Banco do

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

Brasil announced a significant restructuring of the bank following a 1995 loss in excess of R$4 billion and a 1996 first half loss of R$7.8 billion. On March 20, 1996, the Government enacted Provisional Measure No. 1,367, authorizing the National Treasury to increase the capital of Banco do Brasil by up to R$8 billion. Such amount was funded by issuance of National Treasury Notes (R$6.5 billion) and by investments made in Banco do Brasil by PREVI (R$1 billion) and BNDESpar (R$500 million). In October 1997, the Government announced that it was studying the possibility of selling up to 23% of the voting shares and up to 69.8% of the nonvoting preferred shares of Banco do Brasil. The Government would continue to retain a controlling interest in the bank following the sale. On December 31, 2001, Banco do Brasil had assets of approximately R$154.8 billion and a net worth of approximately R$8.9 billion.

   BNDES. BNDES, the federal Government-controlled development bank, is primarily engaged in the provision of medium- and long-term financing to the Brazilian private sector, particularly to industry, either directly or indirectly through other public and private sector financial institutions. BNDES is also responsible for administering the federal Government's privatization program. On December 31, 2001, BNDES had assets of approximately R$114.7 billion and a net worth of approximately R$12.4 billion.

   CEF. CEF, a savings bank controlled by the federal Government, is Brazil's largest multiple service bank and the principal agent of the Housing Finance System. CEF is involved principally in deposit-taking and the provision of financing for housing and related infrastructure. Its assets on December 31, 2001 were approximately R$101.3 billion, and its net worth stood at approximately R$3.9 billion.

   On June 22, 2001, the Government announced its intention to recapitalize four federal banks by taking over nonperforming loans, purchasing assets in exchange for domestic debt securities and increasing the capital of such institutions. The banks to be recapitalized are Banco do Brasil, CEF, Banco da Amazonia S.A. and Banco do Nordeste do Brasil S.A. The Government estimates that the recapitalization will increase Brazil's public sector debt by approximately $5.4 billion, or 1.0% of GDP. The ultimate cost of the recapitalization will depend on recoveries in respect of the nonperforming loans.

   Others. Other federal financial institutions include Banco da Amazonia and Banco do Nordeste do Brasil; Banco Meridional was purchased on December 4, 1997 by Bozano Simonsen for R$265.7 million. In addition, a number of commercial and multiple service banks are controlled by the several States. Several State banks, including BANESPA and BANERJ, were put under the administrative control of the Central Bank in December 1994. Banco Itau S.A. purchased two State banks--BANERJ on June 26, 1997 for R$331.0 million and Banco do Estado de Minas Gerais (BEMGE) on September 14, 1998 for R$583.0 million--and control of
BANESPA passed to the federal Government on December 31, 1997 in connection with the restructuring of the State of Sao Paulo's R$16.8 billion debt to BANESPA. The Government subsequently sold 60% of the outstanding common
(voting) shares and 30% of the outstanding preferred (nonvoting) shares of BANESPA to Banco Santander Central Hispano of Spain for R$7.05 billion on November 20, 2000. In addition, Banco do Estado de Pernambuco S.A.--BANDEPE was sold to Banco ABN AMRO on November 17, 1998 for R$182.9 million, and Banco Baneb, a bank controlled by the State of Bahia, was sold in June 1999 to Banco Bradesco S.A. for R$260.0 million. On October 17, 2000, the State of Parana also sold a controlling interest in Banco do Estado do Parana S.A. (Banestado) to Banco Itau S.A. for R$1.625 billion. See "--General" and "The Brazilian Economy--Changes in the Relationship between the Federal and Local Governments."

   State-owned or -controlled banks were sometimes used by State governments to finance the economic and political activities of State governments; such practices resulted in the making of loans that might not otherwise have been made on strictly commercial criteria. Some Brazilian State-owned or -controlled banks have at times required the direct or indirect financial assistance of the Central Bank. See "--General". With the introduction of a number of reforms by the Central Bank in 1993, in particular regulations involving State-owned or -controlled bank lending practices, those institutions were restricted from granting credits to their controlling entities.

   In August 1996, the federal Government issued Provisional Measure No. 1,514 dated August 7, 1996 (subsequently superseded by Provisional Measure Nos. 1,556-6, 1,590-15, 1,654-24, 1,702-27, 1,702-30, 1,773-32 and 1,900-91) which established a program to facilitate the restructuring of Brazil's State banks. This provisional measure, among other things, permitted the Republic, in its sole discretion, to (i) acquire control of a financial institution, exclusively for its privatization or dissolution, (ii) finance the closure of the financial institution or its transformation into a non-financial institution or development agency or (iii) finance the prior arrangements necessary for the privatization of the financial institution or to guarantee any credit by the Central Bank for the same end, in accordance with rules to be promulgated by the National Monetary Council. See "The Brazilian Economy--Changes in the Relationship between the Federal and Local Governments".

   In conjunction with efforts of the federal Government to assist the States under the Support Program for the Restructuring and Fiscal Adjustment of States and the assistance provided by the federal Government to the States in refinancing certain State debt, several State banks have come under the supervision of the Central Bank under nonjudicial liquidation by the Central Bank (like Banco do Estado do Amapa S.A. and Banco de Desenvolvimento Rio Grande do Norte S.A.) and judicial liquidation (like Banco do Estado de Rondonia S.A., Banco do Estado do Alagoas S.A. and Banco do Estado de Mato Grosso S.A.). As of December 31, 2001, ten State financial institutions were under liquidation within the scope of the Support Program for the Reduction of the State Public Sector in Banking Activity (PROES).

Private Sector Financial Institutions

   Effective September 21, 1988, Brazil permitted the establishment of multiple service banks. Multiple service banks are licensed to provide a full range of commercial banking, investment banking (including securities underwriting and trading), consumer financing and other services, including fund management and real estate finance. As of December 31, 2001, there were 141 private multiple service banks operating in Brazil.

   Private sector financial institutions include commercial banks, investment banks, multiple service banks and other financial institutions. Brazil's 26 private sector commercial banks and 119 private multiple service banks with commercial portfolios are engaged in wholesale and retail banking. They are particularly active in taking demand deposits and lending for short-term working capital purposes. Brazil's 20 investment banks are engaged primarily in collecting time deposits, specialized lending and underwriting securities. As of March 31, 2002, the consolidated net worth of the private sector banking institutions in Brazil was R$86.9 billion.

Regulation by Central Bank

   The Central Bank is authorized to implement the currency and credit policies prescribed by the CMN and to supervise all financial institutions. Any amendment to a financial institution's by-laws, increase in its capital or establishment or transfer of its principal place of business or any branch (whether in Brazil or abroad) must be approved by the Central Bank, which is also responsible for determining the minimum capital requirements for financial institutions. The Central Bank is responsible for ensuring that the accounting and statistical requirements established by the CMN are observed. Financial institutions must submit semiannual financial statements reviewed by each institution's independent auditors and a formal audit opinion, as well as monthly unaudited financial statements prepared in accordance with the standard accounting rules promulgated by the Central Bank. As part of the Central Bank's supervision of their activities, financial institutions are required to make full disclosure of credit transactions, foreign exchange transactions, the destination of proceeds raised from export and import transactions, and any other related economic activity. Such data are usually supplied to the Central Bank on a daily basis through computer systems, reports and statements. The Central Bank also supervises the operations of consumer credit companies, securities dealers, stock brokerage companies, leasing companies, savings and loan associations and real-estate credit companies. See "--General" and "The Brazilian Economy--Changes in the Relationship between the Federal and Local Governments".

   Central Bank regulations impose capital adequacy, liquidity, savings deposit insurance, and loan loss reserve requirements on regulated financial institutions.

   Capital Adequacy, Liquidity and Concentration Limits. Since January 1, 1995, Brazilian financial institutions have been required to comply with the Basle Accord on risk-based capital adequacy, modified as described below by Resolution No. 2,099, dated August 17, 1994.

   In general, the Basle Accord requires banks to maintain a ratio of capital to assets and certain off-balance sheet items, determined on a risk-weighted basis, of at least 11% for risk-weighted assets and 20% for swap transactions. Tier 1, or core, capital includes equity capital (i.e., common shares and non-cumulative permanent preferred shares), share premium, retained earnings and certain disclosed reserves less goodwill. Tier 2, or supplementary, capital includes "hidden" reserves, asset revaluation reserves, general loan loss reserves, subordinated debt and other quasi-equity capital instruments (such as cumulative preferred shares, long-term preferred shares and mandatory convertible debt instruments). Tier 2 capital is limited to the total of a bank's Tier 1 capital. There are also limitations on the maximum amount of certain Tier 2 capital items. To assess the capital adequacy of banks under the risk-based capital adequacy guidelines, a bank's capital is evaluated on the basis of the aggregate amount of its assets, liabilities and off-balance sheet exposure. The risk-based capital adequacy guidelines also establish credit conversion formulae for determining the credit risk of off-balance sheet items, such as financial guarantees, letters of credit and foreign currency and interest rate contracts.

   Under Brazilian modifications to the Basle requirements (a) only Tier 1 capital (as modified with respect to revaluation reserves) may be counted towards the 11% minimum capital requirement, and (b) the risk weights assigned to certain assets and credit conversion amounts differ to a minor extent. In addition, pursuant to Resolution No. 2,692 dated February 24, 2000 of the National Monetary Council of Brazil, financial institutions are required to include interest rate risk arising from fixed-rate instruments in their determination of capital adequacy. Brazilian financial institutions may elect to calculate their capital requirements on either a consolidated or unconsolidated basis. Resolution No. 2,891 dated September 26, 2001 of the National Monetary Council of Brazil increased percentage of capital requirement to cover exchange rate risk to 50% from 33% while reducing the exemption limit for this requirement to 5% of net worth from 20%. These changes have the effect of requiring financial institutions to increase their capital to cover exchange rate risk.

   Under Resolution No. 2,606 dated May 27, 1999, the exposure of financial institutions, determined on a consolidated basis, to gold and assets and liabilities indexed to exchange variations cannot exceed 60% of that group's adjusted net worth.

   The Central Bank prohibits Brazilian multiple-service banks from holding, on a consolidated basis, permanent assets in excess of 90% of their adjusted stockholders' equity. The 90% threshold was reduced to 80% effective June 30, 1998 and to 70% as of June 30, 2000; it will be further reduced to (a) 60% as of June 30, 2002 and (b) 50% as of December 31, 2002. Permanent assets include investments in subsidiaries as well as premises, equipment and intangible assets.

   Financial institutions are also prohibited under Resolution No. 2,844 dated June 29, 2001 from extending credit to a single borrower that, in the aggregate, exceed 25% of that institution's shareholder's equity. Extensions of credit include, among other things, loans, advances, leasing operations and guarantees. Resolution No. 2,844 also limits the aggregate amount of "concentrated exposure," defined as extensions of credit to any customer that, in the aggregate, represent 10% or more of an institution's shareholder's equity; under Resolution No. 2,844 an institution's aggregate concentrated exposure is not permitted to exceed 600% of its shareholder's equity.

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

   Resolution No. 2,836 dated May 30, 2001 of the National Monetary Council of Brazil provides for the assignment of loans and certain other extensions of credit, with or without recourse, except for assignments by entities that are not part of the National Financial System, for which assignments with recourse are not permitted. Resolution No. 2,836 eliminated the need to obtain specific authorization from the Central Bank for transfers to nonfinancial institutions, except for transfers to related entities that are part of the same financial group.

   With respect to credit granted by public sector debt, Resolution No. 2,827 dated March 30, 2001 of the National Monetary Council of Brazil provides:

  . The aggregate amount of a borrower's credit operations cannot exceed 18% of its real net revenues, and loans and other advances made in anticipation of budgetary revenues cannot exceed 8% of the borrower's real net revenues;

  . The maximum annual expenditure for amortization, interest and certain other obligations of all credit operations may not exceed 13% of the borrower's real net revenues;

  . The total debt balance cannot exceed a value equivalent to 1.7 times the borrower's annual real net revenues for 2001, which limit is to decline by
     0.1 per year, until reaching a value equivalent to 1.00 times the borrower's annual real net revenues; and

  . Public sector entities must achieve a primary surplus on a consolidated basis during the preceding 12 months.

   Derivatives and Investment Securities. The Central Bank issued two regulations--Circular No. 3,082 dated January 30, 2002 and Circular No. 3,068 dated November 8, 2001--to enhance the transparency of financial reporting. Circular No. 3,082 sets forth hedge accounting rules applicable to financial institutions. It requires, among other things, that all derivatives (including hedging transactions) be marked to market at least monthly. In addition, derivative transactions that are used for hedging purposes are required to be classified according to the risk that is being hedged--market risk or cash flow--and must be with an unrelated third-party and not another company that is part of the consolidated group. Disclosure of, among other things, the strategy behind these derivative transactions and gains and losses arising from such transactions during the reporting period are also required in the notes to the financial statements. Circular No. 3,068 requires that securities held by financial institutions be classified as securities for sale, securities for trading or securities to be held to maturity. Securities for sale or trading are required to be marked to market. The classification also determines the accounting treatment for such securities, including the recognition of any gain or loss for revenue recognition purposes.

   On February 8, 2002, the Central Bank issued Communication No. 9,253, which authorizes financial institutions to enter into swap operations, forward contracts and non-standardized options linked to federal public securities. The Communication complements Resolution No. 2,873 dated July 26, 2001 of the National Monetary Council of Brazil, which specified the types of derivative transactions that financial institutions were authorized to do and the types of assets to which derivative instruments could be linked.

   Circular No. 3,086 dated February 15, 2002 applies to investment funds and regulates the accounting for securities held in a fund's portfolio. It also requires that the securities be classified as securities for trading or securities to be held to maturity. Securities for trading are required to be marked to market daily. To qualify as securities to be held to maturity, (a) the fund must have the financial capacity to hold such securities until maturity and (b) the fund must have a single investor (which, if that investor is another fund, must be a fund that itself has a single investor) that has the financial capacity to hold such securities to maturity.

   Deposit Insurance. On November 16, 1995, the Government implemented a deposit insurance system in Brazil, by creating the FGC to protect certain creditors in cases of (1) intervention, nonjudicial liquidation or bankruptcy of an institution or (2) the Central Bank's recognition of a state of insolvency at an institution that, according to current law, is not subject to one of the mechanisms listed in (1) above. Such insurance became effective in February 1996.

   The participants in the FGC are all financial institutions and savings and loan associations, with the exception of credit cooperatives and the credit sections of cooperatives. The participating institutions make a monthly contribution of 0.025% of the total reported value of covered liabilities.

   The following liabilities are covered by the guaranty provided by the FGC: demand deposits or those that may be withdrawn through prior notification; savings deposits; time deposits, in both book entry and certificated form; bills of exchange; real estate bonds; and mortgage bonds.

   The following liabilities are not covered by the guaranty: liabilities in the name of other institutions that are members of the National Financial System; deposits, loans or any other resources contracted or raised abroad; and credits in the name of certain persons affiliated with an institution, generally managers and other members of the consolidated group of which such institution is a member.

   The FGC is a nonprofit, civil association governed by private law, its bylaws and applicable legal and regulatory provisions. The FGC is headquartered in, and subject to the jurisdiction of, the municipality of Sao Paulo and its duration is unlimited.

   The FGC guaranty covers up to R$20,000 per person of covered claims against a single institution or against all the institutions of a single financial conglomerate. Since February 1996, Brazilian banks have made monthly contributions to the FGC, which totaled R$4.2 billion in February 2002.

   Loan Loss Reserves. Under Central Bank regulations, secured and unsecured credits in local currency may remain in default for 60 days. After 60 days, unsecured credits must be classified as non-performing and be fully provisioned, partially secured credits may remain in arrears for a maximum period of 180 days, and fully secured credits may remain in arrears for a maximum period of 360 days before being fully provisioned. Upon becoming 60 days in arrears, partially secured credits must be provisioned as to 50% of the recorded value of the credit and fully secured credits must be provisioned as to 20% of the recorded value of the credit. Further provisioning is required to be made every 30 days thereafter (up to the 180th day or, as the case may be, the 360th day) to ensure that the provision remains at the required level of 50% or, as the case may be, 20% of the recorded value of the loan. Loans made by financial institutions to public-sector borrowers are treated the same as loans to private-sector borrowers for this purpose. Credits in connection with import and export financing may remain in default for 30 days before being classified as nonperforming and fully provisioned.

   Upon the bankruptcy of a borrower, credits are required to be provisioned in an amount equal to 100% of the recorded value of the credit.

   At the time a loan loss provision is established, the entire loan is classified as non-performing. However, because a partial loan loss provision may be made under the circumstances described above, while the entire loan would be classified as nonperforming loans, a bank's nonperforming loans may exceed loan loss reserves, and the ratio of nonperforming loans to total loans may exceed the ratio of loan reserves to total loans.

   Since January 1, 1996 and the abolition of the Central Bank requirement that financial statements be monetarily corrected, the outstanding principal balances of defaulted loans have not been indexed and, beyond 120 days, interest may only be recognized as income when effectively received. Credits that are in default and no longer considered to be recoverable must be written off after the end of the 180-day period during which they were classified as overdue.

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

   Effective March 1, 2000, a new classification system went into effect, and the system of loan loss provisions changed. Resolution No. 2,682 dated December 21, 1999 and Resolution No. 2,697 dated February 24, 2000 of the National Monetary Council of Brazil introduced a nine-category classification system under which loans and other extensions of credit are assigned ratings ranging from AA to H according to perceived credit risk of the borrower or guarantor and the nature of credit. The ratings are assigned initially when the extension of credit is made and thereafter are reevaluated on a monthly basis; a rating assigned to any credit is subject to change if there are amounts payable in respect of that credit that are in arrears. Loan-loss provisions vary according to the rating assigned to a particular credit and range from 0% (in the case of any credit that is not in arrears) to 100% (in the case of any credit that is more than 180 days in arrears). Banks began using the classification system for all loans over R$50,000 in March 2000 and for all loans in June 2000. A survey in March 2000 of 85% of the financial institutions operating in Brazil revealed that 85% of the outstanding credit balance of such institutions were classified AA to C (less than 60 days in arrears).

   Foreign Currency Loans. Financial institutions in Brazil are permitted to borrow foreign currency-denominated funds in the international markets (either through direct loans or through the issuance of debt securities). Pursuant to Resolution No. 2,683 dated December 29, 1999 of the National Monetary Council of Brazil, financial institutions have been authorized since January 3, 2000 to borrow foreign currency-denominated funds in the international markets for the purpose of free investment in domestic market, without regard to minimum periods of amortization and retention of the funds in Brazil. Fiscal procedures replaced the various rules that had limited the short-term capital flow because of the Financial Operations Tax (IOF).

   Payment Settlement System. In April 2002, the Central Bank instituted changes to the settlement system for payments that were intended to minimize the systemic and credit risks that had been borne largely by the Central Bank. Prior to these changes, the Central Bank had accurate information on the balances held by financial institutions in their reserve accounts only at the end of each day. This permitted overdrafts to be created in the system without the provision of adequate collateral or other guarantees and left the settlement system vulnerable to failures by individual institutions. Because of concerns about the risks to the payment system, the Central Bank did not unwind the transactions that had created the overdrafts but instead intervened to prevent settlement failures from adversely affecting the payment system. The Central Bank therefore stood as the ultimate guarantor of each payment in the system. Under the revised payment system, payment orders in the Reserves Transfer System cannot be processed unless there is a sufficient balance in the paying institution's reserve account. If the reserve balance is insufficient for the payment order to be processed, the order is queued until the reserve balance is sufficient to make the payment or is rejected. To avoid payment interruptions, the Central Bank plans to introduce an intra-day credit line backed by Brazilian Treasury and Central Bank securities. There is no financial cost for this line, as long as repayment is made the same day; payments not so made are treated as overnight loans for which a penalty rate is charged to the institution with the overdraft. This real-time gross settlement system is intended to prevent intra-day overdrafts from being created in the payment system.

   Independent Accountants. Financial institutions are required to replace their independent accountants no later than every fourth fiscal year. A former independent accountant of a financial institution can be re-hired only after three complete fiscal years have elapsed from its prior engagement by such financial institution. Independent accountants are required to prepare the following reports: (i) a report on the examined audited financial statements with respect to compliance with accounting principles as well as the relevant rules issued by the CMN and the Central Bank; (ii) a report evaluating the quality and adequacy of internal control procedures, including risk assessment criteria and data processing systems; and (iii) a report on the compliance with applicable operational laws and regulations.

   Each independent accountant is required to communicate immediately to the Central Bank any event that may materially adversely affect the relevant financial institution's status. Financial institutions are

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

required to appoint an executive officer to a supervisory role in the area of accounting in order to ensure compliance with auditing and accounting rules and the rendering of accurate information.

   Foreign Banks and Insurance Companies. Under current law, foreign banks duly authorized to operate in Brazil through a branch or a subsidiary are subject to the same rules, regulations and requirements applied to any other Brazilian financial institution. On July 31, 2001, there were 71 foreign-controlled or foreign-affiliated banks and 14 banks in which there was significant foreign participation operating in Brazil. In accordance with the Constitution, authorization for the establishment of new foreign financial institutions in Brazil is to be regulated by the Congress although to date no law has yet been enacted. Until the adoption of the law, the establishment in Brazil of new agencies, subsidiaries or branches of foreign financial institutions and any increase in a foreigner's percentage participation in existing institutions in the Brazilian financial system was prohibited, except when it resulted from international agreements or an express Presidential finding of public interest.

   In January 1997, the National Monetary Council initiated several measures aimed at liberalizing foreign investment in the financial sector and permitting foreign stock ownership and control of banks in Brazil. In 1998, foreign banks acquired control of 42 financial institutions in Brazil, including 15 banks. Between December 1996 and December 2000, foreign bank participation in the Brazilian financial system's total assets increased to 27.4% from 9.8%, and foreign bank participation in the Brazilian financial system's net worth increased to 28.3% from 10.3%.

Securities Markets

   The CVM implements the policies of the CMN relating to the organization and operation of the securities industry. The CVM is responsible for regulating the country's stock exchanges, protecting investors and shareholders against fraud or manipulation with respect to any securities traded on the stock exchanges and promulgating accounting and reporting rules to ensure the availability to the public of information on the securities being traded and the companies issuing them. The Central Bank has licensing authority over brokerage firms and dealers and controls foreign investment and foreign exchange transactions.

   Of Brazil's nine stock exchanges, the Sao Paulo Stock Exchange (Bolsa de Valores de Sao Paulo or "BOVESPA") and the Rio de Janeiro Stock Exchange (Bolsa de Valores do Rio de Janeiro or "BVRJ") are the most significant, accounting together in 1998 for approximately 98% of the daily trading activity. In both stock exchanges, trades are effected through both the floor bidding and electronic systems. On BVRJ, electronic trades are effected through the National Electronic Trading System ("SENN"), a computerized system inaugurated in 1991, which links the Rio de Janeiro Stock Exchange electronically with seven small regional exchanges. On BOVESPA, trades are effected through the Electronic Trading System introduced in 1990, linking brokerage firms throughout the country with BOVESPA.

   In response to volatility in the Brazilian stock markets during the latter half of October 1997, BOVESPA and the Rio de Janeiro Stock Exchange implemented circuit breakers designed to halt trading when their respective stock indices fell by more than 10%. Such circuit breakers were triggered at various times in late October and early November 1997.

   A company that is qualified to trade on one Brazilian stock exchange may qualify for trading on any other Brazilian stock exchange. On December 31, 2001, there were 428 companies listed on BOVESPA, the largest stock exchange in Brazil by average daily trading volume, and the aggregate market capitalization of all listed companies was approximately $185.4 billion. As of December 31, 2000, the aggregate trading volume on BOVESPA was approximately $6.4 billion, and three of the twenty companies with the largest capitalization listed on the stock exchanges in Brazil were controlled by the Government. Trades in securities listed on the Brazilian stock exchanges may be effected off the exchanges in certain circumstances, although the volume of such trading is limited. The table below sets forth some indicators of market activity on BOVESPA in the five years ended December 31, 2001:

Table No. 25

                          Market Activity on BOVESPA

                                   1997    1998    1999    2000    2001
                                  ------- ------- ------- ------- -------
       Number of Listed Companies     536     527     478     459     428
       Market Capitalization(1).. 255,409 160,887 228,536 225,528 185,355
       Market Volume(1).......... 191,092 139,971  85,500 101,730  65,261

--------
(1) In millions of U.S. dollars.
Source:  BOVESPA

   In January 2000, BOVESPA and BVRJ signed a letter of intent that provides for the consolidation of securities trading on the two exchanges. Under the letter of intent, trading in stocks, debentures and other securities of private issuers were limited to BOVESPA, and trading in government bonds were limited to BVRJ. BVRJ relinquished its authority with respect to trading in stocks, debentures and other securities of private issuers, as did five other regional exchanges, although privatization auctions were conducted on BVRJ through the end of 2000. Clearing and settlement of trades in securities of private issuers would occur through the Brazilian Clearing and Depository Corporation (CBLC), and clearing and settlement of trades in government bonds would occur through the Special System of Settlement and Custody (SELIC).

   In December 2000, BOVESPA announced the creation of the New Market (Novo Mercado), a special listing segment reserved for the securities of companies that voluntarily undertook to adopt certain corporate governance practices and provide disclosure beyond that required under Brazilian law then in effect. The listing rules (regulamento de listagem), among other things, (i) prohibit the issuance by the listed company of preferred (nonvoting) shares, (ii) require that shares representing not less than 25% of the capital of the listed company remain in circulation and be owned by persons other than the controlling shareholder of the listed company, (iii) require the listed company to offer shares to the public in ways that promote a broad dissemination of the shares,
(iv) require the listed company to provide "tag-along" rights to minority shareholders that would permit them to sell their shares for the same terms and conditions as those for the sale by a shareholder of controlling interest of the listed company, (v) require the listed company to provide to holders annual financial statements that have been prepared in accordance with generally accepted accounting principles of the United States or International Accounting Standards Committee, (vi) provide for enhanced quarterly reporting and (vii) require the listed company to permit its minority shareholders to appoint a majority of the members of the listed company's audit committee. BOVESPA can sanction listed companies that violate the listing rules; the sanctions include the imposition of fines, the suspension of trading in the offending company and the exclusion of the offending company from the New Market. The listing rules also require that disputes between a listed company and its shareholders be settled by arbitration through BOVESPA's Market Arbitration Chamber. The New Market is intended to foster the overall growth of the Brazilian stock market by offering better treatment to minority shareholders and reducing their concerns regarding the purchase of shares of publicly traded companies. The listed company benefits from improved access to the capital markets (and, thereby, lower financing costs), because the shareholder-friendly corporate governance provisions and enhanced disclosure requirements are likely to be attractive to potential investors. An additional incentive for companies to list their shares in the New Market is provided by BNDES' Program for the Support of New Corporations, through which BNDES offers advantageous conditions for obtaining and repaying lines of credit to companies participating in the New Market.

   BOVESPA also issued at the same time a regulation for special practices of corporate administration that divides companies into two levels. The regulation applies to companies that were not listed in the New

Market but that had nevertheless agreed to adopt certain corporate governance practices that went beyond the requirements of the Brazilian corporate law then in effect. Level 1 companies under the regulation are those that agreed to improve the disclosure provided to investors and to take steps to maintain the liquidity of their securities. Level 2 companies are those that agreed to additional reforms, including arbitration as a means of settling disputes with investors. Level 1 and Level 2 companies are also eligible for financing at advantageous terms through BNDES' Program for the Support of New Corporations.

   On October 31, 2001, the Government enacted Law No. 10,303 ("Law No. 10,303"), which amends the Brazilian Corporation Law and the law relating to the CVM. Law No. 10,303 imposes, among other things, restrictions on the issuance of preferred (nonvoting) shares; under the law, a non-publicly traded company is prohibited from issuing preferred shares in an aggregate amount that exceeds 50% of that company's capital stock, while publicly traded companies on the date that the law was enacted were permitted to continue issuing preferred shares in an aggregate amount that not in excess of 2/3 of capital stock. In addition, under Law No. 10,303, preferred shares are required to be accorded one of the following minimum preferences: (a) priority in receipt of dividends in an amount up to 3% of the book value per share; (b) dividends in an amount greater than those paid in respect of the common (voting) shares; or (c) a "tag-along" right that would permit minority shareholders to receive at least 80% of the price per share paid to the controlling shareholder upon any transfer of control of the company. Law No. 10,303 also gives minority shareholders the right to elect (x) two directors if such shareholders hold common shares that represent at least 15% of the voting shares or 10% of the total capital stock or (y) one director if such shareholders hold common or preferred shares that represent at least 10% of the total capital stock. The directors so elected by the minority shareholders were given veto rights in the appointment of an independent auditor. Finally, to convert a publicly held corporation into a close corporation, the purchaser is required to offer to purchase the remaining outstanding shares at their fair value (determined in accordance with the guidelines of the CVM). Companies were given one year to amend their bylaws to make these changes, although the 50% limitation on the issuance of preferred shares was made effective immediately. Law No. 10,303 also amends the Brazilian Securities Commission Law to make market manipulation, insider trading and improper use of one's position, profession, activity or function crimes punishable by imprisonment and fines. Law No. 10,303 is intended to promote investment in the domestic capital markets by affording additional protections to minority shareholders.

   The Brazilian equity market is one of Latin America's largest in terms of market capitalization. The value of average daily trading volume increased from R$283 million in 1995 to R$394 million in 1996 and R$767 million in 1997. The average daily trading volume fell to R$569 million in 1998 and R$348 million in 1999, but rose to R$410 million in 2000 and to R$611 million in 2001.

   Trading on Brazilian stock exchanges by non-residents of Brazil is subject to specific rules under Brazilian foreign investment legislation. See "Balance of Payments and Foreign Trade--Foreign Investment".

   The Brazilian equity market is characterized by significant short-term price volatility. The closing levels (U.S. dollar adjusted) for the IBOVESPA, an index maintained by BOVESPA, were 407 on December 31, 1990, 1,581 on December 31, 1991, 1,523 on December 31, 1992, 3,217 on December 31, 1993, 5,134 on
December 31, 1994, 4,420 on December 31, 1995, 6,773 on December 31, 1996,
9,133 on December 31, 1997, 5,613 on December 31, 1998, 9,553 on December 31,
1999, 7,804 on December 29, 2000 and 5,851 on December 31, 2001. The following chart sets forth the level of the IBOVESPA at the close of each of the months indicated since January 1995:

          Price Graph for IBOVESPA--BOVESPA Stock Index (in dollars)

                            Range 1/1/96--12/31/01

                                    [CHART]

                                PUBLIC FINANCE

Consolidated Public Sector Fiscal Performance

   The consolidated public sector account is comprised of the accounts of the federal Government, public sector enterprises, and State and local governments. In turn, the federal Government account consolidates the accounts of the National Treasury, the social security system, and the income and loss statement of the Central Bank, but does not include the proceeds of privatizations. With the adoption of several important structural reforms in recent years, the Government has established as its objective a substantial improvement in the fiscal performance of the consolidated public sector as measured by the operational balance. In 1997, 1998, 1999, 2000 and 2001, however, the public sector recorded operational deficits of 4.2%, 7.1%, 1.1%, 1.2% and 1.0% of GDP, respectively.

   Brazil reports its fiscal balance using three principal measures, all of which are calculated according to the official statistical guidelines of the
IMF:

  . Financial Balance, or Nominal Balance, which when in deficit is referred to as the Public Sector Borrowing Requirement ("PSBR"), is calculated as the difference between the level of consolidated public sector debt in one period and the level of such debt in the previous period, excluding the effects of the Government's privatization program;

  . Primary Balance, which is the financial balance less net borrowing costs of the Government; and

  . Operational Balance, which excludes the inflationary component of interest payments on domestic debt of the non-financial public sector. This measure is calculated by adding to the primary balance accrued real interest on external and domestic debt. The operational balance is used to correct the distortions which affect the measurement of public finances in an inflationary environment.

   The PSBR increased from 29.6% to 55.5% of GDP between 1990 and 1993 before decreasing to 47.3% in 1994. In 1995, a year of significantly lower inflation than in prior years, the PSBR reached 7.3% of GDP and declined further to 5.9% in 1996. In 1997, the PSBR rose slightly to 6.0% of GDP, and the nominal deficits of the federal Government, the State and local governments and the public sector enterprises amounted to 2.6%, 2.7% and 0.7%, respectively, of GDP. In 1998, the nominal deficit of the federal Government increased significantly to 4.9% of GDP from 2.6% of GDP in 1997, resulting in a PSBR of 7.5% of GDP in 1998. The nominal deficit of the State and local governments, by contrast, dropped to 2.0% of GDP in 1998 from 2.7% of GDP in 1997, while the nominal deficit of public sector enterprises declined slightly to 0.5% of GDP in 1998. The PSBR rose to 5.8% of GDP in 1999, despite a consolidated primary surplus of 3.3% of GDP and a reduced consolidated operational deficit of 1.1% of GDP, largely as a result of a significant increase in the inflation rate following the decision of the Central Bank to permit the real to float. See "The Brazilian Economy--Plano Real and Current Economic Policy". The nominal deficit of the federal Government fell to 2.7% of GDP in 1999 from 4.9% of GDP in 1998, and the nominal deficit of the State and local governments rose to 3.2% of GDP in 1999 from 2.0% of GDP in 1998. Public sector enterprises, by contrast, showed a slight nominal surplus in 1999 amounting to 0.1% of GDP.

   In 2000, the nominal deficit of the federal Government amounted to 2.3% of GDP, while the nominal deficit of the States and local governments fell to 2.1% of GDP. During that period, public sector enterprises registered a nominal surplus of 0.7% of GDP. The nominal deficit of the federal Government declined to 2.1% of GDP in 2001, and that of the State and local governments declined to 2.0% of GDP. Public sector enterprises showed a nominal surplus of 0.6% of GDP. The PSBR totaled 3.5% of GDP.

   Brazil generated a consolidated primary surplus in each year from 1990 to 1995. In 1996, the consolidated primary balance showed a deficit of 0.1% of GDP, largely because of a State and local government primary deficit equivalent to 0.6% of GDP; during the same period, the federal Government and public sector enterprises showed primary surpluses of 0.4% and 0.1%, respectively. During that year, the real interest expense on the public debt fell to 3.3% of GDP. As a result, the consolidated operational deficit fell to 3.4% of GDP, of which 1.2%, 1.8% and 0.3% were attributable to the federal Government, State and local government and public sector enterprises, respectively.

   The consolidated primary deficit increased to 0.8% of GDP in 1997 as the primary balance of the federal Government went from a surplus of 0.4% of GDP in 1996 to a deficit of 0.2% of GDP in 1997, largely as a result of a deficit in social security equivalent to 0.8% of GDP. The primary balance of the State and local governments and the public sector enterprises remained largely unchanged from the previous year, with the State and local governments showing a primary deficit of 0.4% of GDP in 1997 and the public sector enterprises registering a primary deficit of 0.2% of GDP. The real interest expense on the public debt continued to fall in 1997 to 3.4% of GDP. However, the consolidated operational deficit rose to 4.2% of GDP, of which 1.7%, 2.0% and 0.5% were attributable to the federal Government, State and local governments, and public sector enterprises, respectively.

   In 1998, the consolidated primary result was 0.0% of GDP, versus a deficit of 0.8% of GDP in 1997. The improvement in the consolidated primary result was largely attributable to the primary result of the federal Government, which moved from a deficit of 0.2% of GDP in 1997 to a surplus of 0.6% of GDP in 1998. The primary result of the State and local governments also showed improvement, but still ended 1998 with a deficit of 0.2% of GDP. The primary result of the public sector enterprises moved from a deficit of 0.2% of GDP in 1997 to a deficit of 0.3% of GDP in 1998. The consolidated operational deficit increased significantly to 7.1% of GDP in 1998 from 4.2% of GDP in 1997, reflecting a real interest expense that more than doubled as a percentage of GDP to 7.1% of GDP in 1998 from 3.4% of GDP in 1997. The operational result of the federal Government was most affected by the increase in real interest expense; the federal Government ended 1998 with an operational deficit of 4.8% of GDP versus its operational deficit of 1.7% of GDP in 1997.

   The consolidated primary result improved significantly in 1999, moving to a surplus of 3.3% of GDP in 1999 from 0.0% of GDP in 1998. The improvement in the primary result was most significant for the federal Government (which went from a primary surplus of 0.3% of GDP in 1998 to a primary surplus of 2.4% of GDP in
1999) and public sector enterprises (which went from a primary deficit of 0.4% of GDP in 1998 to a primary surplus of 0.6% of GDP in 1999), although the primary result of State and local governments showed improvement as well (from a primary deficit of 0.2% of GDP in 1998 to a primary surplus of 0.2% of GDP in
1999). The consolidated operational result also improved significantly in 1999 as real interest expense declined slightly to 4.4% of GDP in 1999 from 7.1% of GDP in 1998. Brazil ended 1999 with a consolidated operational deficit of 1.1% of GDP. The operational deficits of the federal Government and the State and local governments were 0.9% and 0.5% of GDP, respectively. Public sector enterprises, by contrast, registered an operational surplus of 0.2% of GDP.

   In 2000, the consolidated primary result improved to a surplus of 3.7% of GDP. The improvement in the consolidated primary balance was attributable to the primary result of the State and local governments and public sector enterprises, which rose to 0.6% and 1.1% of GDP, respectively. The federal Government registered a primary surplus of 1.9% of GDP. The consolidated operational deficit in 2000 was 1.2% of GDP. The operational deficits of the federal Government and the State and local governments were 1.3% and 0.7% of GDP, respectively. Public sector enterprises registered an operational surplus of 0.8% of GDP.

   In 2001, the consolidated primary result improved slightly to a surplus of 3.7% of GDP. The primary surpluses of the federal Government, the State and local governments and the public sector enterprises, as a percentage of GDP, were 1.9%, 0.9% and 0.9%, respectively. The consolidated operational deficit in 2001 was 1.0% of GDP, with the federal Government and the State and local governments, registering operational deficits of 1.0% and 0.5% of GDP, respectively. The operational surplus of the public sector enterprises declined slightly to 0.5% of GDP. The real interest expense remained constant in 2001, totaling 4.7% of GDP.

   Brazil's March 8, 1999 Memorandum of Economic Policies to the IMF specifies targets for the consolidated primary surplus. Brazil's consolidated primary surplus for 1999 (R$31.1 billion) exceeded the R$30.2 billion target in the March 8, 1999 Memorandum. See "The Brazilian Economy--Plano Real and Current Economic Policy". In 2000, Brazil registered a consolidated primary surplus of R$38.2 billion, exceeding the target of R$36.7 billion. Brazil's accumulated consolidated public sector primary surplus in 2001 totaled R$43.7 billion (or 3.7% of GDP), which exceeded by approximately R$3.5 billion the 2001 performance criterion specified in the Memorandum of Economic Policies accompanying Brazil's Letter of Intent dated August 23, 2001 relating to Brazil's current IMF standby facility. The accumulated consolidated public sector nominal deficit in 2001 totaled R$42.8 billion (or 3.5% of GDP), compared with the approximately R$39.8 billion (or 3.6% of GDP) accumulated nominal deficit for 2000.

   As of April 30, 2002, Brazil's accumulated consolidated public sector primary surplus was R$20.5 billion (5.1% of GDP). The accumulated consolidated public sector nominal deficit was R$9.9 billion as of April 30, 2002 (2.5% of GDP).

   Set forth below are the public sector borrowing requirements since 1996. In addition to the cash balance of the National Treasury, the public sector borrowing requirements include the borrowing requirements of public sector enterprises, the social security system, the Central Bank, States and municipalities and certain public funds.

Table No. 26

          Public Sector Borrowing Requirements Historical Summary(1)

                                            1997   1998   1999   2000   2001
                                           ----   ----   ----   ----   ----
  Selected Economic Indicators(2)
     Real GDP Growth (Decline)............  3.3%   0.1%   0.8%   4.4%   1.5%
     Monetary Base (end of period) change. 60.8   23.1   23.6   (1.5)  11.7
     Real interest rate(3)................ 16.1   26.6    4.7    7.0    6.3
     Implicit interest rate(4)............ 12.1   12.1   10.4    7.0    4.7
  Public Finance(5)
     Financial result..................... (6.0)% (7.5)% (5.8)% (3.6)% (3.5)%
     Primary result....................... (0.8)   0.0    3.3    3.6    3.7
     Real interest........................ (3.4)  (7.1)  (4.4)  (4.7)  (4.7)
         Domestic......................... (3.1)  (6.8)  (3.3)  (3.8)  (3.5)
         External......................... (0.3)  (0.3)  (1.0)  (0.9)  (1.2)
     Operational result................... (4.2)  (7.1)  (1.1)  (1.2)  (1.0)
         Domestic financing............... (2.1)  (4.1)   2.2   (1.4)   0.6
         External financing............... (0.7)  (2.2)  (2.4)  (0.0)  (1.2)
         Issue of money................... (1.4)  (0.8)  (0.9)   0.2   (0.4)

--------
(1) Surplus (deficit).
(2) Accumulated change from prior period.
(3) Accumulated change in the fiscal year, deflated by the GPI-DS.
(4) Implicit real interest rate on public sector internal debt of the fiscal year.
(5) All figures expressed as a percentage of GDP.
Source:  Central Bank

   The table below shows the contributions of the federal Government, the State and local governments and public sector enterprises with regard to the PSBR.

Table No. 27

             Public Sector Borrowing Requirements(1)(2) by Sector

                               % of GDP % of GDP % of GDP % of GDP % of GDP
               Item            1997(3)  1998(3)  1999(3)  2000(3)  2001(3)
               ----            -------- -------- -------- -------- --------
    Total
       Financial..............   (6.0)%   (7.5)%   (5.8)%   (3.6)%   (3.5)%
       Primary................   (0.8)     0.0      3.3      3.6      3.7
       Operational............   (4.2)    (7.1)    (1.1)    (1.2)    (1.0)
    Federal Government
       Financial..............   (2.6)    (4.9)    (2.7)    (2.3)    (2.1)
       Primary................   (0.2)     0.6      2.4      1.9      1.9
       Operational............   (1.7)    (4.8)    (0.9)    (1.3)    (1.0)
    State and Local Government
       Financial..............   (2.7)    (2.0)    (3.2)    (2.1)    (2.0)
       Primary................   (0.4)    (0.2)     0.2      0.6      0.9
       Operational............   (2.0)    (1.8)    (0.5)    (0.7)    (0.5)
    Public Sector Enterprises
       Financial..............   (0.7)    (0.5)     0.1      0.7      0.6
       Primary................    0.2     (0.3)     0.6      1.1      0.9
       Operational............   (0.5)    (0.5)     0.2      0.8      0.5

--------
(1) Amounts calculated using the GPI-DS adjusted as of month-end. The figures for financial and operational results include the effect of the exchange rate on the stock of the securitized debt.
(2) Surplus (deficit).
(3) Reflects the ratio of flows to GDP, both valued for the last month of the period, using GPI-DS.
Source:  Central Bank

Budget Process

   The Government's fiscal year is the calendar year. Responsibility for preparation of the federal budget rests with the executive branch, although the National Congress plays a major role in budget determinations. Based on discussions among representatives from the National Treasury of the Ministry of Finance and the Secretariat of Planning, Budget and Coordination ("Seplan"), Seplan prepares a budget proposal. After discussions among representatives of Seplan, the Treasury and each other Ministry, Seplan submits a formal proposal for the Lei de Diretrizes Orcamentarias (the budget directives law or "LDO") for the succeeding fiscal year to the President of the Republic. The President, in turn, submits the LDO proposal, with any revisions, to the National Congress. The LDO proposal with respect to the succeeding year must be submitted to Congress by April 15.

   Congress may revise the LDO proposed by the President. Congress is charged by law to submit to the President the LDO as revised by June 30 and may not begin its winter recess until it does so. The LDO becomes effective immediately if Congress approves the presidential proposal without revision. If Congress alters any item of the proposal, the President may veto any provision of the revised LDO. All provisions that are not vetoed become effective upon presidential signature. Congress may override the veto by a two-thirds majority vote. If the veto is overridden, the provision becomes effective upon the override.

   The executive branch is charged with submitting to Congress a detailed budget for the succeeding fiscal year that is consistent with the broad contours set forth in the LDO. Each ministry proposes a detailed budget with respect to its operations, and Seplan meets with each ministry to discuss its proposal. Seplan finalizes a federal budget proposal, which it submits to the President, who may revise the proposal. The President is then required to submit the budget, as revised, to Congress by August 31.

   Congress may revise some items in the President's proposed budget. Congress may not, however, alter the items regarding payments on any external debt that the Republic has incurred. By December 15, Congress must submit to the President the budget, as revised, for the succeeding year.

   The President is granted fifteen days to review and sign the budget. If the President signs the budget or a veto is overridden prior to the end of the year, the provisions that are not vetoed or for which the veto has been overridden become effective as of January 1 of the next year. After presidential signature, implementing decrees authorizing expenditures are generally issued within five to ten days, but certain expenditures are permitted to be made immediately.

   The budgets for recent years, including years 1990 through 2000, have not been finally approved prior to January 1 of the year. In order to avoid a shutdown of the Government, the LDO typically authorizes the Government to use each month an amount equivalent to one-twelfth of the proposed annual expenditure included in the Government's proposed budget pending before Congress. Constitutional Amendment No. 32, which became effective on September 12, 2001, prohibits, among other things, the issuance of provisional measures for, among other things, the implementation of multi-year plans and budgets. See "The Federative Republic of Brazil--Form of Government and Political Parties".

2002 Budget

   The 2002 budget bill was approved by the National Congress and signed by the President on January 10, 2002.

   The budget forecasts a primary surplus of R$29.1 billion (2.24% of GDP) based on estimated revenues and expenditures of R$312.8 billion and R$283.7 billion, respectively. If the R$0.6 billion primary deficit of the Central Bank is added, the primary surplus falls to R$28.4 billion.

   The principal assumptions underlying the 2002 budget estimates are set forth below:

Table No. 28

                       Principal 2002 Budget Assumptions

                                                     Year Ended
                                                  December 31, 2002
                                                  -----------------
            Gross Domestic Product
               GDP Nominal (billions of dollars).      $552.3
               Real GDP Growth...................         3.5%
            Inflation............................
               Domestic Inflation (GPI-DS).......        7.63%

--------
Source:  SEPLAN/Federal Budget Secretariat (SOF)

   The following table sets forth revenues and expenditures of the Government in 2000 and 2001 and as projected in the 2002 budget.

Table No. 29

          Primary Result of the Central Government and 2002 Budget(1)

                                                          Year Ended
                                                          December 31
                                                      ------------------    2002
                                                        2000      2001     Budget
                                                      --------  --------  --------
                                                         (in billions of reais)
1--Total Revenues                                     R$ 236.5  R$ 272.3  R$ 312.8
   1.1--Treasury revenue.............................    180.8     209.8     242.7
   1.1.1--Administrative revenue.....................    168.6     190.1     213.4
   1.1.2--Refunds....................................     (6.7)     (6.1)        0
   1.1.3--Direct taxes...............................        0         0         0
   1.1.4--Other revenues.............................     19.9      26.0      29.3
   1.1.5--Fiscal incentives..........................     (1.0)     (0.2)        0
   1.2--Social security receipts.....................     55.7      62.5      70.1
2--Total Expenditures                                    214.9     249.2     283.7
   2.1--Treasury expenditures........................    149.1     173.9     197.5
   2.1.1--Transfers to States and municipalities.....     40.3      46.0      50.2
   2.1.2--Expenditures of the Federal Administration.    105.2     123.4     147.3
   2.1.3--Subsidies and subventions..................      3.7       4.5        --
   2.2--Social security benefits.....................     65.8      75.3      86.2
3--Primary Result(2)                                      21.2      22.5      28.4
   3.1--Federal Government result (1-2)..............     21.6      23.1      29.1
   3.1.1--National Treasury (1.1-2.1)................     31.7      35.9      45.2
   3.1.2--Social security (1.2-2.2)..................    (10.1)    (12.8)    (16.1)
   3.2--Central Bank result..........................     (0.5)     (0.6)     (0.6)
4--Financing Requirement(3)..........................    (20.4)    (22.0)     n.a.
5--Errors and Omissions(3)...........................     (0.7)     (0.4)     n.a.

--------
(1) Consolidated accounts of the National Treasury, Social Security and the Central Bank.
(2) Above the line. Surplus/(deficit).
(3) (Surplus)/deficit.
Source:  Ministry of Finance/National Treasury Secretariat and Central Bank

   The following table sets forth the expenditures of the Government in the years indicated, by function. The figures in this table are not directly comparable with those set forth in the table above entitled "Primary Result of the Central Government and 2002 Budget", because the expenditures set forth in the table above were calculated in accordance with the IMF concept therefor, which does not include, among other things, debt service expenditures and certain financial investments.

Table No. 30

               Expenditures of the National Treasury by Function

                                                                             2002(3)
Itemization                       1997     1998     1999     2000     2001   Budget
-----------                     -------- -------- -------- -------- -------- --------
Legislative.................... $  1,505 $  1,371 $    978 $    961 $    892 $  1,038
Judiciary......................    4,956    5,583    3,798    3,913    3,206    3,459
Administration and Planning....  211,744  275,366  230,514    3,602    3,075    4,202
Agriculture....................    8,095    5,782    4,697    2,779    2,320    3,671
Communications.................      179      201      190      220      193      753
National Defense and Public
  Security.....................    9,121    9,113    6,597    7,012    6,134    5,745
Regional Development...........   22,434   23,053   16,558        0        0        0
Education, Culture and
  Citizenship Rights...........    9,667   12,865    9,495    6,158    5,289    6,295
Energy and Mineral Resources...      802      866      646      287      307      535
Housing and Urban Planning.....      395      261      188      983      359      424
Industry, Commerce and Services    1,078    1,529    1,511    1,196    1,379    1,316
Foreign Affairs................      410      380      409      409      392      367
Health and Sanitation..........   16,674   14,346   11,310   11,172   10,100   10,890
Labor..........................    6,674    6,788    4,757    3,416    3,149    3,274
Assistance and Social Security.   64,885   69,907   52,200   53,508   47,750   50,478
Transportation.................    3,466    3,374    1,944    1,799    1,677    2,403
Environmental Management.......       --       --       --      623      804    1,163
Science and Technology.........       --       --       --      681      674      841
Agricultural Organization......       --       --       --      598      563      653
Sports and Leisure.............       --       --       --       95      126      158
Special Charges................       --       --       --  237,649  166,960  170,470
Intergovernment Transfers......    1,193       --       --       --       --       --
Contingency Reserve............       --       --       --       --       --    2,872
                                -------- -------- -------- -------- -------- --------
Total(2)....................... $363,277 $430,782 $345,791 $337,060 $255,347 $271,004
                                ======== ======== ======== ======== ======== ========

--------
(1) Converted to U.S. dollars using the annual average commercial exchange rate (sell side).
(2) Total expenditures in this table are those reflected in the accounts of the Ministry of Finance, which treats certain expenditures as having been incurred when committed even though the corresponding amounts are disbursed in a later year.
(3) Estimates. Source: General Budget of the Republic--Secretariat of Budget and Finance.
Source:  Federal General Balance Sheet--Ministry of Finance

Taxation and Revenue Sharing Systems

   The Constitution authorizes the levying and collection of taxes by the taxing authorities of federal, State and municipal governments, and mandates that the federal Government share a portion of its tax revenues with the States, municipalities and other institutions. The federal Government collects taxes on personal and corporate income, IPI, a rural property tax ("ITR"), IOF, certain mandatory contributions to the social security system from legal entities, employers and employees, and import and export tariffs. Municipalities and the Federal District collect taxes on urban property, transfers of property rights and services.

   Income Taxation. Significant changes to the Brazilian income taxation system were made in December 1995. For corporate and other legal entities: (i) the basic tax was reduced to 15% from 25%, while the surtax on taxable net income exceeding R$240,000 was reduced to 10% from previous levels of 12% and 18%; (ii) the tax related to social welfare levied on net profit was reduced to 8% from 10% with respect to enterprises in general, and to 18% from 30% in the case of financial institutions; (iii) the deductions related to benefits granted to employees were prohibited in the calculation of taxable net income;
(iv) only operating expenses directly related to the business of the enterprise are allowed to be deducted; (v) with respect to profits earned by foreigners, the tax levied on passive investment income was increased to 15% from 10%; taxes on capital gains and loan interest were reduced to 15% from 25%; profits from operations and dividends were exempted from taxation as were gains attributable to the increase in market value of traded securities, consistent with rules applicable to Brazilian citizens; (vi) income earned by Brazilian enterprises abroad was included in the calculation of taxable income of the enterprise in Brazil, and taxes paid abroad were credited toward the tax paid in Brazil; and (vii) the tax levied on the nominal yield from financial investments in fixed income was increased to 15% from 10%, while variable income was taxed at the rate of 10%.

   Provisional Measure No. 1,924 of October 7, 1999 increased to 15% from 0% the tax rate for interest payments remitted abroad in respect of loans. The provisional measure also increased the tax rate for equity proceeds to 15% from 10% effective January 1, 2000 and to 20% from 15% effective January 1, 2001, and imposed a tax of 1% on day trading operations executed in the country's stock market.

   For individual taxpayers, the maximum rate of income taxation was reduced from 35% to 25%. Included in the Government's November 1997 fiscal package, however, was a measure that raised the maximum rate to 27.5%. See "The Brazilian Economy--Plano Real and Current Economic Policy". Deductions were allowed for certain contributions to private social security (but payments therefrom were includable in income) and income from the Brazilian government or its instrumentalities was made subject to taxation. Law No. 9,887 of December 7, 1999 postponed to December 31, 2002 the effective date of the increase; the increase had previously been scheduled to become effective on December 31, 1999.

   Value Added and Other Taxes. The federal value added tax on manufactured products is levied at scheduled rates at each stage of the production and distribution process. Import and export tariffs are based on published tariff schedules. See "The Brazilian Economy--Historical Background to Economic Policies".

   The IOF, a tax imposed on the Brazilian currency equivalent of foreign currency entering Brazil, currently applies to investments in fixed-income funds at a rate of 2.0%. Prior to March 1995, the IOF had also been imposed on loans and investments in the stock market. On April 25, 1997, the Government announced revised rates for the IOF. The revised rates included (i) a 0% rate on foreign currency transactions relating to loans and issuances of debt securities, and investments in non-fixed income securities and privatization funds and (ii) a 2% rate on foreign currency transactions related to investments in fixed income investment funds, interbank transactions with institutions abroad and inflows of short-term funds from non-residents of Brazil. After increasing IOF rates in December 1998, the Government again reduced such rates to 0% for the transactions described in clause (i) and 0.5% for the transactions described in clause (ii). See "Balance of Payments and Foreign Trade--Foreign Investment". This tax does not apply to exchange transactions effected by the federal Government, States, municipalities, the Federal District or their foundations, autonomous government entities, or entities maintained by offshore international organizations. The IOF tax is also levied on domestic financial market transactions, including loans, gold, certain foreign exchange and securities transactions and insurance payments. Moreover, gains on certain financial transactions are also subject to taxation when the gain is realized and withdrawn from the financial system. Such gains are also included as taxable income for annual reporting purposes, and the transactions must be disclosed on the annual tax return. The IOF rate for certain foreign capital inflows was reduced to 0% from 0.5% in August 1999. However, the IOF rate for inflows related to currency loans was increased to 5% for loans having a tenor of up to 90 days; the IOF rate for inflows related to currency loans remained at 0% for loans having a tenor greater than 90 days.

   On September 13, 1996, in a further effort to liberalize the export sector and to stimulate growth, the federal Government approved the elimination of the ICMS on exports of primary and semi-finished goods and on the acquisition of certain fixed assets. The federal Government intends to reimburse States for loss of ICMS revenues for periods ranging from 6 to 10 years. See "Balance of Payments and Foreign Trade--Foreign Trade".

   Social Contributions. Business entities are required to make three "contributions" to social welfare funds. First, corporations must make a social contribution of 8% (9% from February 1, 2000 to December 31, 2002) of monthly net profits. For financial institutions this contribution, which had been 18%, was initially increased retroactively to 30% for the period from January 1, 1996 to June 30, 1997 pursuant to Constitutional Amendment No. 10 of March 4, 1996. The required contribution for financial institutions was subsequently reduced to 18% effective January 1997 and to 8% effective January 1999. See "The Brazilian Economy--Constitutional Reform". Second, corporations (including financial institutions) must contribute 3.0% of monthly corporate billings to COFINS. Third, corporations must contribute 0.65% of billings to finance other social programs, including unemployment programs (known by their acronym, PIS/PASEP). Financial institutions must contribute 0.65% of gross operating revenue to PIS/PASEP. These contributions are turned over directly to the FEF and are not available for other general budgetary purposes. Other sources of funding for social programs include progressively graduated social security taxes that are shared by employers and their employees.

   Revenue Sharing. The Constitution mandates the distribution to, or sharing with, the States, municipalities and regions of certain types of taxes collected by the federal Government. The municipalities are entitled to: (i) funds derived from withholding tax levied on payments made, in any way, by the municipalities, including autonomous entities and foundations thereof, (ii) 50.0% of the revenues from automobile property taxes, (iii) 25.0% of the ICMS, and (iv) 50.0% of the tax on rural property. The States are entitled to funds derived from withholding tax levied on payments made, in any way, by the States, including autonomous entities and foundations thereof.

   The federal Government is required to transfer 47.0% of the proceeds from the IPI and the income tax as follows: (i) 21.5% to the States and Federal District Participation Funds, (ii) 22.5% to the Municipality Participation Fund and (iii) 3% to the financing programs for the productive sector in the North, Northeast and Central West Regions. The federal Government must transfer another 10.0% of the proceeds of the IPI to the States and Federal District ratably in proportion to their respective exports of manufactured products; the States must transfer 25.0% of these amounts to the municipalities.

   All of the revenues derived from IOF levied on transactions in gold as a financial asset are distributed with 70.0% allocated to the municipalities and 30.0% allocated to the States, Federal District or federal territory of origin.

   The federal Government must dedicate at least 18.0% of annual tax revenues to education, and the municipalities, States and Federal District must invest at least 25.0% of their annual revenues in this area.

   The resources of the ESF created by Constitutional amendment for the 1994 and 1995 fiscal years were invested in health and education systems, social security benefits and ongoing social assistance services, including settling of social security debts and other relevant economic and social programs. The following tax revenues were allocated to the ESF: (i) funds derived from withholding tax levied on payments made, in any way, by the federal Government, including autonomous entities and foundations thereof, (ii) a portion of the funds attributable to the increase in the social contributions tax from 23% to 30% of the net profit of financial institutions, (iii) 5.6% of the total income tax collected, (iv) 20.0% of the revenues, net of transfers to States and municipalities, derived from federal Government taxes and contributions, with the exception of the portions mentioned in items (i), (ii) and (iii) above, (v) all the revenues obtained from PIS/PASEP contributions payable by financial institutions and (vi) other revenues provided for in specific laws. The FEF (which succeeded the ESF) was extended from July 1, 1997 to December 31, 1999 through the adoption on November 25, 1997 of Constitutional Amendment No. 17. Amounts withheld by the Federal Government under the FEF totaled approximately R$1.7 billion in 1999.

   The Government elected not to seek an extension of the FEF or an increase of the amounts retained by the Government thereunder, and the FEF therefore expired on December 31, 1999. However, the Government subsequently sought passage of a constitutional amendment that would permit the Government to reallocate through 2003 20% of certain tax revenues that the Government would otherwise be required to devote to specific program areas under the Constitution. The National Congress approved the amendment (Constitutional Amendment No. 27 of March 21, 2000), which became effective on March 22, 2000. The amendment created the Delinking of Central Government Revenues (DRU), which, unlike the FEF, applies to social security contributions made by employees in the private sector.

Fiscal Responsibility Law and Fiscal Crime Law

   On May 4, 2000 the Government enacted the Fiscal Responsibility Law, which introduces a modern financial-oriented approach designed to replace the inflationary financing and debt accumulation that had prevailed in the past. The law sets forth fundamental principles and directives of public finances and establishes a comprehensive framework intended to eliminate fiscal imbalances. The law applies to each level of government, as well as to government-controlled funds, semi-autonomous entities and public sector companies.

   The Fiscal Responsibility Law provides for, among other things:

  . Limitations on personnel expenditures as a percentage of net current revenues to 50% for the federal Government, 60% for the States, and 60% for municipalities. Total personnel expenditures include expenditures for active and retired civil servants and military personnel, pensioners, elected officials, appointed members, commissioned or employed staff, administration members receiving any remuneration, such as a salary, fixed and variable supplemental payments, subsidies, retirement, reform and pension payments, including additional gratuities, overtime payments and personal supplemental payments of any kind, social security contributions and contributions to pension entities.

  . Ceilings for public sector debt for the federal Government, States and municipalities, which are to be verified every four months. The law required the President to submit to the National Congress, within 90 days of the law's enactment, proposals for global limits for the consolidated debt at each level of government. The proposals were required to include
     (a) an explanation demonstrating that the global limits and conditions comply with provisions of the Fiscal Responsibility Law and with fiscal policy objectives, (b) estimates of the impact of the limits on the three levels of government, (c) the reasons for any proposal of different ceilings for each level of government and (d) the methodologies for calculating primary and nominal fiscal results. Payments in respect of judicial awards (precatorios) not made during the budget execution will be included as consolidated debt.

  . Regulation of the "golden rule", which establishes that the volume of credit operations cannot exceed capital expenditures. Tax concessions have to be accompanied by estimates of their budget and financial impact in the budget year and in the two following years and included in the budget directives law (LDO). The proposing entity must also indicate that compensatory revenues exist. Increases in expenditures have to be accompanied by estimates of their budgetary and financial impact in the year in which they are first incurred and in the two following years, and by a declaration from the proposing entity stating that such increases are in compliance with multi-year plan (PPA), LDO and annual budget.

  . Strengthening of the budgetary process as a planning instrument, with bi-monthly evaluations of fiscal targets for five key variables: revenues, expenditures, nominal and primary fiscal results and public sector debt. Non-compliance with bi-monthly targets for nominal and primary results will trigger automatic cuts in expenditure authorizations and in financial transactions separately at each level of government.

  . Strict rules for controlling: revenue anticipation loans; concession of guarantees, and on remnant payments. New loan operations will not be authorized if ceilings on public sector debt are exceeded, except for refinancings of existing debt. Ceilings on personnel expenditures will be verified every four months and, if exceeded, expenditure reduction measures will be triggered automatically. If such ceilings are exceeded by 95% or more, pay raises, new hiring and personnel related expenditures will be suspended. Courts specialized in the review of public accounts will advise administrations of actual and potential noncompliance with the Fiscal Responsibility Law.

  . Periodic evaluations to be reported in the fiscal risks annex will contain information on financial and actuarial status of social security and Workers Support Fund (FAT), other public funds and programs of an actuarial nature, and overall contingent liabilities and other risks associated to public finances. The federal Government is also required to present projections for key economic variables and the targets for inflation.

  . The tightening of compliance requirements for outgoing officeholders. Debt renegotiations and rollovers are strictly forbidden during an incumbent's final year in office.

  . A prohibition against the Central Bank issuing its own securities. The Central Bank's debt securities are also included in the limits for federal Government debt. The Fiscal Responsibility Law contains provisions that are intended to make Central Bank's operations more transparent, which include the obligation to present detailed reports. Sanctions for irresponsible behavior and mismanagement are to be established along with civil and criminal penalties in the Fiscal Crime Law.

   Exceptions under the Fiscal Responsibility Law are severely limited. Limits on public sector debt and on credit operations will be revised upon request by the President in the case of economic instability and monetary and foreign exchange shocks. Deadlines to reestablish equilibrium will be extended in the case of lackluster economic growth. In case of officially recognized state of emergency, the limits will be temporarily suspended. Fiscal target annexes will be required to account for sources, and funds obtained from sale of public assets will be prohibited from being used to finance current expenditures, except expenditures related to social security.

   On October 11, 2000, the Brazilian Senate approved legislation known as the Fiscal Crime Law. The legislation amends Brazil's Penal Code (Decree Law No. 2,848 of December 7, 1940) and certain other laws to provide penalties for, among other things, the execution of credit operations in excess of authorized limits, the ordering of expenditures not authorized by law and administrative infractions of public finance laws. The legislation, which was approved by the Chamber of Deputies on May 17, 2000, was enacted on October 19, 2000. The Fiscal Crime Law is a complement to the Fiscal Responsibility Law.

                                  PUBLIC DEBT

General

   Public sector debt in Brazil consists of the internal and external debt of the federal Government, State and local governments and public sector enterprises. Pursuant to the Constitution, the Brazilian Senate is vested with powers to establish, at the request of the President, (i) global limits for the consolidated debt of the federal Government, States and municipalities, (ii) the terms and conditions of the internal and external financial transactions of the Government, including public sector enterprises, at all levels of government, and (iii) the terms and conditions for guarantees of the federal Government of any internal or external financial transaction. In addition, all external financial transactions entered into at any level of government must be authorized by the Senate.

   The aggregate amount of consolidated gross public sector debt rose from $416.5 billion in 1997 to $449.3 billion in 1998, before dropping to $396.3 billion in 1999 and $389.1 billion in 2000. The declines in 1999 and 2000 are largely attributable to the devaluation of the real against the U.S. dollar; much of Brazil's public sector debt is not indexed to any foreign currency. However, consolidated gross public sector debt as a percentage of GDP rose during that time, from 51.7% of GDP in 1997 to 66.7% of GDP in 2000. Consolidated net public sector debt exhibited a similar trend, rising from $276.5 billion in 1997 to $319.5 billion in 1998, before dropping to $288.9 billion in 1999 and $288.1 billion in 2000. In 2001, the aggregate amount of consolidated gross public sector debt declined to $381.1 million. However, consolidated gross public sector debt as a percentage of GDP continued to rise to 71.2%. Consolidated net public sector debt reached $284.9 billion in 2001. Consolidated net public sector debt as a percentage of GDP rose from 34.3% of GDP in 1997 to 49.4% of GDP in 2000 and 53.3% of GDP on December 31, 2001. On April 30, 2002, consolidated net public sector debt stood at R$684.6 billion, or 54.5% of GDP.

   The substantial growth in the aggregate amount of consolidated gross public sector debt is attributable to the significant increase in the gross debt of the federal, State and local governments. The gross debt of the federal Government (including the Central Bank) rose from $371.4 billion (or 46.1% of
GDP) in 1997 to $412.1 billion (or 53.8% of GDP) in 1998, but dropped to $367.4 billion (or 62.5% of GDP) in 1999 before rising again to $386.8 billion (or 66.4% of GDP) in 2000. In 2001, gross debt of the federal Government declined to $385.6 billion, but, as a percentage of GDP, rose to 72.1%.

   The gross debt of State and local governments rose from $106.5 billion (or 13.2% of GDP) in 1997 to $111.3 billion (or 14.5% of GDP) in 1998, before dropping to $97.2 billion (or 16.6% of GDP) in 1999 and $96.3 billion (or 16.5% of GDP) in 2000. On December 31, 2001, the gross debt of State and local governments rose to $101.0 billion (or 18.9% of GDP). The gross debt of public sector enterprises, by contrast, declined each year during the period, from $34.4 billion (or 4.3% of GDP) in 1997 to $20.8 billion (or 3.9% of GDP) in 2001.

   Since December 31, 1993, the debt profile of the Republic has been substantially altered due to the Brady Plan-type restructuring of Brazil's external debt in April 1994. Following that restructuring, the maturity profile of Brazil's public sector external debt was substantially lengthened, from an average of 6.9 years at December 31, 1993 to an average of 8.8 years at December 31, 1996. The average maturity of Brazil's public sector external debt declined to 7.7 years at December 31, 1997, before rising to 7.9 years at December 31, 1998, 7.9 years at December 31, 1999, 9.8 years at December 31, 2000 and 8.9 years at December 31, 2001. See "--Debt Crisis and Restructuring". In 2000 and 2001, consolidated public sector external debt stood at $99.5 billion (or 16.9% of GDP) and $103.4 billion (or 20.5% of GDP) respectively. Interest and principal payments in respect of that debt amounted to approximately $52.1 billion, or 94.6% of exports, in 2000 and approximately $50.6 billion, or 86.9% of exports, in 2001.

   The following table sets forth the consolidated gross and net debt of the public sector for each of the periods indicated.

Table No. 31

                              Public Sector Debt

                                            As a %            As a %            As a %            As a %            As a %
                                    1997    of GDP    1998    of GDP    1999    of GDP    2000    of GDP    2001    of GDP
                                 ---------  ------ ---------  ------ ---------  ------ ---------  ------ ---------  ------
                                                       (in millions of dollars, except percentages)
Consolidated Gross Public Sector
 Debt*.......................... $ 416,483   51.7% $ 449,287   58.7% $ 396,260   67.5% $ 389,050   66.7% $ 381,100   71.2%
   Internal(1)..................   327,986   40.7    354,179   46.2    295,070   50.2    295,460   50.7    286,823   53.6
   External(2)..................    88,498   11.0     95,109   12.4    101,191   17.2     93,590   16.1     94,276   17.6
By Sector
Federal Government and Central
 Bank
 Gross Debt..................... $ 371,426   46.1% $ 412,149   53.8% $ 367,385   62.5% $ 386,789   66.4% $ 385,563   72.1%
   Internal.....................   301,904   37.5    333,788   43.6    283,450   48.3    309,319   53.1    303,546   56.7
Securities Debt.................   226,143   28.1    267,095   34.9    231,723   39.5    250,286   42.9    256,634   48.0
Other debt(3)...................    75,760    9.4     66,693    8.7     51,727    8.8     59,032   10.1     46,912    8.8
   External.....................    69,522    8.6     78,361   10.2     83,935   14.3     77,470   13.3     82,017   15.3
 Credits........................  (221,065) (27.5)  (220,686) (28.8)  (190,547) (32.4)  (206,206) (35.4)  (208,045) (38.9)
   Internal.....................  (167,219) (20.8)  (174,457) (22.8)  (153,119) (26.1)  (172,425) (29.6)  (170,541) (31.9)
   Public Sector(4).............   (84,529) (10.5)   (95,958) (12.5)   (88,107) (15.0)  (109,919) (18.9)  (114,540) (21.4)
   Other(5)(6)..................   (82,690) (10.3)   (78,499) (10.2)   (65,013) (11.1)   (62,506) (10.7)   (56,000) (10.5)
   External(7)..................   (53,846)  (6.7)   (46,229)  (6.0)   (37,428)  (6.4)   (33,781)  (5.8)   (37,504)  (7.0)
State and Local Government
 Gross Debt..................... $ 106,469   13.2% $ 111,274   14.5% $  97,224   16.6% $  96,325   16.5% $ 100,964   18.9%
   Internal.....................   102,612   12.7    106,184   13.9     91,966   15.7     90,667   15.6     95,344   17.8
   External.....................     3,857    0.5      5,090    0.7      5,258    0.9      5,658    1.0      5,620    1.1
 Credits........................    (2,587)  (0.3)    (2,900)  (0.4)    (1,717)  (0.3)    (1,511)  (0.3)    (1,997)  (0.4)
   Internal.....................    (2,587)  (0.3)    (2,900)  (0.4)    (1,717)  (0.3)    (1,511)  (0.3)    (1,997)  (0.4)
   Public Sector(8)(9)..........       0.0    0.0          0    0.0          0    0.0          0    0.0          0    0.0
   Other(6).....................    (2,587)  (0.3)    (2,900)  (0.4)    (1,717)  (0.3)    (1,511)  (0.3)    (1,997)  (0.4)
 External(7)....................         0    0.0          0    0.0          0    0.0          0    0.0          0    0.0
Public Sector Enterprises
 Gross Debt..................... $  34,418    4.3% $  32,238    4.2% $  28,714    4.9% $  28,332    4.8% $  20,777    3.9%
   Internal.....................    19,300    2.4     20,580    2.7     16,716    2.8     17,770    3.0     14,137    2.6
   External.....................    15,119    1.9     11,658    1.5     11,998    2.0     10,462    1.8      6,639    1.2
 Credits........................   (12,194)  (1.5)   (12,619)  (1.6)   (12,177)  (2.1)   (15,507)  (2.7)   (12,357)  (2.3)
 Internal.......................   (12,125)  (1.5)   (11,075)  (1.4)    (9,240)  (1.6)   (12,652)  (2.2)   (11,993)  (2.2)
   Public Sector(10)............   (11,301)  (1.4)   (10,416)  (1.4)    (8,956)  (1.5)   (12,377)  (2.1)   (11,664)  (2.2)
   Others(6)(11)................      (825)  (0.1)      (660)  (0.1)      (284)   0.0       (275)   0.0       (329)  (0.1)
 External(12)...................       (69)   0.0     (1,544)   0.2     (2,937)  (0.5)    (2,855)  (0.5)      (364)  (0.1)
Net Public Sector Debt(13)...... $ 276,467   34.3% $ 319,455   41.7% $ 288,882   49.2% $ 288,122   49.4% $ 284,906   53.3%
   Internal.....................   241,884   30.1    272,119   35.5    228,056   38.8    231,168   39.7    228,497   42.7
   External.....................    34,583    4.3     47,336    6.2     60,826   10.4     56,954    9.8     56,408   10.5

--------
* Consolidated gross public sector debt, as presented in this table, does not consolidate debts between public sector entities. This table does not include liabilities related to the FCVS program. See "--Housing Compensation Fund for Salary Fluctuation (Fundo de Compensacao de Variacoes Salariais)".
(1) Total domestic debt of Federal, State and local government less public sector internal credits.
(2) Total external debt of the Federal, State and local government, including short-term debt obligations.
(3) Includes monetary base, cruzados novos in accounts frozen under the Collor Plan, compulsory deposits required upon release of frozen accounts, other deposits of the financial system with the Central Bank and federal securities that can be used in the national privatization program. See "--Domestic Privatization Currencies".
(4) Debt of public enterprises owed to Banco do Brasil pursuant to Ministry of Finance Directive 30, debt securities issued by state and local governments, debt of States and municipalities issued under Resolution 8,727 of 1993 and credits from the Central Bank to state banks.
(5) Monetary reserves invested in overnight deposits, net banking debt, taxes receivable, social security, other accounts, FAT-BNDES and credits from the Central Bank to financial institutions.
(6) Other internal credits consist primarily of deposits at private sector financial institutions.
(7) External credits are equivalent to the federal Government's international reserves. The external credits of the federal Government and the Central Bank do not include collateral acquired in connection with the April 1994 debt restructuring.
(8) Internal public sector credits owed by other public sector entities. These amounts are consolidated into the consolidated gross public sector debt amounts above.
(9) Taxes receivable and demand deposits.
(10) Investments in public securities and short-term investments in public enterprises.
(11) Demand deposits.
(12) External credit available.

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

(13) Net public sector debt is consolidated gross public sector debt less aggregate credits of the federal Government and the Central Bank, State and local governments and public sector enterprises (excluding internal public sector credits that have been excluded from the calculation of consolidated gross public sector debt).
   Source:  Central Bank

Federal Domestic Securities Debt

   Federal domestic (internal) debt is primarily in the form of bills and notes issued by the National Treasury or the Central Bank with an average maturity of approximately 29.9 months as of December 31, 2000, 35.0 months in December 2001 and 35.6 months in April 2002. The following table shows the outstanding consolidated federal internal debt in the form of government bills and notes for the periods indicated.

Table No. 32

               Consolidated Federal Internal Securities Debt(1)

                    National
                    Treasury   Central Bank          Real Change
                   Liabilities Liabilities   Total  For Period(2)
                   ----------- ------------ ------- -------------
                              (in millions of dollars)
              1997   170,433      58,436    228,869     35.4
              1998   181,311      86,629    267,940     24.4
              1999   196,691      35,226    231,918      6.8
              2000   221,029      42,914    263,943     13.6
              2001   212,437      52,596    265,033      8.1

--------
(1) Securities issued by the federal Government to finance its current deficits and by the Central Bank for its open market operations. Data are for end of period. Data for 2000 and subsequent periods include securitized debt and securitizations under the FCVS program. See "-- Housing Compensation Fund for Salary Fluctuation (Fundo de Compensacao de Variacoes Salariais)".
(2) Deflated by GPI-DS centered at the end of the month.
   Source:  Central Bank

   The aggregate amount of the federal domestic securities debt held outside the Central Bank rose from $228.9 billion on December 31, 1997 to $265.0 billion on December 31, 2001, representing real growth of 17.2% per annum in the aggregate amount of federal marketable securities and an increase from 28.5% of GDP to 49.6% of GDP.

   Since 1994, debt management policy has aimed at lengthening the maturity of domestic public debt, as well as consolidating a domestic yield curve by means of selling fixed income government securities. In December 2001, the average maturity of Brazil's domestic debt securities was 34.97 months, up from 27.13 months in December 1999 and 29.85 months in December 2000.

   A portion of the federal Government's federal domestic securities debt is indexed to inflation indices or foreign currencies. On December 31, 2001, Brazil's U.S. dollar-indexed domestic securities debt totalled approximately R$178.5 billion (28.6% of all federal debt securities). A significant percentage of this debt was indexed to the U.S. dollar; the percentage of Brazil's domestic debt securities that was indexed to the U.S. dollar was 8.3% in December 1994, 15.4% in December 1997, 21.0% in December 1998, 24.2% in December 1999, 22.3% in December 2000 and 28.6% in December 2001. On February 28, 2002, Brazil's U.S. dollar-indexed domestic securities debt totaled approximately R$181.3 billion (28.7% of all federal debt securities), an increase from the approximately R$119.8 billion (23.1% of all federal debt securities) of such securities on February 28, 2001.

   Following the implementation of the Plano Real in July 1994, the level of inflation was sharply reduced and the financial markets began to accept fixed-rate federal Government securities with longer maturities. On December 31, 2001, such securities represented 7.8% of the total internal treasury instruments in circulation. An additional 28.6% was indexed to the U.S. dollar. Floating-rate federal Government securities indexed to the Over/Selic rate represented 52.8% of all internal instruments in circulation on that date.

   On November 4, 1999, the Government announced a set of measures intended to simplify Brazil's domestic securities market and to increase the liquidity of public sector debt securities. The proposed reforms include, among other things, a reduction in the number of maturities of government securities in the market, a reduction in the frequency of public offerings, an increase in the size of issues of long-term fixed-rate securities, the issuance by the Government of zero-coupon dollar-indexed securities and arrangements for the separate trading of the principal and interest components of such securities having a maturity of less than five years and the issuance of government debt securities in the SELIC book-entry system, with settlement of trades on the business day following the trade date.

Domestic Privatization Currencies

   In addition to federal domestic securities debt in the form of bills and notes issued by the National Treasury or the Central Bank, the federal Government from time to time has issued securities that may be redeemed at face value in connection with the privatization of Government assets ("Privatization Currencies"). Privatization Currencies include, among others, Siderbras debentures, Eletrobras securitized credits and various credits extended to the agricultural sector. The aggregate amount of Privatization Currencies outstanding and not yet utilized for privatization purchases as of June 30, 2001 was R$28.9 billion. In addition, the FCVS securities proposed to be issued under Provisional Measure No. 1,520 are eligible for use as a domestic privatization currency. See "--Housing Compensation Fund for Salary Fluctuation (Fundo de Compensacaode Variacoes Salariais)". However, the Government has not permitted the use of Privatization Currencies in recent privatizations.

Housing Compensation Fund for Salary Fluctuation (Fundo de Compensacao de Variacoes Salariais)

   Beginning in 1967, the Brazilian Government introduced a series of measures designed to provide subsidies to homeowners to address the effects of high inflation on mortgage rates. These subsidies were implemented in the form of the so-called Fundo de Compensacao de Variacoes Salariais ("FCVS"), which was used to provide mortgage lenders in Brazil with a credit in an amount equal to the difference between the lender's actual cost of funds and the amounts that the mortgagor/borrower was legally obligated to pay under the terms of his mortgage. Under the FCVS program, the mortgagor/borrower was absolved of the responsibility to pay the amount guaranteed by the Government, and the lending institution recorded as an asset the amount of the FCVS subsidy receivable. The FCVS program has not covered any mortgages entered into after March 1990. The aggregate amount of the FCVS subsidy constitutes a liability of the Government; the FCVS subsidy is not accounted for as borrowed money and, therefore, is not reflected in the amount of the Republic's outstanding domestic public indebtedness. Although the macroeconomic effects of the FCVS subsidies (among others, the expansion of credit in the housing market and the continued growth of the housing sector) were largely absorbed by the Brazilian economy during the periods of high inflation during which the FCVS subsidy accumulated, a number of Brazilian financial institutions now hold large, illiquid stocks of FCVS assets (which, in turn, represent a liability of the Government on account of the subsidy).

   In furtherance of the Plano Real's goals of restructuring the monetary and fiscal policies of the Government to ensure long-term economic stability and growth, the Government announced, in September

1996, a plan to issue securities in exchange for the accumulated liability attributable to the FCVS subsidy. This measure is intended to provide financial institutions holding FCVS assets with an opportunity to exchange such assets for newly issued, liquid, government securities.

   The liability of the Government for the FCVS subsidy falls into two categories: (i) FCVS liabilities that relate to mortgages on which no further contractual payments are outstanding and which, therefore, are determinate as to principal amount ("determinate FCVS liabilities"); and (ii) potential FCVS liabilities that relate to mortgages on which additional contractual payments are due and under which additional FCVS liabilities may continue to accrue ("potential FCVS liabilities"). As of December 31, 2000, the Government had estimated that the aggregate amount of determinate FCVS liabilities would not exceed R$68.5 billion (of which R$39.4 billion is claimed as due and payable by the financial institutions receiving such credits and R$29.1 billion is claimed as payable but not yet due). The amount of the additional potential FCVS liabilities on outstanding mortgages is the subject of a Government audit and cannot be reliably estimated before such audit is substantially complete; however, the Government believes that if the new measures are effectively implemented, the amount of potential FCVS liabilities can be significantly reduced from the maximum of approximately R$34 billion that has been suggested in preliminary, unofficial estimates. Under the original FCVS program, the amounts payable thereunder accrued interest at an average rate of approximately TR+9.5% per annum. The Government plans to implement measures which are designed to reduce its FCVS liabilities generally by instituting auditing and verification procedures to ensure compliance with FCVS program requirements. In addition, the Government's proposal includes steps intended to reduce significantly its exposure for potential FCVS liabilities by offering incentives to homeowners to prepay FCVS loans, and by reducing the rate of interest payable on FCVS obligations.

   The Government's FCVS initiative, as set forth in Provisional Measure No. 1,520 of September 24, 1996, provides that all properly audited FCVS claims can be exchanged for one of two new 30-year Government debt securities denominated in reais, one paying interest at a rate of TR+3.12% per annum and exchangeable for FCVS credits funded by housing finance institutions with resources made available through another Government program, the Time-in-Service Guarantee Fund (FGTS), and the second paying interest at a rate of TR+6.17% per annum and exchangeable for FCVS credits funded by financial institutions with savings deposits. The interest rates on the two new types of securities reflect the interest rates payable by financial institutions on FGTS funds and on savings deposits, respectively. The average rate of interest on such new securities would be approximately TR+5.1%, representing a significant reduction from the average rate of interest applicable to the existing FCVS liabilities. The new securities provide for an eight-year grace period on interest payments and a twelve-year grace period on payments of principal. The securities will be usable as domestic Privatization Currencies for purchases in privatization transactions. Because the amount of the new FCVS securities ultimately issued will depend in part on the results of the Government's auditing process and on concluding satisfactory exchange agreements with the current holders of FCVS credits, it is not currently possible to predict the fiscal impact of the issuance of such new securities over the next few years. Although the issuance of securities in exchange for FCVS liabilities could, over time, require the recognition of domestic public sector debt, the Government believes that effective implementation of the auditing and verification procedures required by the new measure should result in a reduction in the aggregate amount of FCVS liabilities eligible for exchange for new securities.

External Debt

   Prior to 1994, much of Brazil's public sector medium- and long-term external debt consisted of loans from commercial banks denominated in U.S. dollars bearing interest at floating rates. This debt was incurred in large part as financing for Brazil's policy of growth through import substitution, which characterized the period from the 1950s through 1982. The bulk of the proceeds of this debt was used to finance large infrastructure projects and to strengthen the capital goods industry. With the inception of the debt crisis in 1982, however, voluntary lending to Brazil by commercial banks ceased. Brazil subsequently underwent several rounds of debt restructurings that culminated in a Brady Plan-type restructuring in 1994 that substantially altered the Republic's external debt profile. The percentage of Brazil's public sector external debt represented by bonds increased significantly as a result of that restructuring, and the maturity profile of such debt was substantially lengthened, from an average of 6.9 years at December 31, 1993 to an average of 8.8 years at December 31, 1996. The 1994 restructuring also reduced previously outstanding principal obligations by approximately $4 billion, after giving effect to the capitalization of interest arrears. See "--Debt Crisis and Restructuring".

   On December 31, 2001, Brazil's consolidated gross public sector external debt totaled $103.4 billion, or 20.5% of GDP. Approximately $11.9 billion of this debt was owed to commercial banks, $8.7 billion to foreign governments, $28.3 billion to international financial institutions, $54.0 billion to bondholders and $498 million to suppliers and other creditors. The average maturity of Brazil's public sector external debt has declined in recent years, reaching 7.7 years on December 31, 1997, 7.9 years on December 31, 1998, 7.9 years on December 31, 1999, 9.8 years on December 31, 2000 and 8.9 years on December 31, 2001.

   International capital market issues by the Republic during 2001 and 2002 (prior to the date of this report) included:

  . an offering of $1.5 billion aggregate principal amount of Brazil's 10 1/4% U.S. Dollar-Denominated Global Bonds due 2006 on January 11, 2001;

  . an offering of Euro 1 billion aggregate principal amount of Brazil's 9 1/2% Notes due 2011 on January 24, 2001;

  . an offering of $2.15 billion aggregate principal amount of Brazil's 8 7/8% U.S. Dollar-Denominated Global Bonds due 2024 on March 22, 2001;

  . an offering of (Yen)80 billion aggregate principal amount of Brazil's 4 3/4% Yen Bonds due 2007 on April 10, 2001;

  . an offering of an additional $500 million aggregate principal amount of Brazil's 11 1/4% U.S. Dollar-Denominated Global Bonds due 2007 on April 17, 2001;

  . an offering of an additional Euro 500 million aggregate principal amount of Brazil's 9% Notes due 2005 on May 9, 2001;

  . an offering of $1 billion aggregate principal amount of Brazil's 9 5/8% U.S. Dollar-Denominated Global Bonds due 2005, exchangeable for 12 3/4% U.S. Dollar-Denominated Global Bonds due 2020 on May 17, 2001;

  . an offering of (Yen)200 billion aggregate principal amount of Brazil's 3 3/4% Yen Bonds due 2003 on August 30, 2001;

  . an offering of $1.25 billion aggregate principal amount of Brazil's 11% U.S. Dollar-Denominated Global Bonds due 2012 on January 11, 2002;

  .  an offering of $1.25 billion aggregate principal amount of Brazil's
     11 1/2% U.S. Dollar-Denominated Global Bonds due 2008 on March 12, 2002;

  . an offering of Euro 500 million aggregate principal amount of Brazil's 11 1/2% Notes due 2009 on April 2, 2002; and

  . an offering of $1 billion aggregate principal amount of Brazil's 12% U.S. Dollar-Denominated Global Bonds due 2010 on April 16, 2002.

   The following table sets forth details of Brazil's public sector external debt by type of borrower at the end of the periods indicated.

Table No. 33

              Public Sector External Debt by Type of Borrower(1)

                                         As of December 31,
                           ----------------------------------------------
                             1997     1998      1999      2000     2001
                           -------  --------  --------  -------  --------
                             (in millons of dollars, except percentages)
     Central Government... $65,989  $ 66,777  $ 68,959  $72,592  $ 71,191
     Public Entities(2)...  19,681    36,267    35,801   26,916    32,259
        Guaranteed........  10,111    19,829    15,903   12,577    18,599
        Non-Guaranteed....   9,570    16,438    19,898   14,339    13,660
     Total(3)............. $85,670  $103,044  $104,760  $99,508  $103,449
     External Debt/GDP (%)    10.7%     13.3%     18.8%    16.9%     20.5%

--------
(1) Debt with an original maturity of one year or more.
(2) Includes indebtedness of the Central Bank, public enterprises, mixed-ownership enterprises, semi-autonomous entities, States and municipalities.
(3) Private sector external debt (i.e., debt with an original maturity of one year or more) totaled $82.1 billion in 1997, $117.3 billion in 1998, $114.4 billion in 1999, $115.9 billion in 2000 and $89.3 billion in 2001.
Source:  Central Bank

   The following table sets forth Brazil's public sector external debt by type of creditor at the end of the periods indicated.

Table No. 34

              Public Sector External Debt by Type of Creditor(1)

                                            As of December 31,
                                ------------------------------------------
                                 1997     1998     1999    2000     2001
                                ------- -------- -------- ------- --------
                                         (in millions of dollars)
     Commercial Banks.......... $11,136 $ 12,489 $ 10,491 $11,807 $ 11,908
     Foreign Governments.......  13,226   13,263   12,312  10,981    8,690
     Multilateral Organizations  10,436   21,600   28,125  20,732   28,339
     Bondholders...............  49,069   49,565   51,717  54,631   54,014
     Suppliers.................     430      518      632     569      479
     Other.....................   1,373    5,609    1,483     788       19
                                ------- -------- -------- ------- --------
     Total..................... $85,670 $103,044 $104,760 $99,508 $103,449
                                ======= ======== ======== ======= ========

--------
(1) Debt with an original maturity of one year or more. Includes indebtedness of the Central Bank, public enterprises, mixed-ownership enterprises, semi-autonomous entities, States and municipalities. Private sector external debt (i.e., debt with an original maturity of one year or more) totaled $82.1 billion in 1997, $117.3 billion in 1998, $114.4 billion in 1999, $115.9 billion in 2000 and $89.3 billion in 2001.
Source:  Central Bank

   The following table sets forth Brazil's public sector external debt by currency at the end of the periods indicated.

Table No. 35

              Public Sector External Debt by Type of Currency(1)

                          As of            As of            As of            As of            As of
                       December 31,     December 31,     December 31,     December 31,     December 31,
                           1997             1998             1999             2000             2001
                     ---------------  ---------------  ---------------  ---------------  ---------------
                        (in              (in              (in              (in              (in
                     millions)  (%)   millions)  (%)   millions)  (%)   millions)  (%)   millions)  (%)
                     --------- -----  --------- -----  --------- -----  --------- -----  --------- -----
U.S. Dollars........  $57,916   67.6%  $66,766   64.8%  $60,826   58.1%  $56,827   57.1%  $53,091   51.3
Japanese Yen........    4,731    5.5     5,289    5.1     6,066    5.8     7,987    8.0     9,438    9.1
Due to World Bank(2)    5,552    6.5     6,224    6.0     6,782    6.5     7,334    7.4     7,911    7.6
Deutsche Marks......    5,533    6.5     5,757    5.6     4,500    4.3     3,954    4.0     2,680    2.6
French Francs.......    3,003    3.5     2,765    2.7     2,077    2.0     1,814    1.8     1,418    1.4
Due to IDB(2).......    4,839    5.6     6,411    6.2     9,022    8.6    11,273   11.3    11,760   11.4
Pounds Sterling.....    1,533    1.8     1,365    1.3     1,008    1.0       899    0.9       764    0.7
Swiss Francs........      558    0.6       521    0.5       400    0.4       378    0.4       240    0.2
Canadian Dollars....      178    0.2       154    0.1       151    0.1       140    0.1        92    0.1
Special Drawing
 Rights.............       32    0.0     4,795    4.7     8,852    8.4     1,787    1.8     8,361    8.1
European Currency
 Units..............       --     --       931    0.9     3,636    3.5     5,751    5.8     6,788    6.6
Others..............    1,795    2.1     2,066    2.0     1,460    1.4     1,364    1.4       907    0.9
                      -------  -----  --------  -----  --------  -----   -------  -----  --------  -----
Total...............  $85,670  100.0% $103,044  100.0% $104,760  100.0%  $99,508  100.0% $103,449  100.0%
                      =======  =====  ========  =====  ========  =====   =======  =====  ========  =====

--------
(1) Debt with an original maturity of one year or more. Includes indebtedness of the Central Bank, public enterprises, mixed-ownership enterprises, semi-autonomous entities, States and municipalities. Private sector external debt (i.e., debt with an original maturity of one year or more) totaled $82.1 billion in 1997, $117.3 billion in 1998, $114.4 billion in 1999, $115.9 billion in 2000 and $89.3 billion in 2001.
(2) Consists primarily of Dollars, Yen, Swiss Francs and Deutsche Marks.
Source:  Central Bank

   The following table sets forth the amortization schedule of Brazil's public sector external debt by creditor.

Table No. 36

       Public Sector External Debt Amortization Schedule by Creditor(1)

                           Outstanding
                              as of
                           December 31,                                                              2010 and
                               2001      2002    2003    2004    2005    2006   2007   2008   2009  thereafter
                           ------------ ------- ------- ------- ------- ------ ------ ------ ------ ----------
                                                        (in millions of dollars)
Multilateral Organizations   $ 28,339   $ 4,685 $ 6,964 $ 4,749 $ 2,441 $1,136 $1,062 $  949 $  888  $ 5,465
Commercial Banks..........     11,908     2,876   1,152   1,472   1,684  1,518    938  1,118    113    1,038
Foreign Governments.......      8,690     1,231   1,311   1,413   1,537  1,667    206    196    162      966
Bondholders...............     54,014     2,047   3,251   5,340   4,469  4,228  4,850  2,992  3,251   23,585
Suppliers.................        479       165     134      69      31     22     11      8      6       32
Other.....................         19        12       2       1       1      1      0      0      0        0
                             --------   ------- ------- ------- ------- ------ ------ ------ ------  -------
Total.....................   $103,449   $11,017 $12,813 $13,044 $10,164 $8,573 $7,068 $5,264 $4,420  $31,087
                             ========   ======= ======= ======= ======= ====== ====== ====== ======  =======

--------
(1) Debt with an original maturity of one year or more. Amortization figures in this table include only scheduled payments on outstanding debt as of December 31, 2001. Includes indebtedness of the

   Central Bank, public enterprises, mixed ownership enterprises, semi-autonomous entities, States and municipalities.
Source:  Central Bank

   On November 13, 1998, the IMF announced a $41.8 billion support package for Brazil, of which approximately $18.3 billion is to be provided by the IMF, $4.5 billion by each of the World Bank and the Inter-American Development Bank and $14.5 billion by 20 countries through a credit facility coordinated by the Bank for International Settlements and the Ministry of Finance of Japan. As of December 31, 1999, Brazil had received advances from the IMF, the BIS and the Bank of Japan totaling approximately $20.3 billion under the IMF-led support program and had repaid approximately $8.0 billion of such advances, leaving approximately $12.1 billion outstanding under the support program as of that date. In April 2000, Brazil prepaid an additional $10.3 billion, representing the payment in full of all emergency credit lines under the program. As of April 19, 2001, $1.7 billion in standby loans remained outstanding under the support program. See "Introduction" and "The Brazilian Economy--Plano Real and Current Economic Policy".

   On September 14, 2001, the IMF announced that its Executive Board had approved a new standby facility for Brazil in the amount of SDR 12.14 billion (approximately $15.6 billion) in support of the Government's economic and financial program through December 2002. Approximately $4.7 billion was available immediately, and Brazil made purchases totaling approximately $4.7 billion at the time the facility was established. The remainder was to be made available in five installments, subject to the satisfaction of certain performance criteria set forth in the Memorandum of Economic Policies accompanying Brazil's Letter of Intent dated August 23, 2001. These performance criteria included targets for the primary surplus of 3.35% of GDP for 2001 and 3.5% of GDP for 2002 (an increase from the 3.0% target for both years under Brazil's December 1998 IMF facility) and a net international reserves floor of $20 billion (a $5 billion reduction from the floor under Brazil's December 1998 IMF facility). The new standby facility replaced the three-year standby arrangement announced in November 13, 1998.

   On January 23, 2002, the IMF announced that it had completed its first review under the facility and that Brazil had satisfied the performance criteria that would permit Brazil to draw, if needed, the next installment of SDR 358.6 million (approximately $448 million). On March 26, 2002, the IMF announced that it had completed its second review under the facility and that Brazil's satisfaction of the performance criteria under the facility would permit Brazil to draw, if needed, an additional amount of SDR 3.7 billion (approximately $5 billion).

   On December 19, 2000, the Federal Senate approved an increase to $30 billion (or its equivalent in another currency) in the aggregate principal amount of bonds that Brazil is permitted to issue under its Program for the Issuance and Sale of National Treasury Bonds Abroad. The proceeds of any bonds issued under that program are to be used to refinance internal indebtedness of Brazil at a lower cost and for a longer term. The previous limit on Brazil's borrowing authority under the program was $20 billion (or its equivalent in another currency).

Debt Crisis and Restructuring

   With the inception of the debt crisis in 1982, voluntary lending to Brazil by commercial banks ceased. With its foreign reserves in decline, Brazil struggled to make debt service payments by achieving substantial trade surpluses. Emergency lending by commercial banks and multilateral organizations in 1983 and 1984, together with a rescheduling of outstanding commercial bank debt, helped to stem the loss of reserves. In 1983, the IMF undertook to provide Brazil with 4.2 billion SDR (approximately $4.6 billion as of December 31, 1982) over a three-year period, and commercial bank creditors agreed to reschedule $4.5 billion in principal payments and provide $4.4 billion in new money. Agreement was also reached with the country's foreign governmental (Paris Club) creditors that year, resulting in the restructuring of 95% of

Brazil's principal and interest obligations falling due during the period from August 1, 1983 through December 31, 1984, as well as arrearages relating to the period from January 1, 1983 through July 31, 1983 in the aggregate amount of approximately $3 billion. In 1984, commercial bank creditors agreed to an additional rollover of $5.2 billion in principal and a new money facility for $6.5 billion in additional funds. Brazil's subsequent inability to meet all of the lending conditions established by the IMF led to a succession of new letters of intent and periodic suspensions of IMF disbursements.

   Brazil did not seek new money from commercial banks in a 1986 debt rescheduling covering approximately $16 billion of 1985 and 1986 medium- and long-term maturities and approximately $15 billion of short-term trade and interbank lines. A sharp drop in reserves in 1986 as a result of a large capital account deficit and a sizable current account shortfall led the Government to declare a moratorium on principal and interest payments to commercial banks in February 1987.

   1988 Financing Plan. In September 1988, Brazil's bank creditors agreed, among other things, to reschedule approximately $61 billion over a 20-year period pursuant to a Multi-Year Deposit Facility Agreement ("MYDFA") and to provide an additional $5.2 billion in new money pursuant to a Parallel Financing Agreement (a syndicated term loan), a Commercial Bank Cofinancing Agreement (a parallel cofinancing with certain World Bank project and sector loans), a New Money Trade Deposit Facility Agreement (to be used for medium-term trade finance starting one year after original disbursement) and New Money Bonds. Approximately $1.0 billion of Brazil Investment Bonds were also issued as part of this package, and approximately $15 billion of short-term lines were extended. The deal was accompanied by an IMF standby arrangement of $1.44 billion agreed in August 1988. The IMF suspended disbursements in 1989, however, because of the Government's inability to meet public-sector deficit targets. As a result, the third tranche ($600 million) of the $5.2 billion new money package was not disbursed. With reserves once again under pressure, the Government imposed new limitations on interest payments to holders of external commercial bank debt in July 1989.

   Brazil initiated formal negotiations with commercial bank creditors in August 1990. As of January 1991, the Government permitted the full payment of external debts owed by private sector and financial institution borrowers and the servicing of 30.0% of interest payments due and payable by public sector obligors. Following the promulgation of Resolution No. 1,812 dated April 5, 1991 of the National Monetary Council of Brazil, the treatment previously accorded to private sector debt was extended to the external debt obligations of Petrobras and CVRD and their subsidiaries. In April 1991, Brazil and the Bank Advisory Committee ("BAC"), consisting of twenty of Brazil's largest commercial bank creditors, reached agreement on the treatment of approximately $9.1 billion in interest arrears accrued on Brazil's external commercial bank debt through December 31, 1990. Under the agreement, the commercial banks received $2 billion of that amount in 1991, and the remainder of such past due interest was exchanged for approximately $7.1 billion aggregate principal amount of IDU Bonds on November 20, 1992 and March 18, 1993.

   1992 Arrangements with IMF and Paris Club. In January 1992, Brazil reached agreement with the IMF on a standby facility of 1.5 billion SDR (approximately $2 billion). Of this amount, 75.0% was to have entered the country in the form of new money, while the remaining 25.0% was to have been used to finance the acquisition of collateral for the proposed restructuring of Brazil's medium- and long-term public sector indebtedness described below. The standby arrangement was subsequently suspended, however, because of Brazil's inability to meet agreed performance criteria targets, leaving 1.37 billion SDR undrawn as of the August 31, 1993 facility expiration date.

   On February 26, 1992, Brazil reached agreement with Paris Club creditors for the rescheduling of debt totaling $12.1 billion owed to other governments and governmental agencies. The agreement required Brazil to make approximately $4.1 billion in debt service payments in 1992 and 1993 and provided for the rescheduling of approximately $11 billion over a fourteen-year period, with a grace period of three years. Brazil has completed bilateral agreements implementing the February 1992 accord with all countries.

   1992 Financing Plan. On July 9, 1992, Brazil and the BAC reached an agreement-in-principle on the restructuring of Brazil's medium- and long-term public sector indebtedness owed to commercial banks, as well as on a parallel arrangement for interest arrears accrued in respect of such indebtedness since January 1, 1991. Pursuant to that agreement, on April 15, 1994, Brazil issued approximately $43.1 billion principal amount of bonds to holders of certain medium- and long-term public sector debt ("Eligible Debt") of Brazil or guaranteed by Brazil owed to commercial banks and certain other private sector creditors in consideration for the tender by such holders of their Eligible Debt and interest arrears accrued in respect thereof since January 1, 1991 ("Eligible Interest"). The bonds were issued pursuant to exchange agreements implementing the Republica Federativa do Brasil 1992 Financing Plan (the "1992 Financing Plan"), which provided for the restructuring of approximately $41.6 billion of Eligible Debt and arrangements for approximately $5.5 billion of Eligible Interest. Brazil's Financing Plan was a "Brady Plan"-type restructuring, the term coined for debt restructuring based on the policy articulated by U.S. Treasury Secretary Nicholas Brady in a speech before the Third World Debt Conference in March 1989. The Brady Plan advocated restructurings which would, among other things, (i) exchange debt for freely transferable bonds, (ii) result in significant reductions in the level of debt and the rate of interest payable thereon, and (iii) collateralize some types of new bonds with the pledge of U.S. Treasury zero-coupon obligations.

   Holders of Eligible Debt exchanged their Eligible Debt for the following types of bonds: (i) Par Bonds ("Par Bonds"), (ii) Discount Bonds ("Discount Bonds"), (iii) Front-Loaded Interest Reduction Bonds ("FLIRBs"), (iv) Front-Loaded Interest Reduction with Capitalization Bonds ("C-Bonds"), and (v) a combination of New Money Bonds ("New Money Bonds") and Debt Conversion Bonds ("Debt Conversion Bonds"). Eligible Interest was exchanged (after giving effect to certain interest rate adjustments and cash interest payments made by Brazil pursuant to the 1992 Financing Plan) for EI Bonds (the "EI Bonds"). The Par Bonds, Discount Bonds, FLIRBs, C-Bonds, New Money Bonds, Debt Conversion Bonds and EI Bonds are referred to herein collectively as the "Brady Bonds". Subject to their respective terms, each of the Brady Bonds is eligible for use as currency in the Brazilian privatization program.

   The agreements implementing the 1992 Financing Plan provide for the collateral securing the Par Bonds and Discount Bonds to be delivered in four installments, with the last such installment to be delivered in April 1996. On October 12, 1995, the Republic accelerated its delivery of collateral by delivering the final installment on that date. As a result, the 1992 Financing Plan has been fully implemented.

   The 1992 Financing Plan produced a reduction of approximately $4 billion in the stock of Eligible Debt; the $11.2 billion of Eligible Debt tendered for Discount Bonds resulted in the issuance of $7.3 billion of such bonds. In addition, the Government estimates that the 1992 Financing Plan will generate another $4 billion in interest savings over the 30-year repayment period. After giving effect to the completion of the phased delivery of collateral in October 1995, Brazil had approximately $17.8 billion of its external debt in the form of Par Bonds and Discount Bonds. The total cost of collateral to the Republic was approximately $3.8 billion.

   At the Republic's option, the Brady Bonds may be redeemed at par in whole or in part prior to their maturity. The EI Bonds and New Money Bonds also include a mandatory redemption provision under which the Republic is required to redeem the EI Bonds and New Money Bonds at par if the Republic prepays certain obligations.

   On September 12, 1996 the Federal Senate passed Resolution No. 69, which authorizes the Republic to repurchase or exchange its outstanding external indebtedness in the secondary market either for cash or for new securities issued by the Republic, provided that such repurchase or exchange of indebtedness permits the Republic to reduce its outstanding external indebtedness, reduce its debt service, lengthen the term of the indebtedness or otherwise improve the external debt profile of the Republic. The Republic has completed eight exchange offers and repurchase transactions pursuant to Resolution No. 69. Through such exchange offers and repurchase transactions, the Republic acquired and subsequently cancelled approximately $2.5 billion aggregate principal amount of Par Bonds, approximately $5.0 billion aggregate principal amount of Discount Bonds, approximately $1.1 billion aggregate principal amount of FLIRBs, approximately $2.3 billion aggregate principal amount of C-Bonds, approximately $2.1 billion aggregate principal amount of Debt Conversion Bonds, approximately $1.7 billion aggregate principal amount of EI Bonds, approximately $113 million aggregate principal amount of Brazil Investment Bonds due 2013, approximately $200 million aggregate principal amount of IDU Bonds and euro 34 million aggregate principal amount of euro-denominated bonds issued in the capital markets.

   Certain Brazilian banks undergoing intervention or nonjudicial liquidation are holders of Brady Bonds. Certain of such banks owe significant sums to the Central Bank, which sums may be liquidated in whole or in part by the transfer of Brady Bonds to the Central Bank. In December 1997, approximately $5.3 billion aggregate principal amount of Par Bonds that had been pledged to the Central Bank by Brazilian banks undergoing liquidation were cancelled, following the sale of such Par Bonds to the National Treasury in exchange for National Treasury Notes.

   The following chart sets forth certain summary information with respect to each series of Brady Bonds outstanding on December 31, 2001.

Table No. 37

                     Debt Securities Created by Brady Plan

                                                                   Total Principal
                                                                        Amount
                                                                 of Bonds outstanding
                                                                 on December 31, 2001
      Bond Type       Annual Interest Rate Principal Repayment (in millions of dollars) % of Total
      ---------       -------------------- ------------------- ------------------------ ----------
Par Bonds............ Fixed rates           4/15/24                     $2,054             10.83%
                      stepping up from
                      4% to 6% in year
                      6 and subsequent
                      years
Discount Bonds....... Six-month LIBOR       4/15/24                      2,181             11.50
                      + 13/16%
FLIRBs............... Various fixed rates   in 13 consecutive              607              3.20
                      stepping up from      equal semi-annual
                      4% to 5% in year      installments
                      6; thereafter six-    beginning 4/15/03
                      month
                      LIBOR+ 13/16%
C-Bonds.............. 8%(1)                 in 21 consecutive            6,540             34.50
                                            equal semi-annual
                                            installments
                                            beginning
                                            4/15/04(2)
New Money Bonds...... Six-month LIBOR       in 17 consecutive            1,562              8.24
                      + 7/8%                equal semi-annual
                                            installments
                                            beginning 4/15/01
Debt Conversion Bonds Six-month LIBOR       in 17 consecutive            3,794             20.01
                      + 7/8%                equal semi-annual
                                            installments
                                            beginning 4/15/04
EI Bonds............. Six-month             in 19 consecutive            2,220             11.71
                      LIBOR+ 13/16%         semi-annual
                                            installments
                                            beginning 4/15/97
                                                                       -------            ------
Total................                                                  $18,958            100.00%
                                                                       =======            ======

--------
(1) A portion of the interest payable under C-Bonds during the first six years from the April 15, 1994 exchange date has been capitalized as principal.
(2) Principal to be repaid under the C-Bonds includes capitalized interest.
Source: National Treasury Secretariat and Central Bank

Debt Record

   As part of the reorganization of the public sector, particularly as initiated during the Collor Administration, the Republic has begun the liquidation of certain public sector entities and proceeded to assume their current and past due debts. In such cases, the Republic first confirms the amount and authenticity of the debts and then honors those obligations through the issuance primarily of instruments eligible for use in the privatization program or, in some cases, National Treasury Notes. This process is also applied to certain obligations of the Republic arising from internal financing mechanisms in the housing and electricity sectors.

   The Republic has defaulted on and rescheduled loans from commercial banks and official creditors. See "--Debt Crisis and Restructuring". Throughout the debt restructuring process from 1982 to 1994, the Republic continued to make principal and interest payments on its external bonded indebtedness in accordance with the terms of such indebtedness. Prior to 1994, a very small percentage of Brazil's external indebtedness was represented by bonds; however, this percentage has increased significantly as a result of the Brady Plan-type restructuring described above.

                     TABLES AND SUPPLEMENTARY INFORMATION
Table No. 38

                External Direct Debt of the Federal Government

                                                                                                                Principal
                                                                                                                Amount(1)
                                                                                                               Outstanding
                                                                                                                    At
                                                                     Issue      Final                 Amount   December 31,
                                                         Interest    Date      Maturity   Currencies Disbursed     2001
                                                         --------  ---------- ----------- ---------- --------- ------------
                                                                              (in millions of dollars)
Multilateral Organizations
World Bank..............................................  Various     Various     Various  Various    8,147.3     5,634.4
Inter-American Development Bank (IDB)...................  Various     Various     Various  Various    4,621.2     3,938.3
Others..................................................  Various     Various     Various  Various       91.7        47.4
                                                                                                                 --------
Total (Multilateral Organizations)......................                                                         $9,620.1
Foreign Governments
Foreign Governmental Agencies...........................
Original Loans..........................................  Various     Various     Various  Various   $2,493.9    $1,008.9
Paris Club Phase IV.....................................  Various   26-Feb-92   31-Dec-06  Various    8,450.8     5,870.4
                                                                                                                 --------
Total (Foreign Governments).............................                                                         $6,879.3
Bonds (BRADIES)
1994 Eligible Interest Bond (EI Bond)(2)................ Floating   15-Apr-94   15-Apr-06      US$   $5,430.6    $2,220.2
1994 Front-Loaded Interest Reduction Bond (FLIRB).......  Various   15-Apr-94   15-Apr-09      US$    1,737.7       607.1
1994 New Money Bond..................................... Floating   15-Apr-94   15-Apr-09      US$    2,539.1     1,562.4
1994 Debt Conversion Bond............................... Floating   15-Apr-94   15-Apr-12      US$    8,489.9     3,794.1
1994 Front-Loaded Interest Reduction with Capitalization
 Bond ("C" Bond)........................................  Various   15-Apr-94   15-Apr-14      US$    9,086.3     6,539.6
1994 Discount Bond...................................... Floating   15-Apr-94   15-Apr-24      US$   11,210.0     2,181.0
1994 Par Bond...........................................  Various   15-Apr-94   15-Apr-24      US$   10,491.1     2,053.5
                                                                                                                 --------
Total ("Bradies").......................................                                                         18,957.9
Bonds (GLOBAL)
1997 Global Bond BR 04..................................   10.125%  09-Jun-97   15-May-27      US$    3,000.0     3,000.0
2001 Global Bond BR 05..................................    9.625%  17-May-01 17-Jul-2005      US$    1,000.0     1,000.0
2001 Global Bond BR 06..................................   10.500%  11-Jan-01   11-Jan-06      US$    1,500.0     1,500.0
2000 Global Bond BR 07..................................   12.250%  26-Jul-00   26-Jul-07      US$    1,000.0     1,000.0
1998 Global Bond BR 08..................................    9.375%  07-Apr-98   07-Apr-08      US$    1,250.0     1,250.0
1999 Global Bond BR 09..................................   14.500%  25-Oct-99   15-Oct-09      US$    2,000.0     2,000.0
2000 Global Bond BR 20..................................   12.250%  26-Jan-00   15-Jan-20      US$    1,000.0     1,000.0
2001 Global Bond BR 24..................................    8.875%  22-Mar-01   15-Apr-24      US$    2,150.0     2,150.0
1999 Global Bond BR 27..................................   11.625%  30-Apr-99   15-Apr-04      US$    3,000.0     3,000.0
1998 Global Bond BR 27..................................   10.125%  24-Mar-98   15-May-27      US$      500.0       500.0
2000 Global Bond BR 30..................................   12.250%  06-Mar-00   06-Mar-30      US$    1,600.0     1,600.0
2000 Global Bond BR 40..................................   11.000%  17-Aug-00   17-Aug-40      US$    5,157.3     5,157.3
                                                                                                                 --------
Total ("Globals").......................................                                                         23,157.3
Bonds (EUROS)
1997 ATS Fungible Bond..................................    6.625%  21-May-97   21-May-02      ATS      128.9       128.9
1997 FRF Fungible Bond..................................    6.625%  21-May-97   21-May-02      FRF      135.5       135.5
1997 NLG Fungible Bond..................................    6.625%  21-May-97   21-May-02      NLG      161.1       161.1
1999 Euro Bond..........................................    9.500%  29-Jul-99   25-Feb-02      EUR      711.4       711.4
1998 Euro Bond..........................................    8.625%  03-Mar-98   03-Mar-03      EUR      444.8       444.8
Samurai - 03............................................    4.500%  17-Apr-00   17-Apr-03      YEN      457.0       457.0
Samurai - 2003..........................................    3.750%  17-Apr-00   17-Apr-03      YEN    1,523.5     1,523.5
1999 Euro Bond..........................................   11.125%  30-Sep-99   30-Sep-04      EUR      444.7       444.7
Euro - 05...............................................    9.000%  05-Jul-00   05-Jul-05      EUR      667.0       667.0
1999 Euro Bond..........................................   12.000%  17-Nov-99   17-Nov-06      EUR      457.0       457.0
Samurai - 06............................................    4.500%  22-Dec-00   22-Dec-06      YEN      622.5       622.5
1997 DEM Eurobond.......................................    8.000%  26-Feb-97   26-Feb-07      DEM      453.8       453.8
2001 Samurai 07.........................................    4.750%  26-Feb-97   26-Feb-07      DEM      609.4       609.4
1997 Euro GPB Bond......................................   10.000% 30-July-97   30-Jul-07      GPB      218.0       218.0
Euro - 07...............................................    9.500%  05-Oct-00   05-Oct-07      EUR      667.0       667.0
1998 DEM Bond...........................................   10.000%  23-Apr-98   23-Apr-08       DM      340.3       340.3
Euro - 10...............................................   11.000%  04-Feb-00   04-Feb-10      EUR      667.0       667.0
REP 09..................................................    9.500%  04-Feb-00   04-Feb-10      EUR      889.3       889.3
1997 Eurolira Bond......................................   11.000%  26-Jun-97   26-Jun-17      ITL      344.4       344.4
                                                                                                                 --------
Total ("Euros").........................................                                                         10,387.3
Bonds (Others)
Brazil Investment Bond BIB..............................     6.00%  31-Aug-89   15-Jul-13      US$    1,056.0       372.2
                                                                                                                 --------
Total ("Others")........................................                                                            372.2
Total ("Bonds").........................................                                                         52,874.7

--------
(1) Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate (selling) at December 31, 2001.

(2) Capitalized interest.
Source:  Central Bank

           External Direct Debt of the Federal Government--Continued

                                                                                                      Principal
                                                                                                      Amount(1)
                                                                                                     Outstanding
                                                                                                          At
                                                                Issue   Final               Amount   December 31,
                                                      Interest  Date   Maturity Currencies Disbursed     2001
                                                      -------- ------- -------- ---------- --------- ------------
                                                                       (in millions of dollars)
Commercial Banks
Import Financing Credits with Guarantee of Foreign
 Governments......................................... Various  Various Various   Various      759.2        31.6
Import Financing Credits without Guarantee of Foreign
 Governments......................................... Various  Various Various   Various    1,082.6       851.3
Loans................................................ Various  Various Various   Various      302.1       187.9
                                                                                                      ---------
Total (Commercial Banks).............................                                                  $1,070.8
Others
Import Financing Credits without Guarantee of Foreign
 Governments......................................... Various  Various Various   Various      376.2       245.6
Total (Others).......................................                                                    $245.6
                                                                                                      ---------
Total................................................                                                 $70,690.5
                                                                                                      =========

--------
(1) Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate (selling) at December 31, 2001.
(2) Capitalized interest.
Source:  Central Bank

Table No. 39

              External Debt Guaranteed by the Federal Government

                                                                                           Principal
                                                                                           Amount(1)
                                                                                          Outstanding
                                                                                               At
                                                     Issue   Final               Amount   December 31,
                                           Interest  Date   Maturity Currencies Disbursed     2001
                                           -------- ------- -------- ---------- --------- ------------
                                                            (in millions of dollars)
I.  To Public Entities
Multilateral Organizations
International Monetary Fund (IMF)......... Floating Various Various   SDR       $14,092.3  $ 7,322.2
World Bank................................  Various Various Various   Various   $ 7,242.4  $ 2,276.5
Inter-American Development Bank...........  Various Various Various   Various     4,356.5    7,129.6
Others....................................  Various Various Various   Various       168.1      134.2
                                                                                           ---------
Total (Multilateral Organizations)........                                                 $16,862.5
Foreign Governments
Foreign Governmental Agencies Original
 Loans....................................  Various Various Various   Various     2,687.1    1,265.7
                                                                                           ---------
Total (Foreign Government)................                                                   1,265.7
Commercial Banks
Import Financing Credits with Guarantee of
 Foreign Governments......................  Various Various Various   Various       132.1       55.4
Import Financing Credits without Guarantee
 of Foreign Governments...................  Various Various Various   Various       488.4      337.9
Loans.....................................  Various Various Various   Various        60.0       60.0
                                                                                           ---------
Total (Commercial Banks)..................                                                 $   453.3
Other
Import Financing Credits with Guarantee of
 Foreign Governments......................  Various Various Various   Various          --         --
Loans.....................................  Various Various Various   Various        10.6        5.4
                                                                                           ---------
Total (Other).............................                                                 $     5.4
Total for Public Entities.................                                                 $18,586.9
II.  To Private Companies
 (Including Privatized Companies)......... Various  Various Various   Various       664.6      337.4
                                                                                           ---------
Total.....................................                                                 $18,924.3
                                                                                           =========

--------
(1) Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate (sell side) at December 31, 2001.
Source:  Central Bank

Table No. 40

   Internal Securities Debt of the Republic Outstanding on December 31, 2001

                                                                                                          Outstanding
                                                                                                           Amount(3)
                                                                                                          (millions of
          Name            Index(1)        Interest Rate           Issuance Date        Final Maturity         US$)
          ----            --------        -------------           -------------        --------------     ------------
National Treasury Letters        --                    -- (2)               Various               Various    $21,034
 (NTL)...................                                       (Sep 2000-Nov 2001)   (Jan 2002-Apr 2003)
National Treasury Notes
 (NTN)
A Series.................       US$          5.25% (Apr 1998)   (Dec 1997-Nov 2000)               Various     $4,617
                                     5.5% (Apr 1998-Apr 1999)                         (Mar 2002-Apr 2024)
                                    5.75% (Apr 1999-Apr 2000)
                                     6.0% (Apr 2000-Apr 2024)
C Series.................     IGP-M                6% and 12%   (Dec 1999-Dec 2001)   (Jan 2002-Jan 2031)    $11,542
D Series.................       US$                6% and 12%               Various               Various    $16,398
                                                               (Sept 1997-Dec 2001)   (Jan 2002-Jul 2008)
H Series.................        TR                        --                Jun-98                Jun-03        $92
I Series.................       US$                0% and 12%               Various               Various       $543
                                                                (Apr 1995-Dec 2001)   (Jan 2002-Dec 2017)
M Series.................       US$             Libor + 7/8 %               Various               Various       $272
                                                               (Apr 1994-Sept 1994)  (Apr 2002-Sept 2009)
P Series.................        TR                     6.00%               Various               Various     $5,216
                                                               (July 1993-May 2001)   (Sep 2007-May 2016)
R2 Series................       US$                    12.00%                Feb-94               Various         $3
                                                                                      (Feb 2001-Feb 2004)
National Treasury Bonds..    US$/TR                     6.00%               Various               Various        $25
                                                                (Dec 1989-Nov 1990)  (Mar 2002-Sept 2013)
Financial Treasury        Overnight                        --               Various               Various   $116,713
 Letters (FTL)...........                                       (Aug 1998-Dec 2001)   (Jan 2002-Aug 2007)
A Series................. Overnight               0.0245% (4)               Various               Various     $9,033
                                                               (Dec 1997-July 2000)   (Dec 2012-Jul 2015)
B Series................. Overnight                        --               Various               Various    $12,909
                                                                (Dec 1997-Dec 2000)   (Jan 2002-Oct 2015)
M Series(5).............. Overnight                        --               Various               Various       $181
                                                                (Mar 1997-Apr 1999)   (Mar 2002-Sep 2003)
National Treasury                                                           Various               Various       $427
 Certificate (CTN).......     IGP-M                       12%   (May 1998-Dec 2001)   (May 2018-Mar 2022)
Financial Treasury
 Certificate (CFT)
A Series.................    IGP-DI                6% and 12%               Various               Various     $5,148
                                                              (Sept 1998-Sept 2001)  (Jan 2002-Sept 2028)
B Series.................        TR                     6.00%               Various               Various         $5
                                                                (Dec 1997-Jan 2000)   (Dec 2027-Jan 2030)
C Series................. Overnight                        --  (Dec 2000--Dec 2001)  (Dec 2002--Mar 2003)     $2,016
D Series.................       US$                 0% and 6%               Various               Various       $791
                                                                (Oct 1998-Apr 2000)   (Apr 2002-Jan 2016)
E Series.................     IGP-M                   Various               Various               Various        $50
                                                                (Jan 2000-Oct 2001)   (Jan 2030-Oct 2031)
Securitized Credits......       US$                   Various               Various               Various
                                                               (Apr 1993-July 1995)  (July 2001-Feb 2004)        $35
                             IGP-DI                   Various               Various   (Aug 1993-Jan 2023)     $2,924
                                                                (Aug 1991-Jan 2000)
                              IGP-M                   Various               Various               Various       $109
                                                              (July 1994-Sept 1994) (July 2004-Sept 2004)
                               INPC                   Various            (Jun 1998)           (July 2015)        $14
                          Overnight                   Various               Various               Various       $792
                                                                (Oct 1998-Nov 1999)   (Dec 2000-Jun 2007)
                               TJLP                   Various            (Jun 1998)           (July 2006)        $25
                                 TR                   Various               Various               Various     $3,007
                                                                (Jan 1997-Dec 1998)   (Jan 2001-Jan 2027)

                                                                                           Outstanding
                                                                                            Amount(3)
                                                                                           (millions of
          Name           Index(1)  Interest Rate    Issuance Date       Final Maturity         US$)
          ----           --------  -------------    -------------       --------------     ------------
Agrarian Debt...........        TR    Various             (Nov 1995)               Various       $368
                                                                       (Oct 2002-Oct 2005)
                         Overnight    Various             (Nov 1995)               Various       $342
                                                                       (Oct 2002-Oct 2005)
                            Others    Various             (Nov 1995)               Various        $18
                                                                       (Oct 2002-Oct 2005)
Public Debt Certificate         TR    Various                Various               Various         $5
 (CDP)..................
Agrarian Debt Securities        TR    Various                Various               Various       $981
 (TDA)..................
Central Bank Notes
E Series................       US$    Various                Various               Various    $51,954
                                                 (May 1999-Dec 2000)   (Jan 2001-Nov 2006)
F Series................       US$         6%    Various (Sept 1998)               Various       $642
                                                                     (Sept 2001-Sept 2003)
Total...................                                                                     $268,229

--------
(1) Securities indexed to each indicated rate/index:
Overnight = Central Bank's overnight rate
IGPM = General Price Index (market based)
US$ = U.S. dollar exchange rate
TR = Index based on average daily rate of certificates of deposit issued by certain major
Brazilian banks
TJLP = Long-term interest rate index
(2) Zero-coupon securities issued at a discount from their face amount.
(3) Exchange rate (selling rate) at end of December 31, 2001 (R$2.3204=US$1.00).
(4) Monthly interest rate.
(5) Municipality-issued securities assumed by the National Treasury.
Source:  National Treasury Secretariat

Table No. 41

    Internal Securities Debt of the Republic Outstanding on March 31, 2002

                                                                                                                 Outstanding
                                                                                                                  Amount(3)
                                                                                                                  (millions
              Name               Index(1)        Interest Rate           Issuance Date        Final Maturity       of US$)
              ----               ---------       -------------           -------------        --------------     -----------
National Treasury Letters (NTL).                                                   Various               Various
                                        --                    -- (2)   (Sep 2000-Mar 2002)   (Apr 2002-Jan 2004)   $24,487
National Treasury Notes (NTN)...
A Series........................                                                                         Various
                                       US$          5.25% (Apr 1998)   (Dec 1997-Nov 2000)   (Apr 2002-Apr 2024)    $4,666
                                            5.5% (Apr 1998-Apr 1999)
                                           5.75% (Apr 1999-Apr 2000)
                                            6.0% (Apr 2000-Apr 2024)
B Series........................      IPCA                     6.00%   (Nov 2001-Mar 2002)   (May 2002-Mar 2033)    $3,992
C Series........................     IGP-M                6% and 12%   (Dec 1999-Apr 2002)   (Apr 2002-Jan 2031)   $13,308
D Series........................                                                   Various               Various
                                       US$                6% and 12%  (Sept 1997-Mar 2002)   (Apr 2002-Jul 2008)   $21,915
H Series........................        TR                        --                Jun-98                Jun-03       $75
I Series........................                                                   Various               Various
                                       US$                0% and 12%   (Apr 1995-Mar 2002)   (Apr 2002-Dec 2017)      $595
M Series........................                                                   Various               Various
                                       US$             Libor + 7/8 %  (Apr 1994-Sept 1994)  (Apr 2001-Sept 2009)      $277
P Series........................                                                   Various               Various
                                        TR                     6.00%  (July 1993-May 2001)   (Sep 2007-May 2016)    $2,003
R2 Series.......................                                                                         Various
                                       US$                    12.00%                Feb-94   (Feb 2001-Feb 2004)        $2
National Treasury Bonds.........                                                   Various               Various
                                    US$/TR                     6.00%   (Dec 1989-Nov 1990)  (Mar 2001-Sept 2013)       $23
Financial Treasury Letters (FTL)                                                   Various               Various
                                 Overnight                        --   (Aug 1998-Jan 2002)   (Apr 2002-Aug 2007)  $112,022
A Series........................                                                   Various               Various
                                 Overnight               0.0245% (4)  (Dec 1997-July 2000)   (Dec 2012-Jul 2015)    $9,223
B Series........................                                                   Various               Various
                                 Overnight                        --   (Dec 1997-Dec 2000)   (Apr 2002-Oct 2015)   $12,843
M Series(5).....................                                                   Various               Various
                                 Overnight                        --   (Mar 1997-Apr 1999)   (Jun 2002-Sep 2003)      $177
National Treasury Certificate                                                      Various               Various
 (CTN)..........................     IGP-M                       12%   (May 1998-Mar 2002)   (May 2018-Mar 2022)      $446
Financial Treasury Certificate
 (CFT)..........................
A Series........................                                                   Various               Various
                                    IGP-DI                6% and 12% (Sept 1998-Sept 2001)  (Apr 2002-Sept 2028)    $4,833
B Series........................                                                   Various               Various
                                        TR                     6.00%   (Dec 1997-Jan 2001)   (Dec 2027-Jan 2031)        $5
C Series........................ Overnight                        --  (Dec 2000--Dec 2001)  (Dec 2002--Mar 2003)      $733
D Series........................                                                   Various               Various
                                       US$                 0% and 6%   (Oct 1998-May 2001)   (Oct 2002-May 2031)      $695
E Series........................                                                   Various               Various
                                     IGP-M                   Various   (Jan 2000-Apr 2002)   (Jan 2030-Oct 2031)       $45
Securitized Credits.............                                                   Various               Various
                                       US$                   Various  (Apr 1993-July 1995)  (July 2001-Feb 2004)       $26
                                                                                   Various
                                    IGP-DI                   Various   (Aug 1991-Jan 2000)   (Aug 1993-Jan 2023)    $2,523
                                                                                   Various               Various
                                     IGP-M                   Various (July 1994-Sept 1994) (July 2004-Sept 2004)      $109
                                      INPC                   Various            (Jun 1998)           (July 2015)       $12
                                                                                   Various               Various
                                 Overnight                   Various   (Oct 1998-Nov 1999)   (Dec 2000-Jun 2007)      $824
                                      TJLP                   Various            (Jun 1998)           (July 2006)       $22
                                                                                   Various               Various
                                        TR                   Various   (Jan 1997-Dec 1998)   (Jan 2001-Jan 2027)    $2,821
Agrarian Debt...................                                                                         Various
                                        TR                   Various            (Nov 1995)   (Oct 2002-Oct 2005)      $600
                                                                                                         Various
                                 Overnight                   Various            (Nov 1995)   (Oct 2002-Oct 2005)    $2,026
                                                                                                         Various
                                    Others                   Various            (Nov 1995)   (Oct 2002-Oct 2005)       $69

                                                                                                Outstanding
                                                                                                 Amount(3)
                                                                                                 (millions
             Name              Index(1) Interest Rate    Issuance Date       Final Maturity       of US$)
             ----              -------- -------------    -------------       --------------     -----------
Public Debt Certificate (CDP).    TR       Various                Various               Various       $20
Agrarian Debt Securities (TDA)    TR       Various                Various               Various      $966
Central Bank Notes............
E Series......................                                    Various               Various
                                 US$                  (May 1999-Dec 2000)   (Jan 2001-Nov 2006)   $48,606
F Series......................                                    Various               Various
                                 US$            6%            (Sept 1998) (Sept 2001-Sept 2003)      $645
Total.........................                                                                   $271,634

--------
(1) Securities indexed to each indicated rate/index:
Overnight = Central Bank's overnight rate
IGPM = General Price Index (market based)
US$ = U.S. dollar exchange rate
TR = Index based on average daily rate of certificates of deposit issued by certain major
Brazilian banks
TJLP = Long-term interest rate index
(2) Zero-coupon securities issued at a discount from their face amount.
(3) Exchange rate (selling rate) at end of March 31, 2002 (R$2.3236=US$1.00).
(4) Monthly interest rate.
(5) Municipality-issued securities assumed by the National Treasury.
Source:  National Treasury Secretariat